As filed with the United States Securities and Exchange Commission on May 28, 2021.
Registration No: 333-254888
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SANDBRIDGE ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-1615012 (I.R.S. Employer Identification Number)
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
(424) 221-5743
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ken Suslow, Chief Executive Officer
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
(424) 221-5743
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Emily Oldshue Christopher Comeau Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 Telephone: (617) 951-7000	Benjamin Potter Ryan Maierson Drew Capurro Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☒	Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Class A common stock, par value $0.0001 per share(1)(2)	44,116,721	$9.91	$437,196,705.11	$47,698.16(5)
(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(2)
Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“Sandbridge Class A common stock” or “New Owlet common stock”), of the registrant (“Sandbridge”) estimated to be issued in connection with the business combination described herein (the “Business Combination”) other than to stockholders of Owlet Baby Care Inc. (“Owlet”) who have voted for the approval of the Business Combination prior to the date hereof. This number is based on the product of (a) the sum of (i) 5,608,844, the aggregate number of shares of common stock, par value $0.0001 per share, of Owlet outstanding as of March 22, 2021, (ii) 11,167,137, the aggregate number of shares of preferred stock, par value $0.0001 per share, of Owlet, outstanding as of March 22, 2021, (iii) 892,456, the aggregate number of shares of Owlet common stock issuable upon the cashless exercise of the Owlet warrants outstanding as of March 22, 2021 and, (iv) 695,107, the aggregate number of shares of Owlet preferred stock issuable upon the conversion of the Owlet convertible promissory notes outstanding as of March 22, 2021, and (v) 3,153,776, the aggregate number of shares of Owlet common stock issuable upon the cash exercise of Owlet options outstanding as of March 22, 2021, and (b) an estimated Exchange Ratio (as defined herein) of 2.050.

(3)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of 44,116,721 shares of Sandbridge Class A common stock and (ii) $9.91, the average of the high and low trading prices of Sandbridge Class A common stock on March 24, 2021 (within five business days prior to the date of this Registration Statement).

(4)	Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.
(5)	Previously paid.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
preliminary - subject to completion dated MAY 28, 2021
PROXY STATEMENT FOR
SPECIAL MEETING OF
SANDBRIDGE ACQUISITION CORPORATION
PROSPECTUS FOR
44,116,721 SHARES OF CLASS A COMMON STOCK
OF
SANDBRIDGE ACQUISITION CORPORATION
(WHICH WILL BE RENAMED “OWLET, INC.”
IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)
On February 12, 2021, the board of directors of Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge,” “we,” “us” or “our”), unanimously approved a business combination agreement, dated February 15, 2021, by and among Sandbridge, Project Olympus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sandbridge (“Merger Sub”), and Owlet Baby Care Inc. (“Owlet”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by Sandbridge’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Owlet (the “Merger”), with Owlet surviving the Merger as a wholly owned subsidiary of Sandbridge. In addition, upon the effectiveness of the Proposed Charter (as defined below), Sandbridge will be renamed “Owlet, Inc.” and is referred to herein as “New Owlet” following the consummation (the “Closing”) of the transactions described below (collectively, the “Business Combination”).
As described in this proxy statement/prospectus, Sandbridge’s stockholders are being asked to consider and vote upon the Business Combination and the other proposals set forth herein.
As a consequence of the Business Combination, each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will convert, on a one-for-one basis, into a share of New Owlet Class A common stock (“New Owlet common stock”). The Business Combination will have no effect on the Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio (as defined herein); (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to certain limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options; and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
In addition, Sandbridge will file the proposed amended and restated certificate of incorporation to be adopted by Sandbridge pursuant to the proposals set forth herein (the “Proposed Charter”) with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time.
In addition, concurrently with the execution of the Business Combination Agreement, Sandbridge entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).
The total maximum number of shares of New Owlet common stock expected to be outstanding immediately following the Closing is approximately 132,216,363, assuming no redemptions, comprising (i) 90,466,363 shares of New Owlet common stock issued to Owlet stockholders in the Merger, (ii) 13,000,000 shares of New Owlet common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 5,750,000 shares of New Owlet common stock issued to holders of shares of Sandbridge Class B common stock outstanding at the Effective Time, 2,807,500 shares of which will be subject to vesting following the Effective Time, and (iv) 23,000,000 shares of New Owlet common stock to be held by holders of shares of Sandbridge Class A common stock outstanding at the Effective Time. Holders of shares of Owlet capital stock are expected to hold, in the aggregate, approximately 68.4% of the issued and outstanding shares of New Owlet common stock and approximately 68.4% of the combined voting power of New Owlet immediately following the Closing, in each case assuming no redemptions. If the actual facts are different than these assumptions, the ownership percentages in New Owlet will be different.
Sandbridge’s units, Class A common stock and public warrants are publicly traded on the New York Stock Exchange (“NYSE”) under the symbols “SBG.U,” “SBG” and “SBG WT,” respectively. Sandbridge intends to apply to list the New Owlet common stock and public warrants on the NYSE under the symbols “OWLT” and “OWLT WS,” respectively, upon the Closing. New Owlet will not have units traded following the Closing.
Sandbridge will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Sandbridge cannot complete the Business Combination unless Sandbridge’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Sandbridge is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and the other Transaction Proposals (as defined herein) being presented at the Special Meeting, all of which are unanimously recommended by the Sandbridge Board. The shares held by Sandbridge Acquisition Holdings LLC (the “Sponsor”), our other initial stockholders and our other directors and officers and the PIMCO private funds that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of Sandbridge.
Unless adjourned, the Special Meeting of the stockholders of Sandbridge will be held at 10:00 a.m., New York City time, on June 29, 2021, in virtual format.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Sandbridge and New Owlet and certain related matters. Please read this proxy statement/prospectus carefully. In particular, you should read the section titled “Risk Factors” beginning on page 36 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor (“Okapi”), by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at www.virtualshareholdermeeting.com/SBG2021SM.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated        , 2021, and is first being mailed to stockholders of Sandbridge on or about        , 2021.

SANDBRIDGE ACQUISITION CORPORATION
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 29, 2021
TO THE STOCKHOLDERS OF SANDBRIDGE ACQUISITION CORPORATION:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge,” “we,” “us” or “our”), will be held at 10:00 a.m., New York City time, on June 29, 2021, in virtual format. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 - The Business Combination Proposal - to consider and vote upon a proposal to approve the business combination agreement, dated as of February 15, 2021 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Sandbridge, Project Olympus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Sandbridge (“Merger Sub”), and Owlet Baby Care Inc., a Delaware corporation (“Owlet”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Owlet (the “Merger”) with Owlet surviving the Merger as a wholly owned subsidiary of Sandbridge (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 - The Charter Amendment Proposal, including the Advisory Charter Amendment Proposals - to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation of Sandbridge (the “Proposed Charter”), which will replace Sandbridge’s amended and restated certificate of incorporation, dated September 14, 2020 (the “Current Charter”), and which will be in effect as of the Effective Time (we refer to such proposal as the “Charter Amendment Proposal”); and to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission (the “SEC”) as six separate sub-proposals (we refer to such proposals as the “Advisory Charter Amendment Proposals”);

(i)
Advisory Charter Amendment Proposal A – Under the Proposed Charter, New Owlet will be authorized to issue 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of New Owlet common stock, par value $0.0001 per share and (ii) 100,000,000 shares of undesignated preferred stock, par value $0.0001 per share, as opposed to the Current Charter, which authorizes Sandbridge to issue 111,000,000 shares of capital stock, consisting of (a) 110,000,000 shares of common stock, including 100,000,000 shares of Sandbridge Class A common stock, par value $0.0001 per share, and 10,000,000 shares of Sandbridge Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of Sandbridge preferred stock, par value $0.0001 per share;

(ii)
Advisory Charter Amendment Proposal B – Under the Proposed Charter, New Owlet will remove the provisions regarding New Owlet not being governed by Section 203 of the DGCL relating to takeovers by interested stockholders;

(iii)
Advisory Charter Amendment Proposal C –Under the Proposed Charter, in addition to any vote required by Delaware law, Part B of Article IV, Article V, Article VI, Article VII, Article VIII and Article IX of the Proposed Charter may be amended only by the affirmative vote of the holders of at least two-thirds of the total voting power of the then outstanding shares of stock of New Owlet entitled to vote thereon, voting together as a single class;

(iv)
Advisory Charter Amendment Proposal D – Under the Proposed Charter, directors can be removed only for cause and only by the affirmative vote of the holders of at least a two-thirds of the outstanding shares entitled to vote at an election of directors;

(v)
Advisory Charter Amendment Proposal E – Under the Proposed Charter, the New Owlet Board is expressly authorized to adopt, alter, amend or repeal the Bylaws in accordance with Delaware law; provided that, in addition to any vote required by Delaware law, the adoption, amendment or repeal of the Bylaws by New Owlet stockholders will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote generally in an election of directors;
(vi)
Advisory Charter Amendment Proposal F – to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Sandbridge Acquisition Corporation” to “Owlet, Inc.”, and (ii) removing certain provisions related to Sandbridge’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Sandbridge Board believes is necessary to adequately address the needs of New Owlet after the Business Combination;

(c)
Proposal No. 3 - The NYSE Proposal – to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of (i) 13,000,000 shares of Sandbridge Class A common stock to certain investors (the “PIPE Investors”) pursuant to subscription agreements (the “Subscription Agreements”) immediately prior to the Closing, plus any additional shares issued pursuant to Subscription Agreements we may enter into prior to Closing, and (ii) an aggregate of up to 102,500,000 shares of New Owlet common stock to existing Owlet equityholders pursuant to the terms of the Business Combination Agreement (we refer to this proposal as the “NYSE Proposal”);

(d)
Proposal No. 4 - The Incentive Award Plan Proposal - to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal and the NYSE Proposal are approved and adopted, the Owlet, Inc. 2021 Incentive Award Plan (the “New Owlet Incentive Award Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the New Owlet Incentive Award Plan (the “Incentive Award Plan Proposal”), including with respect to the number of shares that may be issued pursuant to the exercise of incentive stock options granted;

(e)
Proposal No. 5 - The ESPP Proposal - to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal and the Incentive Award Plan Proposal are approved and adopted, the Owlet, Inc. 2021 Employee Stock Purchase Plan (the “New Owlet ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex E, including the authorization of the initial share reserve under the New Owlet ESPP (the “ESPP Proposal”);

(f)
Proposal No. 6 - The Adjournment Proposal - to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Award Plan Proposal and the ESPP Proposal (collectively, the “Required Transaction Proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal” and the Adjournment Proposal, collectively with the Required Transaction Proposals, the “Transaction Proposals”).

Only holders of record of Sandbridge common stock at the close of business on June 1, 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment or postponement of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors.”

After careful consideration, the Sandbridge Board has determined that each of the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the NYSE Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, and the Adjournment Proposal are in the best interests of Sandbridge and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of Sandbridge’s directors or officers may result in a conflict of interest on the part of one or more of the directors or officers between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Ramez Toubassy, Domenico De Sole and Michael F. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See the section titled “The Business Combination Proposal—Interests of Sandbridge’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Business Combination Agreement, the approval of the Required Transaction Proposals presented at the Special Meeting is a condition to the Closing. The adoption of each Required Transaction Proposal is conditioned on the approval of all of the Required Transaction Proposals. If our stockholders do not approve each of the Required Transaction Proposals, the Business Combination may not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal.
In connection with the execution of the Business Combination Agreement, the Sponsor and certain initial stockholders, directors and officers entered into a Sponsor Letter Agreement pursuant to which the Sponsor and each other holder of founder shares has agreed, among other things, (a) to appear at the Special Meeting or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) to vote (or execute a written consent), or cause to be voted (or consent to be granted) any Sandbridge common stock and founder shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (c) to vote (or execute a written consent) or cause to be voted (or consent to be granted) any Sandbridge common stock or founder shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (d) not redeem any shares of founder shares owned by it, him or her in connection with the stockholder approval. Pursuant to the Sponsor Letter Agreement, a percentage of New Owlet common stock held by the Sponsor will be subject to certain time and performance-based vesting provisions. For additional information, see “Related Agreements — Sponsor Letter Agreement.”
Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Sandbridge redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on June 25, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Sandbridge’s transfer agent (the “Transfer Agent”), that Sandbridge redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the consummation of the Business Combination (the “Closing”). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Sandbridge instruct the Transfer Agent to return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting—Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
In addition, concurrently with the execution of the Business Combination Agreement, Sandbridge entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).
The total maximum number of shares of New Owlet common stock expected to be outstanding immediately following the Closing is approximately 132,216,363, assuming no redemptions, comprising (i) 90,466,363 shares of New Owlet common stock issued to Owlet equityholders in the Merger, (ii) 13,000,000 shares of New Owlet common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 5,750,000 shares of New Owlet common stock issued to holders of shares of Sandbridge Class B common stock outstanding at the Effective Time, 2,807,500 shares of which will be subject to vesting following the Effective Time, and (iv) 23,000,000 shares of New Owlet common stock to be held by holders of shares of Sandbridge Class A common stock outstanding at the Effective Time.
All Sandbridge stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible or submit your proxy by following the instructions contained on your proxy card. If you are a stockholder of record holding shares of Sandbridge Class A common stock or Sandbridge Class B common stock, you may also cast your vote at the Special Meeting electronically by visiting www.virtualshareholdermeeting.com/SBG2021SM. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Sandbridge Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Sandbridge common stock entitled to vote thereon, voting together as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, an abstention from voting or a broker non-vote will have the same effect as a vote against the Charter Amendment Proposal. Along with the Charter Proposal, the NYSE considers abstentions as “votes cast,” therefore for purposes of approval, abstentions will also be considered as votes against the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. However, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the Adjournment Proposal.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided or submit your proxy by following the instructions contained on your proxy card. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor (“Okapi”), by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at www.virtualshareholdermeeting.com/SBG2021SM.
Thank you for your participation. We look forward to your continued support.
   , 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF SANDBRIDGE CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF SANDBRIDGE CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, TELEPHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF SANDBRIDGE CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING - REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Sandbridge, constitutes a prospectus of Sandbridge under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Sandbridge to be issued to Owlet’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Sandbridge under Section 14(a) of the Exchange Act.
You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Sandbridge stockholders nor the issuance by Sandbridge of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Sandbridge has been provided by Sandbridge and information contained in this proxy statement/prospectus regarding Owlet has been provided by Owlet.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains market and industry data and forecasts that Owlet and Sandbridge have derived from independent consultants, publicly available information, various industry publications, other published industry sources, surveys and analyses conducted by third parties and Owlet’s internal data and estimates. Sandbridge and Owlet believe this information is reliable as of the applicable date of its publication, however, neither Sandbridge nor Owlet has independently verified the accuracy or completeness of the information included in or assumptions relied on in these third-party publications. The industry in which Owlet operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from the results Sandbridge and Owlet anticipate. Sandbridge is liable for the information provided in this proxy statement/prospectus.

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Sandbridge from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
Telephone: (424) 221-5743
Attention: Corporate Secretary
or
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (844) 343-2623 (toll-free)
(banks and brokers can call collect at (212) 297-0720)
Email: info@okapipartners.com
To obtain timely delivery, Sandbridge stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section titled “Where You Can Find More Information.”
TRADEMARKS
This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Sandbridge” refer to Sandbridge Acquisition Corporation, and the terms “New Owlet,” “combined company” and “post-combination company” refer to Owlet, Inc. and its subsidiaries following the consummation of the Business Combination.
In this document:
“Aggregate Fully Diluted Company Shares” means, without duplication, (a) the aggregate number of shares of Owlet capital stock that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon the exercise of Owlet options (whether or not then vested or exercisable) or upon the settlement of Owlet Restricted Stock or other equity-based awards, minus (b) the Owlet treasury shares outstanding immediately prior to the Effective Time, minus (c) a number of shares equal to (A) the aggregate exercise price of the Owlet options described in clause (ii) above divided by (B) the Per Share Merger Consideration; provided, that any Owlet option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Shares.
“Aggregate Merger Consideration” means a number of shares of Sandbridge common stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.
“Available Sandbridge Cash” means the amount of cash available in the Trust Account following the Special Meeting, after deducting (i) the amounts payable, if any, to the public stockholders pursuant to the Sandbridge Stockholder Redemption, (ii) any deferred underwriting commissions being held in the Trust Account, and (iii) the Sandbridge Transaction Expenses.
“Base Purchase Price” means $1,000,000,000.
“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Owlet, pursuant to which (i) Owlet survives the Merger as a wholly owned subsidiary of New Owlet, (ii) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (iii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Option and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; (iv) subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration and (v) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
“Business Combination Agreement” means that Business Combination Agreement, dated as of February 15, 2021, by and among Sandbridge, Merger Sub and Owlet.
“Cash Elected Option” means a vested option (or portion thereof) with respect to which the holder has made an election to receive a cash payment in lieu of the assumption of such option (or portion).
“Cash Election Consideration” means an amount in cash equal to (a) the Exchange Ratio multiplied by $10.00 minus (b) the exercise price applicable to the share of Owlet capital stock underlying such Cash Elected Option.
“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.
“Closing Date” means the closing date of the Business Combination.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Current Charter” means Sandbridge’s amended and restated certificate of incorporation, dated September 14, 2020.
“DGCL” means the General Corporation Law of the State of Delaware.
“DTC” means The Depository Trust Company.
“Eclipse” means, collectively, Eclipse Ventures Fund I, L.P. and Eclipse Continuity Fund I, L.P.
“Effective Time” means, with respect to the Merger, the time on the Closing Date at which the Merger becomes effective.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Shares.
“FASB” means the Financial Accounting Standards Board.
“founder shares” means the shares of Sandbridge Class B common stock held by Sponsor and the shares of Sandbridge Class A common stock that will be issued to the Sponsor upon the conversion of such shares of Sandbridge Class B common stock at the Closing in accordance with the Current Charter.
“GAAP” means United States generally accepted accounting principles.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“initial public offering” means Sandbridge’s initial public offering, consummated on September 17, 2020, through the sale of an aggregate of 23,000,000 units at $10.00 per unit.
“initial stockholders” means the Sponsor and Domenico De Sole, Ramez Toubassy, Michael F. Goss, and Tommy Hilfiger.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Merger” means the merger of Merger Sub with and into Owlet.
“Merger Sub” means Project Olympus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sandbridge.
“Minimum Available Sandbridge Cash Amount” means the Available Sandbridge Cash being equal to or greater than $140 million.
“New Owlet” means Owlet, Inc., a Delaware corporation (which, prior to the Closing, was known as Sandbridge Acquisition Corporation).
“New Owlet Board” means the board of directors of New Owlet.
“New Owlet Bylaws” means the bylaws of New Owlet to be adopted pursuant to the Business Combination Agreement.
“New Owlet common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Owlet.
“New Owlet Incentive Award Plan” means the Owlet, Inc. 2021 Incentive Award Plan, to be approved and adopted by the Sandbridge stockholders pursuant to the Incentive Award Plan Proposal at the Special Meeting.
“New Owlet ESPP” means the Owlet, Inc. 2021 Employee Stock Purchase Plan, to be approved and adopted by the Sandbridge stockholders pursuant to the ESPP Proposal at the Special Meeting.
“New Owlet Management” means the management of New Owlet following the Closing.
“NYSE” means The New York Stock Exchange.
v

“Okapi” means Okapi Partners LLC, proxy solicitor for Sandbridge.
“Owlet” means Owlet Baby Care Inc., a Delaware corporation.
“Owlet Board” means the board of directors of Owlet.
“Owlet capital stock” means the shares of Owlet capital stock outstanding prior to the Business Combination, comprised of the Owlet common stock, the Owlet Series A preferred stock, the Owlet Series A-1 preferred stock, the Owlet Series B preferred stock, the Owlet Series B-1 preferred stock and each other class or series of capital stock of Owlet (including preferred stock).
“Owlet common stock” means the common stock, par value $0.0001 per share, of Owlet.
“Owlet option” means, as of any determination time, each option to purchase shares of Owlet common stock that is outstanding and unexercised.
“Owlet Restricted Stock” means such shares of Owlet common stock that, as of immediately prior to the Effective Time, were subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time.
“Owlet Series A preferred stock” means the Series A preferred stock, par value $0.0001 per share, of Owlet.
“Owlet Series A-1 preferred stock” means the Series A-1 preferred stock, par value $0.0001 per share, of Owlet.
“Owlet Series B preferred stock” means the Series B preferred stock, par value $0.0001 per share, of Owlet.
“Owlet Series B-1 preferred stock” means the Series B-1 preferred stock, par value $0.0001 per share, of Owlet.
“Owlet stockholder” means each holder of Owlet capital stock as of any determination time prior to the Effective Time.
“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.
“PIMCO private funds” are to the members of our Sponsor that are affiliated with Pacific Investment Management Company LLC, collectively.
“PIPE Financing” means the issuance of an aggregate of 13,000,000 shares of Sandbridge Class A common stock pursuant to Subscription Agreements to the PIPE Investors immediately prior to the Closing, at a purchase price of $10.00 per share, which include 200,000 shares to be purchased by the PIMCO private funds and certain investors specified by the Sponsor.
“PIPE Investors” means the investors who are party to the Subscription Agreements.
“private placement warrants” means the 6,600,000 warrants issued to our Sponsor concurrently with Sandbridge’s initial public offering, each of which is exercisable for one share of Sandbridge Class A common stock subject to certain restrictions on transfer.
“Proposed Charter” means the proposed amended and restated certificate of incorporation to be adopted by Sandbridge pursuant to the Charter Amendment Proposal (which, as of and after the Effective Time, will operate as the amended and restated certificate of incorporation of New Owlet), a copy of which is attached as Annex B to this proxy statement/prospectus.
“public shares” means shares of Sandbridge Class A common stock included in the units issued in Sandbridge’s initial public offering.
“public stockholders” means the holders of public shares.
“public warrants” means the warrants included in the units issued in the initial public offering, each of which is exercisable for one share of Sandbridge Class A common stock, in accordance with its terms.
“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into as of the Closing by and among New Owlet, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of Owlet.

“Required Transaction Proposals” mean, collectively, the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.
“Sandbridge” means Sandbridge Acquisition Corporation, a Delaware corporation (which, as a consequence of the adoption of the Proposed Charter, will be renamed Owlet, Inc.).
“Sandbridge Board” means the board of directors of Sandbridge.
“Sandbridge Capital” means Sandbridge Capital Management, LLC, an affiliate of the Sponsor.
“Sandbridge Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Sandbridge.
“Sandbridge Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Sandbridge.
“Sandbridge common stock” means, collectively, the Sandbridge Class A common stock and Sandbridge Class B common stock.
“Sandbridge fund” means the member of our sponsor that is affiliated with Sandbridge Capital, LLC;
“Sandbridge Parties” means, together, Sandbridge and Merger Sub.
“Sandbridge Transaction Expenses” means any fees, expenses and disbursements incurred by or on behalf of Sandbridge or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Sandbridge or Merger Sub in connection with the transactions contemplated by this Business Combination Agreement and related agreements.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Special Meeting” means the special meeting of the Sandbridge stockholders to consider matters relating to the Business Combination, to be held at 10:00 a.m. New York City time, on June 29, 2021, in virtual format.
“Sponsor” means Sandbridge Acquisition Holdings LLC, a Delaware limited liability company.
“Stockholders Agreement” means the stockholders agreement, to be entered into as of the Closing, by and among New Owlet and Eclipse.
“Subscription Agreements” means the subscription agreements, each dated as of February 15, 2021, by and between Sandbridge and the PIPE Investors, pursuant to which Sandbridge has agreed to issue an aggregate of 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors immediately prior to the Closing at a purchase price of $10.00 per share.
“Surviving Company” means the surviving corporation resulting from the Merger.
“Termination Date” means July 31, 2021.
“Transactions” means the Business Combination and the other transactions contemplated in the Business Combination Agreement.
“Transaction Proposals” mean, collectively with the Required Transaction Proposals and the Adjournment Proposal.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of Sandbridge that holds the proceeds from Sandbridge’s initial public offering and the private placement of the private placement warrants.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 14, 2020, between Sandbridge and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Units” means the units of Sandbridge, each consisting of one share of Sandbridge Class A common stock and one-half (1/2) of one public warrant of Sandbridge.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Sandbridge and Owlet. These statements are based on the beliefs and assumptions of the respective management teams of Sandbridge and Owlet. Although Sandbridge and Owlet believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Sandbridge nor Owlet can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.
The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Owlet. There can be no assurance that future developments affecting us and/or Owlet will be those that we and/or the Owlet have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Owlet) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the special meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:
•
the ability of Sandbridge and Owlet to meet the closing conditions in the Business Combination Agreement, including the receipt of approval by the stockholders of Sandbridge of the Required Transaction Proposals and the availability of an aggregate cash amount of at least $140 million available at Closing from the Trust Account;

•
the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Sandbridge and Owlet following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close;

•	the ability to obtain or maintain the listing of New Owlet common stock on the NYSE, as applicable, following the Business Combination;
•	the risk that the proposed Business Combination disrupts current plans and operations of Owlet as a result of the announcement and consummation of the Business Combination;
•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of New Owlet to grow and manage growth profitably and retain its key employees;

•	costs related to the proposed Business Combination;
•	changes in applicable laws or regulations;
•	the ability of New Owlet to raise financing in the future;
•	the success, cost and timing of Owlet’s and New Owlet’s product development activities;
•	the potential attributes and benefits of Owlet’s and New Owlet’s products and services;
•	Owlet’s and New Owlet’s ability to obtain and maintain regulatory approval for Owlet’s or New Owlet’s products, and any related restrictions and limitations of any approved product;
•	Owlet’s and New Owlet’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	Owlet’s and New Owlet’s financial performance;

•	the impact of the COVID-19 pandemic on Owlet’s and New Owlet’s business, including on the ability of Sandbridge and Owlet to consummate the Business Combination; and
•	other factors detailed under the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus.
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor Owlet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF SANDBRIDGE
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Sandbridge urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:	Why am I receiving this proxy statement/prospectus?
A:
Sandbridge is proposing to consummate the Business Combination with Owlet. Sandbridge, Merger Sub and Owlet have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Sandbridge urges its stockholders to read the Business Combination Agreement in its entirety.

Sandbridge is holding a Special Meeting to obtain the approval of Sandbridge stockholders of the Business Combination Agreement. Sandbridge stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Agreement and thereby approve the Business Combination.
THE VOTE OF SANDBRIDGE STOCKHOLDERS IS IMPORTANT. SANDBRIDGE STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:	Why is Sandbridge proposing the Business Combination?
A:	Sandbridge was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination.
Based on its due diligence investigations of Owlet and the industries in which it operates, including the financial and other information provided by Owlet in the course of Sandbridge’s due diligence investigations, the Sandbridge Board believes that the Business Combination with Owlet is in the best interests of Sandbridge and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although the Sandbridge Board believes that the Business Combination with Owlet presents a unique business combination opportunity and is in the best interests of Sandbridge and its stockholders, the Sandbridge Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal - Sandbridge’s Board of Directors’ Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the Sandbridge Board in making its decision.
Q:	When and where will the Special Meeting take place?
A:
The Special Meeting will be held on June 29, 2021, at 10:00 a.m., New York City time, via live webcast at the following address: www.virtualshareholdermeeting.com/SBG2021SM, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. To participate in the Special Meeting, a Sandbridge stockholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The Special Meeting webcast will begin promptly at 10:00 a.m., New York City time. Sandbridge stockholders are encouraged to access the Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	What matters will be considered at the Special Meeting?
A:	The Sandbridge stockholders will be asked to consider and vote on the following proposals:
•	The Business Combination Proposal, which is a proposal to approve the Business Combination Agreement and approve the Business Combination;
•
The Charter Amendment Proposal, which is a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will replace the Current Charter, including the proposals to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Amendment Proposals”);

•
The NYSE Proposal, which is a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of (i) 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors in the PIPE Financing, plus any additional shares pursuant to Subscription Agreements we may enter into prior to Closing, and (ii) an aggregate of up to 102,500,000 shares of New Owlet common stock to existing Owlet equityholders pursuant to the terms of the Business Combination Agreement;

•
The Incentive Award Plan Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal and the NYSE Proposal are approved and adopted, the New Owlet Incentive Award Plan;

•
The ESPP Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal and the New Owlet Incentive Award Plan are approved and adopted, the New Owlet ESPP; and

•
The Adjournment Proposal, which is a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Q:	Is my vote important?
A:
Yes. The Business Combination cannot be completed unless the Business Combination Proposal receives the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon and the other Required Transaction Proposals achieve the necessary vote outlined below. Only Sandbridge stockholders as of the close of business on June 1, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Sandbridge Board unanimously recommends that such Sandbridge stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including, on an advisory basis, the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal, and “FOR” the approval of the Adjournment Proposal.

Q:	If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?
A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you also have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit meeting control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.
Q:	What Sandbridge stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?
A:
The Business Combination Proposal. Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares and any public shares acquired by them during or after the initial public offering in favor of the Business Combination Proposal and the other Transaction Proposals being presented at the Special Meeting, all of which are unanimously recommended by the Sandbridge Board. The shares held by our Sponsor, our other initial stockholders and our other directors and officers that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of Sandbridge. Abstentions will be treated as votes against this proposal.

The Charter Amendment Proposal. Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Sandbridge Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Sandbridge common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.
The Advisory Charter Amendment Proposals. Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by the Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The NYSE Proposal. Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will be treated as votes against this proposal.
The Incentive Award Plan Proposal. Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will be treated as votes against this proposal.
The ESPP Proposal. Approval of the ESPP requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will be treated as votes against this proposal.
The Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:	What will Owlet’s equityholders receive in connection with the Business Combination?
A:
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options (subject to certain caps); and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
Q:	What voting power will current Sandbridge stockholders and Owlet stockholders hold in New Owlet immediately after the consummation of the Business Combination?
A:	It is anticipated that, upon completion of the Business Combination, the voting power in New Owlet will be as set forth in the table below:
	No Redemption (Shares)%		Maximum Redemption (Shares)%
Owlet equityholders(1)	90,466,363	68.4%	90,466,363	72.2%
Sandbridge’s public stockholders	23,000,000	17.4%	16,000,000	12.8%
Sponsor & related parties(2)	5,750,000	4.4%	5,750,000	4.6%
PIPE Investors	13,000,000	9.8%	13,000,000	10.4%
Pro Forma New Owlet Common Stock at Closing	132,216,363	100%	125,216,363	100%
(1)	Excludes 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.
(2)
Represents the shares of New Owlet common stock the Sponsor and the independent directors and an advisor of Sandbridge will receive upon conversion of the Sandbridge Class B common stock at Closing. Of such shares, 2,807,500 shares of New Owlet common stock will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A:
A total of $230 million, including approximately $8.05 million of underwriters’ deferred discount and approximately $4.6 million of the proceeds of the sale of the private placement warrants, was placed in the Trust Account and is maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of March 31, 2021, there were investments and cash held in the Trust Account of $230,090,636. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by September 17, 2022, during any stockholder-approved extension period, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes. Upon the Closing of the Business Combination, the funds remaining in the Trust Account will be released and, together with the proceeds of the PIPE Financing, if any, will remain on the balance sheet of New Owlet.

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?
A:
Sandbridge stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. The consummation of the Business Combination is conditioned upon, among other things, Sandbridge having an aggregate cash amount of at least $140 million available at Closing from the Trust Account, after certain fees and expenses (the “Available Sandbridge Cash,” and such condition to the consummation of the Business Combination, the “Minimum Available Sandbridge Cash Amount” (though this condition may be waived by Owlet)). In addition, with fewer public shares and public stockholders, the trading market for New Owlet common stock may be less liquid than it otherwise would have been, and New Owlet may not be able to meet the listing standards for the NYSE or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New Owlet’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Sandbridge’s public stockholders exercise the maximum allowed redemption rights.
Q:	What amendments will be made to the Current Charter?
A:
We are asking Sandbridge stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Sandbridge Board believes are necessary to address the needs of the post-combination company, including, among other things: (i) the change of Sandbridge’s name to “Owlet, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 111,000,000 shares to 1,100,000,000 shares, consisting of 1,000,000,000 shares of Class A common stock and 100,000,000 shares of undesignated preferred stock, par value $0.0001 per share; (iii) changes to the required vote to amend the charter and bylaws; and (iv) the elimination of certain provisions specific to Sandbridge’s status as a blank check company.

Pursuant to Delaware law and the Current Charter, Sandbridge is required to submit the Charter Amendment Proposal to Sandbridge’s stockholders for approval. For additional information, see the section titled “The Charter Amendment Proposal.”
Q:	Did the Sandbridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A:
No. The Sandbridge Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, Sandbridge’s management, the members of the Sandbridge Board and the other representatives of Sandbridge have substantial experience in evaluating the operating and financial merits of companies similar to Owlet and reviewed certain financial information of Owlet and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of Sandbridge’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Sandbridge Board in valuing Owlet’s business and assuming the risk that the Sandbridge Board may not have properly valued such business.

Q:	Do I have redemption rights?
A:
If you are a public stockholder, you have the right to request that Sandbridge redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting - Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Q:	How do I exercise my redemption rights?
A:	If you are a public shareholder and wish to exercise your right to redeem your public shares, you must:
(i)
(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
prior to 5:00 p.m., New York City time, on June 25, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Sandbridge’s transfer agent (the “Transfer Agent”) that Sandbridge redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

The address of the Transfer Agent is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, our transfer agent, directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of December 31, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to the Transfer Agent at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is June 25, 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Sandbridge instruct the Transfer Agent to return the shares to you (physically or electronically). You may make such request by contacting the Transfer Agent at the telephone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Sandbridge’s Corporate Secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the Transfer Agent by 5:00 p.m., New York City time, on June 25, 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Sandbridge warrants that you may hold.
Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:
No. Holders of outstanding units must first elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your units to be separated and delivered to the Transfer Agent by 5:00 p.m., New York City time, on June 25, 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New Owlet warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain Material U.S. Federal Income Tax Considerations.”

THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:	How does the Sandbridge Board recommend that I vote?
A:
The Sandbridge Board recommends that the Sandbridge stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” for the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the Sandbridge Board recommends that Sandbridge stockholders vote, see the section titled “The Business Combination Proposal - Sandbridge’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Q:	How do our Sponsor and the other initial stockholders intend to vote their shares?
A:
In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares, as well as any public shares purchased by them during or after our initial public offering, in favor of the Business Combination Proposal and the other Transaction Proposals, all of which are unanimously recommended by the Sandbridge Board, being presented at the Special Meeting. These stockholders collectively own approximately 27% of our issued and outstanding shares of common stock.

Q:	May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?
A:
At any time prior to the Special Meeting, during a period when they are not in possession of any material nonpublic information regarding Sandbridge or its securities, the initial stockholders, Owlet and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of the consummation of the Business Combination or (ii) increase the likelihood that the Minimum Available Sandbridge Cash Amount is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood that the Business Combination is consummated. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Sandbridge’s initial stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be completed in circumstances where it might not otherwise have occurred. Purchases of a significant number of public shares by the persons described above could allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. Such purchases also would likely reduce the number of redemptions of our public shares in connection with the Business Combination, making it more likely that we would satisfy the Minimum Available Sandbridge Cash Amount closing condition. As of the date of this proxy statement/prospectus, there are no such agreements or arrangements. Sandbridge will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be voted on at the Special Meeting or which include a contractual waiver of redemption rights.
Q:	Who is entitled to vote at the Special Meeting?
A:
The Sandbridge Board has fixed June 1, 2021 as the record date for the Special Meeting. All holders of record of Sandbridge common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the question “How can I vote my shares without attending the Special Meeting?” below for instructions on how to vote your Sandbridge common stock without attending the Special Meeting.

Q:	How many votes do I have?
A:
Each Sandbridge stockholder of record is entitled to one vote for each share of Sandbridge common stock held by such holder as of the close of business on the record date. As of the close of business on June 1, 2021, the record date for the Special Meeting, there are 28,750,000 outstanding shares of Sandbridge common stock, of which 23,000,000 are shares of Sandbridge Class A common stock and 5,750,000 are shares of Sandbridge Class B common stock held by our Sponsor and the other initial stockholders.

Q:	What constitutes a quorum for the Special Meeting?
A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.
A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding Sandbridge common stock representing a majority of the voting power of all outstanding shares of capital stock of Sandbridge entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.
Q:	What is Owlet?
A:
Owlet Baby Care Inc. was founded on a commitment to designing and selling products and services that empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten. Owlet’s ecosystem of connected smart products, which currently includes its flagship Owlet Smart Sock, the Owlet Cam and Owlet Dream Lab, is helping to transform modern parenting by bringing simplified child monitoring solutions in-home so parents can rest easier. The Owlet Smart Sock is intended for use by healthy infants of up to 18 months of age. The Owlet Cam can be used by parents to help monitor children of any age. Owlet Dream Lab is an interactive online platform that assists families in building healthy sleep habits with their babies of up to 12 months in age.

Q:	What will happen to my shares of Sandbridge common stock as a result of the Business Combination?
A:
If the Business Combination is completed, each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Owlet common stock. The Business Combination will have no effect on Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. See the section titled “The Business Combination Proposal - Consideration to the Owlet Stockholders.”

Q:	Where will the New Owlet common stock that Sandbridge stockholders receive in the Business Combination be publicly traded?
A:
Assuming the Business Combination is completed, the shares of New Owlet common stock (including the shares of New Owlet common stock issued in connection with the Business Combination) will be listed and traded on the NYSE under the ticker symbol “OWLT” and the public warrants will be listed and traded on the NYSE under the ticker symbol “OWLT WS.”

Q:	What happens if the Business Combination is not completed?
A:
If the Business Combination Agreement is not approved by the Sandbridge stockholders or if the Business Combination is not completed for any other reason by July 31, 2021, then we will seek to consummate an alternative initial business combination prior to September 17, 2022, or during any stockholder-approved extension period. If we do not consummate an initial business combination by September 17, 2022, or during any stockholder-approved extension period, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:	How can I attend and vote my shares at the Special Meeting
A:
Shares of Sandbridge common stock held directly in your name as the stockholder of record of such shares as of the close of business on June 1, 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit www.virtualshareholdermeeting.com/SBG2021SM and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. The Special Meeting starts at 10:00 a.m., New York City time. We encourage you to allow ample time for online check-in, which will open at 9:45 a.m., New York City time. Please have your 16-digit control number to join the Special Meeting webcast. Instructions on who can attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com.

Q:	How can I vote my shares without attending the Special Meeting?
A:
If you are a stockholder of record of Sandbridge as of the close of business on June 1, 2021, the record date, you may submit your proxy before the Special Meeting in any of the following ways, if available:

•	Vote by Mail: by signing, dating and returning the enclosed proxy card;
•	Vote by Internet: visit http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. New York City time on June 28, 2021 (have your proxy card in hand when you visit the website);
•	Vote by Phone: by calling toll-free (within the U.S. or Canada) 1-800-690-6903, until 11:59 p.m. New York City time on June 28, 2021 (have your proxy card in hand when you call); or
•
Vote at the Special Meeting: by casting your vote at the Special Meeting via the Special Meeting website. Any stockholder of record as of the close of business on June 1, the record date, can attend the Special Meeting webcast by visiting: www.virtualshareholdermeeting.com/SBG2021SM, where such stockholders may vote during the Special Meeting. The Special Meeting starts at 10:00 a.m., New York City time. We encourage you to allow ample time for online check-in, which will open at 9:45 a.m., New York City time. Please have your 16-digit control number to join the Special Meeting webcast.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. Simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.

Q:	What is a proxy?
A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Sandbridge common stock as of the close of business on the record date, and you vote by telephone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Sandbridge’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Ken Suslow and Richard Henry.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?
A:
If your shares of Sandbridge common stock are registered directly in your name with the Transfer Agent, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For shares of Sandbridge common stock held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Sandbridge common stock are voted.
Shares in “street name.” For Sandbridge common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:	If a Sandbridge stockholder gives a proxy, how will the Sandbridge common stock covered by the proxy be voted?
A:
If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Sandbridge common stock in the way that you indicate when providing your proxy in respect of the Sandbridge common stock you hold. When completing the proxy card, you may specify whether your Sandbridge common stock should be voted “FOR” or “AGAINST”, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:	How will my Sandbridge common stock be voted if I return a blank proxy?
A:
If you sign, date and return your proxy and do not indicate how you want your Sandbridge common stock to be voted, then your Sandbridge common stock will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” for the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q:	Can I change my vote after I have submitted my proxy?
A:
Yes. If you are a stockholder of record of Sandbridge common stock as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;
•	give written notice of your revocation to Sandbridge’s Corporate Secretary, which notice must be received by Sandbridge’s Corporate Secretary prior to the vote at the Special Meeting; or
•
vote electronically at the Special Meeting by visiting www.virtualshareholdermeeting.com/SBG2021SM and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. New York City time on June 28, 2021. If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:	Where can I find the voting results of the Special Meeting?
A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Sandbridge will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:	Are Sandbridge stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?
A:
No. Sandbridge stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Sandbridge Class A common stock because it is currently listed on a national securities exchange and such holders are not receiving any consideration. Holders of Sandbridge Class A common stock may vote against the Business Combination Proposal or redeem their shares of Sandbridge Class A common stock if they are not in favor of the approval of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Sandbridge Class B common stock because they have agreed to vote in favor of the Business Combination.

Q:	Are there any risks that I should consider as a Sandbridge stockholder in deciding how to vote or whether to exercise my redemption rights?
A:
Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” in this proxy statement/prospectus. You also should read and carefully consider the risk factors of Sandbridge and Owlet contained in the documents that are incorporated by reference herein.

Q:	What happens if I sell my Sandbridge common stock before the Special Meeting?
A:
The record date for Sandbridge stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of Sandbridge common stock before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your shares of Sandbridge common stock after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Owlet common stock to the person to whom you transfer your Sandbridge common stock.

Q:	What are the material U.S. federal income tax consequences of the Business Combination to me?
A:
Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “Certain Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:	When is the Business Combination expected to be completed?
A:
Subject to the satisfaction or waiver of the Closing conditions described in the section titled “The Business Combination Agreement - Conditions to Closing of the Business Combination,” including the approval of the

Business Combination Agreement by the Sandbridge stockholders at the Special Meeting, the Business Combination is expected to close in the third quarter of 2021. However, it is possible that factors outside the control of both Sandbridge and Owlet could result in the Business Combination being completed at a later time, or not being completed at all.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Sandbridge has engaged a professional proxy solicitation firm, Okapi Partners LLC (“Okapi”), to assist in soliciting proxies for the Special Meeting. Sandbridge has agreed to pay Okapi a fee for such services, which it expects will be approximately $20,000. In addition, Sandbridge will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses. Sandbridge will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Sandbridge’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the conditions to completion of the Business Combination?
A:
The consummation of the Business Combination is conditioned upon the following non-waivable conditions: (i) the approval by our stockholders of the Required Transaction Proposals and the approval by Owlet’s stockholders of the Business Combination Agreement and related transactions being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated; (iii) after giving effect to the Transactions, Sandbridge having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (iv) the absence of any legal restraint or prohibition preventing consummation of the Business Combination; and (v) this proxy statement/registration statement having been declared effective by the SEC.

The consummation of the Business Combination is also conditioned upon the following waivable conditions: (i) the truth and correctness of each party’s representations and warranties made in the Business Combination Agreement (subject to waiver by the other party); (ii) each party’s compliance with the covenants in the Business Combination Agreement (subject to waiver by the other party); (iii) the delivery to each party by the other party of certificates, the Registration Rights Agreement and the Stockholders Agreement (subject to waiver by the other party); and (iv) immediately following the Effective Time, Sandbridge having satisfied any applicable continuing listing requirements of the NYSE (subject to waiver by agreement of both parties). In addition, the consummation of the Business Combination is conditioned upon satisfaction of the Minimum Available Sandbridge Cash Amount, which condition is waivable by Owlet, and the absence of any Company Material Adverse Effect, which condition is waivable by Sandbridge. Therefore, unless these conditions are validly waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.
Q:	What should I do if I receive more than one set of voting materials?
A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Sandbridge common stock.

Q:	Whom do I call if I have questions about the Special Meeting or the Business Combination?
A:	If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Tel: (844) 343-2623. (toll-free)
Banks and brokers call collect: (212) 297-0720
E-mail: info@okapipartners.com
You also may obtain additional information about Sandbridge from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Sandbridge’s Transfer Agent, at the address below prior to 5:00 p.m., New York City time, on June 25, 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
Sandbridge
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
(424) 221-5743
Sandbridge Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination.
Owlet
2500 Executive Parkway, Suite 500
Lehi, Utah 84043
(844) 334-5330
Owlet Baby Care Inc. designs and sells products and services based on a commitment to empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten. Owlet’s ecosystem of connected smart products, including its flagship Owlet Smart Sock, is helping to transform modern parenting by bringing simplified child monitoring solutions in-home so parents can rest easier.
Merger Sub
c/o Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
(424) 221-5743
Project Olympus Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Sandbridge Acquisition Corporation formed for the purpose of effecting the Business Combination.
The Business Combination and the Business Combination Agreement
As discussed in this proxy statement/prospectus, Sandbridge is asking its stockholders to approve the Business Combination Agreement and approve the Business Combination, pursuant to which, among other things, on the date of Closing, Merger Sub will merge with and into Owlet, with Owlet as the surviving corporation in the Business Combination and, after giving effect to such Business Combination, Owlet will be a wholly-owned subsidiary of Sandbridge. As a consequence of the Business Combination Agreement, at the Effective Time, each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Owlet common stock. The Business Combination will have no effect on the Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Option and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange

Ratio, rounded up to the nearest whole cent; (iii) subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration; and (iv) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
After consideration of the reasons identified and discussed in the section titled “The Business Combination Proposal - Sandbridge’s Board of Directors’ Reasons for the Approval of the Business Combination,” the Sandbridge Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Sandbridge’s initial public offering, including that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. For more information about the transactions contemplated by the Business Combination Agreement, see “The Business Combination Proposal.”
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Owlet, with Owlet surviving the Business Combination. Upon consummation of the Business Combination, Owlet will be a wholly-owned subsidiary of Sandbridge. In addition, Sandbridge will file the Proposed Charter with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time.
The following is a depiction of Owlet’s organizational structure before the consummation of the Business Combination:

The following is a depiction of Owlet’s organizational structure after the consummation of the Business Combination, with the percentages of ownership reflected assuming no redemptions by Sandbridge’s public stockholders:

Sandbridge's public stockholders (17.4%)
Sponsor & related parties (4.4%)(1)
Owlet Equityholders (68.4%)(2)
PIPE Investors (9.8%)
Owlet, Inc. (Delaware)
Owlet Baby Care Inc. (Delaware)
Owlet Baby Care International Inc. (Nevada)

(1)
Represents the shares of New Owlet common stock the Sponsor and the independent directors and an advisor of Sandbridge will receive upon conversion of the Sandbridge Class B common stock at Closing. Of such shares, 2,807,500 shares of New Owlet common stock will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

(2)	Excludes 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.
Consideration to the Owlet Stockholders in the Business Combination
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Option and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; (iii) subject to certain limitations, each Cash Election Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration; and (iv) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock. For further details, see “The Business Combination Proposal - Consideration to the Owlet Stockholders.”

The PIPE Financing
Sandbridge entered into Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Sandbridge agreed to issue and sell in a private placement an aggregate of 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing.
Certain Agreements Related to the Business Combination Agreement
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, Sandbridge has entered into Subscription Agreements, dated as of February 15, 2021, with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Sandbridge has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $130 million. The shares of Sandbridge Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) and/or Regulation D of the Securities Act. Sandbridge will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing of the Business Combination.
Sponsor Letter Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor and certain initial stockholders, directors and officers entered into a Sponsor Letter Agreement , attached hereto as Annex F, pursuant to which the Sponsor and each other holder of founder shares has agreed, among other things, (a) to appear at the Special Meeting or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) to vote (or execute a written consent), or cause to be voted (or consent to be granted) any Sandbridge common stock and founder shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (c) to vote (or execute a written consent) or cause to be voted (or consent to be granted) any Sandbridge common stock or founder shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (d) not redeem any shares of founder shares owned by it, him or her in connection with the stockholder approval. Pursuant to the Sponsor Letter Agreement, a percentage of Sandbridge Class A common stock held by the Sponsor shall be subject to certain time and performance-based vesting provisions. For additional information, see “Related Agreements — Sponsor Letter Agreement.”
Amended and Restated Registration Rights Agreement
In connection with the Business Combination, New Owlet and certain Sponsor equityholders and certain holders of Owlet capital stock (the “Holders”) will enter into the Amended and Restated Registration Rights Agreement at Closing.
Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Owlet will be obligated to file a registration statement to register the resale of certain securities of the New Owlet held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
For more information about the Amended and Restated Registration Rights Agreement, see “Related Agreements — Amended and Restated Registration Rights Agreement.”

Stockholders Agreement
In connection with the Closing, New Owlet and Eclipse will enter into a Stockholders Agreement to provide for certain governance rights and address certain governance matters relating to New Owlet. The Business Combination Agreement provides for, among other things, the size and composition of the initial board of directors of New Owlet upon the Closing, which will initially consist of a classified board of up to nine directors. The Stockholders Agreement will provide Eclipse with certain nomination rights until Eclipse beneficially owns less than 10% of the outstanding common stock of New Owlet, and that Lior Susan will serve as Chairperson of the New Owlet Board.
For more information about the Stockholders Agreement, see “Related Agreements — Stockholders Agreement.”
Special Meeting of Sandbridge Stockholders and the Proposals
The Special Meeting will convene on June 29, 2021 at 10:00 a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Sandbridge stockholders entitled to vote at the Special Meeting by visiting www.virtualshareholdermeeting.com/SBG2021SM and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the NYSE Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal.
Approval of the Required Transaction Proposals is a condition to the obligation of Sandbridge to complete the Business Combination.
Only holders of record of issued and outstanding Sandbridge common stock as of the close of business on June 1, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Sandbridge common stock that you owned as of the close of business on the record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding capital stock of Sandbridge representing of a majority of the voting power of all outstanding shares of capital stock of Sandbridge entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will be treated as votes against this proposal.
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Sandbridge Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Sandbridge common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, abstentions will be treated as votes against this proposal.
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of Sandbridge’s Board of Directors
The Sandbridge Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Sandbridge stockholders and recommends that the Sandbridge stockholders adopt the Business Combination Agreement and approve the Business Combination. The Sandbridge Board made its determination after consultation with Sandbridge’s legal and financial advisors and consideration of a number of factors.
The Sandbridge Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.
For more information about the Sandbridge Board’s recommendation and the proposals, see “The Special Meeting - Vote Required and Sandbridge Board Recommendation” and “The Business Combination Proposal - Sandbridge’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act.
Conditions to the Completion of the Business Combination
The consummation of the Business Combination is conditioned upon the following non-waivable conditions: (i) the approval by our stockholders of the Required Transaction Proposals and the approval by Owlet’s stockholders of the Business Combination Agreement and related transactions being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated; (iii) after giving effect to the Transactions, Sandbridge having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (iv)  the absence of any legal restraint or prohibition preventing consummation of the Business Combination; and (v) this proxy statement/registration statement having been declared effective by the SEC.
The consummation of the Business Combination is also conditioned upon the following waivable conditions: (i) the truth and correctness of each party’s representations and warranties made in the Business Combination Agreement (subject to waiver by the other party); (ii) compliance with the covenants in the Business Combination Agreement (subject to waiver by the other party); (iii) the delivery by the other party of certificates, the Registration Rights Agreement and the Stockholders Agreement (subject to waiver by the other party); and (iv) immediately following the Effective Time, Sandbridge having satisfied any applicable continuing listing requirements of the NYSE (subject to waiver by agreement of both parties). In addition, the consummation of the Business Combination is conditioned upon satisfaction of the Minimum Available Sandbridge Cash Amount, which condition is waivable by Owlet, and the absence of any Company Material Adverse Effect, which condition is waivable by Sandbridge. Therefore, unless these conditions are waived, as permissible, by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.
For further details, see “The Business Combination Agreement - Conditions to Closing of the Business Combination.”

Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•	by the mutual written consent of Sandbridge and Owlet;
•
by Sandbridge, subject to certain exceptions, if any of the representations or warranties made by Owlet are not true and correct or if Owlet fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Sandbridge, as described in the section titled “The Business Combination Agreement - Conditions to Closing of the Business Combination” below could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•
by Owlet, subject to certain exceptions, if any of the representations or warranties made by the Sandbridge Parties are not true and correct or if any Sandbridge Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Owlet, as described in the section titled “The Business Combination Agreement - Conditions to Closing of the Business Combination” below could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•	by either Sandbridge or Owlet,
•
if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•
if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

•	if the approval of the Required Transaction Proposals are not obtained at the Special Meeting (including any adjournment thereof); and
•	by Sandbridge, if Owlet does not deliver, or cause to be delivered to Sandbridge, the Owlet stockholder written consent when required under the Business Combination Agreement.
Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that Sandbridge redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to 5:00 p.m., New York City time, on June 25, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that Sandbridge redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to the Transfer Agent, Sandbridge will redeem such public shares upon the Closing for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See “The Special Meeting - Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.
No Delaware Appraisal Rights For Holders of Sandbridge Common Stock
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Sandbridge stockholders or warrant holders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Sandbridge has engaged Okapi to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section titled “The Special Meeting - Revoking Your Proxy.”
Interests of Sandbridge’s Directors and Officers in the Business Combination
When you consider the recommendation of the Sandbridge Board in favor of approval of the Business Combination Proposal, you should keep in mind that Sandbridge’s initial stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to, those of Sandbridge stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If we are unable to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.004 per share and, in August 2020, transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss. Upon the Closing, such founder shares will remain outstanding, subject to certain restrictions on transfer. Ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction.
•
In connection with the closing of our initial public offering, we consummated the sale of 6,600,000 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 17, 2020, for one share of Sandbridge Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by September 17, 2022, or during any stockholder-approved extension period, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $11.8 million based upon the closing price of $1.79 per public warrant on the NYSE on February 12, 2021. Upon the Closing, the private placement warrants will become 6,600,000 warrants to purchase shares of New Owlet common stock at an exercise price of $11.50 per share, subject to certain contractual restrictions on transfer.

•
Our initial stockholders, including certain of our officers and directors, will lose their entire investment in us if we do not complete an initial business combination by September 17, 2022, or during any stockholder-approved extension period, including their initial investment in the founder shares and their at-risk capital, for which the Sponsor received 6,600,000 private placement warrants at a price of $1.00 per warrant. Our initial stockholders, officers and directors own an aggregate of 5,750,000 founder shares, which were purchased prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.004 per share.

•
Concurrently with the execution of the Business Combination Agreement, Sandbridge entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a purchase price of $10.00 per share. The PIPE Investors include the PIMCO private funds and certain other investors designated by our Sponsor.

•
Certain of our officers and directors are expected to continue to serve as directors of New Owlet after the Closing. As such, in the future they may receive cash fees, stock options or stock awards that the New Owlet Board determines to pay to its directors.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of Sandbridge’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Sandbridge from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. None of the Sponsor, our directors and officers or any of their respective affiliates have incurred any out-of-pocket expenses.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Sandbridge or its securities, the initial stockholders, Owlet and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) increase the likelihood that the Minimum Available Sandbridge Cash Amount is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Sandbridge’s initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on the market price of the outstanding shares of Sandbridge Class A common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the Sandbridge directors or officers may result in a conflict of interest on the part of one or more of them between what such director or officer may believe is best for Sandbridge and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “Risk Factors” and “The Business Combination Proposal - Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Stock Exchange Listing
Sandbridge’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “SBG.U”, “SBG” and “SBG WS”, respectively. Sandbridge intends to apply to list the New Owlet common stock and public warrants on the NYSE under the symbols “OWLT” and ”OWLT WS”, respectively, upon the Closing of the Business Combination. New Owlet will not have units traded following the Closing.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Owlet’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Sources
Owlet Rollover Equity	$1,000.0	$1,000.0
Proceeds from Trust Account	230.0	160.0
Founder Shares(2)	29.4	29.4
PIPE Investors	130.0	130.0
Total Sources	$1,389.4	$1,319.4
Uses
Equity Consideration to Existing Investors	$1,000.0	$1,000.0
Cash to Balance Sheet	325.0	255.0
Founder Shares	29.4	29.4
Estimated Transaction Fees & Expenses(3)	35.0	35.0
Total Uses	$1,389.4	$1,319.4
(1)	These numbers assume that the Minimum Available Sandbridge Cash Amount is not waived.
(2)
Excludes 2,807,500 shares of New Owlet common stock that will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

(3)
Consists of $8.05 million in deferred underwriting commissions from Sandbridge’s initial public offering, $4.23 million in placement agent fees in connection with the PIPE Investment, $8 million in Owlet financial advisory fees, $6.5 million in legal fees, $2.22 million in accounting fees, and an estimated $6 million in miscellaneous fees and expenses, including consulting fees, proxy solicitation fees, SEC registration fees, printing fees and audit fees.

Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Sandbridge will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization. The net assets of Sandbridge will be stated at historical cost, with no goodwill or other intangible assets recorded.
Owlet has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•	Owlet stockholders will have the largest voting interest in the post-combination company;
•	the board of directors of the post-combination company will have up to nine members, and Owlet will have the ability to nominate the majority of the members of the board of directors;
•	Owlet management will continue to hold executive management roles for the post-combination company and be responsible for the day-to-day operations;
•	the post-combination company will assume the Owlet name;
•	the post-combination company will maintain the current Owlet headquarters; and
•	the intended strategy of the post-combination entity will continue Owlet’s current strategy of product development and market penetration.
The preponderance of evidence as described above is indicative that Owlet is the accounting acquirer in the Business Combination. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the financial statements of Owlet with the acquisition being treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization. The net assets of Sandbridge will be stated at historical cost, with no goodwill or other intangible assets recorded.

Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of Sandbridge stockholders who become New Owlet stockholders in the Business Combination will no longer be governed by the Current Charter and Sandbridge’s Bylaws and instead will be governed by the Proposed Charter and New Owlet Bylaws. See “Comparison of Stockholders’ Rights.”
Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, a Sandbridge stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”
Some of the risks related to Owlet’s business and industry are summarized below. References in the summary below to “Owlet” generally refer to Owlet in the present tense or New Owlet from and after the Business Combination.
•
Owlet has a limited operating history and has grown significantly in a short period of time. Owlet needs to continue to increase the size of its organization and, if unable to manage its growth effectively, Owlet’s business could be materially and adversely affected.

•	Owlet has a history of net losses and may not achieve or maintain profitability in the future.
•
If the U.S. Food and Drug Administration (“FDA”) or any other governmental authority were to require marketing authorization for the Owlet Smart Sock, or for any other product that Owlet sells and which Owlet does not believe requires such marketing authorization, Owlet could be required to cease selling or recall the product pending receipt of marketing authorization from the FDA or such other governmental authority, which can be a lengthy and time-consuming process, harm financial results and Owlet may also be subject to regulatory enforcement action.

•
Owlet is required to obtain and maintain marketing authorizations from the FDA for any products intended to be and/or classified as medical device products in the United States, which can be a lengthy and time-consuming process, and a failure to do so on a timely basis, or at all, could severely harm Owlet’s business.

•	Owlet currently relies on sales of its Owlet Smart Sock technologies and related products for the majority of its revenue and expects to continue to do so for the foreseeable future.
•	A substantial portion of Owlet sales comes through a limited number of channel partners and resellers.
•
Owlet currently relies on a single manufacturer for the assembly of the Owlet Smart Sock and a single manufacturer for the assembly of the Owlet Cam and expects to rely on limited manufacturers for future products. If Owlet encounters manufacturing problems or delays, Owlet may be unable to promptly transition to alternative manufacturers and its ability to generate revenue will be limited.

•	If Owlet is unable to obtain key materials and components from sole or limited source suppliers, Owlet will not be able to deliver its products to customers.
•
If Owlet is unable to adequately protect its intellectual property rights, or if Owlet is accused of infringing on the intellectual property rights of others, its competitive position could be harmed or Owlet could be required to incur significant expenses to enforce or defend its rights or to pay damages.

•
Owlet relies significantly on information technology (“IT”) and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could lead to misappropriation of confidential or otherwise protected information and harm Owlet’s business and its ability to operate our business effectively.

•	Owlet faces the risk of product liability claims and the amount of insurance coverage held now or in the future may not be adequate to cover all liabilities Owlet might incur.
•	Increased expansion into international markets will expose Owlet to additional business, political, regulatory, operational, financial and economic risks.

•
Owlet may be required to obtain and maintain regulatory authorizations in order to commercialize its products in international markets, and failure to obtain regulatory authorizations in relevant foreign jurisdictions may prevent Owlet from marketing medical device products abroad.

•	Customer or third-party complaints or negative reviews or publicity about Owlet or its products and services could harm Owlet’s reputation and brand.
•
Some of Owlet’s products and services are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit Owlet’s growth and adversely affect its business, financial condition and results of operations.

•
Owlet may acquire other businesses or form other joint ventures or make investments in other companies or technologies but has no experience in doing so. These types of transactions could negatively affect Owlet’s operating results, dilute its stockholders’ ownership, increase debt or lead to significant expense or lose focus on core operations.

•
We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired.

•
We may need to raise additional capital in the future in order to execute our strategic plan following the Business Combination and related transactions, which may not be available on terms acceptable to us, or at all.

•	Owlet’s business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.
•	Following the Business Combination, Owlet will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company.
Emerging Growth Company
Sandbridge is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Immediately following the Business Combination, we expect that New Owlet will continue to be an emerging growth company.
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Owlet’s financial statements with those of another public company that is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Sandbridge’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Smaller Reporting Company
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Class A common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the prior June 30.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF SANDBRIDGE
The following table sets forth summary selected historical financial information of Sandbridge for the periods and as of the dates indicated.
Sandbridge’s statement of operations data for the period from June 23, 2020 (inception) to December 31, 2020 (As Restated) and balance sheet data as of December 31, 2020 (As Restated) is derived from Sandbridge’s audited financial statements included elsewhere in this proxy statement/prospectus. Sandbridge’s statement of operations data for the three months ended March 31, 2021 and balance sheet data as of March 31, 2021 is derived from Sandbridge’s unaudited financial statements for the three months ended March 31, 2021 included elsewhere in this proxy statement/prospectus.
The following selected historical financial information should be read together with Sandbridge’s financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sandbridge” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Sandbridge’s financial statements and the related notes thereto.
Statement of Operations Data:	For the Three Months ended March 31, 2021 (Unaudited)	Period from June 23, 2020 (inception) Through December 31 2020 (As Restated)
General and administrative expenses	$3,588,249	$480,436
Net income (loss)	$1,517,138	$(8,247,187)
Weighted average shares outstanding of Class A redeemable common stock	23,000,000	23,000,000
Basic and diluted loss per share, Class A redeemable common stock	$—	$—
Weighted average shares outstanding of Class B non-redeemable common stock	5,750,000	5,435,083
Basic and diluted net income (loss) per share, Class B non-redeemable common stock	$0.26	$(1.51)
Balance Sheet Data (at period end)	March 31, 2021 (Unaudited)	December 31, 2020 (As Restated)
Total Assets	$ 231,204,362	$231,614,335
Total Liabilities	$29,968,217	$31,895,328
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 3,376,386 and 3,528,100 issued and outstanding (excluding 19,623,614 and 19,471,900 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	338	353
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding at March 31, 2021 and December 31, 2020	575	575
Total Stockholders’ Equity	$5,000,005	$5,000,007
Cash Flow Data	For the Three Months ended March 31, 2021 (Unaudited)	Period from June 23, 2020 (inception) Through December 31, 2020 (As Restated)
Net cash used in operating activities	$(443,769)	$(455,960)
Net cash used in investing activities	$—	$(230,000,000)
Net cash provided by (used in) financing activities	$(17,000)	$231,743,194

SUMMARY HISTORICAL FINANCIAL INFORMATION OF OWLET
The following table shows selected historical financial information of Owlet for the periods and as of the dates indicated.
The selected historical consolidated statements of operations data and historical consolidated statements of cash flow data of Owlet for the years ended December 31, 2020 and December 31, 2019 and the historical consolidated balance sheet data as of December 31, 2020 and December 31, 2019 are derived from Owlet’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
The selected historical condensed consolidated statements of operations and historical consolidated statements of cash flow data of Owlet for the three months ended March 31, 2021 and 2020 and the condensed consolidated balance sheet data as of March 31, 2021 are derived from Owlet's unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. In the opinion of Owlet's management, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly Owlet's financial position as of March 31, 2021 and the results of operations and cash flows for the three months ended March 31, 2021 and 2020.
The financial information contained in this section relates to Owlet, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the post-combination company going forward. See “Selected Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.
Additionally, the following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Owlet” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Owlet’s consolidated financial statements and the related notes. Owlet’s historical results are not necessarily indicative of the results that may be expected in the future and Owlet's results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period.
(in thousands, except share and per share numbers)	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Consolidated Statement of Operations data:
Revenues	$21,911	$14,871
Cost of revenues	9,228	7,831
Gross profit	12,683	7,040
Total operating expenses	15,531	8,917
Operating loss	(2,848)	(1,877)
Net loss	$(7,857)	$(2,128)
Net loss per share attributable to common stockholders, basic and diluted	$(0.73)	$(0.20)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,828,882	10,613,286
(in thousands)	As of March 31, 2021
Consolidated Balance Sheet data:
Total assets	$43,313
Total liabilities	70,919
Redeemable convertible preferred stock	47,188
Additional paid-in capital	4,780
Accumulated deficit	(79,575)
Total stockholders' deficit	(74,794)

	Three Months Ended	Three Months Ended
	March 31, 2021	March 31, 2020
Consolidated Cash Flow data:
Net cash used in operating activities	$(6,976)	$(140)
Net cash used in investing activities	(27)	(237)
Net cash provided by (used in) financing activities	2,805	(868)
Net change in cash and cash equivalents	$(4,198)	$(1,245)
(in thousands, except share and per share numbers)	Year Ended December 31, 2020	Year Ended December 31, 2019
Consolidated Statement of Operations data:
Revenues	$75,403	$49,801
Cost of revenues	39,526	26,897
Gross profit	35,877	22,904
Total operating expenses	42,868	39,954
Operating loss	(6,991)	(17,050)
Net loss	$(10,521)	$(17,851)
Net loss per share attributable to common stockholders, basic and diluted	$(0.98)	$(1.76)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,693,984	10,132,242
(in thousands)	As of December 31, 2020	As of December 31, 2019
Consolidated Balance Sheet data:
Total assets	$40,118	$28,200
Total liabilities	60,939	39,914
Redeemable convertible preferred stock	47,188	47,188
Additional paid-in capital	3,708	2,294
Accumulated deficit	(71,718)	(61,197)
Total stockholders' deficit	(68,009)	$(58,902)
	Year Ended December 31, 2020	Year Ended December 31, 2019
Consolidated Cash Flow data:
Net cash used in operating activities	$(129)	$(16,061)
Net cash used in investing activities	(1,056)	(1,959)
Net cash provided by financing activities	6,458	12,455
Net change in cash and cash equivalents	$5,273	$(5,565)

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
The summary unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical audited balance sheet of Sandbridge and the historical consolidated audited balance sheet of Owlet on a pro forma basis as if the Business Combination and related transactions had been consummated on March 31, 2021. The summary unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the historical unaudited statement of operations of Sandbridge for the three months ended March 31, 2021 and the historical unaudited consolidated statement of operations of Owlet for the three months ended March 31, 2021 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical audited statement of operations of Sandbridge for the period from its inception on June 23, 2020 to December 31, 2020 as restated and the historical consolidated audited statement of operations of Owlet for the year ended December 31, 2020 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented. The summary unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this proxy statement/prospectus under the section titled “Unaudited Pro Forma Condensed Combined Financial Information”.
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The unaudited pro forma condensed combined statement of operations is not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the post-combination company. The transaction accounting adjustments are based on the information currently available. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The historical consolidated financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Sandbridge’s Class A common stock into cash:
•
Assuming No Redemptions: This presentation assumes that no public stockholders of Sandbridge exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•
Assuming Maximum Redemptions: This presentation assumes 7,000,000 of the public shares are redeemed for their pro rata share of the funds in Trust Account for aggregate redemption payments of $70.0 million. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the Closing, Sandbridge will have a minimum of $140.0 million in cash comprising the cash held in the Trust Account after deducting (x) amounts payable for Sandbridge share redemptions and (y) deferred underwriting commissions held in the Trust Account and Sandbridge’s expenses incurred in connection with the transactions contemplated by the Business Combination Agreement and Sandbridge’s operations (such commissions and expenses estimated to be $20.0 million), but excluding the PIPE Investment Amount actually received by Sandbridge prior to or substantially concurrent with the Closing. This scenario is based on satisfaction of the Minimum Available Sandbridge Cash Amount condition.

The following summarizes the pro forma shares of New Owlet common stock issued and outstanding immediately after the Business Combination:
	No Redemption (Shares)%		Maximum Redemption (Shares)%
Owlet equityholders(1)	90,466,363	68.4%	90,466,363	72.2%
Sandbridge’s public stockholders	23,000,000	17.4%	16,000,000	12.8%
Sponsor & related parties(2)	5,750,000	4.4%	5,750,000	4.6%
PIPE Investors	13,000,000	9.8%	13,000,000	10.4%
Pro Forma New Owlet Common Stock at Closing	132,216,363	100%	125,216,363	100%
(1)	Excludes 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.
(2)
Represents the shares of New Owlet common stock the Sponsor and the independent directors and an advisor of Sandbridge will receive upon conversion of the Sandbridge Class B common stock at Closing. Of such shares, 2,807,500 shares of New Owlet common stock will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

The following summary data derived from the unaudited pro forma condensed combined balance sheets as of March 31, 2021 and the summary data derived from the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 and under the no redemption scenario and maximum redemption scenario are based on the historical financial statements of Sandbridge and Owlet. If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different and those changes could be material.
(in thousands, except share and per share numbers)	No redemption scenario	Maximum redemption scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the three months ended March 31, 2021
Revenue	21,911	21,911
Net loss	(1,684)	(1,684)
Net loss per share-basic and diluted	$(0.01)	$(0.01)
Weighted-average Common Stock shares outstanding—basic and diluted	129,408,863	122,408,863

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the year ended December 31, 2020
Revenue	75,403	75,403
Net loss	(16,435)	(16,435)
Net loss per share-basic and diluted	$(0.13)	$(0.13)
Weighted-average Common Stock shares outstanding—basic and diluted	129,408,863	122,408,863

Summary Unaudited Pro Forma
Balance Sheet Data as of March 31, 2021
Total assets	365,835	295,835
Total liabilities	77,695	77,695
Total stockholders' equity	288,140	218,135

COMPARATIVE PER SHARE DATA
The following tables set forth:
•	historical per share information of Sandbridge for the period from June 23, 2020 (inception) through December 31, 2020 as restated and the period for the three months ended March 31, 2021;
•	historical per share information of Owlet for the year ended December 31, 2020 and the three-month period ended March 31, 2021; and
•
unaudited pro forma per share information of the combined company for the year ended December 31, 2020 and the three-month period ended March 31, 2021 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
Assuming No Redemptions: This presentation assumes that no public stockholders of Sandbridge exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•
Assuming Maximum Redemptions: This presentation assumes that 7,000,000 of the public shares are redeemed for their pro rata share of the funds in the Trust Account for aggregate redemption payments of $70.0 million. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the Closing, Sandbridge will have a minimum of $140.0 million in cash generated from the cash held in the Trust Account after deducting (x) amounts payable for Sandbridge share redemptions and (y) deferred underwriting commissions held in the Trust Account and Sandbridge’s expenses incurred in connection with the transactions contemplated by the Business Combination Agreement and Sandbridge’s operations (such commissions and expenses estimated to be $20.0 million), and disregarding the PIPE Investment Amount actually received by Sandbridge prior to or substantially concurrent with the Closing. This scenario is based on satisfaction of the Minimum Available Sandbridge Cash Amount Condition.

The following tables should be read in conjunction with the summary historical consolidated financial information included elsewhere in this proxy statement/prospectus, and the historical consolidated financial statements of Sandbridge and Owlet and the related notes thereto that are included elsewhere in this proxy statement/prospectus. The unaudited Sandbridge and Owlet pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and the related notes thereto included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations that would have occurred had the companies been combined during the periods presented, nor does it purport to represent the actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Sandbridge and Owlet would have been had the companies been combined during the periods presented.

	Historical		Pro Forma Combined		Equivalent Pro Forma Combined
	Sandbridge	Owlet	No redemption scenario	Maximum redemption scenario	No redemption scenario	Maximum redemption scenario
For the Three Months Ended March 31, 2021
Book value per share-basic and diluted Class A redeemable common stock(1a)	$0.22	$(6.91)	$2.23	$1.78	$4.56	$3.65
Book value per share of Class A and B non-redeemable common stock(1b)	0.87
Net loss per share- basic and diluted(2a)	—	(0.73)	(0.01)	(0.01)	(0.02)	(0.02)
Net income per share- basic and diluted Class B non-redeemable common stock(2b)	0.26
Weighted average shares outstanding-basic and diluted Class A redeemable common stock(3)	23,000,000	10,828,882	129,408,863	122,408,863
Weighted average shares outstanding-basic and diluted Class B non-redeemable common stock	5,750,000
Cash dividends declared per share	—	—	—	—	—	—
(1a)
Book value per share is calculated as total equity divided by: Sandbridge Class A redeemable common stock outstanding at March 31, 2021; and Owlet common stock outstanding at March 31, 2021 and pro forma book value per share information.

(1b)	Book value per share is calculated as total equity divided by: Sandbridge Class A and Class B non-redeemable common stock outstanding at March 31, 2021.
(2a)
Net loss per share is based on: weighted average number of shares of Sandbridge Class A redeemable common stock outstanding for the period from January 1, 2021 through March 31, 2021; and weighted average number of shares of Owlet common stock outstanding for the quarter ended March 31, 2021 and the pro forma net loss per share information.

(2b)	Net loss per share is based on: weighted average number of shares of Sandbridge Class B non-redeemable common stock outstanding for the period from January 1, 2021 through March 31, 2021.
(3)
Pro forma combined weighted average shares outstanding exclude 2,807,500 shares of New Owlet common stock that the Sponsor and the independent directors and an advisory of Sandbridge will receive upon conversion of Sandbridge Class B common stock at Closing that will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement. In addition, the pro forma combined weighted average shares outstanding exclude 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.

	Historical		Pro Forma Combined		Equivalent Pro Forma Combined
	(As Restated) Sandbridge	Owlet	No redemption scenario	Maximum redemption scenario	No redemption scenario	Maximum redemption scenario
For the Year Ended December 31, 2020
Book value per share - basic and diluted Class A redeemable common stock(1a)	$0.22	$6.36	$2.26	$1.81	$4.62	$3.72
Book value per share of Class A and B non-redeemable common stock(1b)	0.92
Net loss per share - basic and diluted(2a)	—	(0.98)	(0.13)	(0.13)	(0.27)	(0.27)
Net loss per share – basic and diluted Class B non-redeemable common stock(2b)	(1.51)
Weighted average shares outstanding – basic and diluted Class A redeemable common stock(3)	23,000,000	10,693,984	129,408,863	122,408,863
Weighted average shares outstanding – basic and diluted Class B non-redeemable common stock	5,435,083
Cash dividends declared per share	—	—	—	—	—	—
(1a)
Book value per share is calculated as total equity divided by: Sandbridge Class A redeemable common stock outstanding at December 31, 2020; and Owlet common stock outstanding at December 31, 2020 and pro forma book value per share information.

(1b)	Book value per share is calculated as total equity divided by: Sandbridge Class A and Class B non-redeemable common stock outstanding at December 31, 2020.
(2a)
Net loss per share is based on: weighted average number of shares of Sandbridge Class A redeemable common stock outstanding for the period from June 23, 2020 (inception) through December 31, 2020; and weighted average number of shares of Owlet common stock outstanding for the year ended December 31, 2020 and the pro forma net loss per share information.

(2b)	Net loss per share is based on: weighted average number of shares of Sandbridge Class B non-redeemable common stock outstanding for the period from June 23, 2020 (inception) through December 31, 2020.
(3)
Pro forma combined weighted average shares outstanding exclude 2,807,500 shares of New Owlet common stock that the Sponsor and the independent directors and an advisory of Sandbridge will receive upon conversion of Sandbridge Class B common stock at Closing that will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement. In addition, the pro forma combined weighted average shares outstanding exclude 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Sandbridge
Market Price and Ticker Symbol
Sandbridge’s units, Class A common stock and public warrants are currently listed on the NYSE under the symbols “SBG.U”, “SBG” and “SBG WS”, respectively.
The closing price of the units, Sandbridge Class A common stock and public warrants on February 12, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $11.41, $10.59 and $1.79, respectively. As of June 1, 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $   , $    and $   , respectively.
Holders
As of December 31, 2020, there was one holder of record of our units, one holder of record of Sandbridge Class A common stock, five holders of record of Sandbridge Class B common stock and two holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Sandbridge Class A common stock and public warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Sandbridge has not paid any cash dividends on Sandbridge common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Owlet’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Owlet’s board of directors at such time.
Owlet
There is no public market for shares of Owlet securities.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including our consolidated financial statements and related notes.
Risks Related to Sandbridge’s Business and to New Owlet’s Business Following the Business Combination
Unless the context otherwise requires, any reference in the below sections of this proxy statement/prospectus to the “we,” “us” or “our” refers to Sandbridge and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Owlet and its consolidated subsidiaries following the Business Combination. Additionally, unless the context otherwise requires, all references in the subsections “—Risks Related to New Owlet’s Business and Operations,” “—Risks Related to New Owlet’s Capital Requirements and Capital Structure,” “—Risks Related to Owlet Becoming a Public Company,” “—Risks Related to Regulation of New Owlet’s Industry,” “—Risks Related to New Owlet’s Intellectual Property,” and “—General Risk Factors Relating to New Owlet” to the “Company,” “we,” “us” or “our” refer to the business of Owlet and its subsidiary prior to the consummation of the Business Combination, which will be the business of New Owlet and its subsidiaries following the consummation of the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sandbridge.”
Risks Related to New Owlet’s Business and Operations
We have a limited operating history and have grown significantly in a short period of time. We will need to continue to increase the size of our organization and, if we fail to manage our growth effectively, our business could be materially and adversely affected.
We were organized in 2014 and began selling our Owlet Smart Sock in 2015 and our Owlet Cam in 2018. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results have fluctuated in the past, and we expect our future quarterly and annual operating results to fluctuate as we focus on increasing the demand for our products and services. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.
In addition, we have experienced recent rapid growth and anticipate further growth. For example, our revenue increased from $49.8 million for the year ended December 31, 2019 to $75.4 million for the year ended December 31, 2020, and from $14.9 million for the three months ended March 31, 2020 to $21.9 million for the three months ended March 31, 2021. The number of our full-time employees increased from 99 as of December 31, 2019 to 111 as of December 31, 2020 and to 136 as of March 31, 2021.
This growth has placed significant demands on our management, financial, operational, technological and at the time of other resources, and we expect that our growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls. Our need to effectively execute our growth strategy requires that we:
•	manage our commercial operations effectively;
•	identify, recruit, retain, incentivize and integrate additional employees;
•	provide adequate training and supervision to maintain our high quality standards and preserve our culture and values;
•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.
Continued growth increases the challenges involved in addressing these goals in a cost-effective or timely manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.
We are highly dependent on our senior management, other key officers, our engineers and field sales team, and may be increasingly dependent on sales representatives and clinical specialists for the sale of any medical devices we may market, if approved. We face significant competition for talent from other healthcare, technology and high-growth companies, which include both large enterprises and privately-held companies. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, we may not be able to hire new employees quickly enough to meet our needs and fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees.
We currently rely on sales of our Owlet Smart Sock technologies and related products for the majority of our revenue and expect to continue to do so for the foreseeable future.
We are highly dependent upon the continued success and market acceptance of the Owlet Smart Sock and related technologies that serve as the basis of our primary product offerings. Continued market acceptance will depend upon our continuing to provide evidence that our products and services add value in care-giving activities. If caregivers do not prefer our Owlet Smart Sock over competing products and services, they may not buy our products and services in sufficient quantities to enable us to generate revenue growth from the sale of these products and services.
If the FDA or any other governmental authority were to require clearance, approval, certification or other form of marketing authorization for the Owlet Smart Sock, or for any other product that we sell and which we do not believe requires such clearance, approval, certification or marketing authorization, we could be required to cease selling or recall the product pending receipt of such clearance, approval, certification or marketing authorization from the FDA or such other governmental authority, which can be a lengthy and time-consuming process, and we may also be subject to regulatory enforcement action.
We currently sell the Owlet Smart Sock, which we market for use by parents of healthy babies to provide peace of mind, and for which we have not sought or obtained any marketing authorization from the FDA or similar authorization, approval, or certification from any other governmental authority. In response to inquiries from the FDA and regulatory authorities in other jurisdictions regarding the marketing of the Owlet Smart Sock, we have communicated our belief that the Owlet Smart Sock is not a medical device and does not require marketing authorization from the FDA or approval/certification from such other regulatory authorities. However, the FDA and/or certain regulatory authorities have expressed they do not agree with that conclusion and could require us to obtain marketing authorization (or approval/certification) to continue to sell the product. For example, the Medicines and Healthcare products Regulatory Agency, the regulatory authority responsible for the UK medical device market, has asserted that the Owlet Smart Sock requires (CE mark) certification and subsequent registration as a medical device in the UK, but has indicated they will allow us to continue to market the Owlet Smart Sock until May 2022 without such certification or registration. Obtaining authorization to sell the Owlet Smart Sock as a medical device is a time-consuming and costly process and we may be precluded from selling the Owlet Smart Sock if we are required to obtain marketing authorization. If granted, a marketing authorization could require conditions to sale, for example, a prescription requirement. If the FDA or other regulatory authorities require such marketing authorization (or approval/certification, respectively) for the Owlet Smart Sock, or for any other product that we sell and which we do not believe requires such clearance, approval, certification or marketing authorization, we could be required to cease selling or recall the product in the corresponding jurisdiction pending receipt of marketing authorization (or approval/certification), which can be a lengthy and time-consuming process, and we may also be subject to regulatory enforcement action. In addition, we may be required to modify the product’s functionality or limit our marketing claims for the product, whether or not we obtain such clearance, approval, certification or marketing authorization. In any such event, our business could be substantially harmed.

We currently rely on a single manufacturer for the assembly of our Owlet Smart Sock and a single manufacturer for the assembly of our Owlet Cam. We will likely rely on single manufacturers for future products we may develop. If we encounter manufacturing problems or delays, we may be unable to promptly transition to alternative manufacturers and our ability to generate revenue will be limited.
We have no manufacturing capabilities of our own. We currently rely on a single manufacturer located in Thailand, Benchmark, for the manufacture of our Owlet Smart Sock. Additionally, we currently rely on a separate single manufacturer located in China, Shenzhen Aoni Electronic, for the manufacture of our Owlet Cam. We expect to rely on limited manufacturers for future products we may develop. For example, we have relied upon and expect to continue to rely upon a single manufacturer for the supply of the Owlet Band, a product that we are developing and may commercially launch in the future. For us to be successful, our contract manufacturers must be able to provide us with products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While our existing manufacturers have generally met our demand requirements on a timely basis in the past, their ability and willingness to continue to do so going forward may be limited for several reasons, including our relative importance as a customer of each manufacturer or their respective ability to provide assembly services to manufacture our products, which may be affected by the COVID-19 pandemic or other natural or man-made disasters. Earthquakes are of particular significance since some of their facilities are located in earthquake-prone areas. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist or terrorist organizations, epidemics, communication failures, fire, floods and similar events. Furthermore, our manufacturing agreements can be terminated by our contract manufacturers without cause by giving us prior notice of six months or less. The facilities and the manufacturing equipment used to produce our products would be difficult to replace and could require substantial time to repair if significant damage were to result from any of these occurrences. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these manufactured products for any reason and we cannot obtain an acceptable substitute.
Any transition to a new contract manufacturer, or any transition of products between existing manufacturers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products, could require that we modify the design of our products, or could require clearance or approval by the FDA depending on the nature of the product and the changes associated with the transition to the new manufacturer. If we are required to change a contract manufacturer, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We may not be able to identify and engage alternative contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturers could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and results of operations.
The manufacture of our products is complex and requires the integration of a number of components from several sources of supply. Our contract manufacturers must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Our products, in particular the Owlet Smart Sock, require significant expertise to manufacture, and our contract manufacturers may encounter difficulties in scaling up production of our products, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel, the long lead time required to develop additional facilities for purposes of testing our products or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. Manufacturing or quality control problems may arise in connection with the scale-up of the manufacture of our products. If we are unable to obtain a sufficient supply of product, maintain control over product quality and cost or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business and reputation in the marketplace will suffer. Conversely, if demand for our products decreases, we may have excess inventory, which could result in inventory write-offs that would have a material adverse effect on our business, financial condition and results of operations. We may also encounter defects in materials or workmanship, which could lead to a failure to adhere to regulatory requirements. Any defects could delay operations at our contract manufacturers’ facilities, lead to regulatory fines or halt or discontinue manufacturing indefinitely. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers.
We are currently devoting substantial resources to the development of new or advanced products, such as the Owlet BabySat, the Owlet Over-the-Counter (“OTC”) Smart Sock and Owlet Band, and services, such as the development of our software platform, and intend to continue to do so. However, we may not be able to complete development on a timely basis, or at all. In addition, some of our products in development, such as the Owlet BabySat, Owlet OTC Smart Sock and Owlet Band, may be regulated by the FDA or foreign regulatory agencies as medical devices, which may require marketing authorization or approval/certification from applicable regulatory authorities, including marketing authorization from the FDA, prior to commercialization. Our products and services, particularly those needing to meet FDA or other regulatory standards, may have higher manufacturing costs than legacy products and services, which could negatively impact our gross margins and operating results during these stages, without guarantees we will be able to successfully commercialize any such products.
If we successfully develop such products and services, we must still successfully manage their introductions to the market. Products and services that are not well-received by the market may lead to excess inventory and discounting of our existing products and services. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of inventory at discounted prices may affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory are recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in increased shipping costs and a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.
Introductions of new or advanced products and services could also adversely impact the sales of our existing products and services to consumers. For instance, the introduction or announcement of new or advanced products and services may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful product or service introductions and potentially leading to challenges in managing write-downs or write-offs of inventory of existing products and services.
We have in the past experienced challenges managing the inventory of our products, which has led and may in the future lead to increased shipping costs for air freight in order to fulfill customer orders in a timely manner, which has affected our gross margin and could impair the strength of our brand.
Adapting our production capacities to evolving patterns of demand is expensive, time-consuming and subject to significant uncertainties. We may not be able to adequately predict consumer trends and may be unable to adjust our production in a timely manner.
We market our products directly to consumers in the United States and a select number of international countries. If demand increases, we will be required to increase production proportionally. Adapting to changes in demand inherently lags behind the actual changes because it takes time to identify the change the market is undergoing and to implement any measures taken as a result. Finally, capacity adjustments are inherently risky because there is imperfect information, and market trends may rapidly intensify, ebb or even reverse. We have in the past not always been, and may in the future not be, able to accurately or timely predict trends in demand and consumer behavior or to take appropriate measures to mitigate risks and exploit opportunities resulting from such trends. Any inability in the future to identify or to adequately and effectively react to changes in demand could have a material adverse effect on our business, financial condition and results of operations.

Some of our products and services are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.
Our portfolio of products and services continues to expand, and we are investing significant resources to enter into, and in some cases create, new markets for these products and services. We are continuing to invest in sales and marketing resources to achieve market acceptance of these products and services, but our technologies may not achieve general market acceptance.
The degree of market acceptance of these products and services will depend on a number of factors, including:
•	perceived benefits from our products and services;
•	perceived cost effectiveness of our products and services;
•	perceived safety and effectiveness of our products and services;
•	our ability to obtain any required marketing authorizations for our products and services and the label requirements of any approvals we may obtain;
•	reimbursement available through government and private healthcare programs for using some of our products and services; and
•	introduction and acceptance of competing products and services or technologies.
If our products and services do not gain market acceptance or if our customers prefer our competitors’ products and services, our potential revenue growth would be limited, which would adversely affect our business, financial condition and results of operations.
If we are unable to successfully develop and effectively manage the introduction of new products and services, our business may be adversely affected.
We must successfully manage introductions of new or advanced products, such as the Owlet BabySat, Owlet OTC Smart Sock and Owlet Band, and services, such as the development of our software platform. Development of new products and services requires the expenditure of considerable time and resources, but we may not be able to successfully develop and introduce such products on a timely basis, or at all. Products and services that are not well-received by the market may lead to excess inventory and discounting of our existing products and services. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of inventory at discounted prices, may affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory are recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in increased shipping costs and a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.
Introductions of new or advanced products and services could also adversely impact the sales of our existing products and services to consumers. For instance, the introduction or announcement of new or advanced products and services may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful product or service introductions and potentially leading to challenges in managing write-downs or write-offs of inventory of existing products and services. In addition, some of our products may be regulated by the FDA or foreign regulatory agencies as medical devices, which may require marketing authorization or clearance from the FDA or approval/certification from other applicable regulatory authorities prior to commercialization. New products and services, particularly those needing to meet FDA or other regulatory standards, may have higher manufacturing costs than legacy products and services, which could negatively impact our gross margins and operating results. Accordingly, if we fail to effectively manage introductions of new or advanced products and services, our business may be adversely affected.
We have in the past experienced challenges managing the inventory of our products, which has led and may in the future lead to increased shipping costs for air freight in order to fulfill customer orders in a timely manner, which has affected our gross margin and could impair the strength of our brand.

A substantial portion of our sales comes through a limited number of retailers.
Historically, we have relied on a limited number of retailers for a substantial portion of our total sales. For example, sales through our top five retail customers represented 60.1% of our revenue for the year ended December 31, 2020 and 74.0% for the three months ended March 31, 2021. These retailers work with us on a non-exclusive basis. If we are unable to establish, maintain or grow these relationships over time, or if these relationships grow more slowly than we anticipate, we are likely to fail to recover these costs and our operating results will suffer. The loss of any significant retail customer, whether or not related to our business or our products or services, could have an impact on the growth rate of our revenue as we work to obtain new retail customers or replacement relationships. Contracts with retailers may typically be terminated or renegotiated before their term expires for various reasons, subject to certain conditions. For example, after a specified period, certain of our contracts are terminable for convenience by such retailers, subject to a notice period. Additionally, certain contracts may be terminated immediately by the retailer if we go bankrupt or if we fail to comply with certain specified laws. Any renegotiation of the commercial agreements may result in less favorable economic terms for us. Retailers may also consolidate their operations, reducing the overall number of locations in which they sell our products and services. Historically, we have had retail customers declare bankruptcy and stop operations, negatively affecting our sales and business.
In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our retailers. Identifying retailers, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services. If we are unsuccessful in establishing, or maintaining or strengthening our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, these relationships may not result in increased customer use of our services or increased revenue.
The size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate.
Our estimates of the addressable market for our current products and services and future products and services are based on a number of internal and third-party estimates and assumptions, including birth rate, income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this proxy statement/prospectus relating to, among other things, the expected growth in the market for baby products and services are based on a number of internal and third-party estimates and assumptions and may prove to be inaccurate. For example, although we expect that the number of births will continue to increase, those trends could shift and the number of births could decrease. Furthermore, even if the birth rate increases as we expect, technological or medical advances could provide alternatives to our products and services and reduce demand. As a result, our estimates of the addressable market for our current or future products and services may prove to be incorrect. If the actual number of consumers who would benefit from our products and services, the price at which we can sell future products and services or the addressable market for our products and services is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.
We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective.
We market our products and services through a mix of digital and traditional marketing channels. These include paid search, digital display advertising, email marketing, affiliate marketing, and select print advertising. We also leverage our database of prospects and customers to further drive customer acquisition and referrals. We spend significant amounts on advertising and other marketing campaigns to acquire new customers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new customers and increase awareness of our products and services. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products and services, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition, or fully understand or estimate the conditions and behaviors that drive consumer behavior. Further, state, federal and foreign laws and regulations governing the privacy and security of personal information are evolving rapidly and could impact our ability to identify and market to potential and existing customers. If federal, state, or local laws governing our marketing activities become more restrictive or are interpreted by governmental authorities to prohibit or limit these activities, our ability to attract new customers and retain customers would be affected and our business could be materially harmed. In addition, any failure, or perceived failure, by us, to comply with any federal, state, or foreign laws or regulations governing our marketing activities could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain marketing strategies. If any of our marketing campaigns prove less successful than anticipated in attracting new customers, we may not be able to adequately recover our marketing spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. Our marketing efforts may not result in increased sales of our products and services.
Further, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising of our products and services. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect information that allows us to attribute consumer actions on advertisers’ websites to the effectiveness of advertising campaigns run by us. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple's related Privacy-Preserving Ad Click attribution, intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re-targeting and optimization. Similarly, Google recently announced that it plans to stop supporting third-party cookies in its Google Chrome browser. Further, Apple announced certain changes, including introducing an AppTrackingTransparency framework that will limit the ability of mobile applications to request an iOS device’s advertising identifier and may also affect our ability to track consumer actions.
In addition, we believe that building a strong brand and developing and achieving broad awareness of our brand is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated in attracting new customers, we may not be able to recover our brand-building spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our brand-building efforts will result in increased sales of our products and services.
If we are unable to continue to drive consumers to our website, it could adversely affect our revenue.
Many consumers find our website by searching for baby products and services through internet search engines or from word-of-mouth and personal recommendations. A critical factor in attracting visitors to our website is how prominently we are displayed in response to search queries. Accordingly, we use search engine marketing as a means to provide a significant portion of our customer acquisition. Search engine marketing includes both paid website visitor acquisition on a cost-per-click basis and visitor acquisition on an unpaid basis, often referred to as organic or algorithmic search.
One method we employ to acquire visitors via organic search is commonly known as search engine optimization (“SEO”). SEO involves developing our website in a way that enables the website to rank high for search queries for which our website’s content may be relevant. We also rely heavily on favorable recommendations from our existing customers to help drive traffic to our website. If our website is listed less prominently or fails to appear in search result listings for any reason, it is likely that we will attract fewer visitors to our website, which could adversely affect our revenue.
Our success depends substantially on our reputation and brand, which could be harmed by customer or third-party complaints or negative reviews or publicity about our company or our products and services.
Our success is dependent in large part upon our ability to maintain and enhance our reputation and brand. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to actions taken (or not taken) with respect to social, environmental, and community outreach initiatives, the personal conduct of individuals actually, or perceived to be associated, with our brand, and our growth or rebranding strategies. We are heavily dependent on customers who use our products and services, in particular our Owlet Smart Sock, to provide good reviews and word-of-mouth recommendations to contribute to the growth of our brand and reputation. Customers who are dissatisfied with their experiences with our products and services or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include statements that create negative publicity. If the FDA or other regulatory body makes public its determination that any of our products is a medical device that is not in compliance with applicable requirements, or takes some other public action such as issuing a public enforcement action or recommending or mandating a recall, customers may react negatively and stop purchasing or recommending our products or services. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products and services.
Operations in international markets will expose us to additional business, political, regulatory, operational, financial and economic risks.
Further expanding our business to attract customers in countries other than the United States is a key element of our long-term business strategy. International operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, and such exposure will increase as our international presence and activities increase. These risks include:
•	the imposition of additional U.S. and foreign governmental controls or regulations;
•	the imposition of costly and lengthy new export licensing requirements;
•	the imposition of requirements to maintain data and the processing of that data on servers located within the United States or in foreign countries;
•	a shortage of high-quality employees, sales people and distributors;
•	the loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;
•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;
•	the imposition of new trade restrictions;
•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;
•	compliance with or changes in foreign tax laws, regulations and requirements and economic and trade sanctions programs;
•	evolution in regulatory landscapes, such as on account of the United Kingdom (“UK”) leaving the European Union (“EU”), and uncertainties that arise from such evolution;
•	pricing pressure;
•	changes in foreign currency exchange rates;
•	laws and business practices favoring local companies;
•	political instability and actual or anticipated military or political conflicts;
•	financial and civil unrest worldwide;
•	outbreaks of illnesses, pandemics or other local or global health issues;
•	natural or man-made disasters;
•	the inability to collect amounts paid by foreign government customers to our appointed foreign agents;
•	longer payment cycles, increased credit risk and different collection remedies with respect to receivables; and
•	difficulties in enforcing or defending intellectual property rights.

In addition, we purchase a portion of our raw materials and components from international sources. The sale and shipment of our products and services across international borders, as well as the purchase of materials and components from international sources, subject us to extensive U.S. and foreign governmental trade regulations, including those related to conflict minerals. Compliance with such regulations is costly and we could be exposed to potentially significant penalties if we are found not to be in compliance with such regulations. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping, manufacturing and sales activities. Any material decrease in our international sales would adversely affect our business, financial condition and results of operations.
In June 2016, the UK held a referendum pursuant to which voters elected to leave the EU, commonly referred to as Brexit. The UK formally withdrew from the EU and ratified a trade and cooperation agreement governing its future relationship with the EU. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Brexit has created additional uncertainties that may ultimately result in new regulatory costs and challenges for medical device companies and increased restrictions on imports and exports throughout Europe, which could adversely affect our ability to conduct and expand our operations in Europe and which may have an adverse effect on our business, financial condition and results of operations. Additionally, Brexit may increase the possibility that other countries may decide to leave the EU in the future.
We face and expect to face increasing competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products and services that remain competitive with products and services or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired, adversely affecting our financial condition and results of operations.
We expect the industry in which we operate will continue to evolve and may be significantly affected by new product introductions and other market activities of industry participants. Certain potential competitors have substantially greater capital resources, larger product portfolios, larger user bases, larger sales forces and greater geographic presence, and have built relationships with retailers and distributors that may be more effective than ours. Our products and services face additional competition from companies developing products and services for use with third-party monitoring systems, as well as from companies that currently market similar products and services of their own, and may face further pressure from technology companies that have not historically operated in our industry.
Continuing technological advances and new product introductions within the home-use childcare electronics and service industry place our products and services at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products and services, new or improved technologies and additional applications for our existing technologies, including products or applications that may be subject to the oversight of the FDA or comparable foreign regulatory authorities and could require marketing authorization by the FDA or similar approval/certification from comparable foreign regulatory authorities. The research and development process is time-consuming and costly and may not result in products and services or applications that we can successfully commercialize.
If we do not successfully adapt our products and services and applications, we could lose revenue opportunities and customers. Furthermore, in the event any of our products is regulated as a medical device and obtains marketing authorization from the FDA or similar approval/certification from comparable foreign regulatory authorities, one or more of our competitors may develop products that compete. For example, in the

U.S., if any of our products is regulated as a medical device that is subject to and that obtains 510(k) clearance, competitors may develop products that the FDA determines are substantially equivalent to our products and may use our products as predicate devices to obtain regulatory clearances for their competing products.
We rely significantly on IT and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our business and our ability to operate our business effectively.
Increased global cybersecurity vulnerabilities, cybersecurity threats, and sophisticated and targeted cybersecurity attacks pose a risk to the security of our systems and networks, including the confidentiality, availability and integrity of any underlying information and data, and those of our users, customers, partners, suppliers and third-party service providers. Attacks upon IT systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. For example, we have been and in the future may be the target of phishing and other scams and attacks. We have not always been successful in detecting these attacks, and while we have not experienced any material loss or material expense relating to these cybersecurity attacks or other information security breaches, there can be no assurance that we will not suffer additional attacks or incur material financial consequences or expense in the future. Depending on the nature of the attack, a successful attack may also bring into question our internal control over financial reporting. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.
Cybersecurity attacks in particular are evolving and because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations due to a loss of our trade secrets and confidential information, negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our products and services, loss of competitive position, loss of revenue or liability for damages or other similar disruptions. As a result, there can be no assurance that our protective measures will prevent or detect security breaches that could have a significant impact on our business, reputation, financial condition and results of operations.
Our ability to effectively manage and maintain our internal business information, and to ship products and provide services to customers and invoice them on a timely basis, depends significantly on our enterprise resource planning system and other information systems. Portions of our IT systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. In addition, interfaces between our products and services and our customers’ computer networks could provide additional opportunities for cybersecurity attacks on us and our customers. The failure of these systems to operate or integrate effectively with other internal, customer, supplier or third-party service provider systems and to protect the underlying IT system and data integrity, including from cyberattacks, intrusions or other breaches or unauthorized access of these systems, or any failure by us to remediate any such attacks or breaches, may also result in damage to our reputation or competitiveness, delays in product fulfillment and reduced efficiency of our operations, and could require significant capital investments to remediate any such failure, problem or breach, all of which could adversely affect our business, financial condition and results of operations.
Any disruption of service at our third-party data and call centers or other cloud infrastructure services could interrupt or delay our ability to deliver our services to our customers.
Because our products and services are used by caregivers to monitor infants, it is critical that our products and services be accessible without interruption or degradation of performance. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. Sustained or repeated system failures would reduce the attractiveness of our products or services to customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our products and services.

We currently host our products and services, serve our customers and support our operations in the United States primarily from third-party data and call centers and other cloud-based services. For example, we rely on cloud services and bespoke software services provided by Ayla Networks for our Owlet Smart Sock product to support the transfer of data to the cloud and back to us and the user. Additionally, we rely on the data transfer services of ThroughTek to enable video viewing access for the Owlet Cam. We do not have control over the operations of the services or the facilities of any of those providers. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We may not be able to easily switch our cloud operations to another cloud provider if there are disruptions or interference with such providers.
None of our third-party cloud-based providers has an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these providers on commercially reasonable terms, if our agreements with our providers are prematurely terminated, or if in the future we add additional cloud-based providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new providers. If these providers were to increase the cost of their services, we may have to increase the price of our products and services, and our operating results may be materially adversely affected.
We are subject to a number of risks related to the credit extended by our manufacturing providers.
Our manufacturers extend credit to us and may revoke that credit. We use that credit to scale operations and increase production of our products. If our manufacturers revoke our credit, it could adversely affect our ability to meet demand for our products and adversely affect our business, financial condition and results of operations.
We are subject to a number of risks related to the credit card and debit card payments we accept.
We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could have a material adverse effect on our business, financial condition and results of operations.
If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit and debit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit or debit cards on a timely basis, or at all, it could have a material adverse effect on our business, financial condition and results of operations.
The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated in exploiting weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher card-related costs, each of which could have a material adverse effect on our business, financial condition and results of operations.
We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are subject to the Payment Card Industry Data Security Standard (“PCI DSS”) issued by the PCI Council, which includes guidelines with regard to the security policies and practices we should adopt regarding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention, and any security incident involving cardholder data could subject us to significant penalties and liability. Failure to comply with this standard may violate payment card association operating rules, federal and state laws and regulations and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, cardholders and transactions.
If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendor may increase our transaction fees or terminate its relationship with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our products and services to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.
Risks Related to New Owlet’s Capital Requirements and Capital Structure
We have a history of net losses, and we may not achieve or maintain profitability in the future.
We have incurred net losses since inception. For the years ended December 31, 2019 and 2020, we incurred net losses of $17.9 million and $10.5 million, respectively, and in the three months ended March 31, 2021, we incurred net losses of $7.9 million. As a result of our ongoing losses, as of March 31, 2021, we had an accumulated deficit of $79.6 million. Since inception, we have spent significant funds on organizational and start-up activities, to recruit key managers and employees, to develop our products, services and connected nursery ecosystem, to develop our manufacturing know-how and customer support resources and for research and development. The net losses we incur may fluctuate significantly from quarter to quarter and may increase as a result of the COVID-19 pandemic, such as its impact on logistics and other supply chain costs.
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to develop and expand our products and services. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting, and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.
We may need to raise additional capital in the future in order to execute our strategic plan following the Business Combination and related transactions, which may not be available on terms acceptable to us, or at all.
We have experienced recurring losses from operations and negative cash flows from operations, and we expect to continue operating at a loss for the foreseeable future. As of March 31, 2021, we had an accumulated deficit of $79.6 million and cash and cash equivalents of $12.8 million, and, as a result, at the time of issuance of our interim financial statements for the three months ended March 31, 2021, we concluded that there was substantial doubt about our ability to continue as a going concern for a period of 12 months. We will need to finance operations through generation of additional revenues as well as through raising additional debt or equity financing. There can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, if at all, or that we will generate sufficient future revenues.
Even if the Business Combination is consummated as contemplated, we may need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings, or by other means. Our future capital requirements will depend on many factors, including:
•	the timing, receipt and amount of sales from our current and future products and services;

•	the cost of manufacturing, either ourselves or through third party manufacturers, our products and services;
•	the cost and timing of expanding our sales, marketing and distribution capabilities;
•	the terms and timing of any other partnership, licensing and other arrangements that we may establish;
•	the costs and timing of securing regulatory approvals;
•	any product liability or other lawsuits related to our current or future products and services;
•	the expenses needed to attract, hire and retain skilled personnel;
•	the costs associated with being a public company;
•	the duration and severity of the COVID-19 pandemic and its impact on our business and financial markets generally;
•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and
•	the extent to which we acquire or invest in businesses, products or technologies.
If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.
Our loan and security agreement contains certain covenants and restrictions that may limit our flexibility in operating our business and any failure to satisfy those covenants and restrictions could adversely affect our business and financial condition.
Our loan and security agreement with Silicon Valley Bank (“SVB”) contains various affirmative and negative covenants and restrictions that limit our ability to engage in specific types of transactions, including:
•	conveying, selling, leasing, transferring, or otherwise disposing of certain assets;
•	consolidating, merging, selling or otherwise disposing of all or substantially all of our assets or acquiring all or substantially all of the capital stock or property of another person;
•	incurring specified types of additional indebtedness (including guarantees or other contingent obligations); and
•	paying dividends on, repurchasing or making distributions in respect of any capital stock or making other restricted payments, subject to specified exceptions.
In addition, under the loan and security agreement, we are required to satisfy and maintain certain financial ratios, including financial maintenance covenants. We obtained a waiver from SVB for a failure to maintain compliance with a financial covenant as of December 31, 2020, but cannot make assurances we will be able to satisfy these requirements in the future or, if we fail to satisfy these requirements, that will be able to negotiate a waiver or amendment with SVB as we have in the past. A breach of any of these ratios or covenants, including as a result of events beyond our control, would result in a default under the loan and security agreement. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding under the loan and security agreement immediately due and payable, terminate all commitments to extend further credit and pursue legal remedies for recovery, all of which could adversely affect our business and financial condition. As of March 31, 2021, $10.0 million in aggregate principal amount was outstanding under the loan, which does not include an additional $5.0 million subsequently drawn in May 2021. See Note 9 to our accompanying consolidated financial statements as of March 31, 2021 included in this proxy statement/prospectus.

Discontinuation, reform or replacement of the “Prime Rate,” as calculated and published by The Wall Street Journal, and other benchmark rates, or uncertainty related to the potential for any of the foregoing, may adversely affect our business.
Regulators have suggested reforming or replacing certain benchmark rates, and the discontinuation, reform or replacement of the Prime Rate or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets. Uncertainty as to the nature of such potential discontinuation, reform or replacement may also negatively impact interest expense related to borrowings under our loan and security agreement. Borrowings under our loan and security agreement bear interest either at the Prime Rate, or, if unavailable, at the rate announced by SVB as its prime rate in effect at its principal office in the State of California. We may in the future pursue amendments to our loan and security agreement to provide for a transition mechanism or other reference rate if the Prime Rate were discontinued, but we may not be able to reach agreement with our Lender on any such amendments. As a result, additional financing to replace any then-outstanding Prime Rate-based debt may be unavailable, more expensive or restricted by the terms of such outstanding indebtedness.
Changes in tax laws, including as a result of the 2020 United States presidential and congressional elections, may impact our future financial position and results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, the recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers and suppliers. For example, the United States government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. No specific United States tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our customers, including as a result of related uncertainty, these changes may materially and adversely affect our business, financial condition, results of operations and cash flows.
In addition, as we expand our business internationally, the application and implementation of existing, new or future international laws regarding indirect taxes (such as a Value Added Tax) could materially and adversely affect our business, financial condition and results of operations.
The applicability of sales, use and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liabilities and related interest and penalties, increase the costs of our products and adversely impact our business.
State, local and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect).
One or more states, countries or other jurisdictions may seek to impose sales, use, value added or other tax collection obligations on us, including for past sales. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added or other taxes on our products could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, or otherwise harm our business, results of operations, and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial net operating losses (“NOLs”) since inception, and we may not achieve profitability in the future. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. U.S. federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security (CARES) Act, U.S. federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of U.S. federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a corporation, as well as changes in ownership arising from new issuances of stock by the corporation. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other pre-change tax attributes if we undergo a future ownership change. We could experience one or more ownership changes in the future, including in connection with this Business Combination and as a result of future changes in our stock ownership, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset post-change taxable income may be subject to limitations. For these reasons, we may not be able to utilize a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.
Risks Related to Owlet Becoming a Public Company
We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired.
In connection with the reissuance of our consolidated financial statements as of and for the fiscal year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. The identified material weaknesses in our internal control over financial reporting continued to exist as of December 31, 2020 and March 31, 2021.
We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and financial reporting requirements. This material weakness contributed to the following additional material weaknesses:
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We did not design and maintain effective controls over the segregation of duties related to journal entries. Specifically, certain personnel have the ability to both create and post journal entries within the Company’s general ledger system. This material weakness did not result in any adjustments to the consolidated financial statements.

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We did not design and maintain effective controls over the accounting for convertible preferred stock and related preferred stock warrant arrangements. Further, we did not design and maintain effective controls to verify the completeness and accuracy of sales returns and accrued sales tax. Each of these material weaknesses resulted in material adjustments to several account balances and disclosures in the consolidated financial statements as of and for the year ended December 31, 2019.

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We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored, and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. This material weakness did not result in any adjustments to the consolidated financial statements.
Additionally, each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
We have not begun an implementation plan to remediate these material weaknesses. Once we begin an implementation plan, the remediation measures will be ongoing, and although not all inclusive, we expect the remediation measures to include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which will result in future costs for the Company.
To address these material weaknesses, we plan to take actions to improve our IT general controls, segregation of duties controls, period-end financial reporting controls, and journal entry controls. However, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. Our efforts may not remediate these material weaknesses in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our consolidated financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our common stock. Additionally, ineffective internal controls could expose us to an increased risk of financial reporting fraud and the misappropriation of assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions.
As a public company, we will be required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. Once we cease to be an emerging growth company, our independent registered public accounting firm will also be required, pursuant to Section 404(b) of the Sarbanes-Oxley Act, to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which would require additional financial and management resources. We have begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.
Following the Business Combination, we will qualify as an “emerging growth company” and a “smaller reporting company,” and the reduced public company reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
Following the Business Combination, we will qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies.
We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the closing of Sandbridge’s initial public offering, (ii) the first fiscal year after our annual gross revenue exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.
Following the Business Combination, we will also be a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company, which would allow us to take advantage of many of the same exemptions available to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.
Following the Business Combination, we will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company.
As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC and the exchange on which our securities are listed. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.
Risks Related to Regulation of New Owlet’s Industry and Products
We are required to obtain and maintain marketing authorizations from the FDA for medical device products in the U.S., which can be a lengthy and time-consuming process, and a failure to do so on a timely basis, or at all, could severely harm our business.
We are developing certain products, including the Owlet BabySat and Owlet OTC Smart Sock, that we believe will be regulated as medical devices, if approved. Certain other products we are developing, such as the Owlet Band, may also be regulated as medical devices. We currently sell the Owlet Smart Sock, which we market for use by parents of healthy babies to provide peace of mind, and for which we have not sought or obtained any marketing authorization from the FDA or any other governmental authority. In response to inquiries from the FDA and regulatory authorities in other jurisdictions regarding the marketing of the Owlet Smart Sock, we have communicated our belief that the Owlet Smart Sock is not a medical device and does not require marketing authorization from the FDA or clearance, approval, certification, or other authorization from such other regulatory authorities. However, the FDA and/or other regulatory authorities have expressed they do not agree with that conclusion and could require us to obtain such marketing authorization, clearance, approval, or certification to continue to sell the product.
Medical devices are subject to extensive regulation in the United States by local government, state government and the federal government, including by the FDA. The FDA regulates virtually all aspects of a medical device’s design, development, testing, manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. In the United States, unless an exemption applies, any medical device that we seek to market in the U.S. must first undergo the FDA’s premarket review pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), and must receive the FDA’s marketing authorization either via clearance of a 510(k) premarket notification, de novo classification, or approval of a premarket approval (“PMA”) application, depending on the type of device. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.
In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that the FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require the submission and approval of a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA agrees with the down classification, the applicant will then receive authorization to market the device. This device can then be used as a predicate device for future 510(k) submissions.
Modifications to products that are approved through a PMA application may require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) premarket notification or de novo classification may require a new 510(k) clearance. The PMA approval, de novo classification, and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA and de novo classification generally require the performance of one or more clinical trials, and a 510(k) clearance sometimes requires clinical data to support clearance. Despite the time, effort and cost, any particular device may not be authorized for marketing by the FDA. Any delay or failure to obtain necessary marketing authorizations could harm our business.
Even if marketing authorization is granted, such marketing authorization may be limited to only certain indications for use. Medical devices may be marketed only for the indications of use for which they are authorized. Additionally, the FDA might not grant marketing authorizations on a timely basis, if at all, for products or new uses of existing products that are regulated as medical devices and that are determined to require such marketing authorization. In addition, even if FDA marketing authorization is obtained, if safety or effectiveness problems are later identified with any medical device products, we may need to initiate a product recall.
To support any submissions to the FDA seeking marketing authorizations, we may be required to conduct clinical testing of our product candidates. Such clinical testing must be conducted in compliance with FDA requirements pertaining to research with human subjects. Among other requirements, we must obtain informed consent from study subjects and approval by institutional review boards before such studies may begin. We must also comply with other FDA requirements such as monitoring, record-keeping, reporting and the submission of information regarding certain clinical trials to a public database maintained by the National Institutes of Health.

In addition, if the study involves a significant risk device, we are required to obtain the FDA’s approval of the study under an Investigational Device Exemption (“IDE”). Compliance with these requirements can require significant time and resources. If the FDA determines that we have not complied with such requirements, the FDA may refuse to consider the data to support our submissions seeking marketing authorization or may initiate enforcement actions.
Moreover, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful. We may also be delayed in our clinical trials, including as related to, among other things: obtaining authorization to initiate clinical trials; reaching agreement on acceptable terms with vendors, clinical trial sites, and contract research organizations; obtaining institutional review board (“IRB”) approvals, recruiting subjects and having them complete the study; experiencing deviations from clinical trial protocols; and adding new clinical sites. We could encounter delays if a clinical trial is suspended or terminated due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our medical device products we seek to develop, the commercial prospects of our proposed products will be harmed, and our ability to generate product revenues from any of these products will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and jeopardize our ability to generate product sales and revenues.
The FDA’s interpretations of its laws and regulations are subject to change. If the FDA changes its policy or concludes that the marketing of any of our products is not in accordance with current policies, regulations or statutory requirements, or if the FDA changes its applicable policies or if changes are introduced to applicable laws or regulations, we may be required to seek clearance or approval for these products through the 510(k), de novo classification or PMA processes, may not be permitted to continue marketing these products until marketing authorization is obtained, or may be the subject of regulatory enforcement actions.
We have relied and expect to continue to rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain marketing authorization for or commercialize our medical device products and our business could be substantially harmed.
We have relied upon and plan to continue to rely upon third parties for execution of our nonclinical and clinical studies, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and our third party contractors are required to comply with Good Clinical Practice requirements, or GCPs, and Good Laboratory Practice requirements, or GLPs, which are regulations and guidelines enforced by the FDA and other regulatory authorities for the conduct of clinical and nonclinical studies, respectively. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites, and other contractors. If we or any of our third party contractors fail to comply with applicable regulations, the data generated in our studies may be deemed unreliable and the FDA and other regulatory authorities may require us to perform additional nonclinical and clinical studies before issuing any clearances, approvals, certifications or marketing authorizations for any medical device products we seek to market. Upon inspection by a given regulatory authority, such regulatory authority may determine that our clinical studies do not comply with GCP regulations. Our or our third party contractors’ failure to comply with these regulations may require us to repeat clinical studies, which would delay or prevent any required clearance, approval, certification or marketing authorization from being granted.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. In addition, our contractors are not our employees, and except for remedies available to us under our agreements with them, we cannot control whether or not they devote sufficient time and resources to our development programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our studies may be extended, delayed, or terminated and we may not be able to obtain clearances, approvals, certifications or marketing authorizations for or successfully commercialize our proposed medical device products. Third parties may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our proposed products would be harmed, our costs could increase, and our ability to generate revenue could be delayed.
We rely on third parties to manufacture our products. Failure of those third parties to provide us with sufficient quantities of our products, in compliance with applicable regulatory requirements, or to do so at acceptable quality levels or prices could adversely impact our business.
We do not currently have nor do we plan to acquire the infrastructure or capability internally to completely manufacture our commercial products or our development-stage products, and we lack the resources and the capability to manufacture any of our current or future products in the future. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with applicable regulatory requirements for any medical device products we seek to market. For example, the FDA requires adherence to current good manufacturing practice requirements for medical devices, known as the Quality System Regulation, or QSR. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, our products may not be able to be lawfully marketed. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not consider these facilities adequate for the manufacture of our products, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain clearance, approval, certification or marketing authorization for or market any medical device products we may seek to develop.
We rely on third-party manufacturers to purchase from third-party suppliers the materials necessary to produce our products. There are a limited number of suppliers for raw materials that are used in the manufacture of our products and that we anticipate will be able to supply materials for the production of our future products, and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. If our manufacturers or we are unable to purchase these raw materials, the commercial launch of any medical device products we may seek to develop would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such products, if authorized for marketing.
We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have not entered into long-term agreements with our current contract manufacturers or with any alternate suppliers, and we may be unable to enter into such an agreement or do so on commercially reasonable terms.
Regulatory reforms may impact our ability to develop and commercialize our products and services and technologies.
From time to time, legislation is drafted and introduced that could significantly change the regulatory frameworks governing our products and services.
In addition, regulations and guidance are often revised or reinterpreted by the government agency in ways that may significantly affect our business or products and services. We cannot predict the impact on our business of any legislation, regulations, or reinterpretations thereof that may be enacted or adopted in the future. However, future regulatory changes could make it more difficult for us to obtain or maintain any necessary marketing authorization for our products and services, or to develop and commercialize future medical devices and technologies.

We may be required to obtain and maintain regulatory authorizations or approvals/certifications in order to commercialize our products in international markets. Failure to obtain regulatory authorizations or approvals/certifications in relevant foreign jurisdictions may prevent us from marketing medical device products abroad.
We currently market and intend to continue to market our products and services internationally. We expect certain of our pipeline products to be regulated as medical devices, and we have received communications from foreign regulatory authorities inquiring as to the regulatory status of our Owlet Smart Sock, and whether such product is regulated as a medical device in such jurisdictions. Outside of the U.S., we can generally market a medical device only if we receive a certification by an independent regulatory body (in the European Economic Area (“EEA”)) or a marketing authorization from other foreign regulatory authorities (and meet certain pre-marketing requirements) and, in some cases, pricing approval, from the appropriate regulatory authorities. The path to market varies among international jurisdictions and may require additional or different product testing than required to obtain FDA marketing authorization. We may be unable to obtain foreign certifications or marketing authorizations on a timely basis, if at all, and we may also incur significant costs in attempting to obtain foreign certifications or marketing authorizations.
In addition, marketing authorization by the FDA does not ensure certifications or marketing authorizations by foreign regulatory authorities. However, a failure to obtain such marketing authorization by the FDA may have a negative impact on our ability to obtain any necessary certifications or marketing authorizations in foreign jurisdictions. Moreover, certifications or marketing authorizations from one foreign regulatory authority does not ensure marketing authorization by any other foreign regulatory authority or by the FDA. If we fail to receive necessary certifications or marketing authorizations to commercialize our products in foreign jurisdictions on a timely basis, or at all, or if we later lose such certifications or marketing authorizations, our business, financial condition and results of operations could be adversely affected. Furthermore, foreign regulatory requirements may change from time to time, which could adversely affect our ability to market new products and services, or continue to market existing products and services, internationally.
Promotion of any medical devices using claims that are off-label, unsubstantiated, false or misleading could subject us to substantial penalties.
Obtaining FDA marketing authorization would permit us to promote the subject medical device only for the specific use(s) cleared or approved by the FDA. Use of a medical device outside its cleared or approved indications is known as “off-label” use. Although physicians may use any medical devices we market off-label because the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine, we are prohibited from marketing or promoting any medical devices for off-label use. While we may pursue FDA marketing authorizations for certain indications for any medical devices we seek to market, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any authorized product as a condition of marketing authorization. If the FDA determines that our products were promoted for off-label use, or that false, misleading or inadequately substantiated promotional claims have been made by us or our commercial partners, it could request that we or our commercial partners modify those promotional materials or take regulatory or enforcement actions, including the issuance of an untitled letter or warning letter, injunction, seizure, civil fine and criminal penalties. While certain U.S. courts have held that truthful, non-misleading, off-label information is protected under the First Amendment under certain circumstances, the FDA continues to take the position that off-label promotion is subject to enforcement action.
It is also possible that other federal, state or foreign enforcement authorities may take action if they consider our communications, including promotional or training materials, to constitute promotion of an uncleared, uncertified or unapproved use of a medical device. If not successfully defended, enforcement actions related to off-label promotion could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In any such event, our reputation could be damaged, adoption of our products could be impaired and we could be subject to extensive fines and penalties.
Additionally, we must have adequate substantiation for the claims we make for our products and services. If any of our claims are determined to be false, misleading or deceptive, our products and services could be considered misbranded under the FDCA or in violation of the Federal Trade Commission Act. We could also face lawsuits from our competitors under the Lanham Act alleging that our marketing materials are false or misleading.

Foreign jurisdictions have their own laws and regulations concerning medical device approval, certification or marketing authorization, including communications, claims and promotional or training materials surrounding those medical devices. Failure to comply with those laws and regulations could result in actions against us, including fines, penalties and exclusion from the market. Any such actions could adversely affect our ability to market new products and services or continue to market existing products and services in those jurisdictions.
If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products and services, these products and services could be subject to restrictions or withdrawal from the market. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products and services or marketing or advertising efforts.
Our products and services, along with the manufacturing processes, labeling and promotional activities for our products and services, may be subject to continual review by the FDA, the U.S. Federal Trade Commission (“FTC”), the U.S. Consumer Product Safety Commission (“CPSC”) or other regulatory bodies, including their counterparts in international jurisdictions, depending on the product and whether such product is a medical device.
Failure by us or one of our suppliers to comply with statutes and regulations administered by any of these regulatory bodies that are applicable to any medical devices we market, or with any applicable statutes and regulations administered by other regulatory bodies, could result in, among other things, any of the following:
•	warning letters or untitled letters issued by the FDA or FTC and their counterparts in international jurisdictions;
•	litigation, fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;
•	import alerts and holds;
•	unanticipated expenditures to address or defend such actions;
•	delays in clearing or approving, or refusal to clear or approve, our products, where applicable;
•	withdrawals or suspensions of clearance or approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies, where applicable;
•	product recalls or seizures;
•	adverse publicity;
•	orders for device repair, replacement or refund;
•	interruptions of production or inability to export to certain foreign countries; and
•	operating restrictions.
If any of these items were to occur, it would harm our reputation and adversely affect our business, financial condition and results of operations.
Changes in and failures to comply with U.S. and foreign privacy and data protection laws, regulations and standards may adversely affect our business, operations and financial performance.
The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of health-related and other personal information, including information we collect about children and infants, their parents and other consumers who purchase our products and services, as well as information that we may now or in the future collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures, or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.
As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., the Health Insurance Portability and Accountability Act (“HIPAA”) imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information.
Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners.
In addition, California enacted the California Consumer Privacy Act (“CCPA”) on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.
We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the European Union General Data Protection Regulation (“GDPR”) went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. The GDPR imposes strict obligations on the ability to process health-related and other personal data of individuals within the EEA, including in relation to use, collection, analysis, and transfer (including cross-border transfer) of such personal data. The law is also developing rapidly and, in July 2020, the Court of Justice of the EU limited how organizations could lawfully transfer personal data from the EEA to the U.S. In addition, EU and EEA Member States may impose further obligations relating to the processing of genetic, biometric or health data, which could further add to our compliance costs and limit how we process this information. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, from January 1, 2021, companies have to comply with the GDPR and also the UK GDPR (“UK GDPR”), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. Currently there is a four to six-month grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. However, it is not clear whether (and when) an adequacy decision may be granted by the European Commission enabling data transfers from EU member states to the UK long term without additional measures. These changes may lead to additional costs and increase our overall risk exposure. Furthermore, other international jurisdictions, including Singapore, South Korea, China, Brazil, Mexico and Australia, have also implemented laws relating to data privacy and protection.
Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.
To the extent we market any medical devices or other healthcare products and services, our relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws, we could face substantial penalties.
To the extent we market any medical devices or other healthcare products and services, our relationships with customers, physicians, and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. These laws may impact, among other things, our proposed and future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive, and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. In addition, the government may assert that claim includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statute;

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HIPAA, which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians, as defined by such law, certain other healthcare providers beginning in 2022 and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•	state and foreign equivalents of each of the healthcare laws described above, some of which may be broader in scope.
Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or any arrangements with physicians, could be subject to challenge under one or more of such laws. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, any regulatory approvals (as applicable) and commercialization of our products outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Any action against us for violation of these laws, even if we successfully defend against such action, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
Expanding our commercial strategy based on third-party payor coverage and reimbursement may not be successful and will subject us to new risks, including, without limitation, changes in third-party payor coding, coverage and reimbursement rates for our products that obtain FDA authorization which could affect the adoption of such products and negatively impact our future revenue.
With respect to our current products, including the Owlet Smart Sock, Owlet Cam and Owlet Dream Lab, we utilize a direct-to-consumer model where consumers purchase our products directly from us or one of our retailers. Currently, these products are not covered or reimbursed by any third-party payor. We are actively developing a strategy to enable healthcare providers to obtain reimbursement for products for which we successfully obtain FDA authorization, including the Owlet BabySat, or the services associated with such products. However, this new strategy may not be successful as payors may refuse to provide coverage and reimbursement for these products even if we obtain FDA authorization.
In the United States, healthcare providers who may purchase these products generally rely on third-party payors, including Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our products. To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and existing medical devices by requiring extensive evidence of favorable clinical outcomes. To the extent we market any medical devices, are successful in obtaining FDA marketing authorization to the extent applicable, and third-party payors determine that our products are medically necessary and clinically effective, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Third-party payors regularly update reimbursement amounts and may also revise the methodologies from time to time used to determine reimbursement amounts. This includes routine updates to payments to physicians for services provided. These updates could directly impact the demand for our products. Although we believe that healthcare providers may be able to bill third-party payors using existing Current Procedural Terminology (“CPT”) codes for the remote monitoring of patients using products for which we obtain FDA authorization, including the initial set-up and patient education on the use of such products, their inability to obtain adequate reimbursement from third-party payors may adversely affect our business.
In addition, foreign jurisdictions have their own unique healthcare systems and regulation regimes that differ substantially from the U.S. and other international markets. Successfully navigating those regimes will require significant resources and may ultimately be unsuccessful. As a result, our financial performance could be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, the likelihood of success of our new commercial strategy is, and will continue to be, subject to changes in the level of third-party payor coverage and reimbursement for these products and services.
Legislative and regulatory changes in the healthcare industry could have a negative impact on our financial performance. Furthermore, our business, financial condition, results of operations and cash flows could be significantly and adversely affected by healthcare reform legislation in the U.S. or in potential key international markets.
Changes in the healthcare industry in the U.S. and abroad could adversely affect the demand for our potential medical devices and the way in which we conduct our business. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), enacted in 2010, required most individuals to have health insurance, established new regulations on health plans, created insurance-pooling mechanisms and reduced Medicare spending on services provided by hospitals and other providers. Since its enactment, there have been legislative, executive and judicial challenges to certain aspects of the ACA, and the constitutionality of the ACA is currently under review by the U.S. Supreme Court.
Any medical devices we market and related business activities would be subject to rigorous regulation by the FDA and other federal, state and international governmental authorities. These authorities and members of Congress have been increasing their scrutiny over the medical device industry. In recent years, Congress, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, and the Department of Defense have issued subpoenas and other requests for information to medical device manufacturers, primarily related to financial arrangements with healthcare providers, regulatory compliance and marketing and product promotional practices. Furthermore, certain state governments have enacted legislation to limit or increase transparency of interactions with healthcare providers, pursuant to which we are required by law to disclose payments and other transfers of value to healthcare providers licensed by certain states.
We anticipate that the government will continue to scrutinize the medical device industry closely, and any new regulations or statutory provisions could result in delays or increased costs during the periods of product development, clinical trials and regulatory review and marketing authorization, as applicable, as well as increased costs to assure compliance.
In Europe, the Medical Devices Regulation (2017/745 or “MDR”), which is directly applicable in all EEA Member States without the need for adoption of EEA Member State laws implementing them is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation, among other things. The MDR was due to become applicable in May 2020, but in light of COVID-19, the European Parliament and the Council of the EU adopted a proposal in April 2020 to extend the transitional period of the MDR until May 26, 2021. However, devices lawfully placed on the market pursuant to the existing EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once applicable, the new regulations will among other things:
•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
•	strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications are likely to have an effect on the way we conduct our business in the EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product future introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business and our future products.
Our employees, consultants, sales agents, distributors and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees, consultants, sales agents, distributors and other commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, sales agencies, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.
We may be subject to regulatory reporting requirements if our products and services cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury, or in certain other scenarios, and we may need to initiate voluntary corrective actions such as the recall of our products.
Regulatory agencies in many countries require us to report potential safety issues with our products and services under a variety of circumstances. For example, the FDA’s Medical Device Reporting regulations require that for any medical device we market, we report when we become aware of information that reasonably suggests that the product may have caused or contributed to a death or serious injury, or has malfunctioned in a way that, if the malfunction were to recur, would likely cause or contribute to a death or serious injury. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the implant system. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products. Similarly, under the CPSC consumer product reporting requirements, we are required to report to the CPSC any incident in which a CPSC-regulated product of ours creates an unreasonable risk of serious injury or death, contains a defect which could create a substantial product hazard, fails to comply with an applicable consumer product safety rule, or fails to comply with any other rule, regulation, standard or ban enforced by the CPSC. In addition, all manufacturers placing medical devices on the market in the EEA are legally required to immediately report any serious or potentially serious incidents involving products produced or sold by the manufacturer to the relevant authority in those jurisdictions where any such incident occurred. As to general consumer products, where manufacturers and distributors know or ought to know that a product that they have placed on the market poses risks to the consumer that are incompatible with the general safety requirements, they shall immediately inform the relevant authority in the relevant jurisdictions. The FDA, CPSC and similar foreign regulatory authorities have the authority to require the recall of our commercialized products under certain circumstances and depending on the type of product. For example, the FDA must find that there is a reasonable probability that a medical device would cause serious adverse health consequences or death in order to require a recall. The standard for ordering a mandatory recall may be different for each regulatory agency and in foreign jurisdictions. In addition, manufacturers may, under their own initiative, correct or remove a marketed product for any reason and under any circumstance, which may constitute a recall if the product violates applicable laws. A government-mandated or voluntary recall by us or by one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.
We may initiate certain field actions, such as a correction or removal of our products in the future. Any correction or removal initiated by us to reduce a health risk posed by a medical device, or to remedy a regulatory violation caused by the device that may present a risk to health, must be reported to the FDA. Other regulatory authorities may have similar reporting requirements. If the regulatory agency subsequently determines that a report was required for a correction or removal of our products that we did not believe required a report, we could be subject to enforcement actions.
Any recalls of our products or enforcement actions would divert managerial and financial resources and could have an adverse effect on our financial condition and results of operations. In addition, given our dependence upon consumer perceptions, any negative publicity associated with any recalls could materially and adversely affect our business, financial condition, results of operations and growth prospects.
We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur.
Our products are predominantly used in the home and expose us to product liability claims and product recalls, including, but not limited to, those that may arise from off-label use, malfunctions, design flaws or manufacturing defects related to our products or the use of our products with incompatible components or systems. In addition, as we continue to expand our product portfolio, we may enter or create new markets, including consumer markets, which may expose us to additional product liability risks. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in decreased demand for our current or future products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to customers, regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions, loss of revenue, and the inability to sell our current or any future products.
Our product liability insurance may not be sufficient to cover any or all damages for product liability claims that may be brought against us in the future. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims. Additionally, the laws and regulations regarding product liability are constantly evolving, both through the passage of new legislation at the state and federal levels and through new interpretations of existing legislation. As the legal and regulatory landscape surrounding product liability change, we may become exposed to greater liability than currently anticipated.
We may incur environmental and personal injury liabilities related to certain hazardous materials used in our operations.
Certain manufacturing processes for our products may involve the storage, use, generation and disposal of certain hazardous materials and wastes, including lead, silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As a result, we are subject to certain environmental laws, as well as certain other laws and regulations, which restrict the materials that can be used in our products or in our manufacturing processes. For example, products that we sell in Europe are subject to regulation in the EU markets under the Restriction of the Use of Hazardous Substances Directive (“RoHS”). RoHS prohibits companies from selling products that contain certain hazardous materials in EU Member States. In addition, the EU’s Registration, Evaluation, Authorization, and Restriction of Chemicals

Regulation also restricts substances of very high concern in products. Compliance with such regulations may be costly and, therefore, we may incur significant costs to comply with these laws and regulations.
In addition, new environmental laws may further affect how we manufacture our products, how we use, generate or dispose of hazardous materials and waste, or further affect what materials can be used in our products. Any required changes to our operations may increase our manufacturing costs, detrimentally impact the performance of our products, add greater testing lead-times for product introductions or have other similar effects.
In connection with our research and manufacturing activities, we use, and our employees may be exposed to, materials that are hazardous to human health, safety or the environment. The risk of accidental injury to our employees or contamination from these materials cannot be eliminated, and we could be held liable for any resulting damages, the related liability for which could exceed our reserves. We do not specifically insure against environmental liabilities. If an enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action on terms favorable to us.
Changes to government immigration regulations may materially affect our workforce and limit our supply of qualified professionals, or increase our cost of securing workers.
We recruit professionals on a global basis and must comply with the immigration laws in the countries in which we operate, including the U.S. Some of our employees are working under Owlet-sponsored temporary work visas, including H1-B visas. Statutory law limits the number of new H1-B temporary work permit petitions that may be approved in a fiscal year. Furthermore, there is a possibility that the current U.S. immigration visa program may be significantly overhauled, and the number of H1-B visas available, as well as the process to obtain them, may be subject to significant change. Any resulting changes to this visa program could impact our ability to recruit, hire and retain qualified skilled personnel. If we are unable to obtain work visas in sufficient quantities or at a sufficient rate for a significant period of time, our business, operating results and financial condition could be adversely affected.
Risks Related to New Owlet’s Intellectual Property
Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected, our competitive position may be harmed and we may be unable to operate our business profitably.
Our intellectual property includes the content of our website, our software code, our unregistered copyrights, our registered and unregistered trademarks, and our patents and patent applications. Our success and ability to compete depend in part on our ability to maintain and enforce existing intellectual property and to obtain, maintain and enforce further intellectual property protection for our products and services, both in the United States and in other countries. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party and employee confidentiality and assignment agreements. Our intellectual property rights could also be challenged, invalidated, infringed or circumvented, or may not be sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages. If we are unable to adequately protect our intellectual property rights or if they are challenged or otherwise prove ineffective, we may be required to undertake costly product redesign efforts or discontinue certain products, or our competitive position may be harmed. As of March 31, 2021, we had 33 issued patents (with numerous others pending) and 38 registered trademarks.
We rely on our portfolio of issued and pending patent applications in the United States and other countries to protect our intellectual property and our competitive position. However, the patent positions of technology-based companies may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products and services, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file for a patent, we may be precluded from doing so at a later date. Additionally, any patents issued to us may be challenged, narrowed, invalidated, held unenforceable or circumvented, or may not be sufficiently broad to prevent third parties from producing competing products and services similar in design to our products and services.
In recent years, the U.S. Supreme Court has ruled on several patent cases and several laws have been enacted that, in certain situations, potentially narrow the scope of patent protection available and weaken the rights of patent owners. We may not be successful in securing additional patents on commercially desirable improvements, that such additional patents will adequately protect our innovations or offset the effect of expiring patents, or that competitors will not be able to design around our patents. In addition, third parties may challenge our issued patents through procedures such as Inter-Partes Review (“IPR”). In many IPR challenges, the U.S. Patent and Trademark Office (“PTO”) cancels or significantly narrows issued patent claims. IPR challenges could increase the uncertainties and costs associated with the maintenance, enforcement and defense of our issued and future patents and could have a material adverse effect on our business, financial condition and results of operations.
We also utilize unpatented proprietary technology and know-how and often rely on confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants to protect and transfer to us such unpatented proprietary technology and know-how. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information.
We rely on the use of common law copyrights with respect to the code, algorithms and trade secrets in our business and our products and services. Common law copyrights provide less protection than registered copyrights. Copyrights, common law or registered, do not generally prevent others from independently developing the same or similar code, algorithms or trade secrets, so our copyrights would not offer protection against our competitors to the extent they are able to independently generate similar code, algorithms or trade secrets as our own. Loss of rights in our copyrights could adversely affect our business, financial condition and results of operations.
We rely on the use of registered and common law trademarks with respect to the brand names of some of our products and services. Common law trademarks provide less protection than registered trademarks. If a third party were to register trademarks similar to our unregistered trademarks in a given jurisdiction, particularly outside the United States, our ability to continue using our unregistered trademarks in the applicable jurisdiction could be substantially restricted and we may be subject to potentially costly and burdensome claims for trademark infringement. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.
We rely on our trademarks, logos, and trade names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. While we generally apply for trademarks in those countries where we intend to sell our products and services, we may not accurately predict all of the countries where registered trademarks will be desirable. We may also fail to register appropriate localized versions of our trademarks. If we fail to timely file for a trademark application in a country, we may be precluded from doing so at a later date and our ability to sell products and services using our existing brands in such countries could ultimately be restricted. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks or will be successful in enforcing our trademarks. If competitors or other third parties use similar trademarks for similar products and services, the value and recognition of our brand and trademarks may be diluted or diminished.

We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks.
Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.
We rely on third-party technology solutions, including software and software services, to support our IT infrastructure and in our products and services.
Both our IT infrastructure and our products and services leverage third-party technology solutions, software and software services. While much of this third-party technology is commercially available, off-the-shelf technology procured on standard terms and conditions, we cannot be assured that the applicable vendors will continue to make this third-party technology available on the same terms and conditions. Because this technology has been integrated into our operations and may have been configured for our specific needs, replacement of such technology could result in substantial delay, additional costs, and possible business interruptions. In addition, if third-party vendors, including any cloud service providers, were to experience unplanned downtime, delays or other similar issues, our products, services and internal operations could be significantly and adversely impacted.
Increased use of social media could create or amplify the effects of negative publicity and adversely affect sales and operating results.
As part of our marketing efforts, we rely on search engine marketing and social media platforms to attract and retain customers. These efforts may not be successful, and pose a variety of other risks, including the improper disclosure of proprietary information, the posting of negative comments about our brand, the exposure of personally identifiable information, fraud, use of out of date information or failure to comply with regulations regarding such practices. Negative or false commentary about us or our products or services may be posted on social media platforms and may harm our reputation or business and social media has also given users the ability to more effectively organize collective actions, such as boycotts, which could be taken against us or our products or services. Customers value readily available information and often act on such information without affording us an opportunity for redress or correction. The inappropriate use of social media vehicles, including a failure to abide by applicable laws and regulations, in the use of social media by us or our influencers, employees, contractors, suppliers, customers or other third parties associated or perceived to be associated with us could increase our costs, lead to litigation, fines or regulatory action or result in negative publicity that could damage our reputation. The occurrence of any such developments could have an adverse effect on our business results.
In addition, events reported in the media, including social media, whether or not accurate or involving us or our products or services, could create or amplify negative publicity for us or for the industry or market segments in which we operate. These and other types of social media risks could reduce demand for products and services offered by us and/or shift consumer preferences to competitors and could result in a decrease in customer demand for our products and services.
If we fail to execute enforceable invention assignment and confidentiality agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and services and our business and competitive position could be harmed.
In addition to patent protection, we also rely on protection of copyrights, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property and such agreements may not be enforceable in accordance with the terms in every jurisdiction where such employees, consultants or third parties reside or are employed. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our technology, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.
In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products and services that we consider proprietary and a trade secret. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. We also have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, however these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.
The laws of foreign countries may not adequately protect our intellectual property rights.
Intellectual property protection laws in foreign jurisdictions differ substantially from those in the U.S. If we fail to apply for intellectual property protection in foreign jurisdictions, or if we cannot adequately protect our intellectual property rights in these foreign jurisdictions, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.
If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products and services.
Searching for existing third-party intellectual property rights and evaluating its applicability to our products and services can be a costly and time-consuming process. Such searches and evaluation may not reveal important intellectual property and our competitors may also have filed for patent protection, which may not be publicly-available information, or claimed trademark rights that have not been revealed through our searches. We may not undertake such searches and evaluation of third-party intellectual property rights and, as a result, may not be aware of intellectual property rights that could be asserted against our products or services. In addition, some of our employees were previously employed at other consumer product, medical device and Internet of Things/smart device companies. We may be subject to claims that our employees have disclosed, or that we have used, trade secrets or other proprietary information of our employees’ former employers. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement against us, even those without merit, could:
•	be expensive and time-consuming to defend and result in payment of significant damages to third parties;
•	force us to stop making or selling products and services that incorporate the intellectual property;
•	require us to redesign, reengineer or rebrand our products and services, product candidates and technologies;
•	require us to enter into royalty agreements that would increase the costs of our products and services;
•	require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;

•	divert the attention of our management and other key employees; and
•	result in our customers or potential customers deferring or limiting their purchase or use of the affected products and services impacted by the claims until the claims are resolved;
any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, new patents obtained by our competitors could threaten the continued commercialization of our products and services in the market even after they have already been introduced.
We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.
Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. We do not regularly conduct monitoring for unauthorized use at this time. From time to time, we seek to analyze our competitors’ products and services, or seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken, or take in the future, to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.
We believe some of the new market entrants in our industry, including some of the world’s largest technology companies, may in the future infringe our intellectual property, and we may be required to engage in litigation to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology or actions in question. If we initiate legal proceedings against a third party to enforce a patent covering a product, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace.
Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the PTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, IPR, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our products and services, or any future products and services that we may develop.
The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products and services. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.
Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.
Many of our employees and consultants were previously employed at or engaged by other companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products and services, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products and services could have a material adverse effect on our business and competitive position, and may prevent us from selling our products and services. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products and services, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.
Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.
Proprietary software and hardware development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we discover additional problems or design defects that prevent our proprietary software from operating properly. We have experienced product design issues in the past and continue to work to address those and anticipate additional concerns. If our services do not function reliably, malfunction, or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.
The software underlying our products and services is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after our products and services have been used by our customers. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our products or services could result in negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our products and services, loss of competitive position, loss of revenue or liability for damages, fines or regulatory actions, overpayments or underpayments, any of which could harm our enrollment rates. Similarly, any real or perceived errors, failures, design flaws or defects in our devices could have similar negative results. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Such efforts could be costly, or ultimately unsuccessful. Even if we are successful at remediating issues, we may experience damage to our reputation and brand. There can be no assurance that provisions typically included in our agreements with partners that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any customers or partners would likely be time-consuming and costly to defend and could seriously damage our reputation and brand.

General Risk Factors Relating to New Owlet
Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.
The COVID-19 pandemic may negatively impact our operations and revenues and overall financial condition by harming the ability or willingness of customers to pay for our products and services due to macro-economic conditions resulting from the pandemic or the operations of manufacturers, suppliers and other third parties with which we do business. These challenges will likely continue for the duration of the pandemic, which is uncertain, and the macro-economic effects of the pandemic will likely continue far beyond the duration of the pandemic.
Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Although the governor of Utah, where our headquarters are located, has not issued any “shelter-in-place” or “stay at home” orders, such orders could be instituted as the COVID-19 pandemic continues or worsens. We have taken a number of precautionary measures to manage our resources and mitigate the adverse impact of the pandemic, which is intended to help minimize the risk to our employees, customers, and the communities in which we operate. Employees at our headquarters and certain other employees have been asked to work from home where possible, with only limited access given to employees to work in the office when necessary. For roles that require employees to be on-site, we are providing protective equipment, practicing social distancing and increasing sanitizing standards. As the COVID-19 pandemic continues, other potential disruptions may include delays by applicable state or federal regulatory bodies in processing potential submissions to that regulatory body, delays in product development efforts and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of our Owlet technologies. In addition, even after “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 are lifted, we may continue to experience disruptions to our business.
While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, affecting our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic subsides. The occurrence of any such events may lead to reduced disposable income which could adversely affect the number of our products and services sold after the pandemic has subsided. Further, although we have experienced growth in our sales volume during the COVID-19 pandemic, this and any other favorable impacts we have experienced in connection with the pandemic may subside, and the ultimate effect of COVID-19 on our sales volume and other results of operations could differ substantially from our expectations and our experience to date.
We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.
We are, and may in the future become, party to litigation, regulatory proceedings or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims may include but are not limited to personal injury and class action lawsuits, intellectual property claims and regulatory investigations relating to the advertising and promotional claims about our products and services and employee claims against us based on, among other things, discrimination, harassment or wrongful termination. Any one of these claims, even those without merit, may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.

Changing laws and increasingly complex corporate governance and public disclosure requirements could have an adverse effect on our business and operating results.
Changing laws, regulations and standards relating to corporate governance and public disclosure and new regulations issued by the SEC and the NYSE have and will create additional compliance requirements for us following the Business Combination. For example, the Dodd-Frank Act includes provisions regarding, among other things, advisory votes on named executive officer compensation and “conflict minerals” reporting. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.
In addition, stockholder litigation surrounding executive compensation and disclosure of executive compensation has increased with the passage of the Dodd-Frank Act. Furthermore, our stockholders may not continue to approve our advisory vote on named executive officer compensation that is required to be voted on by our stockholders annually pursuant to the Dodd-Frank Act. If we are involved in a lawsuit related to compensation matters or any other matters not covered by our directors’ and officers’ liability insurance, we may incur significant expenses in defending against such lawsuits, or be subject to significant fines or required to take significant remedial actions, each of which could adversely affect our business, financial condition and results of operations.
Changes in the regulation of the internet could adversely affect our business.
Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. In the U.S., federal and state governments have enacted, and may in the future enact, legislation or regulations impacting the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, limits on behavioral or targeted advertising and/or means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the decreased effectiveness or use of third-party cookies and other methods of online tracking, targeting or re-targeting. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms and consequently, materially and adversely affect our business, financial condition and results of operations. Further, in the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.
Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities. To the extent any such regulations require us to take actions that negatively impact us, they could have a material adverse effect on our business, financial condition and results of operations.
The price of New Owlet common stock and warrants may be volatile.
Upon consummation of the Business Combination, the price of New Owlet common stock, as well as New Owlet warrants, may fluctuate due to a variety of factors, including:
•	actual or anticipated fluctuations in our operating results or future prospects;
•	our announcements or our competitors’ announcements of new products and services;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	changes in our growth rates or our competitors’ growth rates;
•	developments regarding our patents or proprietary rights or those of our competitors;
•	ongoing legal proceedings;
•	commencement of, or involvement in, litigation involving the combined company;
•	our inability to raise additional capital as needed;
•	changes in our capital structure, such as future issuances of securities or the incurrence of new or additional debt;
•	the volume of shares of New Owlet common stock available for public sale;
•	additions and departures of key personnel;
•	concerns or allegations as to the safety or efficacy of our products and services;
•	sales of stock by us or members of our management team, our board of directors or certain significant stockholders;
•	changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally; and
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changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war or terrorism, and the COVID-19 pandemic or other public health crises.

These market and industry factors may materially reduce the market price of New Owlet common stock and warrants regardless of the operating performance of New Owlet.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.
Following the consummation of the Business Combination, the New Owlet directors and executive officers and their affiliates, in the aggregate, will beneficially own approximately 25.3% of our outstanding stock, assuming no redemptions by holders of Sandbridge’s public shares, or 26.7% of our outstanding stock, assuming maximum redemptions by holders of Sandbridge’s public shares as described elsewhere in this proxy statement/prospectus. Subject to any fiduciary duties owed to our other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have some control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your best interests. The concentration of ownership could delay or prevent a change in control of us, or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our stock.
In addition, these stockholders could use their voting influence to maintain our existing management and directors in office or support or reject other management and Board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.
We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.
We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and additional joint ventures that leverage our technology and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.
We also expect to continue to carry out internal strategic initiatives that we believe are necessary to grow our revenues and expand our business, both in the U.S. and abroad. For example, we have continued to invest in international expansion programs designed to increase our worldwide presence and take advantage of market expansion opportunities around the world. Although we believe our investments in these initiatives continue to be in the long-term best interests of Owlet and our stockholders, there are no assurances that such initiatives will yield favorable results for us. Accordingly, if these initiatives are not successful, our business, financial condition and results of operations could be adversely affected.
If these risks materialize, our stock price could be materially adversely affected. Any difficulties in the integration of acquired businesses or unexpected penalties, liabilities or asset impairments in connection with such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, under certain circumstances, our loan and security agreement and any future debt or preferred securities or future debt agreements we may enter may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our stock.
Following the consummation of the Business Combination, provisions in our Proposed Charter and New Owlet Bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our Proposed Charter and New Owlet Bylaws, if approved by Sandbridge’s stockholders at the Special Meeting, will authorize our Board to issue up to 100 million shares of New Owlet Preferred Stock. As a result, without further stockholder approval, our Board will have the authority to attach special rights, including voting and dividend rights, to this preferred stock, including pursuant to a stockholder rights plan. With these rights, preferred stockholders could make it more difficult for a third-party to acquire us. In addition, our Proposed Charter and New Owlet Bylaws, subject to the Stockholders Agreement, will provide for a staggered Board, whereby directors serve for three-year terms, with one-third of the directors coming up for reelection each year. A staggered Board will make it more difficult for a third-party to obtain control of our Board through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board.
We will also be subject to anti-takeover provisions under the DGCL. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third-party from making a takeover offer and could delay or prevent a change in control of us. For purposes of these provisions, an “interested stockholder” generally means someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the DGCL.
The New Owlet Bylaws will provide that the state or federal courts located within the State of Delaware are the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Following the consummation of the Business Combination, the New Owlet Bylaws will provide that the state or federal courts located within the State of Delaware are the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to our stockholders, (iii) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, the New Owlet Bylaws, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. However, this choice of forum provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. This choice of forum provision is not intended to apply to any actions brought under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The New Owlet Bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the Securities Act). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our directors, officers and other employees or stockholders.
Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provision in our second amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Risk Factors Relating to Sandbridge and the Business Combination
Directors and officers of Sandbridge have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the recommendation of the Sandbridge Board that the Sandbridge stockholders vote in favor of approval of the Business Combination, Sandbridge stockholders should be aware that Sandbridge’s initial stockholders, including its directors and officers, have interests in the Business Combination that may be different from, or in addition to, the interests of Sandbridge stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Sandbridge to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Sandbridge’s remaining stockholders and Sandbridge’s board of directors, dissolve and liquidate, subject in each case to Sandbridge’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

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There will be no liquidating distributions from the Trust Account with respect to our founder shares held by our Sponsor if we fail to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.004 per share and, in August 2020, transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss. Upon the Closing, such founder shares will remain outstanding, subject to certain restrictions on transfer. However, if our Sponsor acquires public shares in and after the initial public offering, such public shares will be entitled to liquidating distributions from the Trust Account if Sandbridge fails to complete a business combination.

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In connection with the closing of our initial public offering, we consummated the sale of 6,600,000 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing of the Business Combination or 12 months from the closing of our initial public offering, which occurred on September 17, 2020, for one share of Sandbridge Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by September 17, 2022, or during any stockholder-approved extension period, then there will be no redemption rights or liquidating distributions with respect to Sandbridge’s warrants, which will expire worthless.

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Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete an initial business combination by September 17, 2022, or during any stockholder-approved extension period. All of the founder shares will be worthless if we do not complete an initial business combination. Our initial stockholders have entered into a letter agreement with us pursuant to which they have agreed to vote any shares owed by them in favor of a proposed initial business combination and to waive their redemption rights in respect to their founder shares and public shares in connection with the completion of our initial business combination and certain amendments to our Current Charter.

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In connection with the Business Combination Agreement, Sandbridge entered into Subscription Agreements with the PIPE Investors, pursuant to which such PIPE Investors have agreed to purchase, at the Closing immediately following the Effective Time, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a purchase price of $10.00 per share.

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Certain of our officers and directors are expected to continue to serve as directors of New Owlet after the Closing. As such, in the future they may receive cash fees, stock options or stock awards that the New Owlet Board determines to pay to its directors.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of Sandbridge’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
The existence of financial and personal interests of the Sandbridge officers or directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the Sandbridge Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
Certain officers and directors of Sandbridge also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours.
Certain officers and directors of Sandbridge also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours. Sandbridge’s officers and directors, directly or indirectly, hold founder shares. The founder shares will not have any value if a business combination is not approved during the period provided in our amended and restated certificate of incorporation. As a result, our officers and directors who hold these founder shares, which were purchased or received by them for significantly less than the amount paid by the public stockholders for each share of Class A common stock in our initial public offering, may have interests that conflict with those of our public stockholders.
Sandbridge’s initial stockholders and its other directors and officers at the time of its initial public offering have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Our initial stockholders and our other directors and officers as of the time of our initial public offering have agreed, pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them in favor of the initial business combination. As of the date of this proxy statement/prospectus, the Sponsor, our other initial stockholders and our other directors and officers and the PIMCO private funds own approximately 27% of our issued and outstanding shares. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our initial stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
Neither the Sandbridge Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the Sandbridge Board nor any committee thereof obtained an opinion from an independent investment bank that is a member of the Financial Industry Regulatory Authority, Inc. or from an independent accounting firm that the price that Sandbridge is paying for Owlet is fair to Sandbridge from a financial point of view. Neither the Sandbridge Board nor any committee thereof obtained a third party valuation in connection with the Business

Combination. In analyzing the Business Combination, the Sandbridge Board and management conducted due diligence on Owlet and researched the industry in which Owlet operates. The Sandbridge Board reviewed, among other things, financial due diligence materials prepared by Sandbridge management and professional advisors, including trading multiples and other valuation metrics for comparable companies, market opportunity diligence conducted by a consulting firm engaged by the Company to review the size and scope of the market for Owlet’s products, certain financial projections of Owlet and the various factors that may cause the company to miss or exceed its projections and the financial terms set forth in the Business Combination Agreement, and concluded that the Business Combination was in the best interest of its stockholders. Accordingly, investors will be relying solely on the judgment of the Sandbridge Board and management in valuing Owlet, and the Sandbridge Board and management may not have properly valued Owlet’s business. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.
Sandbridge’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
Sandbridge’s initial stockholders, directors, officers, advisors or any of their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) increase the likelihood that the Minimum Available Sandbridge Cash Amount is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Sandbridge’s initial stockholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
New Owlet’s securities may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in New Owlet’s securities and subject New Owlet to additional trading restrictions.
Sandbridge intends to apply to have the New Owlet Class A common stock listed on the NYSE after the Closing of the Business Combination. New Owlet will be required to meet the initial listing requirements to be listed, including having a minimum number of public stockholders. New Owlet may not be able to meet those initial listing requirements. Even if New Owlet’s securities are so listed, New Owlet may be unable to maintain the listing of its securities in the future. If New Owlet fails to meet the initial listing requirements and the NYSE does not list its securities and the related closing condition is waived by the parties, New Owlet could face significant material adverse consequences, including:
•	a limited availability of market quotations for its securities;

•	a limited amount of news and analyst coverage for the company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
In addition, even if New Owlet’s securities are listed as of the Closing of the Business Combination, New Owlet may be unable to maintain the listing of its securities in the future.
Sandbridge’s outstanding warrants will become exercisable for New Owlet Class A common stock upon the later of the first anniversary of Sandbridge’s initial public offering and the 30th day following the Business Combination. The exercise of these outstanding warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 11,500,000 outstanding public warrants to purchase 11,500,000 shares of New Owlet common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 17, 2020. In addition, subject to certain contractual restrictions on transfer, there will be 6,600,000 private placement warrants outstanding exercisable for 6,600,000 shares of New Owlet common stock at an exercise price of $11.50 per share. In certain circumstances, the public warrants and private placement warrants may be exercised on a cashless basis. To the extent such warrants are exercised, additional shares of New Owlet common stock will be issued, which will result in dilution to the holders of New Owlet common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Owlet common stock, the impact of which is increased as the value of our stock price increases.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
New Owlet will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last report sales price of New Owlet common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of redemption and provided certain other conditions are met. If and when the warrants become redeemable by New Owlet, New Owlet may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, New Owlet may redeem your warrants after they become exercisable for a number of shares of New Owlet common stock determined based on the redemption date and the fair market value of New Owlet common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, which is the later of the first anniversary of our initial public offering and the 30th day following the Closing of the Business Combination, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New Owlet Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable, which is the later of the first anniversary of our initial public offering and the 30th day following the Closing of the Business Combination, and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of shares of New Owlet common stock in the Transactions. Having a minority share position may reduce the influence that our current stockholders have on the management of New Owlet.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Sandbridge’s public stockholders will hold 23,000,000 shares of New Owlet common stock, or approximately 17.6% of the outstanding Class A common stock representing 17.6% of the voting power following the Business Combination.
There are currently outstanding an aggregate of 18,100,000 warrants to acquire shares of Sandbridge Class A common stock, which comprise 6,600,000 private placement warrants held by Sandbridge’s Sponsor at the time of Sandbridge’s initial public offering and 11,500,000 public warrants. Each of Sandbridge’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 17, 2020, for one share of Sandbridge Class A common stock in accordance with its terms, subject to certain restrictions on transfer. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Sandbridge Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully diluted capital stock would increase by a total of 18,100,000 shares, with approximately $208.15 million paid to us to exercise the warrants.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although Sandbridge has conducted due diligence on Owlet and New Owlet, Sandbridge cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Sandbridge’s or New Owlet’s control will not later arise. As a result, New Owlet may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Owlet reports charges of this nature could contribute to negative market perceptions about New Owlet or its securities. In addition, charges of this nature may cause New Owlet to violate net worth or other covenants to which it may be subject. Accordingly, any Sandbridge stockholders or warrant holders could suffer a reduction in the value of their securities.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Sandbridge’s securities prior to the Closing may decline. The market values of Sandbridge’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Sandbridge stockholders vote on the Business Combination. The number of shares to be issued pursuant to the Business Combination Agreement is based on an estimated Exchange Ratio of 2.050 shares of New Owlet common stock per share of Owlet common stock and will not be adjusted to reflect any changes in the market price of Sandbridge Class A common stock.
In addition, following the release of cash from the Trust Account in connection with the Closing, fluctuations in the price of New Owlet’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a liquid public market for the stock of Owlet and trading in the shares of Sandbridge Class A common stock has not been active. Accordingly, the valuation ascribed to Owlet in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Owlet securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Owlet securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New Owlet’s securities may include:
•	actual or anticipated fluctuations in New Owlet’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Owlet;
•	changes in the market’s expectations about New Owlet’s operating results;
•	success of competitors;
•	operating results failing to meet the expectations of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning New Owlet or the industry in which New Owlet operates in general;
•	operating and stock price performance of other companies that investors deem comparable to New Owlet;
•	ability to market existing, new and next generation products and services on a timely basis;
•	changes in laws and regulations affecting New Owlet’s business or of the regulatory status of New Owlet’s products;
•	commencement of, or involvement in, litigation or regulatory enforcement action involving New Owlet;
•	changes in New Owlet’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of New Owlet Class A common stock available for public sale;
•	any major change in New Owlet’s board or management or to key personnel;
•	sales of substantial amounts of New Owlet Class A common stock by our or New Owlet’s directors, executive officers or significant stockholders or the perception that such sales could occur;
•	any material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Owlet could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Sandbridge may be the target of securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Sandbridge’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the

Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Sandbridge or Owlet or, if the Business Combination is completed but delayed, New Owlet’s business, financial position and results of operations.
Citigroup has a financial interest in Sandbridge completing a business combination that will result in the payment of the deferred underwriting commission to the underwriters of the initial public offering, including Citigroup.
Sandbridge consummated its initial public offering on September 17, 2020. Citigroup acted as a joint book-running manager of the initial public offering and as a representative of the underwriters of the initial public offering. Upon consummation of the Business Combination, the underwriters of the initial public offering are entitled to $8,050,000 of deferred underwriting commission, of which Citigroup is entitled to $3,823,750. The underwriters of the initial public offering have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event Sandbridge does not complete an initial business combination within the Combination Period. Accordingly, if the Business Combination with Owlet, or any other initial business combination, is not consummated within the Combination Period and Sandbridge is therefore required to be liquidated, the underwriters of the initial public offering, including Citigroup, will not receive any of the deferred underwriting commission and such funds will be returned to Sandbridge’s public shareholders upon its liquidation. Citi is also entitled to fee of 1.625% of the gross proceeds upon consummation of the PIPE Investment, as compensation for its role as placement agent for the PIPE Investment. Based on an anticipated PIPE Investment of $130 million, Citigroup’s fee will be $2,112,500.
Citigroup is engaged by Sandbridge as capital markets advisor to Sandbridge. Sandbridge decided to retain Citigroup as Sandbridge’s capital markets advisor based primarily on (i) Citigroup’s extensive knowledge, strong market position and positive reputation in equity capital markets (and particularly with respect to special purpose acquisition company vehicles), (ii) Citigroup’s experienced and capable investment banking team and (iii) Citigroup’s existing relationship with Sandbridge, including Citigroup’s previous role acting as joint book-running manager of Sandbridge’s initial public offering.
In connection with the Business Combination, Citigroup conducted a review of information provided to it by Sandbridge, Sponsor and Owlet, including financial forecasts and estimates in relation to Owlet. Citigroup presented discussion materials to Sandbridge’s Board for the information and assistance of the Sandbridge Board in connection with the Sandbridge Board’s consideration of the Business Combination. Citigroup did not make, and neither its review of the information provided to it by Sandbridge, Sponsor and Owlet nor the discussion with Sandbridge’s Board constituted, a recommendation to the Sandbridge Board with respect to the Business Combination or any other matter. The Sandbridge Board, in recommending the Business Combination and in recommending that shareholders vote in favor of approval of the Business Combination Agreement, considered a number of factors, including the discussion materials presented to them by Citigroup.
In considering approval of the Business Combination, the stockholders of Sandbridge and Owlet should consider the role of Citigroup in light of its financial interests in the Business Combination.
Following the Closing of the Business Combination, Sandbridge will not have any right to make damage claims against Owlet or Owlet’s stockholders for the breach of any representation, warranty or covenant made by Owlet in the Business Combination Agreement.
The Business Combination Agreement provides that the representations, warranties and covenants of the parties contained therein terminate at the Effective Time, except for those covenants that by their terms expressly contemplate performance after the Effective Time as well as the representations and warranties of Owlet and Sandbridge regarding investigation and exclusivity of representations and warranties. Accordingly, no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy may be brought with respect thereto after the Effective Time, except for covenants to be performed in whole or in part after the Effective Time. As a result, Sandbridge will have no remedy available to it if the Business Combination is consummated and it is later revealed that, at the time of the Business Combination, there was a breach of any of the representations, warranties and covenants made by Owlet prior to the Effective Time.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Owlet, some of whom may be from Sandbridge and Owlet, and some of whom may join New Owlet following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Owlet.
Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of Sandbridge’s key personnel may remain with New Owlet in advisory positions following the Business Combination, we expect Owlet’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.
New Owlet’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Owlet’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. Accordingly, such pro forma financial information may not be indicative of New Owlet’s future operating or financial performance and New Owlet’s actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited transaction accounting adjustments presented in this proxy statement/prospectus. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Owlet following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
There can be no assurance that the New Owlet Class A common stock issued in connection with the Business Combination will be approved for listing on the NYSE, or that we will be able to comply with the continued listing standards of the NYSE.
New Owlet Class A common stock and warrants are expected to be listed on the NYSE following the Business Combination. New Owlet’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, the NYSE delists New Owlet Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
•	a limited availability of market quotations for our securities;
•
a determination that New Owlet Class A common stock is a “penny stock,” which will require brokers trading in New Owlet Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Owlet common stock;

•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price in our initial public offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete the Business Combination within the prescribed time frame, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations to us and believe that the Sponsor’s only assets are securities of Sandbridge and, therefore, the Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per public share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation would be reduced.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Sandbridge Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing members of the Sandbridge Board and us to claims of punitive damages.
The Current Charter states that we must complete our initial business combination by September 17, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, the Sandbridge Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares. Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the 24th month from the closing of our initial public offering in the event we do not complete our initial business combination and, therefore, we do not intend to comply with those procedures.
Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution.
We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Sandbridge Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to the Transfer Agent by 5:00 p.m., New York City time, on June 25, 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The ability of Sandbridge stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $140 million of aggregate cash proceeds available for release to Sandbridge from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to any redemptions of public shares, if any, and Sandbridge Transaction Expenses). The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
If you or a “group” of stockholders of which you are a part are deemed to hold in excess of 15% of the Sandbridge Class A common stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of Sandbridge Class A common stock.
A public stockholder, together with any of his, her or its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Sandbridge Class A common stock, or the “Excess Shares,” without Sandbridge’s prior consent. However, the stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination will not be restricted. Your inability to redeem the Excess Shares will reduce your influence over Sandbridge’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Sandbridge if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if Sandbridge consummates the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% of the Class A common stock and, in order to dispose of such Excess Shares, would be required to sell your stock in open market transactions, potentially at a loss.

Sandbridge may complete the Business Combination even if a substantial majority of Sandbridge’s stockholders do not agree.
Sandbridge may be able to complete the Business Combination even though a substantial majority of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or any of their affiliates. Sandbridge will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. In the event the aggregate cash consideration we would be required to pay for all shares of Sandbridge common stock that are validly submitted for redemption plus any amount required to satisfy the Minimum Available Sandbridge Cash Amount pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is subject to risks, including the risk that approval of the Business Combination by Sandbridge stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement – Conditions to Closing”), or that other Closing conditions are not satisfied. If Sandbridge does not complete the Business Combination, Sandbridge could be subject to several risks, including:
•	the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;
•
negative reactions from the financial markets, including declines in the price of Sandbridge Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•	the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.
The exercise of Sandbridge’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Sandbridge’s stockholders’ best interest.
In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Sandbridge to agree to amend the Business Combination Agreement, to consent to certain actions taken by Owlet or to waive rights that Sandbridge is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Owlet’s business, a request by Owlet to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would entitle Sandbridge to terminate the Business Combination Agreement. In any of such circumstances, it would be at Sandbridge’s discretion, acting through the Sandbridge Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is best for Sandbridge and its stockholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. For example, members of the Sandbridge Board hold founders shares, which were transferred to them by our Sponsor in August 2020 and which our Sponsor purchased for approximately $0.004 per share prior to our initial public offering. As of the date of this proxy statement/prospectus, Sandbridge does not believe there will be any changes or waivers that Sandbridge’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval,

Sandbridge will circulate a new or amended proxy statement/prospectus and resolicit Sandbridge’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Sandbridge may waive one or more of the conditions to the consummation of the Transactions without stockholder approval.
Sandbridge may determine to waive, in whole or in part, one or more of the conditions to its obligation to consummate the Transactions, to the extent permitted by applicable law. If Sandbridge waives the satisfaction of a material condition to the consummation of the Transactions, Sandbridge will evaluate the appropriate facts and circumstances at that time and re-solicit stockholder approvals of the Business Combination Proposal if required to do so by applicable law or the rules of the NYSE. In some cases, if the Sandbridge Board determines that such waiver or its effect on Sandbridge’s stockholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or the rules of the NYSE, the consequence of such waiver would be that Sandbridge would complete the Transactions without seeking further stockholder approval.
For example, it is a condition to Sandbridge’s obligations to close the Business Combination that Owlet will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Owlet under the Business Combination Agreement. However, if the Sandbridge Board determines that a given breach by Owlet of this obligation does not rise to the level of materiality that would require re-solicitation of proxies, then the Sandbridge Board may elect to waive that condition and close the Business Combination. Any determination to waive any condition to its obligations to consummate the Transactions or as to re-soliciting Sandbridge stockholder approval or amending the proxy statement/prospectus as a result of a waiver will be made by the Sandbridge Board at the time of such waiver based on the facts and circumstances as they exist at that time.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
Sandbridge
Sandbridge is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. For more information regarding Sandbridge, see “Other Information Related to Sandbridge.”
Merger Sub
Merger Sub is a wholly-owned subsidiary of Sandbridge formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on February 10, 2021. Merger Sub owns no material assets and does not operate any business.
Owlet
Owlet Baby Care Inc. designs and sells products and services based on a commitment to empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten. Owlet’s ecosystem of connected smart products, including its flagship Owlet Smart Sock, is helping to transform modern parenting by bringing simplified child monitoring solutions in-home so parents can rest easier. For more information regarding Owlet, see “Information Related to Owlet.”

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to Sandbridge stockholders as part of a solicitation of proxies by the Sandbridge Board for use at the Special Meeting to be convened on June 29, 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Sandbridge stockholders on or about          , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Owlet in connection with the issuance by New Owlet of New Owlet common stock to be delivered to Owlet’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be held at 10:00 a.m., New York City time, on June 29, 2021. Stockholders may attend, vote and examine the list of Sandbridge stockholders entitled to vote at the Special Meeting by visiting www.virtualshareholdermeeting.com/SBG2021SM and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the ongoing COVID-19 pandemic, the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. Sandbridge stockholders are encouraged to access the Special Meeting prior to the start time. If you encounter any difficulties accessing the Special Meeting or during the meeting time, please call the technical support number that will be posted on the Special Meeting login page.
Proposals
At the Special Meeting, Sandbridge stockholders will vote upon:
•	the Business Combination Proposal;
•	the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals;
•	the NYSE Proposal;
•	the Incentive Award Plan Proposal;
•	the ESPP Proposal; and
•	the Adjournment Proposal.
SANDBRIDGE’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE SANDBRIDGE STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
Sandbridge has fixed the close of business on June 1, 2021 as the “record date” for determining which Sandbridge stockholders are entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on June 1, 2021, the record date for the Special Meeting, there are 28,750,000 shares of Sandbridge common stock outstanding and entitled to vote. Each share of Sandbridge common stock is entitled to one vote per share at the Special Meeting, of which 23,000,000 are shares of Sandbridge Class A common stock and 5,750,000 are shares of Sandbridge Class B common stock held by our Sponsor and the other initial stockholders.
Quorum
A quorum of Sandbridge stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding Sandbridge common stock representing a majority of the voting power of all outstanding shares of capital stock of Sandbridge entitled to vote at the Special Meeting are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Vote Required and Sandbridge Board Recommendation
The Business Combination Proposal
Sandbridge stockholders are being asked to consider and vote on a proposal to approve the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The Business Combination cannot be completed unless the Business Combination Proposal is approved. Stockholders of Sandbridge Class A common stock and stockholders of Sandbridge Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except with respect to the Charter Amendment Proposal and as required by law. The failure to vote, and broker non-votes have no effect on the outcome of the proposal. Abstentions will be treated as votes against this proposal.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Amendment Proposal
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Sandbridge Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Sandbridge common stock entitled to vote thereon, voting together as a single class.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.
The Advisory Charter Amendment Proposals
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The NYSE Proposal
Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE NYSE PROPOSAL.
The Incentive Award Plan Proposal
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.

SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE AWARD PLAN PROPOSAL.
The ESPP Proposal
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.
The Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, Sandbridge stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Sandbridge stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Sandbridge reasonably determines that it is advisable or necessary to do so in order to obtain Sandbridge stockholder approval of the Business Combination Agreement and approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
SANDBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Sandbridge stockholders may vote electronically at the Special Meeting by visiting www.virtualshareholdermeeting.com/SBG2021SM or by proxy. To participate in the Special Meeting, you will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. The Special Meeting webcast will begin promptly at 10:00 a.m., New York City time. Sandbridge stockholders are encouraged to access the Special Meeting prior to the start time. Online check-in will begin at 9:45 a.m., New York City time, and Sandbridge stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page. Sandbridge recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your shares of Sandbridge common stock are owned directly in your name with the Transfer Agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a Sandbridge stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. In addition, you may also submit your proxy before the Special Meeting by visiting http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. New York City time on June 28, 2021 (have your proxy card in hand when you visit the website) or by calling toll-free (within the U.S. or Canada) 1-800-690-6903 until 11:59 p.m. New York City time on June 28, 2021 (have your proxy card in hand when you call). The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
•	by submitting a properly executed proxy card or voting instruction form by mail, by Internet or by phone; or
•	electronically at the Special Meeting.
Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your shares of Sandbridge common stock are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Sandbridge common stock, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Sandbridge common stock held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.
Revoking Your Proxy
If you are a Sandbridge stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
•	timely delivering a written revocation letter to the Corporate Secretary of Sandbridge;
•	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or
•
attending the Special Meeting and voting electronically by visiting the website established for that purpose at www.virtualshareholdermeeting.com/SBG2021SM and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Sandbridge stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Stock Ownership and Voting by Sandbridge’s Officers and Directors
As of June 1, 2021, the record date for the Special Meeting, the Sandbridge directors and officers and their affiliates have the right to vote approximately 7,730,000 shares of Sandbridge common stock, representing approximately 27% of the shares of Sandbridge common stock then outstanding and entitled to vote at the meeting. Sandbridge’s initial stockholders (consisting of the Sponsor, Domenico De Sole, Ramez Toubassy, and Michael Goss) and our other directors and officers at the time of our initial public offering have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal, in accordance with the recommendation of the Sandbridge Board.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Sandbridge’s initial stockholders will not have redemption rights with respect to any shares of Sandbridge common stock owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to 5:00 p.m., New York City time, on June 25, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that Sandbridge redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through the DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must directly notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Sandbridge’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Sandbridge instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Sandbridge will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on March 31, 2021 was $230.0 million, or approximately $10 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of shares of Sandbridge Class A common stock as they may receive higher proceeds from the sale of their Sandbridge Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Sandbridge cannot assure its stockholders that they will be able to sell their Sandbridge Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your shares of Sandbridge common stock (either physically or electronically) to the Transfer Agent, in each case prior to 5:00 p.m., New York City time, on June 25, 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Owlet will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither Sandbridge stockholders nor Sandbridge warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Sandbridge or its securities, the initial stockholders, Owlet and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Sandbridge’s initial stockholders for nominal value.
Costs of Solicitation
Sandbridge will bear the cost of soliciting proxies from Sandbridge stockholders.
Sandbridge will solicit proxies by mail. In addition, the directors, officers and employees of Sandbridge may solicit proxies from Sandbridge stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Sandbridge will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries representing beneficial owners of shares of Sandbridge common stock for their expenses in forwarding proxy solicitation materials to the beneficial owners of shares of Sandbridge common stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
Sandbridge has engaged a professional proxy solicitation firm, Okapi, to assist in soliciting proxies for the Special Meeting. Sandbridge has agreed to pay Okapi a fee for such services, which it expects will be approximately $20,000. In addition, Sandbridge will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses.
Other Business
Sandbridge is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Sandbridge Board may recommend.
Attendance
Only Sandbridge stockholders on the record date or persons holding a written proxy for any stockholder or account of Sandbridge as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only at www.virtualshareholdermeeting.com/SBG2021SM. You will not be able to attend the Special Meeting physically. To participate in the Special Meeting, you will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. The Special Meeting webcast will begin promptly at 10:00 a.m., New York City time. Sandbridge stockholders are encouraged to access the Special Meeting prior to the start time. Online check-in will begin at 9:45 a.m., New York City time, and Sandbridge stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Okapi, the proxy solicitation agent for Sandbridge, by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

THE BUSINESS COMBINATION PROPOSAL
The Sandbridge stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Sandbridge stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Sandbridge may consummate the Business Combination only if all of the Required Transaction Proposals are approved by the Sandbridge stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Owlet, with Owlet surviving the Merger. Upon consummation of the foregoing transactions, Owlet will be the wholly-owned subsidiary of Sandbridge, which will be known as Owlet, Inc. and referred to herein as New Owlet. In addition, New Owlet will amend and restate the Current Charter to be the Proposed Charter, as described in the section of this proxy statement/prospectus titled “Description of New Owlet Securities.”
Consideration to the Owlet Stockholders
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Option and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; (iii) subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration; and (iv) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
The PIPE Financing
In connection with the execution of the Business Combination Agreement, Sandbridge entered into Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Sandbridge agreed to issue and sell in private placements an aggregate of 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing.
Background of the Business Combination
The terms of the Business Combination are the result of negotiations between the representatives of Sandbridge and Owlet. The following is a brief description of the background of these negotiations and the resulting Business Combination.
Sandbridge is a blank check company incorporated in Delaware on June 23, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our intention was to utilize our management team’s global network of relationships with brand operators and owners to identify and execute an initial business combination.
On June 26, 2020, prior to the consummation of our initial public offering, our Sponsor purchased 5,750,000 founder shares of our Class B common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. In August 2020, our Sponsor transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy, and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss, for a total of 135,000 founder shares.
On September 17, 2020, we consummated our initial public offering of 23,000,000 units, with each unit consisting of one share of Class A common stock and one-half (1/2) of one warrant. The units were sold at an offering price of $10.00 per unit, generating total gross proceeds of $230,000,000. In connection with the consummation of our initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, we consummated private sales of an aggregate of 6,600,000 private placement warrants to our Sponsor, each exercisable to purchase one share of Sandbridge Class A common stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant, generating gross proceeds of approximately $6,600,000.
Prior to the consummation of our initial public offering, neither Sandbridge nor anyone on its behalf engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Sandbridge.
After our initial public offering, our directors and officers, at the direction of the board of directors, commenced an active search for prospective businesses or assets to acquire in our initial business combination.
In evaluating potential businesses and assets to acquire, Sandbridge, together with its advisory partner Citigroup, generally surveyed the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the M&A marketplace. In the prospectus for our initial public offering, we identified general criteria and guidelines we believed would be important in evaluating a prospective target, including, businesses that we believe (i) have a thematically aligned modern business model, (ii) are a beneficiary of accelerated digital and omni-channel transformation, (iii) have an importantly differentiated offering, (iv) have a strong enduring brand positioned for growth, (v) have a solid leadership team that can benefit from our team’s knowledge of the consumer sector and proven track record of operational expertise, and (vi) offer an attractive risk/reward return opportunity for our stockholders.
Representatives of Sandbridge were contacted by, and representatives of Sandbridge contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Sandbridge was contacted by a variety of sources, including over 10 investment banks in addition to direct contacts with founders of businesses focused on consumer end-markets, tech-enabled consumer platforms, luxury brands, and direct-to-consumer platforms, among many others.
Sandbridge considered businesses that it believed demonstrated both current robust financial performance as well as the opportunity for significant long-term growth with a distinct competitive advantage within a large addressable market. In the process that led to identifying Owlet as an attractive investment opportunity, Sandbridge’s management team reviewed over 250 potential target businesses, evaluated over 50 potential business combination targets, and made contact with representatives of over 20 such potential combination targets to discuss the potential for a business combination transaction. Sandbridge entered into eight nondisclosure agreements and, for those potential business combination targets, Sandbridge performed financial and industry due diligence and held meetings with the management teams as the potential targets. Sandbridge delivered initial drafts of letters of intent to four companies, including Owlet. Sandbridge ultimately determined to not proceed with its other potential acquisition opportunities because Sandbridge concluded either that the target business or the terms of a potential business combination would not be suitable for Sandbridge.
The following is a brief description of the background of the negotiations between Sandbridge and Owlet and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.
On October 20, 2020, a teleconference was held between Ken Suslow, Sandbridge’s Chief Executive Officer and Lior Susan, a director of Owlet and founding partner of Eclipse, which manages an investment fund that is an investor in Owlet, to discuss the prospect of a business combination with Sandbridge. During the meeting, Mr. Susan provided Sandbridge non-confidential information regarding Owlet’s business and operations.
After the meeting on October 20, 2020, Sandbridge and Owlet exchanged multiple emails during which they discussed the next steps toward a potential transaction and the ability for Sandbridge to begin a preliminary diligence review of confidential Owlet materials.

On October 25, 2020, Sandbridge and Owlet executed a Mutual Nondisclosure Agreement.
On October 27, 2020, Mr. Suslow and Mr. Susan met in person, with Richard Henry, Sandbridge’s Chief Financial Officer, Domenico De Sole, an independent director of Sandbridge, and Michael Abbott, Owlet’s President, joining virtually. Mr. Abbott shared an overview of Owlet and its performance, and the parties discussed initial diligence questions. During the meeting, Sandbridge highlighted the benefit of partnering with a global consumer platform like Sandbridge to provide access to its global network to strengthen Owlet’s brand capabilities and growth potential. Owlet and Sandbridge discussed the benefits of combining Owlet’s technology innovation with Sandbridge’s global brand expertise, and how this partnership provided a strategically more compelling long-term proposition for Owlet as compared to a typical initial public offering.
On October 27, 2020, after the meeting, Sandbridge and Owlet exchanged multiple emails discussing next steps and decided that the next step would be for Sandbridge to submit a letter of intent (“LOI”) so that the Owlet board could consider a business combination with Sandbridge, and that the Company would provide Sandbridge with more detailed due diligence.
On October 28, 2020, Sandbridge submitted a draft, non-binding letter of intent to the Owlet team. This initial draft of the LOI included that the initial enterprise valuation with respect to the Owlet business was $1.21 billion (assuming approximately $210 million of net proceeds from Sandbridge’s trust account), consistent with Sandbridge management’s evaluation of the business. The LOI stated that all terms were subject to ongoing due diligence by the parties and contemplated proposed lock-up terms, corporate governance terms and transaction consideration.
On October 29, 2020, the Sandbridge Board considered its top business combination targets, including Owlet, at its quarterly board meeting. After discussion, the Board was supportive of pursuit of the Owlet opportunity and believed that Owlet demonstrated a combination of high growth and profitability potential within a large addressable market that made Owlet a strong potential target and warranted further discussions and dialogue. On the same day, Mr. Suslow and Mr. Susan held a teleconference to negotiate various terms of the LOI and to discuss the company valuation and market positioning strategy. Sandbridge provided an illustrative valuation model to Owlet.
On October 31, 2020, Mr. Susan contacted Mr. Suslow to discuss the additional value that Sandbridge believed it and its team could bring to the transaction in the international space. Owlet indicated that it would provide Sandbridge with a counterproposal to the proposal set forth in the Sandbridge LOI.
On November 1, 2020, the Owlet team provided Mr. Suslow and Mr. Henry with a proposed revised LOI. Among the topics proposed to be changed from the Sandbridge proposal were the minimum cash closing condition, the lock-up terms and the terms of exclusivity. The term sheet also included provisions for a portion of the founder shares held by the Sponsor to be subject to an earn-out.
From November 1, 2020 through November 3, 2020, representatives of Sandbridge and representatives of Owlet traded multiple revised drafts of the LOI and negotiated several points, including (i) consideration holdbacks and indemnity for breaches of representations, warranties, and covenants, (ii) the amount of the minimum cash closing condition, (iii) the inclusion of a sponsor earn-out to better align shareholder interests, (iv) the lock-up for both the Sponsor and the existing Owlet stockholders to further align shareholder interests, and (v) the length of the exclusivity period and carve-outs to the exclusivity provisions.
Sandbridge and Owlet entered into a LOI on November 3, 2020. The LOI provided for an estimated fully diluted pro forma equity valuation of Owlet of $1.288 billion (determined by taking into account (i) approximately 78% of the transaction value as rollover equity, (ii) cash and cash equivalents held by Owlet, and (iii) pro forma cash and cash equivalents to the combined company in connection with the proposed transaction, including the application of up to $210 million of expected net proceeds from Sandbridge’s trust account). The LOI provided for a minimum cash closing condition of $140 million, performance-based vesting of one-half of the founder shares held by the Sponsor, with 25% of the Sponsor’s founder shares vesting upon achievement of a $12.50 stock price threshold and 25% of such shares vesting upon achievement of a $15.00 stock price threshold and an 18-month lockup of shares issued to Owlet stockholders as well as founder shares held by the Sponsor. The LOI also included exclusivity restrictions on Sandbridge and Owlet, prohibiting them from soliciting, initiating, knowingly encouraging or entering into any agreement with third parties in connection with an alternative transaction or business combination during the exclusivity period.

On November 7, 2020, Owlet granted data room access to Sandbridge; Ropes & Gray LLP (“Ropes”), counsel to Sandbridge; Citigroup Global Markets Inc. (“Citigroup”), capital markets advisor to Sandbridge; and KPMG LLP (“KPMG”), which had been engaged by Sandbridge to perform financial and tax due diligence review of Owlet and its business operations.
On November 12, 2020, a management meeting was held via teleconference, where members of management from Sandbridge and Owlet, and representatives of Ropes and Latham & Watkins LLP (“Latham”), counsel to Owlet attended. During this meeting, the members of Owlet’s management team presented an investor presentation regarding Owlet and its business operations, including financial information, historic and projected revenues and profits, views on competitive positioning, market opportunity, product roadmap, and background on the Owlet management team, together with a general overview of the emerging telehealth opportunity. In addition, members of Owlet’s management team responded to questions from Sandbridge.
Throughout November 2020 and December 2020, representatives from Sandbridge and its advisors at Citigroup, KPMG and Ropes continued to review documents provided in a virtual data room opened by Owlet. In addition, during this period, Ropes sent multiple due diligence request lists to Latham and Owlet.
On November 25, 2020, Ropes provided an initial draft of the Business Combination Agreement to Latham.
Latham provided a revised draft of the Business Combination Agreement to Ropes on December 8, 2020, along with initial drafts of the post-closing organizational documents, the Registration Rights Agreement and the Sponsor Letter Agreement. Throughout the remainder of December 2020, January 2021 and until February 15, 2021, Ropes and Latham exchanged a series of drafts of these and other documents governing the terms and conditions of the proposed business combination and held a series of telephone and video conferences to negotiate the terms of the proposed business combination.
On December 21, 2020, the Sandbridge Board met with Citigroup to discuss the proposed business combination with Owlet. The Board discussed and considered a variety of topics relating to Owlet, including market analysis, valuation and transaction terms.
In late December, Owlet and Sandbridge began to discuss with BofA Securities, Inc. (“BofA”) and Citigroup a proposed $75 million private placement (“PIPE”) to support incremental growth initiatives identified in the diligence process. Representatives of Sandbridge and the Company held several discussions regarding the size of the PIPE, the timing for the process of marketing the PIPE and which investors to approach. The amount of $75 million was initially selected as an appropriate size for the PIPE, to balance maximizing growth opportunities while minimizing dilution given the Company’s capital efficiency.
On December 30, 2020, Mr. Suslow met with Mr. Susan to discuss the potential transaction, including valuation, the financial model, the PIPE process, management, process and timing.
On January 5, 2021, Ropes provided Latham with an initial draft of the PIPE Subscription Agreement, and Latham provided a revised draft on January 10, 2021. Paul Hastings LLP, counsel to Citigroup and BofA (“Paul Hastings”), provided comments to the Subscription Agreement on January 16, 2021. The parties agreed on the form of the Subscription Agreement on January 19, 2021, and on January 29, 2021, the form of Subscription Agreement was made available for review by potential PIPE Investors.
Throughout early January 2021, Sandbridge and Company representatives held several discussions regarding the revised forecast model, which was finalized for PIPE meetings on January 23, 2021.
On January 17, 2021, Sandbridge entered into a letter agreement with BofA and Citigroup, engaging them as placement agents for the PIPE.
On January 19, 2021, the Board convened to discuss the Owlet progress, including key diligence findings, timing and the PIPE process. The Board unanimously approved continuing to proceed with the PIPE process and the proposed business combination.
Beginning on January 22, 2021, representatives of Citigroup and BofA, on behalf of Sandbridge, began contacting a number of potential PIPE Investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary “wall-cross” confidentiality and non-use acknowledgements, to discuss Owlet, the proposed business combination and the potential PIPE Investment, and to determine such investors’ potential interest in participating in the PIPE Investment.

From January 25, 2021 and until February 10, 2021, representatives of Sandbridge, Owlet, Citigroup and BofA participated in various virtual meetings with prospective participants in the PIPE Investment. During this period of time, Sandbridge and Owlet, together with BofA and Citigroup, collected indications of interest from PIPE investors, and Ropes and Latham negotiated the form of the Subscription Agreement with prospective PIPE Investors. On February 10, 2021, Mr. Suslow and Mr. Susan met with representatives from Citigroup and BofA to discuss considerations for increasing the size of the PIPE based on strong investor demand. On February 11, 2021, Mr. Suslow and Mr. Susan met and agreed it was in the company’s best interest to increase the size of the PIPE to $130 million in light of the numerous opportunities for the company to deploy the incremental capital into growth initiatives. On February 15, 2020, the PIPE investors executed Subscription Agreements, subject to the execution of the business combination agreement. See “Proposal No. 1—The Business Combination Proposal—Related Agreements—Subscription Agreements” for additional information.
On February 12, 2021, the Sandbridge Board convened to consider the proposed transaction. After discussion, the Sandbridge independent directors and entire Board each unanimously resolved to approve the proposed business combination with Owlet and the PIPE on the terms and conditions set forth in the PIPE Subscription Agreements and the Business Combination Agreement. The Sandbridge Board determined that the Business Combination Agreement, the Business Combination and the transactions contemplated thereby, were advisable, fair to, and in the best interests of Sandbridge and its stockholders.
On February 15, 2021, the parties entered into the definitive Business Combination Agreement and Sandbridge entered into the Subscription Agreements for the PIPE Financing. On February 16, 2021, Sandbridge and Owlet issued a press release announcing the Business Combination.
Sandbridge Board’s Reasons for Approval of the Business Combination
Sandbridge was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Sandbridge Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Sandbridge Board and management to identify, acquire and operate one or more businesses. The members of the Sandbridge Board and management have significant transactional experience, particularly in the consumer sector.
In approving the combination, the Sandbridge Board decided not to obtain a fairness opinion. The officers and directors of Sandbridge have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Business Combination.
The Sandbridge Board considered a number of reasons pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following: Owlet’s strategic focus on building out its tech-enabled connected nursery ecosystem, its technology and data-driven competitive moat, its proprietary and highly differentiated suite of products and services, strong consumer trust and brand strength, its strong organic growth and financial performance, the experience of the management team, the prudent financial management of the business, and more generally the market opportunity across the digital health, consumer tech and high growth consumer markets. Importantly, the Sandbridge Board understood the significant partnership benefit from combining Sandbridge management’s brand experience with Owlet’s wellness capabilities. More specifically, the Sandbridge Board took into consideration the following reasons or made the following determinations, as applicable:
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Owlet satisfies a number of acquisition criteria that Sandbridge had established to evaluate prospective business combination targets. The Sandbridge Board determined that Owlet satisfies a number of the criteria and guidelines that Sandbridge established at its initial public offering, including its thematically aligned modern business model, its future differentiated product offerings and technology, its organic growth potential, its experienced management team, and the potential to benefit from Sandbridge’s knowledge of the consumer sector and industry experience.

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Reasonableness of Aggregate Consideration. Following a review of the financial data provided to Sandbridge, including Owlet’s historical financial statements and certain unaudited prospective financial information, as well as Sandbridge’s due diligence review of the Owlet business, the Sandbridge Board considered the aggregate consideration to be paid and determined that the aggregate consideration was reasonable in light of such data and financial information.
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Business and Financial Condition and Prospects. After conducting due diligence, the Sandbridge Board and Sandbridge management had knowledge of, and were familiar with, Owlet’s business, financial condition, results of operations and future growth prospects. The Sandbridge Board considered the results of the due diligence review of Owlet’s business, including its plan for a comprehensive ecosystem of offerings related to baby care, its ability to enhance, extend and expand its platform, the strength of the Owlet brand and total addressable market for its products, as well as the legal due diligence performed by Ropes & Gray LLP, the findings from the financial and tax due diligence performed by KPMG LLP and the financial due diligence and valuation analysis conducted by Sandbridge’s management in collaboration with its advisors.

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Post-Combination Board of Directors. The Sandbridge Board considered the fact that the board of directors of New Owlet would be an independent board of directors (rather than one controlled by the former stockholders of Owlet).

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Experienced, Proven and Committed Management Team. The Sandbridge Board considered the fact that New Owlet will be led by the senior management team of Owlet, which has a proven track record of operational excellence, financial performance, growth and ongoing capabilities for innovation. The Sandbridge Board also believed that the willingness of Owlet’s management team to both roll over their equity stake, as well as to agree to prohibitions on the transfer of those shares for 18 months following the consummation of the Transactions (subject to early release as to certain shares upon achievement of share price performance thresholds), reflected management’s belief in and commitment to Owlet’s continued growth following the consummation of the Transactions. For additional information, see “Management of Owlet Following the Business Combination.”

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Other Alternatives. Sandbridge raised $230.0 million in September 2020 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 1—The Business Combination Proposal—Background of the Transactions”, Sandbridge has evaluated a number of businesses but has been most impressed by the Owlet business. The Sandbridge Board believed that, among available alternatives and based upon the Transaction’s terms and the financial analysis, that the Transactions create the best available opportunity to maximize value for Sandbridge stockholders.

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Terms of the Business Combination Agreement and the Related Agreements. The Sandbridge Board considered the key terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the business combination, each party’s representations, warranties and covenants, the conditions to each party’s obligation and the termination provisions as well as the strong commitment by both Owlet and Sandbridge to complete the Transactions.

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Independent Director Role. The Sandbridge Board is comprised of a majority of independent directors who are not affiliated with the Sponsor or its affiliates. In connection with the Transaction, Sandbridge’s independent directors, Domenico De Sole, Ramez Toubassy and Mike Goss, considered the proposed terms of the Transactions and offered guidance to members of Sandbridge’s management team as they negotiated the terms of the Transactions on Sandbridge’s behalf. Each of Sandbridge’s independent directors approved Sandbridge’s entry into the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Transactions. Ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction.

The Sandbridge Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects they could have on the combined company’s financial performance.
•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
•	Growth Initiatives May Not Be Achieved. The risk that the growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.
•	No Third-Party Valuation. The risk that Sandbridge did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.
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Exclusivity The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Sandbridge from soliciting other business combination proposals, which restricts Sandbridge’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

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Liquidation. The risks and costs to Sandbridge if the business combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Sandbridge being unable to effect a business combination within the completion window and force Sandbridge to liquidate.

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Stockholder Vote and Redemptions. The risk that Sandbridge’s stockholders may not support the proposed Business Combination and may not approve the proposals at the special meeting; and additionally, the risk that Sandbridge's stockholders may exercise their redemption rights in connection with the transaction.

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Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Sandbridge’s control, such as (i) the approval by our stockholders of the Required Transaction Proposals being obtained; (ii) the approval of the Business Combination Agreement and related transactions by Owlet stockholders; (iii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iv) Sandbridge having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (v) satisfaction of the Minimum Available Sandbridge Cash Amount; (vi) the truth and correctness of Owlet’s representations made in the Business Combination Agreement; (vii) Owlet’s compliance with the covenants in the Business Combination Agreement; (viii) the absence of a Company material Adverse Effect; (ix) the delivery by Owlet of certificates, the Registration Rights Agreement and the Stockholders Agreement; (x) immediately following the Effective Time, Sandbridge having satisfied any applicable continuing listing requirements of the NYSE; (xi) this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this proxy statement/prospectus being issued by the SEC and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; and (xii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination being in effect.

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Sandbridge Stockholders Not Holding a Majority Position in Owlet The fact that Sandbridge stockholders will not hold a majority position in Owlet following the Business Combination, which may reduce the influence that Sandbridge’s current stockholders have on the management of Sandbridge.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•	Other Risks. Various other risks associated with the business of Owlet, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.
In addition to the reasons described above, the Sandbridge Board also considered that certain of the officers and directors of Sandbridge may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Sandbridge’s stockholders. Sandbridge’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Sandbridge Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The Sandbridge Board concluded that the potential benefits that it expects Sandbridge and its stockholders to achieve as a result of the Business Combination outweighs the potentially negative reasons associated with the Business Combination. Accordingly, the Sandbridge Board determined that the Business Combination Agreement, the Business Combination and the transactions contemplated thereby, were advisable, fair to, and in the best interests of, Sandbridge and its stockholders.
Certain Projected Financial Information of Owlet
Owlet does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Owlet has prepared and provided to Sandbridge’s Board the prospective financial information set forth below (the “Projections”) in connection with its consideration of the potential business combination.
The Projections were developed by Owlet’s management team, with consideration given to the following material estimates and hypothetical assumptions:
•	Owlet’s planned expansion of its current product portfolio;
•	Owlet’s ability to obtain marketing authorization by the FDA or other regulatory authorities for products that require such authorization or clearance;
•	successful development of additional hardware and software products and healthcare products that leverage Owlet’s connected nursery ecosystem and increase potential customer lifetime value;
•	Owlet’s plans to increase its international sales, especially in continental Europe, Asia and Latin America;
•	an assumed growth in retailer penetration, including increasing from 3,500 retail locations to 5,000 retail locations by the end of 2022;
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an assumed continued increase in gross margins driven by expected improvements in cost structure, a shift in product mix more heavily weighted towards software and telehealth offerings, and the deployment of a direct-to-consumer distribution strategy internationally; and

•	expected hiring plans across the company and expected operating expenses, including increases in costs due to becoming a public company.
The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared by Owlet. Information provided by Owlet does not constitute any representation, estimate or projection of any other party. The Projections included in this document have been prepared by, and are the responsibility of, Owlet’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Owlet’s previously issued financial statements. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared, which was February 10, 2021. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to Sandbridge. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Sandbridge, Sandbridge’s Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Sandbridge stockholder regarding the information included in these Projections. The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The Projections should not be viewed as public guidance.
(dollars in millions)	Revenues	Gross Margin	EBITDA Margin
2020	$75.2	47.5%	(11.3)%
2021	$107.2	53.7%	(24.5)%
2022	$174.7	54.7%	(15.2)%
2023	$316.4	55.4%	(4.1)%
2024	$581.4	56.3%	9.5%
2025	$1,064.5	56.3%	15.8%
While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Owlet, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
The future financial results of Owlet may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict. The Projections are not included in this proxy statement/prospectus in order to induce any Owlet stockholders to vote in favor of any of the proposals at the special meeting.
We encourage you to review the financial statements of Owlet included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Owlet”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
Neither Sandbridge nor Owlet or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal – Sandbridge’s Board of Directors Reasons for the Approval of the Business Combination,” the Sandbridge Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its initial public offering with respect to Sandbridge’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the net assets held in the Trust Account (net of amounts disbursed to management for taxes payable and excluding the amount of any deferred underwriting commissions) at the time of execution of the Business Combination Agreement.
As of the date of the execution of the Business Combination Agreement, the balance of the funds in the trust account was approximately $230 million and 80% thereof represents approximately $184 million. The Sandbridge Board determined that Owlet’s enterprise value was $1,074 million (comprised of an equity value of $1,389 million and net cash of $315), thus satisfying the 80% test.
In reaching this determination, the Sandbridge Board concluded that it was appropriate to base such valuation in part on qualitative factors such as competitive positioning, product pipeline and addressable market opportunity, as well as quantitative factors such as Owlet’s historical growth rate and its potential for future growth in sales volume and revenue. In evaluating such qualitative and quantitative factors, such as competitive positioning, the Sandbridge Board relied on input from Sandbridge management based on due diligence regarding Owlet’s results and prospects, third-party market data and reports that it deemed instructive in evaluating such factors and its own analyses based on the significant experience of the members of the Sandbridge Board in valuing consumer brand companies.
The Sandbridge Board believes that the financial skills and background of its members and of management qualify the Sandbridge Board to conclude that the acquisition of Owlet met the 80% requirement.
Interests of Sandbridge’s Directors and Officers in the Business Combination
In considering the recommendation of the Sandbridge Board in favor of approval of the Business Combination Proposal, it should be noted that Sandbridge’s initial stockholders, including its directors and officers, have interests in the Business Combination that are different from, or in addition to, those of Sandbridge stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If we are unable to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by September 17, 2022, or during any stockholder-approved extension period. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000 and, in August 2020, transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss. Upon the Closing, such founder shares will remain outstanding, subject to certain restrictions on transfer.

•
In connection with the closing of our initial public offering, we consummated the sale of 6,600,000 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing on the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 17, 2020, for one share of Sandbridge Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by September 17, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $11.8 million based upon the closing price of $1.79 per public warrant on the NYSE on February 12, 2021. Upon the Closing, the private placement warrants will become 6,600,000 warrants to purchase shares of New Owlet common stock at an exercise price of $11.50 per share, subject to certain restrictions on transfer.

•
Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete an initial business combination by September 17, 2022, or during any stockholder-approved extension period, including their initial investment in the founder shares and their at-risk capital, for which the Sponsor received 6,600,000 private placement warrants at a price of $1.00 per warrant. Our initial stockholders, officers and directors own an aggregate of 5,750,000 founder shares, which were purchased prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.004 per share.

•
Certain of our officers and directors may continue to serve as directors of New Owlet after the Closing. As such, in the future they may receive cash fees, stock options or stock awards that the New Owlet Board determines to pay to its directors.

•
Concurrently with the execution of the Business Combination Agreement, Sandbridge entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a purchase price of $10.00 per share. The PIPE Investors include the PIMCO private funds and certain other investors designated by our Sponsor.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of Sandbridge’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Sandbridge from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Owlet’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Sources
Owlet Rollover Equity	$1,000.0	$1,000.0
Proceeds from Trust Account	230.0	160.0
Founder Shares(2)	29.4	29.4
PIPE Investors	130.0	130.0
Total Sources	$1,389.4	$1,319.4
Uses
Equity Consideration to Existing Investors	$1,000.0	$1,000.0
Cash to Balance Sheet	325.0	255.0
Founder Shares	29.4	29.4
Estimated Transaction Fees & Expenses(3)	35.0	35.0
Total Uses	$1,389.4	$1,319.4
(1)	These numbers assume that the Minimum Available Sandbridge Cash Amount is not waived.
(2)
Excludes 2,807,500 shares of New Owlet common stock that will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

(3)
Consists of $8.05 million in deferred underwriting commissions from Sandbridge’s initial public offering, $4.23 million in placement agent fees in connection with the PIPE Investment, $8 million in Owlet financial advisory fees, $6.5 million in legal fees, $2.22 million in accounting fees, and an estimated $6 million in miscellaneous fees and expenses, including consulting fees, proxy solicitation fees, SEC registration fees, printing fees and audit fees.

Directors and Executive Officers of New Owlet After the Business Combination
Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of the NYSE, effective as of the Closing, Sandbridge will take all actions necessary or appropriate to cause the New Owlet Board to consist of up to nine (9) directors comprised of the persons identified by Sandbridge and Owlet pursuant to the Business Combination Agreement and the Stockholders Agreement. On the Closing Date, Sandbridge shall enter into customary indemnification agreements reasonably satisfactory to Owlet with the individuals to be elected as members of the New Owlet Board, which indemnification agreements shall continue to be effective immediately following the Closing.
Except as otherwise directed in writing by Owlet, and conditioned upon the occurrence of the Closing, Sandbridge will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons identified by Owlet to be the officers of New Owlet (and holding the same titles as held at Owlet) until the earlier of their resignation or removal or until their respective successors are duly appointed.
After the Effective Time (a) the governing documents of Merger Sub will be the governing documents of the Surviving Company, and the name of the Surviving Company will be “Owlet, Inc.”; and (b) at the Effective Time, the directors and officers identified by Sandbridge and Owlet pursuant to the Business Combination Agreement will be the initial directors and officers of the Surviving Company, each to hold office in accordance with the governing documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
Stock Exchange Listing
Sandbridge’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “SBG.U”, “SBG” and “SBG WS”, respectively. Sandbridge intends to apply to list the New Owlet common stock and public warrants on the NYSE under the symbols “OWLT” and “OWLT WS”, respectively, upon the Closing of the Business Combination. New Owlet will not have units traded following the Closing of the Business Combination.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Sandbridge will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization. The net assets of Sandbridge will be stated at historical cost, with no goodwill or other intangible assets recorded.
Owlet has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•	Owlet stockholders will have the largest voting interest in the post-combination company;
•	the board of directors of the post-combination company will have up to nine members, and Owlet will have the ability to nominate the majority of the members of the board of directors;
•	Owlet management will continue to hold executive management roles for the post-combination company and be responsible for the day-to-day operations;
•	the post-combination company will assume the Owlet name;
•	the post-combination company will maintain the current Owlet headquarters; and
•	the intended strategy of the post-combination entity will continue Owlet’s current strategy of product development and market penetration.
The preponderance of evidence as described above is indicative that Owlet is the accounting acquirer in the Business Combination. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the financial statements of Owlet with the acquisition being treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization. The net assets of Sandbridge will be stated at historical cost, with no goodwill or other intangible assets recorded.

Vote Required for Approval
This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal, but abstentions will be treated as votes against this proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the Sandbridge stockholders for a vote.
The Sponsor, Mr. De Sole, Mr. Toubassy and Mr. Goss, the PIMCO private funds, along with Sandbridge’s directors and officers as of the time of its initial public offering, have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Related Agreements – Sponsor Letter Agreement” for more information.
Recommendation of the Sandbridge Board of Directors
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of Sandbridge’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “The Business Combination Proposal – Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT
Overview
We are asking our stockholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Merger). Sandbridge stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the transactions contemplated thereby. Please see “The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. We urge you to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes of shares of Sandbridge common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
The Business Combination Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates as provided for in the Business Combination Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Sandbridge, the Sponsor, Owlet or any other matter.
On February 15, 2021, Sandbridge, Merger Sub and Owlet entered into the Business Combination Agreement, which provides for, among other things, the following:
(a)
on the Closing Date prior to the Effective Time, the governing documents of Sandbridge will be amended and restated and become the Proposed Charter and the New Owlet Bylaws as described in this proxy statement/prospectus and Sandbridge’s name will be changed to “Owlet, Inc.”;

(b)
on the Closing Date, the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Owlet at the Effective Time, with Owlet as the surviving corporation in the Business Combination and, after giving effect to the Merger, Owlet will be a wholly-owned subsidiary of Sandbridge;

(c)	as a consequence of the Merger, at the Effective Time, the governing documents of Merger Sub will be the governing documents of the surviving company;

(d)
as a consequence of the Merger, at of the Effective Time, the directors and officers of the surviving company will be the individuals designated by schedule to the Business Combination Agreement, each to hold office in accordance with the governing documents of the surviving company, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal;

(e)
as a consequence of the Merger, at of the Effective Time, each share of Sandbridge Class B common stock will be canceled and extinguished and converted into one share of Sandbridge Class A common stock;

(f)
as a consequence of the Merger, as of the Effective Time, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and converted into one share of Owlet capital stock equal to the Exchange Ratio;

(f)
as a consequence of the Merger, at the Effective Time, each share of Owlet capital stock that is issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and converted into the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio;

(g)	as a consequence of the Merger, at the Effective Time, each share of Owlet capital stock held prior to the Effective Time as treasury stock shall be automatically canceled and extinguished;
(h)
as a consequence of the Merger, at the Effective Time, each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Option and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing of the Business Combination, including the Subscription Agreements, the Registration Rights Agreement, the Stockholders Agreement and the Sponsor Letter Agreement. See “Related Agreements” for more information.
Effect of the Business Combination on Existing Sandbridge Equity
The Business Combination will result in, among other things, the following, each of which will occur at or immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any party:
•
the governing documents of Sandbridge will be amended and restated and become the Proposed Charter and New Owlet Bylaws as described in this proxy statement/prospectus and Sandbridge’s name will change to “Owlet, Inc.”;

•
each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of Sandbridge Class A common stock.

The Business Combination will have no effect on Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
Consideration to Owlet Equityholders in the Business Combination
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each Owlet option to purchase shares of Owlet common stock that is outstanding and unexercised as of immediately prior to the

Effective Time that is not a Cash Elected Option shall be cancelled and converted into an option to purchase New Owlet Class A common stock upon substantially the same terms and conditions as are in effect with respect to such Owlet option immediately prior to the Effective Time, including with respect to vesting, expiration and forfeiture provisions; (iii) subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration; and (iv) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock.
Closing and Effective Time of the Business Combination
The Closing is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under “- Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Sandbridge and Owlet may agree in writing.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction of the following conditions:
•	the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated;
•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination being in effect;

•
the approval and adoption of the Business Combination Agreement and approval of the Merger and such other transactions by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Owlet common stock and Owlet preferred stock (voting on an as converted to Owlet common stock basis) voting together as a single class and the affirmative vote or written consent of the holders of a majority of the outstanding shares of Owlet preferred stock (voting together as a single class on an as converted to Owlet common stock basis) having been obtained;

•
the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of shares of Sandbridge common stock entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the governing documents of Sandbridge and applicable law, having been obtained;

•
subject to waiver upon the agreement of Sandbridge and Owlet, immediately following the Effective Time, Sandbridge’s satisfaction of any applicable continuing listing requirements of the NYSE and the absence of any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time;

•
this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this proxy statement/prospectus being issued by the SEC and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; and

•
after giving effect to the transactions contemplated by the Business Combination Agreement, Sandbridge having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Other Conditions to the Obligations of the Sandbridge Parties
The obligations of the Sandbridge Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
•
unless waived by Sandbridge (on behalf of itself and the other Sandbridge Parties), the representations and warranties of Owlet regarding the organization and qualification of Owlet and its subsidiaries, certain representations and warranties regarding the capitalization of Owlet, the representations and warranties of Owlet regarding the authority of Owlet to execute and deliver the Business Combination Agreement and each of the related documents thereto to which it is or will be a party and to consummate the transactions contemplated by the Business Combination Agreement, and the representations of Owlet regarding brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Owlet Material Adverse Effect” (as defined below) or any similar limitation as set forth in the Business Combination Agreement) in all material respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

•
unless waived by Sandbridge (on behalf of itself and the other Sandbridge Parties), the other representations and warranties of Owlet being true and correct (without giving effect to any limitation as to “materiality” or “Owlet Material Adverse Effect” or any similar limitation as set forth in the Business Combination Agreement) in all respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Owlet Material Adverse Effect;

•
unless waived by Sandbridge (on behalf of itself and the other Sandbridge Parties), Owlet having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•
unless waived by Sandbridge (on behalf of itself and the other Sandbridge Parties), since the date of the Business Combination Agreement, no Owlet Material Adverse Effect has occurred that is continuing; and

•
unless waived by Sandbridge (on behalf of itself and the other Sandbridge Parties), Sandbridge must have received, at or prior to the Closing, (i) a certificate duly executed by an authorized officer of Owlet, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points in this section have been satisfied (ii) the Registration Rights Agreement, duly executed by the Owlet stockholders party thereto; and (iii) the Stockholders Agreement, duly executed by the Owlet stockholders party thereto.

Other Conditions to the Obligations of Owlet
The obligations of Owlet to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
•
unless waived by Owlet, the representations and warranties regarding the organization and qualification of the Sandbridge Parties, the authority of Sandbridge to execute and deliver the Business Combination Agreement and each of the related documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and certain representations and warranties regarding the capitalization of the Sandbridge Parties, broker fees, and the intended tax treatment of the Business Combination being true and correct, in all material respects, as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
unless waived by Owlet, the other representations and warranties of the Sandbridge Parties being true and correct (without giving effect to any limitation of “materiality” or “Sandbridge Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of such date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Sandbridge Material Adverse Effect;

•
unless waived by Owlet, the Sandbridge Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•	unless waived by Owlet, the Available Sandbridge Cash being equal to or greater than $140 million;
•
unless waived by Owlet, Owlet must have received, at or prior to the Closing, (i) a certificate executed by an authorized officer of Sandbridge, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points of this section have been satisfied and (ii) the Registration Rights Agreement duly executed by Sandbridge and Sponsor.

Representations and Warranties
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates as provided for in the Business Combination Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the Disclosure Schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Sandbridge, the Sponsor, Owlet or any other matter.
To the extent that specific material facts exist that contradict the representations, warranties, and covenants in the Business Combination Agreement, we will provide corrective disclosure in this proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Business Combination Agreement may or may not be fully reflected in our public disclosures, our public disclosures will include any material information necessary to provide our stockholders with a materially complete understanding of the Business Combination Agreement disclosures.
Under the Business Combination Agreement, Owlet made customary representations and warranties to Sandbridge relating to, among other things:
•
organization and qualification, including that Owlet and each of its subsidiaries (together, the “Group Companies”) is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing under the laws of its jurisdiction of formation or organization, is in good standing in each jurisdiction in which such qualification or licensing is necessary except where the failure to be so duly qualified or licensed would not have an Owlet Material Adverse Effect, and the governing documents are in full force and effect, and no Group Company is in breach or violation of its governing documents;

•
capitalization, including that, among other things, (i) the number and class or series (as applicable) of all Owlet capital stock issued and outstanding and the identity of the persons that are the record and beneficial owners thereof are as set forth in the Disclosure Schedules to the Business Combination Agreement, (ii) all of the outstanding Owlet capital stock and other equity interests (a) have been duly authorized and validly issued, are fully paid and non-assessable, (b) were not issued in violation of Owlet’s governing documents or the Company Stockholders Agreements or any other contract to which Owlet is a party or bound, (c) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any person, and (d) have been offered, sold and issued in compliance with applicable law, including the federal securities laws, and (iii) except as identified in or issued pursuant to the Business Combination Agreement, Owlet has no outstanding (a) equity appreciation, phantom equity or profit participation rights or (b) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other contracts that could require Owlet to issue, sell or otherwise cause to become outstanding or acquire, repurchase or redeem any Owlet capital stock or securities convertible into or exchangeable for Owlet capital stock, and (iv) all outstanding Owlet common stock and other equity interests are free and clear of all liens;
•
authority, including that Owlet has the requisite power and authority to execute and deliver the Business Combination Agreement and each related ancillary document thereto to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby;

•
financial statements and absence of undisclosed liabilities, including that, among others, (i) the financial statements of the Group Companies (a) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (b) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein and (c) where applicable, were prepared in accordance with the standards of the PCAOB, and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof, (ii) except for liabilities incurred in the ordinary course of business since December 31, 2020, liabilities incurred in connection with the negotiation, preparation or execution of the Business Combination Agreement or any ancillary documents or the performance of the Company’s obligations thereunder, liabilities that have been disclosed to Sandbridge or liabilities that are not, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any liabilities of the type required to be set forth on a balance sheet in accordance with GAAP, (iii) the Group Companies (a) have established and maintain systems of internal accounting controls and (b) maintain and, for all periods covered by the financial statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete; and (iv) no Group Company has received any written complaint or allegation asserting that there is a “significant deficiency” or “material weakness” in internal controls over financial reporting, to the Company’s knowledge, or fraud involving management or other employees who have a significant role in the internal controls over financial reporting of the Group Companies;

•
other than as described in the Business Combination Agreement and as would not have an Owlet Material Adverse Effect (with the exception of clause (ii)(a) below), (i) no consent, approval or authorization of, or designation, declaration or filing with, any governmental entity is required on the part of Owlet with respect to Owlet’s execution, delivery or performance of its obligations under the Business Combination Agreement or the ancillary documents thereto, and (ii) neither the execution, delivery or performance by Owlet of the Business Combination Agreement nor the Ancillary Documents nor the consummation by Owlet of the transactions contemplated thereby will, directly or indirectly (a) result in any breach of any provision of Owlet’s governing documents, (b) result in a violation or breach of, or constitute a default or give rise to any right of termination, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any contract to which Owlet is a party, (c) violate, or constitute a breach under, any order or applicable law to which any Group Company or any of its properties or assets are bound or (d) result in the creation of any lien upon any of the assets or properties (other than any liens permitted under the Business Combination Agreement) of any Group Company;

•
permits, including that each of the Group Companies has all permits that are required to own, lease or operate its properties or assets and to conduct its business except where the failure to hold the same would not result in an Owlet Material Adverse Effect;

•
material contracts, including, among others, any contract (i) that relates to indebtedness in excess of $1 million or the placing of a lien on any material assets or properties of any Group Company, (ii) under which any Group Company is a lessor or lessee or holds or operates or permits any third party to hold or operate any tangible property for which the aggregate annual rental payments equal or exceed $100,000, (iii) that is a joint venture, profit-sharing, partnership or other similar agreement which requires or could reasonably be expected to require aggregate payments to or from any Group Company in excess of $1 million over the life of such contract, (iv) that limits or purports to limit in any material respect the freedom of any Group Company to engage or compete in any line of business or any person or to sell, manufacture, develop, commercialize, test or research products or contains exclusivity provisions or obligations, (v) requiring any future capital commitment or capital expenditure in excess of $250,000 annually or $625,000 over the life of the agreement, (vi) requiring any Group Company to guarantee the liabilities of any person or under which the liabilities of any Group Company are guaranteed, in each case in excess of $50,000, (vii) under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance or other assignment of payment or made any capital contribution to, or investment in, any person in excess of $100,000, (viii) any collective bargaining agreement or other contract with any labor union, labor organization, works counsel, employee delegate, representative or other employee collective group, (ix) governing the terms of the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $200,000, or providing for any success, change of control, retention, transaction bonus or other similar payment or amount due or payable to any person as a result of or in connection with the Business Combination Agreement or the transactions contemplated thereby, (x) for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other person, or under which any Group Company has any continuing obligation with respect to an “earn-out,” contingent purchase price or deferred payment obligation in excess of $100,000, (xi) any settlement, conciliation or other similar contract in excess of $500,000, with a governmental entity or imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations of any Group Company, or (xii) the performance of which requires either annual payments to or from any Group Company in excess of $1 million or aggregate payments to or from any Group Company in excess of $5 million over the life of the agreement and, in each case, that is not terminable without penalty upon less than thirty (30) days’ notice, and that each material contract is valid and binding on the applicable Group Company and, to the knowledge of Owlet, the counterparty thereto, and is in full force and effect, and that each of Owlet and its subsidiaries, as applicable, and, to the knowledge of Owlet, the counterparties thereto, are not in material breach of or default under any such material contract;
•
the absence of certain changes or events, including that, since December 31, 2020 and ended on the date of the Business Combination Agreement, no Owlet Material Adverse Event has occurred and, except as expressly contemplated by the Business Combination Agreement, any Ancillary Document or in connection with the transactions contemplated thereby, that (i) Owlet has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Sandbridge if such action were taken on or after the date of the Business Combination Agreement without the consent of Sandbridge;

•
litigation, including that, as of the date of the Business Combination Agreement, there is (and since December 31, 2018 there has been) no proceeding pending or, to Owlet’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to Owlet or its subsidiaries, taken as a whole;

•	compliance with applicable laws;
•
employee benefit plans (as defined in the Business Combination Agreement), including that, among others, (i) each employee benefit plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with applicable laws and none of the Group Companies or, to the Company’s knowledge, any other person, is in material breach of, or default under, any employee plan, (ii) each employee benefit plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, (iii) as of the date of the Business Combination Agreement, there are no pending or, to Owlet’s knowledge, threatened claims or proceedings with respect to any employee benefit plan (other than routine claims for benefits), (iv) all material contributions, distributions, reimbursements and premium payments that are due have been timely made with respect to each employee benefit plan, (v) no employee benefit plan is, and no Group Company or any ERISA Affiliate (as defined in the Business Combination Agreement) of any Group Company has maintained, sponsored, participated in, contributed to or been required to contribute to, or otherwise has any liability with respect to or under, a multiemployer plan, a defined benefit plan, a multiple employer plan or a multiple employer welfare arrangement, (vi) no Group Company has an obligation to provide or has any liability in respect of any retiree or post-termination health or life insurance benefits other than pursuant to COBRA or similar law, and (vii) the execution and delivery of the Business Combination Agreement and the consummation of the transactions contemplated thereby will not materially (a) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service provider, (b) increase the amount or value of any compensation or benefits payable to any such person, (c) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any such person, or (d) impose any restrictions or limitations on any of the Group Companies’ rights to amend or terminate any employee benefit plan;
•	environmental matters;
•
intellectual property, including that, among others, (i) as of the date of the Business Combination Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property (as defined in the Business Combination Agreement) have been timely submitted to the relevant authority necessary to maintain such material Company Registered Intellectual Property and that there are no material proceedings pending or, to Owlet’s knowledge, threatened relating to any of the Company Registered Intellectual Property, (ii) that a Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property (as defined in the Business Combination Agreement) free and clear of all liens or obligations to others (other than liens permitted under the Business Combination Agreement), (iii) the Company Owned Intellectual Property and the Company Licensed Intellectual Property (as defined in the Business Combination Agreement), to the knowledge of Owlet, constitutes all of the intellectual property used or held for use by the Group Companies in the operation of their respective businesses and, to Owlet’s knowledge, all intellectual property necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects, (iv) each Group Company’s employees and independent contractors who independently or jointly contributed to or otherwise participated in the development of any material Company Owned Intellectual Property have agreed have assigned or have agreed to a present assignment to such Group Company of all intellectual property rights authored, invented or otherwise developed in the course of such person’s employment or other engagement, (v) each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by the Group Companies, (vi) none of the Company Owned Intellectual Property is subject to any outstanding order restricting the use, sale, transfer, licensing or exploitation thereof by Owlet or any of its subsidiaries, (vii) to the knowledge of Owlet, neither the conduct of the business of Group Companies nor any of their products that are currently complete and are offered, marketed, licensed, provided, sold distributed or otherwise exploited by any of them infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any intellectual property rights of any person, except as is and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, and (viii) since December 31, 2018, there has been no material proceeding pending nor has any Group Company received any written communications (a) alleging that any such entity has infringed, misappropriated or otherwise violated any intellectual property rights of another person or (b) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property;

•
labor matters, including that, among others, (i) for the past three years, the Group Companies have complied with, and are currently in compliance with, in all material respects, all applicable laws with respect to employment and employment practices, (ii) for the past three years, (a) none of the Group Companies has or has had any material liability for any arrears or wages or other compensation for services, or any material liability for any payment to any trust or other fund governed by or maintained by any governmental entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company and (b) the Group Companies have withheld all amounts required by applicable law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers, except as has not and would not reasonably be expected to result in material liability to the Group Companies, (iii) no Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union or similar association nor, to the knowledge of Owlet, is there any duty on the part of any Group Company to bargain with any labor union, labor organization or similar association, (iv) since December 31, 2018, there has been no actual or, to Owlet’s knowledge, threatened unfair labor practice charges or other material labor disputes against or affecting any Group Company, (v) to Owlet’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company; (vi) no employee layoff, facility closure or shutdown or other similar event has occurred within the last twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or otherwise; and (vii) no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment within 12 months;
•	insurance;
•	tax matters;
•
except as described in the Disclosure Schedules, none of the Group Companies has incurred or will incur any liability for any brokerage, finder’s fee or other fee or commission in connection with the Business Combination;

•	real and personal property;
•
transactions with affiliates, including that no related party owns any interest in any material asset used in any Group Company’s business or owes any material amount to, or is owed any material amount by, any Group Company (other than as permitted in accordance with the terms of the Business Combination Agreement);

•
data privacy and security, including that (i) each Group Company has implemented written policies relating to the processing of personal data as and to the extent required by applicable privacy laws, (ii) for the past three years Owlet has not received written notice of any pending proceedings, nor have there been any material proceedings against any Group Company initiated alleging that any processing of personal data by or on behalf of a Group Company is in violation of any applicable privacy law or data security policy, and (iii) for the past three years, (a) there has been no unauthorized access, use or disclosure of personal data in the possession or control of any Group Company and (b) there have been no unauthorized intrusions or breaches of security into any Group Company systems, except as would not have an Owlet Material Adverse Effect;

•	compliance with international trade and anti-corruption laws;
•
none of the information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in any filing made with any governmental authority, this proxy statement/prospectus or in the mailings or other distributions to Sandbridge’s stockholders and/or prospective investors will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

•
regulatory compliance, including, among others, that (i) since January 1, 2018, all products developed, tested, investigated, produced, manufactured, labeled, stored, promoted, marketed, imported, exported, distributed, or sold by or on behalf of the Group Companies have been, or are being, developed, tested, investigated, produced, manufactured, labeled, distributed, stored, promoted, marketed, imported, exported, distributed and sold in compliance in all material respects with applicable FDA Laws, (ii) the Company holds all material permits, including 501(k) clearances or premarket approvals required by applicable FDA Laws, (iii) there are no proceedings pending, or to Owlet’s knowledge, threatened in writing by or on behalf of the FDA or any other governmental entity that has jurisdiction over the operations of any Group Company alleging material noncompliance with applicable Laws, (iv) since January 1, 2018, no product distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing and, to Owlet’s knowledge, there are no facts or circumstances reasonably likely to cause (a) a withdrawal, recall, field notification, field correction, safety alert, termination, seizure, denial, detention, or suspension of the manufacturing, marketing or distribution of any such product, (b) a change in marketing or labeling of any such product or (c) a termination, seizure or suspension of the marketing or distribution of any such product, except, in each case, as would not be reasonably expected to be material to the Group Companies taken as a whole, and (v) any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were, and, if ongoing, are being conducted in accordance with applicable laws;
•
product warranties and product liability, including that, among others, (i) there are no claims or other proceedings threatened or that have been submitted or asserted relating to breach of any guarantee, warranty or indemnity relating to the products of the Group Companies, (ii) to Owlet’s knowledge, there is no material design defect, nor any failure to warn, with respect to any of the products of the Group Companies, and (iii) there are no claims or other proceedings pending or threatened alleging that the Group Companies have any liability arising out of or relating to any claimed injury or damage to individuals or property as a result of any products of the Group Companies, except, in each case, as would not be reasonably expected to have a Company Material Adverse Effect; and

•
investigation, including that, among others, (i) Owlet, on its own behalf and on behalf of its representatives, acknowledges and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, and liabilities of, the Sandbridge Parties, (b) it has been given access to such documents and information about the Sandbridge Parties and their respective businesses and operations as are necessary to enable it to make an informed decision with respect to the execution, delivery and performance of the Business Combination, (ii) in entering into the Business Combination Agreement and the ancillary documents thereto to which it is or will be a party, Owlet has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 of the Business Combination Agreement and in the ancillary documents thereto and no other representations or warranties of any Sandbridge Party, either express or implied, and (iv) Owlet, on its own behalf and on behalf of its representatives, acknowledges, and agrees that, except for the representations and warranties expressly set forth in Article 4 of the Business Combination Agreement and in the ancillary documents thereto to which it is or will be a party, none of the Sandbridge Parties or any other person makes or has made any representation or warranty, either express or implied, in connection with or related to the Business Combination Agreement, the ancillary documents thereto or the transactions contemplated thereby.

Under the Business Combination Agreement, the Sandbridge Parties made customary representations and warranties to Owlet relating to, among other things:
•
organization and qualification, including that each Sandbridge Party is a corporation, limited liability company or other applicable business entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

•
each Sandbridge Party has the requisite power and authority to execute and deliver the Business Combination Agreement and each of the ancillary documents thereto to which it is or will be a party and to consummate the Transactions;

•
other than as described in the Business Combination Agreement, (i) no consent, approval or authorization of, or designation, declaration or filing with, any governmental entity is required on the part of a Sandbridge Party with respect to the execution, delivery or performance of its obligations under the Business Combination Agreement or the ancillary documents thereto to which it is or will be party or the consummation of the Transactions, and (ii) neither the execution, delivery or performance by a Sandbridge Party of the Business Combination Agreement nor the ancillary documents thereto nor the consummation by any Sandbridge Party of the transactions will, directly or indirectly (a) result in any breach of any provision of the governing documents of a Sandbridge Party, (b) result in a violation or breach of, or constitute a default or give rise to any right of termination, modification, or acceleration under any contract to which a Sandbridge Party is a party, (c) violate, or constitute a breach under, any order or applicable law to which any Sandbridge Party or any of its properties or assets are bound or (d) result in the creation of any lien upon any of the assets or properties (other than liens permitted under the Business Combination Agreement) of a Sandbridge Party;

•
except as described in the Disclosure Schedules, none of the Sandbridge Parties has incurred or will incur any liability for any brokerage, finder’s fee or other fee or commission in connection with the Transactions;

•
none of the information supplied or to be supplied by or on behalf of either Sandbridge Party expressly for inclusion or incorporation by reference prior to the Closing in this proxy statement/prospectus will, when this proxy statement/prospectus is declared effective or mailed to Sandbridge’s investors or at the time of the Special Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

•
capitalization, including that (i) all outstanding equity securities of Sandbridge have been duly authorized and validly issued, are fully paid and non-assessable, were not issued in violation of the governing documents of Sandbridge, and were not issued in violation of and are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any person, (ii) on the Closing Date and immediately after the Closing and the closings under all of the Subscription Agreements have occurred, the authorized amount of its capital stock and the amount issued and outstanding will be as set forth in the Business Combination Agreement, based on the assumptions described therein, (iii) except as mutually agreed by Owlet and Sandbridge, there are no outstanding (a) equity appreciation, phantom equity or profit participation rights or (b) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other contracts that could require Sandbridge to, and Sandbridge has no obligation to, issue, sell, acquire, repurchase or redeem any equity securities or securities convertible into or exchangeable for equity securities of Sandbridge, (iv) the equity securities of Merger Sub outstanding as of the date of the Business Combination Agreement have been duly authorized, validly issued and are fully paid and nonassessable, and were issued in compliance in all material respects with applicable law and not in breach or violation of any preemptive rights or contract to which Merger Sub is a party or bound, (v) all of the outstanding equity securities of Merger Sub are owned directly by Sandbridge free and clear of all liens, and (vi) as of the date of the Business Combination Agreement, Sandbridge has no subsidiaries other than Merger Sub and does not own, directly or indirectly, any equity securities in any person other than Merger Sub;

•
SEC filings, including that (i) Sandbridge has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it with the SEC, (ii) each such filing or information furnished, as of its respective date, complied and will comply, in all material respects with the applicable requirements of the federal securities laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading, and (iii) as of the date of the Business Combination Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to such filings or furnished information;

•
the Trust Account, including that, as of the date of the Business Combination Agreement, (i) the Trust Account has a specified balance and the funds held in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, (ii) the funds held in the Trust Account are held in trust by Continental pursuant to the Trust Agreement, (iii) Sandbridge has performed all material obligations required to be performed by it under the Trust Agreement, (iv) there are no claims or proceedings pending with respect to the Trust Account, and (v) since September 14, 2020, Sandbridge has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

•
transactions with affiliates, including that no related party owns any interest in any material asset used in the business of Sandbridge, possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any person which is a material client, supplier, customer, lessor or lessee of Sandbridge or owes any material amount to, or is owed material any amount by, Sandbridge;

•
litigation, including that, there is no proceeding pending or, to Sandbridge’s knowledge, threatened against or involving any Sandbridge Party that, if adversely decided or resolved, would be material to the Sandbridge Parties, taken as a whole;

•	compliance with applicable laws;
•
business activities, including that (i) since its incorporation, Sandbridge has not conducted any business activities other than activities (a) in connection with its incorporation or continuing corporate existence, (b) directed toward the accomplishment of a business combination, or (c) those that are administrative, ministerial or otherwise immaterial in nature, and (ii) Merger Sub was organized solely for the purpose of entering into the Business Combination Agreement, the ancillary documents thereto and consummating the Transactions and has not engaged in any business activities other than as contemplated by the Business Combination Agreement;

•	the investment company act;
•
internal controls, listing and financial statements, including that, among others, (i) except as is not required in reliance on exemptions from various reporting requirements by virtue of Sandbridge’s status as an “emerging growth company” or “smaller reporting company”, since its initial public offering, (ii) Sandbridge has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act, (iii) since its initial public offering, Sandbridge has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE, (iv) the Sandbridge SEC reports contain true and complete copies of the applicable Sandbridge financial statements, (v) Sandbridge has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (a) all transactions are executed in accordance with management’s authorization and (b) all transactions are recorded as necessary to permit preparation or proper and accurate financial statements in accordance with GAAP, (vi) since its incorporation, Sandbridge has not received any written complaint, allegation, assertion or claim that there is (a) a “significant deficiency” in the internal controls over financial reporting of Sandbridge to Sandbridge’s knowledge, (b) a “material weakness” in the internal controls over financial report of Sandbridge to Sandbridge’s knowledge or (c) fraud, whether or not material, that involves management or other employees of Sandbridge who have a significant role in the internal controls over financial reporting of Sandbridge, (vii) except as disclosed in filings with the SEC, neither Sandbridge nor Merger Sub have any material indebtedness, (viii) there are no outstanding loans or other extensions of credit made by Sandbridge to any executive officer, and (ix) the books and records of Sandbridge have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements;

•	absence of changes;
•	with certain exceptions, that none of the Sandbridge Parties has any liabilities of the type required to be set forth on a balance sheet in accordance with GAAP;
•	tax matters;
•
that, in issuing the Sandbridge Class A common stock pursuant to the Business Combination Agreement, neither Sandbridge nor, to Sandbridge’s knowledge, anyone acting on its behalf has offered to sell Sandbridge Class A common stock by any form of general solicitation or advertising;

•	compliance with international trade and anti-corruption laws;
•	that Sandbridge has provided true and correct copies of each of the Subscription Agreements to Owlet on or prior to the date of the Business Combination Agreement; and
•
investigation, including that (i) Sandbridge has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and has been furnished with or given access to such documents and information about the Group Companies as necessary to enable it to make an informed decision with respect to the execution, delivery and performance of the Business Combination Agreement, the ancillary documents thereto and the Transactions, and (ii) each Sandbridge Party has relied solely on its own investigation and analysis and the representations and warranties set forth in the Business Combination Agreement and in the ancillary documents thereto and that none of Owlet, Owlet’s affiliates or any other person has made any representations or warranties, either express or implied, in connection with or related to the Business Combination Agreement, the ancillary documents thereto or the Transactions.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Owlet and Sandbridge are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Owlet and Sandbridge are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, an “Owlet Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Owlet and its subsidiaries, taken as a whole, or (b) the ability of Owlet to consummate the Business Combination in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether an Owlet Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Owlet or any of its subsidiaries operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Owlet or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by Owlet or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an Owlet Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on Owlet or any of its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Owlet or any of its subsidiaries operate.
Under the Business Combination Agreement, certain representations and warranties of the Sandbridge Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “Sandbridge Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any Sandbridge Party to consummate the Merger in accordance with the terms of this Agreement.

Covenants of the Parties
Covenants of Owlet
Owlet made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions or as consented to in writing by Sandbridge (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Owlet will, and will cause its subsidiaries to, use commercially reasonable efforts to operate the business of Owlet and its subsidiaries in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Owlet and its subsidiaries, taken as a whole.

•
Subject to certain exceptions, prior to the Closing, Owlet will not, and will cause its subsidiaries not to, do any of the following without Sandbridge’s consent (such consent not to be unreasonably withheld, conditioned or delayed):

•
declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of Owlet or its subsidiaries, or repurchase any outstanding equity securities of Owlet or any of its subsidiaries, other than dividends or distributions, declared, set aside, or paid by any of Owlet’s subsidiaries to Owlet or any subsidiary that is, directly or indirectly, wholly owned by Owlet;

•	(A) merge, consolidate, combine or amalgamate with any person, or (B) purchase or otherwise acquire any business entity or organization;
•	adopt any amendments, supplements, restatements or modifications to any governing documents of Owlet or any subsidiary, or to the Stockholders Agreement;
•
dispose of or subject to a lien any equity securities of Owlet or its subsidiaries or issue any options or other rights, agreements, arrangements or commitments obligating Owlet or any of its subsidiaries to issue, deliver or sell any equity securities of Owlet or its subsidiaries, other than the issuance of shares of the applicable class of Owlet capital stock upon the exercise or settlement of any Owlet options outstanding on the date of the Business Combination Agreement, or the promise or grant of certain restricted stock units or options in connection with the hiring, promotion or retention of employees, consultants or advisors, consistent with past practice with respect to up to 1,000,000 shares in the aggregate;

•	enter into, renew, modify or revise any Company Related Party Transaction (as defined in the Business Combination Agreement);
•	incur, create or assume any indebtedness other than ordinary course trade payables;
•
make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than (A) intercompany loans or capital contributions between Owlet and its wholly-owned subsidiaries and (B) the reimbursement of expenses in the ordinary course of business;

•
other than as required under any existing employee benefit plan or in order to comply with applicable law, (A) materially amend or modify, or adopt, establish, enter into or terminate any employee benefit plan, other than offer letters with new hires or to adjust compensation or terms as permitted by the Business Combination Agreement, (B) grant to any director, manager, officer, employee, individual independent contractor or other service provider of Owlet or its subsidiaries any bonus, incentive, severance, termination pay, or similar payment or increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Owlet or its subsidiaries, other than increases in base compensation for non-officer employees with an annual base cash compensation less than a certain threshold in the ordinary course of business consistent with past practice and other than merit, promotion or other salary adjustments in accordance with the Company’s budget, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Owlet or any subsidiary, (D) hire, engage or terminate the employment or engagement of any director, manager, officer, employee, individual independent contractor or other service provider, in accordance with the Company’s hiring plan and other than other than any non-officer employee with an annual base cash compensation of less than a certain threshold in the ordinary course of business consistent with past practice and terminations for cause, (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of Owlet or any subsidiary, (F) promise, commit or agree to do any of the foregoing, or make any communications or commitments regarding any compensation or benefits following the Effective Time;
•	negotiate, enter into, amend or extend any contract with any labor union, labor organization, works council, employee delegate, representative or other employee collective group;
•
make, change or revoke any material tax election, enter into any material tax closing agreement or enter into or settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim assessment, other than any such extension or waiver obtained in the ordinary course of business;

•
enter into any settlement, conciliation or similar contract that involves payment in excess of a certain threshold or that imposes any material non-monetary obligations on Owlet or any of its subsidiaries;

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Owlet or any of its subsidiaries;

•	make any material changes to the methods of accounting of Owlet or any of its subsidiaries, other than changes that are made in accordance with PCAOB standards;
•	enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;
•	enter into, amend, modify or terminate, or waive any material contract of the type described in certain sections of the Business Combination Agreement;
•
exclusively license, sell, assign, transfer, abandon, allow to lapse or otherwise dispose of any Intellectual Property Rights (as defined in the Business Combination Agreement) material to the operation of the Group Companies’ business; amend, modify, terminate, or waive any material benefit or right under, certain scheduled contracts that are material to the operation of the Owlet’s business (excluding, for the avoidance of doubt, any expiration or extension or automatic renewal of any such Contract pursuant to its terms or in the ordinary course of business); or enter into any Contract under which any Group Company is limited in any material respect in its ability to use or enforce any material Company Owned Intellectual Property, excluding non-exclusive licenses granted in the ordinary course of business; or

•	enter into any agreement to take or cause to be taken any of the foregoing actions.
•
Owlet shall use its reasonable best efforts to obtain promptly, and in any event no later than 24 hours following the execution of the Business Combination Agreement, the Owlet stockholder written consent.

•
Subject to certain exceptions, prior to the Closing, Owlet will purchase a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of certain Owlet directors and officers with respect to matters occurring on or prior to the Closing for a period of six (6) years following Closing.

•	Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Owlet will not, and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly: (i) solicit, initiate, encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Owlet or its subsidiaries (or any affiliate or successor of Owlet or its subsidiaries); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.
Covenants of Sandbridge
Sandbridge made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions, including as contemplated by the Business Combination Agreement and the Ancillary Documents or as consented to in writing by Owlet, prior to the Closing, Sandbridge will not, and will cause its subsidiaries not to, do any of the following:

•	adopt any amendments, supplements, restatements or modifications to the Sandbridge trust agreement, warrant agreement or the governing documents of any Sandbridge Party or any of its subsidiaries;
•
declare, set aside, make or pay any dividends on or make any other distribution or payment in respect of, or repurchase, redeem or otherwise acquire any outstanding, any outstanding equity securities of Sandbridge or any subsidiary;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
•	incur, create or assume any indebtedness or other liability (including any incurrence, creation or assumption of any indebtedness under any contract with the Sponsor or any of its affiliates);
•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, Sandbridge or any of its subsidiaries;
•
issue any equity securities of Sandbridge or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the foregoing of Sandbridge or any of its subsidiaries;

•	enter into, renew, modify or revise any Sandbridge related party transaction;
•
engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any ancillary document thereto, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial and immaterial in nature;

•
make, change or revoke any material tax election, enter into any material tax closing agreement, enter into or settle any material tax claim or assessment or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; and
•	enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement; and
•	enter into any contract to take or cause to be taken the foregoing actions.

•
As promptly as reasonably practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Sandbridge will duly give notice of and use its reasonable best efforts to duly convene and hold the Special Meeting to approve the Required Transaction Proposals.

•	Sandbridge will use its reasonable best efforts to cause Sandbridge to satisfy all applicable listing requirements of the NYSE.
•
Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the Sandbridge Parties will not, and will cause their representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Sandbridge Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Sandbridge Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Sandbridge Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of Sandbridge (or any affiliate or successor of Sandbridge); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Mutual Covenants of the Parties
The parties made certain covenants under the Business Combination Agreement, including, among others, the following:
•
using reasonable best efforts to take, or cause to be taken, all actions and do, or causing to be done, all things reasonably necessary to consummate the Business Combination, including the satisfaction, but not the waiver, of the closing conditions to the Business Combination Agreement and the execution of each ancillary document thereto;

•
using reasonable best efforts to obtain, file with or deliver to, as applicable, any consents of any Governmental Entities or other third parties necessary, proper or advisable to consummate the Business Combination, including all filings to be made under the HSR Act;

•
subject to certain exceptions, notifying the other party in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperating with one another in connection therewith;

•	keeping certain information confidential in accordance with the existing non-disclosure agreements;
•	refraining from making public announcements regarding the transactions without the written consent of the other party;
•
using reasonable best efforts to cause the Merger to be treated as transactions that qualify under Section 351(a) of the Code, or to cause the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise use commercially reasonable efforts to restructure the Merger to so qualify; and

•	cooperate in connection with certain tax matters and filings.
In addition, Sandbridge and Owlet agreed that Sandbridge and Owlet will prepare and mutually agree upon, and Sandbridge will file with the SEC, the registration statement on Form S-4 relating to the Business Combination of which this proxy statement/prospectus forms a part.
Board of Directors
Sandbridge will take all such action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Owlet Board will consist of up to nine (9) directors, (ii) the members of the New Owlet Board will include the two (2) individuals, in the classes indicated, designated by Sandbridge, at least one of whom shall be an “independent” director for purposes of NYSE, and up to seven (7)

individuals, in the classes indicated, designated by Owlet pursuant to the Business Combination Agreement; (iii) the individuals identified pursuant to the Business Combination Agreement shall serve on the committees assigned to them, and (iv) the individuals identified pursuant to the Business Combination Agreement will become the officers of New Owlet.
Survival of Representations, Warranties and Covenants
The representations, warranties, agreements and covenants (to the extent such agreements or covenants contemplates or requires performance at or prior to the Effective Time) in the Business Combination Agreement terminate at the Effective Time, except for the covenants and agreements that expressly contemplate performance after the Effective Time.
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•	by the mutual written consent of Sandbridge and Owlet;
•
by Sandbridge, subject to certain exceptions, if any of the representations or warranties made by Owlet are not true and correct or if Owlet fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Sandbridge, as described in the section titled “The Business Combination Agreement - Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•
by Owlet, subject to certain exceptions, if any of the representations or warranties made by the Sandbridge Parties are not true and correct or if any Sandbridge Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Owlet, as described in the section titled “The Business Combination Agreement - Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•	by either Sandbridge or Owlet,
•
if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•
if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

•	if the approval of the Required Transaction Proposals are not obtained at the Special Meeting (including any adjournment thereof); and
•	by Sandbridge, if Owlet does not deliver, or cause to be delivered to Sandbridge, the Owlet stockholder written consent when required under the Business Combination Agreement.
Expenses
Except as otherwise set forth in the Business Combination Agreement, all fees and expenses incurred in connection with the Business Combination Agreement, the Ancillary Documents and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, if the Closing occurs, then Sandbridge shall pay, or cause to be paid, upon consummation of the Merger and release of proceeds from the Trust Account, (i) all fees and disbursements of outside counsel to Owlet incurred in connection with the transactions contemplated by the Business Combination Agreement (including the PIPE Investment) and the Ancillary Documents and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by Owlet in connection with the transactions contemplated by the Business Combination Agreement and the Ancillary Documents. On the Closing Date following the Closing, Sandbridge will pay, or cause to be paid, all fees, expenses and disbursements incurred by or on behalf of Sandbridge of Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged on or behalf of Sandbridge or Merger Sub in connection with the transactions contemplated by the Business Combination Agreement and the Ancillary Documents or otherwise in connection with Sandbridge’s operations.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by Sandbridge and Owlet.

RELATED AGREEMENTS
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Registration Rights Agreement, the form of Subscription Agreement, the form of Stockholders Agreement are attached hereto as Exhibit F, Exhibit G and Exhibit H, respectively, to the Business Combination Agreement, which is attached hereto as Annex A. The form of Sponsor Letter Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, Sandbridge has entered into the Subscription Agreements, dated as of February 15, 2021, with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Sandbridge has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 13 million shares of Sandbridge Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $130 million. The shares of Sandbridge Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) and/or Regulation D of the Securities Act. Sandbridge will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing of the Business Combination.
Amended and Restated Registration Rights Agreement
At the Closing, New Owlet, the initial stockholders, including the Sponsor (the “Sponsor Equityholders”) and certain holders of Owlet capital stock (the “Owlet Equityholders” and together with the Sponsor Equityholders, the “Holders”) intend to enter into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Equityholders and the Owlet Equityholders will be granted certain registration rights with respect to their respective shares of New Owlet common stock, in each case, on the terms and subject to the conditions therein. New Owlet will be obligated to file a registration statement to register the resale of certain securities of New Owlet held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
All fees, costs and expenses of underwritten registrations will be borne by New Owlet and all incremental selling expenses relating to such registrations, including underwriting discounts and selling commissions, brokerage fees and underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the holders will be borne by the holders of the registrable securities being registered. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Owlet is obtained to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Owlet, and holders of registrable securities are obligated to indemnify New Owlet for material misstatements or omissions attributable to them.
Pursuant to the Amended and Restated Registration Rights Agreement, the securities of New Owlet will cease to be registrable securities upon the earlier of (i) the date as of which all of the registrable securities have been sold pursuant to an effective registration statement, (ii) the date as of which such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered to New Owlet and subsequent public distribution of such securities shall not require registration under the Securities Act, (iii) the date as of which such securities have ceased to be outstanding, (iv) the date as of which the holders of all such registrable securities are permitted to sell the registrable securities without registration pursuant to Rule 144 under the Securities Act (but with no volume or manner of sale restrictions or limitations) and (v) when such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor, the PIMCO private funds, the Sandbridge fund (the “Investors”) Ken Suslow, Richard Henry, Joe Lamastra, Domenico De Sole, Ramez Toubassy, Jamie Weinstein, Krystal Kahler, Michael F. Goss, and Tommy Hilfiger (the “Insiders”), Sandbridge and New Owlet entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor has and Insiders agreed to, among other things, (a) appear at the Special Meeting or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) vote (or execute a written consent), or cause to be voted (or consent to be granted) any Sandbridge common stock and founder shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (c) vote (or execute a written consent) or cause to be voted (or consent to be granted) any Sandbridge common stock or founder shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (d) not redeem any shares of founder shares owned by it, him or her in connection with the stockholder approval. Pursuant to the Sponsor Letter Agreement, a percentage of Sandbridge Class A common stock held by the Sponsor shall be subject to certain time and performance-based vesting provisions.
With certain exceptions, the Sponsor agreed that it will not transfer any founder shares or private placement warrants (or shares of Common Stock issued or issuable upon the exercise of private placement warrants) until 18 months after the Closing (the “Lock-up Period”). The Sponsor Agreement also provides that 50% of the founder shares beneficially owned by the Sponsor as of the Closing shall not be subject to vesting and shall convert to shares of common stock in accordance with the Current Charter. The remaining 50% of the founder shares beneficially owned by the Sponsor shall convert to shares of common stock in accordance with the terms of the Current Charter of Sandbridge and be subject to the following vesting terms: (i) 25% of the founder shares beneficially owned by the Sponsor as of the Closing shall vest at such time as a $12.50 stock price level is achieved and (ii) the remaining 25% of the founder shares beneficially owned by the Sponsor as of the Closing shall vest at such time as a $15.00 stock price level is achieved, in each case, on or before the fifth anniversary of the Closing of the Business Combination. The “stock price level” will be considered achieved only (a) when the closing price of a share of New Owlet common stock on the NYSE is greater than or equal to the applicable price for any 20 trading days within a 30 trading day period or (b) the price per share of New Owlet common stock paid in a Sandbridge Sale is greater than or equal to the applicable price. Founder shares subject to vesting pursuant to the above terms that do not vest in accordance with such terms shall be forfeited.
The Sponsor Agreement will terminate on the earlier of (a) the consummation of a Sandbridge Sale and (b) if earlier, the latest to occur of (i) the earlier of (x) the achievement of a $15.00 stock price level and (y) the fifth anniversary of the closing of the Business Combination and (ii) the expiration of the Lock-up Period.
Stockholders Agreement
Contemporaneously with the Closing, New Owlet and certain stockholders of Owlet will enter into the Stockholders Agreement, which will be effective upon the Closing and will provide for the following terms and other customary terms and conditions:
•
Eclipse Nomination Rights. From Closing of the Business Combination Agreement and until such time as Eclipse beneficially owns less than 10% of the Owlet common stock: (i) Eclipse will be entitled to nominate one director for election upon sufficient written notice to the Company; and (ii) if Eclipse makes a nomination, New Owlet shall include such director as a nominee for election as a director at the applicable New Owlet stockholders meeting and recommend to the New Owlet stockholders that such Eclipse director be elected as a director at such New Owlet stockholder meeting.

•	Chairperson. Lior Susan shall serve as Chairperson of the New Owlet Board at Closing.
Indemnification; Reimbursement of Expenses; D&O Insurance. As promptly as practicable following the Closing, New Owlet shall enter into an indemnification agreement with each director. In addition, New Owlet shall purchase and maintain directors’ and officers’ liability insurance covering each director, and reimburse each director for all reasonable and documented out-of-pocket expenses incurred in connection with their attendance at meetings.

THE CHARTER AMENDMENT PROPOSAL
Overview
In connection with the Business Combination, Sandbridge is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Amendment Proposal are approved, the Proposed Charter would replace the Current Charter.
The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the other Required Transaction Proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by the Sandbridge stockholders. It is a condition to the completion of the Business Combination that the Charter Amendment Proposal be approved.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.
•	change Sandbridge’s name to “Owlet, Inc.”;
•
increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 111,000,000 shares, consisting of 110,000,000 shares of common stock, including 100,000,000 shares of Class A common stock, and 10,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, to 1,100,000,000 shares, consisting of 1,000,000,000 shares of Class A common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share;

•	to remove the provision renouncing the corporate opportunity doctrine;
•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock to amend or repeal certain provisions of the Proposed Charter;
•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to remove a director from office;
•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock to adopt, amend or repeal the Proposed Bylaws; and
•	eliminate certain provisions specific to Sandbridge’s status as a blank check company.
Reasons for the Approval of the Charter Amendment Proposal
In the judgment of the Sandbridge Board, the Proposed Charter is necessary to address the needs of the post-combination company. In particular:
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the greater number of authorized shares of capital stock is desirable for New Owlet to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits; and

•
the provisions that relate to the operation of Sandbridge as a blank check company prior to the consummation of its initial business combination will not be applicable to New Owlet (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Sandbridge Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Sandbridge common stock entitled to vote thereon, voting together as a single class.

Recommendation of the Sandbridge Board of Directors
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.
The existence of financial and personal interests of one or more of Sandbridge’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “The Business Combination Proposal – Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER AMENDMENT PROPOSALS
Overview
In connection with the Business Combination, Sandbridge is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, Sandbridge is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Sandbridge or the Sandbridge Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Sandbridge Board, these provisions are necessary to adequately address the needs of the post-combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal).
Advisory Charter Amendment Proposals
Advisory Charter Amendment Proposal	Sandbridge Current Charter/Bylaws	Proposed Charter/Bylaws
Advisory Proposal A – Changes in Authorized Capital Stock
Under the Current Charter, Sandbridge is currently authorized to issue 111,000,000 shares of capital stock, consisting of (a) 110,000,000 shares of common stock, including 100,000,000 shares of Sandbridge Class A common stock, par value $0.0001 per share, and 10,000,000 shares of Sandbridge Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Under the Proposed Charter, New Owlet will be authorized to issue 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of New Owlet Class A common stock, par value $0.0001 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share.

Advisory Proposal B – Takeovers by Interested Stockholders
Under the Current Charter, Sandbridge elects not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but has other similar restrictions regarding takeovers by interested stockholders.
Under the Proposed Charter, New Owlet would be governed by Section 203 of the DGCL.

Advisory Proposal C – Required Vote to Amend the Charter
The Current Charter provides that the Current Charter may be amended in accordance with Delaware law; provided that, (i) as long as any shares of class B common stock remain outstanding, Sandbridge will not amend the Current Charter if such amendment would alter the rights of the class B common stock without the prior vote or written consent of the holders of a majority of the shares of class B common stock then

Under the Proposed Charter, in addition to any vote required by Delaware law, the Proposed Charter requires the affirmative vote of at least two-thirds (66 and 2/3%) of the voting power of the outstanding shares to amend, alter, repeal or rescind Part B of Article IV, Article V, Article VI, Article VII, Article VIII and Article IX.

Advisory Charter Amendment Proposal	Sandbridge Current Charter/Bylaws	Proposed Charter/Bylaws

outstanding, voting separately as a single class, (ii) prior to the closing of an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to director elections may only be amended by a resolution passed by holders of a majority of the shares of outstanding class B common stock, and (iii) prior to an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.

Advisory Proposal D – Required Vote to Remove Directors
The Current Charter permits the removal of a director only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

The Proposed Charter permits the removal of a director only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the outstanding shares entitled to vote at an election of directors.

Advisory Proposal E – Required Vote to Amend the Bylaws
Under the Current Charter, the Sandbridge Board is expressly authorized to adopt, alter, amend or repeal the Bylaws by the affirmative vote of a majority of the Sandbridge Board. The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of Sandbridge entitled to vote generally in the election of directors, voting together as a single class.

Under the Proposed Charter, the New Owlet Board is expressly authorized to adopt, alter, amend or repeal the Bylaws in accordance with Delaware law; provided that, in addition to any vote required by Delaware law, the adoption, amendment or repeal of the Bylaws by New Owlet stockholders will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote generally in an election of directors.

Advisory Proposal F – Other Changes In Connection With Adoption of the Proposed Organizational Documents	The Current Charter includes provisions related to Sandbridge’s status as a blank check company prior to the consummation of a business combination.
The Current Charter does not include such provisions related to Sandbridge’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as Sandbridge will cease to be a blank check company at such time.

Reasons for Approval of the Advisory Charter Amendment Proposals
Advisory Charter Amendment Proposal A – Changes in Authorized Capital Stock
The Proposed Charter is intended to provide adequate authorized capital stock to (i) accommodate the issuance of shares of New Owlet Class A common stock as part of the consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Owlet stock if determined by the New Owlet Board to be in the best interests of New Owlet after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Advisory Charter Amendment Proposal B – Corporate Opportunity Doctrine Waiver
The Sandbridge Board believes that the removal of the corporate opportunity doctrine provisions ensures that directors, officers and controlling stockholders may not to take advantage of opportunities beneficial to New Owlet for themselves without first disclosing the opportunity to New Owlet and giving the New Owlet Board the opportunity to pursue or decline the opportunity on behalf of New Owlet.
Advisory Charter Amendment Proposal C – Required Vote to Amend the Charter
The Sandbridge Board believes that it is important to require a supermajority vote of the total voting power of the then outstanding shares of New Owlet stock, voting together as a single class, in order to amend provisions in the Proposed Charter.
Advisory Charter Amendment Proposal D – Removal of Directors
The Sandbridge Board believes that increasing the percentage of voting power required to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic change in control of the New Owlet Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New Owlet Board, avoid costly takeover battles, reduce the New Owlet Board’s vulnerability to a hostile change of control and enhance the ability of the New Owlet Board to maximize shareholder value in connection with any unsolicited offer to acquire New Owlet.
Advisory Charter Amendment Proposal E – Required Vote to Amend the Bylaws
The Sandbridge Board believes that the supermajority voting requirement described in Advisory Charter Amendment Proposal C is appropriate to protect all stockholders of New Owlet. The Sandbridge Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination. The Sandbridge Board further believes that going forward, a supermajority voting requirement encourages any person seeking control of New Owlet to negotiate with the New Owlet Board to reach terms that are appropriate for all stockholders.
Advisory Charter Amendment Proposal F – Other Changes In Connection With Adoption of the Proposed Organizational Documents
The Proposed Charter will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of Sandbridge’s operations should Sandbridge not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Current Charter) because following the consummation of the Merger, New Owlet, will not be a blank check company.
Vote Required for Approval
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of the Sandbridge Board of Directors
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The existence of financial and personal interests of one or more of Sandbridge’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “The Business Combination Proposal – Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion.

THE NYSE PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New Owlet common stock to the stockholders of Owlet pursuant to the Transactions.
Why Sandbridge Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.
Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued to acquire a business is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of common stock issuable pursuant to the Transactions will represent more than 20% of the number of shares of Sandbridge common stock outstanding before such issuance and could result in a change of control of Sandbridge. As a result, stockholder approval of the issuance of shares of common stock pursuant to the Transactions is required under the NYSE regulations.
In connection with the Transactions, the Company may issue (i) 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors, and (ii) an aggregate of up to 102,500,000 shares of New Owlet common stock to existing Owlet equityholders pursuant to the terms of the Business Combination Agreement.
Vote Required for Approval
If the Business Combination Proposal is not approved, the NYSE Proposal will not be presented at the Special Meeting. The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Failure to submit a proxy at the Special Meeting or a broker non-vote will have no effect on the NYSE Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes against this proposal.
The Business Combination is conditioned upon the approval of the NYSE Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the NYSE Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.
Sandbridge’s Sponsor and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the NYSE Proposal. See “Related Agreements – Sponsor Letter Agreement” for more information.
Recommendation of the Sandbridge Board of Directors
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.
The existence of financial and personal interests of one or more of Sandbridge’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “The Business Combination Proposal – Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE AWARD PLAN PROPOSAL
Sandbridge is asking its stockholders to approve by ordinary resolution the Owlet, Inc. 2021 Incentive Award Plan (the “2021 Plan”) and the material terms thereunder. The Sandbridge board of directors approved the 2021 Plan, prior to the Sandbridge special meeting, subject to shareholder approval at the Sandbridge special meeting. The 2021 Plan became effective as of the date it was adopted by the Sandbridge board of directors, subject to approval by the Sandbridge stockholders.
The 2021 Plan is described in more detail below. A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D.
The 2021 Plan
The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The Sandbridge board of directors believes that equity awards are necessary for Owlet to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees.
Summary of the 2021 Plan
This section summarizes certain principal features of the 2021 Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Plan.
Eligibility and Administration
Options, restricted stock units and other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs. Following the Business Combination, New Owlet is expected to have approximately 200 employees and seven non-employee directors who will be eligible to receive awards under the 2021 Plan.
The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers.
Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan.
Shares Available for Awards
Under the 2021 Plan, 18,144,695 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash based awards. The number of shares of common stock initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares of common stock represented by awards outstanding under the Owlet Baby Care Inc. 2014 Incentive Award Plan, as amended, that become available for issuance under the counting provisions described below following the effective date (up to shares in the aggregate) and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of common stock as determined by our board of directors or applicable committee; provided, however, that no more than 136,085,217 shares of common stock may be issued upon the exercise of incentive stock options.
The following counting provisions will be in effect for the share reserve under the 2021 Plan:
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to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2021 Plan; and
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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

The 2021 Plan also provides that the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $1,000,000.
Types of Awards
The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance bonus awards, performance stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
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Nonstatutory Stock Options, or NSOs, provide for the right to purchase shares of our common stock at a specified price that may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends will not be released until restrictions are removed or expire.
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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. Cash dividends will not reduce the number of shares available for issuance under the 2021 Plan. In addition, dividend equivalents with respect to an award subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Equity Restructuring; Corporate Transactions; Change in Control
In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.
In the event of certain corporate transactions, including a Change in Control, the administrator may provide for the cancellation of awards for an amount in cash or other property equal to the amount that would have been obtained upon the exercise or settlement of the vested portion of the applicable award; that awards will vest and become exercisable; that awards will be assumed or substituted for, with appropriate adjustments, by the successor or a parent or subsidiary thereof; that awards will be adjusted or replaced with other rights or property; or that awards will terminate and cannot vest after the applicable event.
In the event of a Change in Control, unless the administrator elects to terminate an award in exchange for cash, rights or property or cause an award to become fully vested and exercisable prior to the Change in Control, the award will continue or be assumed and, if the successor refuses to assume or substitute for the award, the administrator shall cause the award to become fully vested and exercisable prior to the transaction and, to the extent unexercised upon the consummation of the transaction, to terminate in exchange for cash, rights or other property.
Amendment and Termination
The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule) and must obtain participant consent in certain circumstances. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional shareholder approval.
No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.
Foreign Participants, Claw-back Provisions, Transferability and Participant Payments
The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.
United States Federal Income Tax Consequences
The following summary is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences. Actual tax consequences to participants in the 2021 Plan may be either more or less favorable than those described below depending on the participants’ particular circumstances. State and local tax consequences may in some cases differ from the U.S. federal income tax consequences. The following summary of the income tax consequences in respect of the 2021 Plan is for general information only. Interested parties should consult their own advisors as to the specific tax consequences of their awards, including the applicability and effect of state, local and foreign laws.
Incentive Stock Options
No income will be recognized by a participant for United States federal income tax purposes upon the grant or exercise of an incentive stock option under the 2021 Plan. The basis of shares transferred to a participant upon exercise of an incentive stock option is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the option, the participant generally will recognize capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. Any additional gain realized by the participant upon the disposition will be a capital gain. The excess of the fair market value of shares received upon the exercise of an incentive stock option over the option price for the shares is an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an incentive stock option, a participant may be subject to alternative minimum tax as a result of the exercise.
Nonstatutory Stock Options
No income is expected to be recognized by a participant for United States federal income tax purposes upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. Income recognized upon the exercise of a nonstatutory stock option will be considered compensation subject to withholding at the time the income is recognized, and, therefore, the participant’s employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. Nonstatutory stock options are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.
Stock Appreciation Rights
There is expected to be no United States federal income tax consequences to either the participant or the employer upon the grant of SARs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.
Restricted Stock
If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), the participant will not recognize income for United States federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award pursuant to Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for United States federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on such date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below. If a Section 83(b) election is made within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock.
Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant made an election under Section 83(b) of the Code. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant’s income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and not freely transferable, within the meaning of Section 83 of the Code, the participant will recognize ordinary income for United States federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefor. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income with respect to the restricted shares, subject to the deduction limitations described below.
Restricted Stock Units
There generally will be no United States federal income tax consequences to either the participant or the employer upon the grant of restricted stock units. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of common stock in payment of the restricted stock units in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.
Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid with respect to an award in an amount equal to the cash and the fair market value of any common stock the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.
Stock Awards
If a participant receives a stock award in lieu of a cash payment that would otherwise have been made, the participant generally will be taxed as if the cash payment has been received, and the employer will have a deduction in the same amount.
Limitation on the Employer’s Compensation Deduction
Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.
Excess Parachute Payments
Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the 2021 Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.
Application of Section 409A of the Code
Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving nonstatutory deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted nonstatutory stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.
The awards made pursuant to the 2021 Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the 2021 Plan are not exempt from coverage. However, if the 2021 Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the 2021 Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.
The 2021 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.
New Plan Benefits
Grants under the 2021 Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the 2021 Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Interests of Certain Persons in this Proposal
Sandbridge’s directors and executive officers may be considered to have an interest in the approval of the 2021 Plan because they may in the future receive awards under the 2021 Plan. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the 2021 Plan.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Company’s adoption of Owlet, Inc. 2021 Incentive Award Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”
Vote Required for Approval
If the Business Combination Proposal is not approved, the Incentive Award Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by the Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Board’s Recommendation
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

THE ESPP PROPOSAL
Overview
Sandbridge is asking its stockholders to approve by ordinary resolution and adopt the Owlet, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The Sandbridge board of directors approved the ESPP, prior to the Sandbridge special meeting, subject to stockholder approval at the Sandbridge special meeting. The ESPP became effective as of the date it was adopted by the Sandbridge board of directors, subject to approval by Sandbridge stockholders.
The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.
The ESPP
The ESPP is designed to allow eligible employees of Owlet to purchase shares of Owlet common stock with their accumulated payroll deductions. The ESPP is divided into two components: the “Section 423 Component” and the “Non-Section 423 Component”. The Section 423 Component is intended to qualify under Section 423 of the Code. The Non-Section 423 Component is not intended to qualify under Section 423 of the Code and will be used to grant stock options to certain non-U.S. employees and certain U.S. employees who are employed by certain of our subsidiaries which are not corporations. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist such employees in acquiring a stock ownership interest in Owlet, to help such employees provide for their future security and to encourage such employees to remain in the employment of Owlet. The Sandbridge board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.
Summary of the ESPP
This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.
Administration
Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administration.
Shares Available for Awards
The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 1,814,469 shares of common stock and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 26,083,000 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility
Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation
Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.
Offering
Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.
The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments
In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination
Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining shareholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Material United States Federal Income Tax Consequences
The following is a general summary under current law of the principal United States federal income tax consequences related to the purchase of shares under the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. As such, tax consequences for employees participating in the Non-Section 423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
The Section 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, assuming it so qualifies, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and Owlet will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and Owlet will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.
Interests of Certain Persons in this Proposal
Sandbridge’s executive officers may be considered to have an interest in the approval of the ESPP because they may in the future receive awards under the ESPP. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers by adopting the ESPP.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Owlet, Inc. 2021 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.”
Vote Required for Approval
If the Business Combination Proposal is not approved, the ESPP Proposal will not be presented at the Special Meeting. The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the Sandbridge stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Board’s Recommendation
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Sandbridge’s Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Award Plan Proposal or the ESPP Proposal, or if holders of Sandbridge Class A common stock have elected to redeem an amount of Sandbridge Class A common stock such that Sandbridge would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied. In no event will the Sandbridge Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Sandbridge’s stockholders, the Sandbridge Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, the Incentive Award Plan Proposal or the ESPP Proposal, or if holders of Sandbridge Class A common stock have elected to redeem an amount of Sandbridge Class A common stock such that Sandbridge would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by September 17, 2022 or during any stockholder-approved extension period (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the Sandbridge stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon, regardless of whether a quorum is present.
Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Required Transaction Proposals are not conditioned upon the approval of the Adjournment Proposal.
The Sponsor and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Related Agreements - Sponsor Letter Agreement” for more information.
Recommendation of the Sandbridge Board of Directors
THE SANDBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SANDBRIDGE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Sandbridge’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Sandbridge and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For instance, ownership of founder shares by Mr. Toubassy, Mr. De Sole and Mr. Goss, our independent directors, may create a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination, and in determining the terms on which we are willing to consummate such a transaction. See “The Business Combination Proposal – Interests of Sandbridge’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Sandbridge is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Sandbridge and Owlet Baby Care Inc. (“Owlet”) adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 ‘Amendments to Financial Disclosure about Acquired and Disposed Businesses.’ Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
The historical financial information of Sandbridge was derived from the restated financial statements for the period from June 23, 2020 (inception) to December 31, 2020, and from the financial statements as of and for the three months ended March 31, 2021, respectively, which are included elsewhere in this proxy statement/prospectus. The historical financial information of Owlet was derived from the unaudited interim condensed consolidated financial statements of Owlet as of and for the three months ended March 31, 2021, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Sandbridge’s and Owlet’s financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sandbridge”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Owlet” and other financial information included elsewhere in this proxy statement/prospectus.
The Business Combination will be accounted for as a reverse recapitalization, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Under the guidance in ASC 805, Sandbridge is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Owlet.
Owlet expects to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•	Owlet stockholders will have the largest voting interest in the post-combination company;
•	the board of directors of the post-combination company will have up to nine members, and Owlet will have the ability to nominate the majority of the members of the board of directors;
•	Owlet management will continue to hold executive management roles for the post-combination company and be responsible for the day-to-day operations;
•	the post-combination company will assume the Owlet name;
•	the post-combination company will maintain the current Owlet headquarters; and
•	the intended strategy of the post-combination entity will continue Owlet’s current strategy of product development and market penetration.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the unaudited historical balance sheet of Sandbridge and the historical consolidated unaudited balance sheet of Owlet on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the restated historical audited statement of operations of Sandbridge for the period from its inception on June 23, 2020 to December 31, 2020 and the historical consolidated audited statement of operations of Owlet for the year ended December 31, 2020 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the historical unaudited statement of operations of Sandbridge for the three months ended March 31, 2021 and the historical unaudited condensed consolidated statement of operations of Owlet for the three months ended March 31, 2021 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The transaction accounting adjustments are based on the information currently available and the assumptions and estimates underlying the transaction accounting adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Owlet will incur additional costs after the Business Combination in order to satisfy its obligations as an SEC reporting public company.
Description of the Business Combination
On February 15, 2021 Owlet entered into the Business Combination Agreement with Sandbridge and Project Olympus Merger Sub, Inc. (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Owlet, with Owlet surviving the Merger. Owlet will become a wholly owned subsidiary of Sandbridge and Sandbridge will immediately be renamed “Owlet, Inc.” Upon the consummation of the Business Combination, Owlet’s equityholders will receive or have the right to receive shares of New Owlet common stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio based on the terms of the Business Combination Agreement. Accordingly, an estimated 90,466,363 shares of New Owlet common stock will be immediately issued and outstanding, based on Owlet’s capital stock (including Owlet convertible notes and warrants on an as converted net-exercise basis, as applicable) balance as of May 28, 2021, and an estimated 11,171,429 shares will be reserved for the potential future issuance of New Owlet common stock upon the exercise of Owlet stock options based on the following transactions contemplated by the Business Combination Agreement:
•
the cancellation of each issued and outstanding share of Owlet common stock (including shares of Owlet common stock resulting from the deemed conversion of Owlet redeemable convertible preferred stock and outstanding unvested restricted shares of Owlet common stock) and the conversion into the right to receive a number of shares of New Owlet common stock shares equal to the Exchange Ratio;

•
the assumed net share settlement of all outstanding Owlet warrants in accordance with their respective terms into the right to receive a number of shares of New Owlet common stock equal to the Exchange Ratio; and

•
the conversion of all outstanding Owlet options into options exercisable for shares of New Owlet common stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the Exchange Ratio, and assuming no cash elections by holders of Owlet options.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Sandbridge’s public stockholders of shares of Sandbridge’s public shares for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing Date) in the Trust Account:
•
Assuming No Redemption: This presentation assumes that no public stockholders of Sandbridge exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•
Assuming Maximum Redemption: This presentation assumes 7,000,000 of the public shares are redeemed for their pro rata share of the funds in Trust Account for aggregate redemption payments of $70.0 million. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the Closing, Sandbridge will have a minimum of $140.0 million in cash comprising the cash held in the Trust Account after deducting (x) amounts payable for Sandbridge share redemptions and (y) deferred underwriting commissions held in the Trust Account and Sandbridge’s expenses incurred in connection with the transactions contemplated by the Business Combination Agreement and Sandbridge’s operations (such commissions and expenses estimated to be $20.0 million), but excluding the PIPE Investment Amount actually received by Sandbridge prior to or substantially concurrent with the Closing. This scenario is based on satisfaction of the Minimum Available Sandbridge Cash Amount condition.

Other Related Events in Connection with the Business Combination
Other related events that are contemplated to take place in connection with the Business Combination are summarized below:
•	The issuance and sale of 13,000,000 shares of Sandbridge common stock at a purchase price of $10.00 per share for an aggregate purchase price of $130.0 million pursuant to the PIPE Investment; and
•
Of the shares of Sandbridge Class A common stock beneficially owned by the Sponsor as of the Closing, 1,403,750 shares will vest at such time as a $12.50 stock price level is achieved and 1,403,750 will vest at such time as a $15.00 stock price level is achieved, in each case, on or before the fifth anniversary of the Closing of the Business Combination. The “stock price level” will be considered achieved only (a) when the closing price of a share of New Owlet common stock on the NYSE is greater than or equal to the applicable price for any 20 trading days within a 30 trading day period or (b) the price per share of New Owlet common stock paid in a Sandbridge Sale is greater than or equal to the applicable price. Founder shares subject to vesting pursuant to the above terms that do not vest in accordance with such terms shall be forfeited. As the vesting event has not yet been achieved, these shares of Sandbridge Class A common stock, which will be issued and outstanding, are treated as contingently recallable in the pro forma financial information.

•
The accounting treatment of the shares of New Owlet common stock beneficially owned by the Sponsor but subject to vesting is expected to be recognized at fair value upon the closing of the Business Combination and expected to be classified in stockholders' equity. The unaudited pro forma condensed combined financial information does not reflect pro forma adjustments related to the recognition of these shares because there is no net impact on additional paid in capital on a pro forma combined basis. We expect to finalize our assessment of the accounting treatment prior to the Closing.

•
The accounting treatment of Sandbridge’s public and private warrants assumes they are liability classified instruments which will be recognized at fair value upon the Closing and remeasured to fair value at each balance sheet date in future reporting periods with changes in fair value recorded in the New Owlet consolidated statement of operations. We expect to finalize our assessment of the accounting treatment prior to the Closing.

•
The 2,807,500 shares of New Owlet common stock represent shares of New Owlet Common stock that the Sponsor, the independent directors and an advisor of Sandbridge will receive upon conversion of the Sandbridge Class B common stock. These shares are currently included in Sandbridge's equity as they are included in the 5,750,000 shares given to the Sponsor and related parties.

•
The 9,533,637 shares of New Owlet common stock represent underlying outstanding New Owlet option awards on a net exercise basis. Although these shares are currently included in Owlet's equity, a portion of these shares are subject to cash settlement upon valid elections made by the holders of Owlet's vested options pursuant to and contingent on the successful completion of the Business Combination. The unaudited pro forma condensed combined financial statements assume no elections are made to settle Owlet option awards through a cash settlement. If these shares are settled with cash, the underlying option awards will be recognized as liabilities at fair value with changes in fair value recorded in the New Owlet consolidated statement of operations.

The following summarizes the pro forma shares of New Owlet common stock issued and outstanding immediately after the Business Combination:
	No Redemption (Shares)%		MaximumRedemption (Shares)%
Owlet equityholders(1)	90,466,363	68.4%	90,466,363	72.2%
Sandbridge’s public stockholders	23,000,000	17.4%	16,000,000	12.8%
Sponsor & related parties(2)	5,750,000	4.4%	5,750,000	4.6%
PIPE Investors	13,000,000	9.8%	13,000,000	10.4%
Pro Forma New Owlet Common Stock at Closing	132,216,363	100%	125,216,363	100%
(1)	Excludes 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis.
(2)
Represents the shares of New Owlet common stock the Sponsor and the independent directors and an advisor of Sandbridge will receive upon conversion of the Sandbridge Class B common stock at Closing. Of such shares, 2,807,500 shares of New Owlet common stock will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2021
(In thousands)
			Assuming No Redemptions			Assuming Maximum Redemptions
	Sandbridge (historical)	Owlet Baby Care, Inc. (historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current Assets:
Cash and Cash Equivalents	$827	$12,811	$230,090	(1)		$230,090	(1)
			130,000	(2)		130,000	(2)
			(35,000)	(3)	338,728	(35,000)	(3)
						(70,000)	(4b)	268,728
Accounts receivable, net		12,769			12,769			12,769
Inventory		10,583			10,583			10,583
Capitalized transaction costs		3,160	(3,160)	(12)		(3,160)	(12)
Prepaid expenses and other current assets	287	1,612	(522)	(3)	1,377	(522)	(3)	1,377
Total Current Assets	$1,114	$40,935	$321,408		$363,457	$251,408		$293,457
Cash and marketable securities held in trust account	230,090	—	(230,090)	(1)	—	(230,090)	(1)	—
Property and equipment, net		1,599			1,599			1,599
Intangible assets, net		590			590			590
Other noncurrent assets		189			189			189
Total assets	$231,204	$43,313	$91,318		$365,835	$21,318		$295,835
Liabilities, redeemable convertible preferred stock, and stockholders' deficit
Current Liabilities:
Accounts payable		19,341	(522)	(3)	18,819	(522)	(3)	18,819
Accrued and other expenses	3,456	10,440			13,896			13,896
Deferred revenues		1,573			1,573			1,573
Line of credit		12,500			12,500			12,500
Related party convertible notes payable, current portion		7,019	(7,019)	(7)	—	(7,019)	(7)
Long-term debt, current portion		3,563			3,563			3,563
Total current liabilities	$3,456	$54,436	$(7,541)		$50,351	$(7,541)		$50,351
Deferred rent, net of current portion		301			301			301
Long-term deferred revenues, net of current portion		152			152			152
Long-term debt, net of current portion		8,416			8,416			8,416
Preferred stock warrant liability		7,601	(7,601)	(8)		(7,601)	(8)
Warrant liability	18,462				18,462			18,462
Other long-term liabilities		13			13			13
Deferred underwriting fee payable	8,050		(8,050)	(3)	—	(8,050)	(3)	—
Total liabilities	$29,968	$70,919	$(23,192)		$77,695	$(23,192)		$77,695

			Assuming No Redemptions			Assuming Maximum Redemptions
	Sandbridge (historical)	Owlet Baby Care, Inc. (historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Commitments and contingencies
Redeemable convertible series A and series A-1 preferred stock		23,652	(23,652)	(9)	—	(23,652)	(9)	—
Redeemable convertible series B and series B-1 preferred stock		23,536	(23,536)	(9)	—	(23,536)	(9)	—
Class A common stock subject to redemption	196,236		(196,236)	(4a)	—	(196,236)	(4a)	—
Stockholders' equity (deficit)
Class A common stock		1	1	(2)		1	(2)
			2	(4a)		2	(4a)
			10	(5)		10	(5)
			1	(11)		1	(11)
			(9)	(10)	6	(9)	(10)
						(1)	(4b)	5
Class B common stock	1		(1)	(11)	—	(1)	(11)	—
Additional paid-in capital	11,729	4,780	129,999	(2)		129,999	(2)
			(12,225)	(3)		(12,225)	(3)
			196,234	(4a)		196,234	(4a)
			(10)	(5)		(10)	(5)
			(6,370)	(6)		(6,370)	(6)
			7,019	(7)		7,019	(7)
			7,601	(8)		7,601	(8)
			1,000,000	(10)		1,000,000	(10)
			(999,991)	(10)		(999,991)	(10)
			47,188	(9)		47,188	(9)
						(69,999)	(4b)
			(3,160)	(12)	382,434	(3,160)	(12)	312,435
Accumulated deficit	(6,730)	(79,575)	6,370	(6)		6,370	(6)
			(14,725)	(3)	(94,300)	(14,725)	(3)	(94,300)
Total stockholders' equity (deficit)	$5,000	$(74,794)	$357,934		$288,140	$287,935		$218,135
Total liabilities, redeemable convertible preferred stock, redeemable common stock, and stockholders' equity (deficit)	$231,204	$43,313	$91,318		$365,835	$21,318		$295,835

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2021
(In thousands, except per share amounts)
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2021			For the Three Months Ended March 31, 2021
	Sandbridge (historical)	Owlet Baby Care, Inc. (historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
Revenues		$21,911			$21,911			$21,911
Cost of revenues		(9,228)			(9,228)			(9,228)
Gross profit		12,683			12,683			12,683
Operating expenses:
General and administrative	3,588	5,981			9,569			9,569
Sales and marketing		6,118			6,118			6,118
Research and development		3,432			3,432			3,432
Total operating expenses	3,588	15,531			19,119			19,119
Other income (expense):
Interest expense		(417)	85	(2A)	(332)	85	(2A)	(332)
Interest income		—			—			—
Preferred stock warrant liability mark to market		(4,608)	4,608	(3A)		4,608	(3A)
Warrant liability mark to market	5,068				5,068			5,068
Other income (expenses), net	37	21	(37)	(1A)	21	(37)	(1A)	21
Total other income (expense), net	5,105	(5,004)	4,656		4,757	4,656		4,757
Income (loss) before income tax provision	1,517	(7,852)	4,656		(1,679)	4,656		(1,679)
Income tax provision	—	(5)		(4A)	(5)		(4A)	(5)
Net income (loss)	$1,517	$(7,857)	$4,656		$(1,684)	$4,656		$(1,684)
Net income (loss) per share attributable to common stockholders, Class A redeemable common stock, basic and diluted.	$—	$(0.73)	$—		$(0.01)	$—		$(0.01)
Net income per share attributable to common stockholders, Class B non-redeemable common stock, basic and diluted	$0.26	$—	$—		$—	$—		$—
Weighted-average number of shares outstanding of Class A redeemable common stock used to compute net loss per share attributable to common stockholders, basic and diluted	23,000,000	10,828,882	89,829,981	(5A)	129,408,863	(7,000,000)	(6A)	122,408,863
Weighted-average number of shares outstanding of Class A and Class B non-redeemable common stock used to compute net loss per share attributable to common stockholders, basic and diluted.	5,750,000

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2020
(In thousands, except per share amounts)
	June 23, 2020 (inception) to December 31, 2020	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020			For the Year Ended December 31, 2020
	(As Restated) Sandbridge (historical)	Owlet Baby Care, Inc. (historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
Revenues		$75,403			$75,403			$75,403
Cost of revenues		39,526			39,526			39,526
Gross profit		35,877			35,877			35,877
Operating expenses:
General and administrative	480	13,140			13,620			13,620
Sales and marketing		19,263			19,263			19,263
Research and development		10,465			10,465			10,465
Total operating expenses	480	42,868			43,348			43,348
Other income (expense):
Interest expense		(1,420)	434	(2A)	(986)	434	(2A)	(986)
Interest income		38			38			38
Preferred stock warrant liability mark to market		(1,952)	1,952	(3A)		1,952	(3A)
Warrant liability mark to market	(7,240)				(7,240)			(7,240)
Other income (expenses), net	(527)	(176)	(53)	(1A)	(756)	(53)	(1A)	(756)
Total other income (expense), net	(7,767)	(3,510)	2,333		(8,944)	2,333		(8,944)
Loss before income tax provision	(8,247)	(10,501)	2,333		(16,415)	2,333		(16,415)
Income tax provision		(20)		(4A)	(20)		(4A)	(20)
Net loss	$(8,247)	$(10,521)	$2,333		$(16,435)	$2,333		$(16,435)
Net loss per share attributable to common stockholders, Class A redeemable common stock, basic and diluted .	$—	(0.98)	$—		(0.13)	$—		$(0.13)
Net loss per share attributable to common stockholders, Class B non-redeemable common stock, basic and diluted	$(1.51)	—	$—		$—	$—		$—
Weighted-average number of shares outstanding of Class A redeemable common stock used to compute net loss per share attributable to common stockholders, basic and diluted	23,000,000	10,693,984	90,279,796	(5A)	129,408,863	(7,000,000)	(6A)	122,408,863
Weighted-average number of shares outstanding of Class B non-redeemable common stock used to compute net loss per share attributable to common stockholders, basic and diluted.	5,435,083

Notes To Unaudited Pro Forma Condensed Combined Financial Information
1.	Basis of Presentation
The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under the guidance in ASC 805, Sandbridge is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Owlet issuing stock for the net assets of Sandbridge, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Owlet.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination and related transactions occurred on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and for the three months ended March 31, 2021 reflects pro forma effect of the Business Combination and related transactions as if they had been completed on January 1, 2020. These periods are presented on the basis of Owlet as the accounting acquirer.
The transaction accounting adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Sandbridge believes are reasonable under the circumstances. The unaudited transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments and it is possible the difference may be material. Sandbridge believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Sandbridge and Owlet.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing transaction accounting adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”), operations and financial position of the registrant as an autonomous entity (“Autonomous Entity Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Sandbridge has elected not to present Management’s Adjustments in the unaudited pro forma condensed combined financial information. Sandbridge and Owlet have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.
2.	Accounting Policies
Upon consummation of the Business Combination, management of New Owlet will perform a comprehensive review of the two entities’ accounting policies, including the accounting for the Sponsor Private Placement Warrants and Public Warrants. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.
The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Owlet’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2020.
3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.
Sandbridge and Owlet did not have any historical relationship prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.
The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021
The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:
(1)	Reflects the release of $230.1 million of cash held in Sandbridge’s Trust Account to cash and cash equivalents.
(2)
Reflects cash proceeds from the concurrent Private Placement in the amount of $130.0 million, consisting of 13,000,000 shares of New Owlet common stock with a par value of $0.0001, and corresponding offset to additional-paid-in-capital.

(3)
Reflects an adjustment of $35.0 million to reduce cash for transaction costs expected to be incurred by Sandbridge and Owlet in relation to the Business Combination and Private Placement, including advisory, banking, printing, legal and accounting services. $14.7 million was recorded to accumulated deficit as part of the Business Combination, $8.1 million was deferred related to underwriting commissions, and the remaining $12.2 million was determined to be equity issuance costs and offset to additional-paid-in-capital. In addition, adjustment reflects the elimination of $0.5 million in capitalized transaction costs, reflected in prepaid and other current assets.

(4a)	Reflects the reclassification of Sandbridge’s common stock subject to possible redemption into permanent equity when no stockholders exercise their redemption rights.
(4b)	Reflects the reclassification of Sandbridge’s common stock to possible redemption into permanent equity when maximum shares are subject to redemption.
(5)	Reflects the recapitalization of Owlet through issuance of common stock based on an Exchange Ratio of 2.050 shares of New Owlet common stock per share of Owlet common stock.
(6)
Reflects the elimination of Sandbridge’s historical accumulated deficit and a reduction to Sandbridge’s additional-paid-in-capital related to the excess of the merger consideration over the net monetary assets of Sandbridge.

(7)
Reflects the conversion of all of Owlet’s convertible promissory notes outstanding in the aggregate amount of $7.0 million, consisting of $6.5 million in principal and $0.5 million in accrued interest, to common stock and additional paid in capital.

(8)
Reflects the derecognition of Owlet’s preferred stock warrant liability, as well as a corresponding increase to additional-paid-in-capital to reflect the conversion of all outstanding warrants to purchase shares of Owlet’s redeemable convertible preferred stock becoming warrants to purchase shares of New Owlet common stock.

(9)
Reflects the derecognition of Owlet’s redeemable convertible preferred stock, as well as a corresponding increase to additional-paid-in-capital to reflect the conversion of all outstanding preferred stock to Owlet common stock.

(10)
Reflects merger consideration of $1.0 billion paid via the issuance of shares of common stock of Sandbridge valued at $10.00 per share issued to consummate the Business Combination, in exchange for outstanding shares of Owlet common stock.

(11)	Reflects the reclassification of Class B Sandbridge Common Stock to Class A Common Stock of New Owlet.
(12)	Reflects an elimination of incremental transaction costs in the amount of $3.1 million that were capitalized related to the business combination transaction.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2021
The unaudited pro forma condensed combined statement of operations include Transaction Accounting Adjustments. Sandbridge and Owlet did not have any historical relationship prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.
The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares outstanding at the closing of the Business Combination, assuming the Business Combination occurred on January 1, 2020.
The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the quarter ended March 31, 2021 are as follows:
(1A)	Elimination of interest income on the trust account.
(2A)	Reflects the elimination of interest expense and debt discount amortization on Owlet’s convertible debt.
(3A)	Elimination of the change in the fair value of Owlet's warrants.
(4A)
Reflects the net impact on income taxes resulting from an income tax provision attributable to application of the blended statutory tax rate of 0.29% to the adjustment related to reduction of interest expense incurred on Owlet debt, offset by the impact on the pro forma valuation allowance.

(5A)	Reflects the difference between the consolidated shares and the no redemption scenario.
(6A)	Reflects the difference between shares in the no redemption and maximum redemption scenario.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020
The unaudited pro forma condensed combined statement of operations include Transaction Accounting Adjustments. Sandbridge and Owlet did not have any historical relationship prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.
The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares outstanding at the closing of the Business Combination, assuming the Business Combination occurred on January 1, 2020.
The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:
(1A)	Elimination of interest income on the trust account.
(2A)	Reflects the elimination of interest expense and debt discount amortization on Owlet's convertible debt.
(3A)	Elimination of the change in the fair value of Owlet’s warrants.
(4A)
Reflects the net impact on income taxes resulting from an income tax provision attributable to application of the blended statutory tax rate of 0.13% to the adjustment related to reduction of interest expense incurred on Owlet debt, offset by the impact on the pro forma valuation allowance.

(5A)	Reflects the difference between the consolidated shares and the no redemption scenario.
(6A)	Reflects the difference between shares in the no redemption and maximum redemption scenario.

4.	Loss per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. Holders of Owlet common stock will receive shares of New Owlet common stock in an amount determined by application of the Exchange Ratio. In the maximum redemption scenario, this calculation eliminates 7.0 million of the public shares for the entire period.
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The 2,807,500 shares of New Owlet common stock beneficially owned by the Sponsor but subject to vesting are participating securities that contractually entitle the holders of such shares to participate in nonforfeitable dividends but does not contractually obligate the holders of such shares to participate in losses. The unaudited pro forma condensed combined statements of operations reflects a net loss for the period presented and, accordingly, no loss amounts have been allocated to such shares. These shares have also been excluded from basic and diluted pro forma net loss per share attributable to common stockholders as such shares of New Owlet common stock are contingently recallable until the vesting events have occurred.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption by Sandbridge’s public stockholders of shares of Sandbridge Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account as of the three months ended March 31, 2021 and the year ended December 31, 2020:
Sandbridge currently has 6,600,000 warrants. Each warrant entitles the holder to purchase one share of common stock at $11.50 per one share. These warrants are not exercisable until 30 days after the closing of the Business Combination. As the combined company is in a loss position in 2020 and during the three months ended March 31, 2021, any shares issued upon exercise of these warrants would have an anti-dilutive effect on earnings per share and, therefore, have not been considered in the calculation of pro forma net loss per common share.
(in thousands, except share and per share amounts)	For the Three Months Ended March 31, 2021		For the Year Ended December 31, 2020
	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	(1,684)	(1,684)	(16,435)	(16,435)
Weighted average shares outstanding of common stock(1)	129,408,863	122,408,863	129,408,863	122,408,863
Net loss per share (Basic and Diluted) attributable to common stockholders	$(0.01)	$(0.01)	$(0.13)	$(0.13)
(1)
Excludes 2,807,500 shares of New Owlet common stock that the Sponsor and the independent directors and an advisor of Sandbridge will receive upon conversion of Sandbridge Class B common stock at Closing that will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement. Excludes 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards on a net exercise basis as these options were outstanding and not exercised.

OTHER INFORMATION RELATED TO SANDBRIDGE
Introduction
Sandbridge is a blank check company incorporated on June 23, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Prior to executing the Business Combination Agreement, Sandbridge’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Initial Public Offering
Sandbridge has neither engaged in any operations nor generated any revenue to date. Based on Sandbridge’s business activities, Sandbridge is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On September 17, 2020, Sandbridge consummated its initial public offering of 23,000,000 units, including 3,000,000 units sold to the underwriters upon the underwriters’ election to partially exercise their over-allotment option. Each unit consists of one share of Sandbridge Class A common stock and one half of one public warrant. Each whole warrant entitles the holder thereof to purchase one share of Sandbridge Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating total gross proceeds, before expenses, of $230,000,000. Prior to the consummation of the initial public offering, on June 26, 2020, the Sponsor purchased 5,750,000 shares of Sandbridge Class B common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. In August 2020, the Sponsor transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy, Sandbridge’s director nominees, and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss, resulting in the Sponsor holding 5,615,000 founder shares. The number of founder shares issued was determined based on the expectation that the initial public offering would be a maximum of 23,000,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of Sandbridge Class A common stock under the initial public offering.
In connection with the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, Sandbridge consummated private sales of an aggregate of 6,600,000 private placement warrants, each exercisable to purchase one share of Sandbridge Class A common stock at an exercise price of $11.50 per share, to the Sponsor at a price of $1.00 per warrant, generating total gross proceeds of approximately $6,600,000. The private placement warrants are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Sandbridge, (ii) they (including the shares of Sandbridge Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Sandbridge completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they (including the shares of common stock issuable upon exercise of these warrants) will be entitled to registration rights.
Following the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, and the sale of the private placement warrants, $230,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay franchise and income taxes, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Sandbridge’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Sandbridge is unable to complete an initial business combination within 24 months from the closing of Sandbridge’s initial public offering. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2020, there was $230,053,249 in investments and cash held in the Trust Account.

Fair Market Value of Owlet’s Business
Sandbridge’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting commissions and net of amounts disbursed to management for taxes payable) at the time of signing a definitive agreement to enter into the Business Combination. Sandbridge will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Sandbridge Board determined that this test was met in connection with the proposed Business Combination.
PIMCO Private Funds and Sandbridge Fund Consent Right
In connection with Sandbridge’s initial public offering, Sandbridge agreed that it would not enter into a definitive agreement regarding an initial business combination without the prior written consent of the Sandbridge fund and the PIMCO private funds. Each of the Sandbridge fund and the PIMCO private funds have consented to our entry into the Business Combination Agreement.
Voting Restrictions in Connection with Stockholder Meeting
In connection with the execution of the Business Combination Agreement, the Sponsor and certain initial stockholders, directors and officers entered into a Sponsor Letter Agreement pursuant to which the Sponsor and each other holder of founder shares has agreed, among other things, (a) to appear at the Special Meeting or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) to vote (or execute a written consent), or cause to be voted (or consent to be granted) any Sandbridge common stock and founder shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (d) to vote (or execute a written consent) or cause to be voted (or consent to be granted) any Sandbridge common stock or founder shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (e) not redeem any shares of founder shares owned by it, him or her in connection with the stockholder approval. Pursuant to the Sponsor Letter Agreement, a percentage of Sandbridge Class A common stock held by the Sponsor shall be subject to certain time and performance-based vesting provisions. For additional information, see “Related Agreements — Sponsor Letter Agreement.”
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Sandbridge or its securities, the initial stockholders, Owlet and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, or (ii) increase the likelihood that the Minimum Available Sandbridge Cash Amount is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Sandbridge’s initial stockholders for nominal value.
Liquidation if No Business Combination
Sandbridge has until September 17, 2022, or during any stockholder-approved extension period to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Sandbridge will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Sandbridge’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Sandbridge’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if Sandbridge fails to complete its initial business combination by September 17, 2022, or during any stockholder-approved extension period.
In connection with the execution of the Business Combination Agreement, the Sponsor and initial stockholders and its other directors and officers as of the time of the initial public offering have entered into the Sponsor Letter Agreement, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares.
The Sponsor and Sandbridge’s officers and directors have also agreed, pursuant to a written agreement with Sandbridge, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Sandbridge’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by September 17, 2022 or with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless Sandbridge provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Sandbridge to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares. However, Sandbridge may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
Sandbridge expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay its taxes, Sandbridge may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If Sandbridge was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Sandbridge cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, Sandbridge’s plan of dissolution must provide for all claims against it to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before it makes any distribution of its remaining assets to Sandbridge’s stockholders. While Sandbridge intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although Sandbridge will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Sandbridge’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Sandbridge’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Sandbridge than any alternative. Examples of possible instances where Sandbridge may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Sandbridge is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Sandbridge and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Sandbridge if and to the extent any claims by a third party (other than its independent registered accounting firm) for services rendered or products sold to Sandbridge, or a prospective target business with which Sandbridge has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share; or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay Sandbridge’s franchise and income taxes, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Sandbridge’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Sandbridge has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Sandbridge believes that the Sponsor’s only assets are Sandbridge’s securities. Therefore, Sandbridge cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Sandbridge may not be able to complete the Business Combination, and Sandbridge’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Sandbridge’s officers or directors will indemnify Sandbridge for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share; or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay its franchise and income taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Sandbridge’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Sandbridge currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Sandbridge, it is possible that Sandbridge’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. Accordingly, Sandbridge cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.
Sandbridge will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with Sandbridge waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Sandbridge’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. Sandbridge has access to up to approximately $500,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Sandbridge liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
If Sandbridge files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Sandbridge’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Sandbridge cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Sandbridge files a bankruptcy petition or an involuntary bankruptcy petition is filed against Sandbridge that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Sandbridge’s stockholders. Furthermore, the Sandbridge Board may be viewed as having breached its fiduciary duty to Sandbridge’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Sandbridge cannot assure you that claims will not be brought against it for these reasons.
Sandbridge’s public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (i) the completion of Sandbridge’s initial business combination, and then only in connection with those shares of Sandbridge Class A common stock that such stockholder properly elected to redeem; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Sandbridge’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of its initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or (iii) in the event of the redemption of the public shares if Sandbridge does not complete its initial business combination by May 26, 2022. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Sandbridge seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Sandbridge for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
Sandbridge currently maintains its executive offices at 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067. The cost for this space is included in the $10,000 per month, until our initial business combination or our liquidation fee that Sandbridge pays an affiliate of the Sponsor for office space, utilities, administrative and support services. Sandbridge considers its current office space adequate for its current operations.
Employees
Sandbridge currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Sandbridge’s matters but they intend to devote as much of their time as they deem necessary to Sandbridge’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Sandbridge does not intend to have any full-time employees prior to the completion of its initial business combination.
Directors and Executive Officers
Sandbridge’s directors and executive officers are as follows:
Name	Age	Position
Ken Suslow	50	Chairman of the Board of Directors and Chief Executive Officer
Richard Henry	39	Chief Financial Officer
Joe Lamastra	60	Chief Operating Officer
Domenico De Sole	77	Director
Ramez Toubassy	48	Director
Jamie Weinstein	45	Director
Krystal Kahler	38	Director
Michael F. Goss	61	Director

Ken Suslow is our Chief Executive Officer and the Chairman of our board of directors. Mr. Suslow has served in these roles since our inception. Mr. Suslow is Founding Managing Partner at Sandbridge Capital, where he chairs the Investment Committee. Mr. Suslow has led Sandbridge Capital’s investments since its inception in 2013, including the majority buyout of Thom Browne, in which Sandbridge Capital fully divested its ownership position through a strategic sale to Ermenegildo Zegna Group. Mr. Suslow also led Sandbridge Capital’s investments in Rossignol, The RealReal, Farfetch and Youth To The People, among others. Mr. Suslow also serves as Chief Executive Officer and Chairman of the board of directors of Sandbridge X2 Corp. Prior to co-founding Sandbridge Capital, Mr. Suslow was Managing Director at The Strand Partners, the Los Angeles-based family office vehicle for William C. Powers, where Mr. Suslow advised and led investments in privately held consumer companies. Mr. Suslow serves on the boards of Hydrow, Inc., Youth To The People, Peach & Lily, Inc., and ILIA, Inc., is a Board Advisor to Rossignol’s apparel division and is the former Chairman of Thom Browne. Mr. Suslow has a B.A. from Pomona College and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Suslow’s significant experience managing a global consumer private equity fund, analyzing investments and advising companies in the consumer space make him well qualified to serve as a member of our board of directors.
Richard Henry is our Chief Financial Officer. Mr. Henry has served in this role since our inception. Mr. Henry is a Principal at Sandbridge Capital, where he is responsible for analyzing and executing new transactions. He is also active in monitoring the Sandbridge Consumer Funds’ existing portfolio investments. Mr. Henry also serves as Chief Financial Officer of Sandbridge X2 Corp. Prior to joining Sandbridge Capital, Mr. Henry was a Vice President with Credit Suisse in their Los Angeles and Asia coverage offices, where his responsibilities included originating, structuring and executing capital markets and M&A transactions. Previously, he was an analyst at Genesis Capital, an Atlanta-based investment and merchant banking firm. During his investment banking tenure, Mr. Henry executed a range of strategic transactions with a focus on the consumer sector. He currently serves on the boards of Mountain Origin Designs LLC (“Stio”) and BackJoy Orthotics LLC and is a board observer for Youth to the People. Mr. Henry graduated from the University of Georgia with a B.B.A. in Finance.
Joe Lamastra is our Chief Operating Officer. Mr. Lamastra has served in this role since our inception. Mr. Lamastra is Founding Managing Partner at Sandbridge Capital and a member of its Investment Committee. Mr. Lamastra also serves as Chief Operating Officer of Sandbridge X2 Corp. Since 1998, he also served as the Chief Executive Officer of T Capital Management, LLC, a private investment firm where he is a business and investing partner with Tommy Hilfiger. Mr. Lamastra was active in the 1992 initial public offering of Tommy Hilfiger Corporation (“THC”) on the NYSE, the 1998 $1.1 billion acquisition of Apparel International Holdings Ltd by THC, the 2006 acquisition of THC by Apax Partners and the 2010 sale of THC to PVH Corp. for approximately $3.0 billion. Prior to 1998, Mr. Lamastra was a partner and attorney at the law firm Graham Curtin P.A., where he specialized in mergers and acquisitions, tax and corporate transactions. Mr. Lamastra started his career as a Financial Analyst with The Amerivest Group. He also worked for Touche Ross & Company (now Deloitte) in its Tax Department concentrating on mergers, acquisitions, real estate, and other corporate transactions. Mr. Lamastra was also a member on the board of Thom Browne and on the Villanova University School of Business Dean’s Advisory Board. He currently serves on the University’s Provost Board. Mr. Lamastra has a J.D. from Seton Hall Law School and a B.S. in Finance from Villanova University.
Domenico De Sole is on our board of directors. Mr. De Sole has served in this role since our inception. Mr. De Sole is the co-founder of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors since its formation in 2005. During this time, Mr. De Sole also advised TPG Capital Advisors, LLC in connection with the repositioning and sale of Bally International AG. From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, a company he helped transform from an almost bankrupt monobrand company into one of the largest and most profitable luxury groups in the world, which included brands such as Bottega Veneta, Yves Saint Laurent, Balenciaga, Stella McCartney, Alexander McQueen and Sergio Rossi. Previously, Mr. De Sole practiced law at the firm Patton, Boggs and Blow. Mr. De Sole has served on numerous public and private company boards of directors, including his current roles as Chairman of Tom Ford International, LLC and a director of Sandbridge X2 Corp. and Pirelli & C. S.p.A.. He formerly served as Chairman of Sotheby’s, lead independent director of Telecom Italia S.p.A. and a director of Acamar Partners Acquisition Corp., Condé Nast, Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc. and Procter & Gamble. Mr. De Sole has been nominated to serve on the board of directors of Acamar Partners

Acquisition Corp. II and Brimstone Acquisition Holdings Corp. Mr. De Sole graduated from the University of Rome with a law degree and received an L.L.M. from Harvard Law School where he served as a member of the Dean’s Advisory Board. We believe that Mr. De Sole is well qualified to serve as a member of our board of directors based on his extensive background in the consumer and retail sectors, along with his broad leadership and operational experience.
Ramez Toubassy is on our board of directors. Mr. Toubassy has served in this role since our inception. Since September 2020, Mr. Toubassy has served in the role of Co-Founder and CEO of Spotlight Brands, a brand management platform that acquires intellectual property and relaunches business under an asset-light business model that strategically utilizes licensing, franchising and joint ventures to deliver growth. From May 2016 to September 2020, Mr. Toubassy served as President, Brands of Gordon Brothers, a global advisory, restructuring and investment firm, focusing on the acquisition, turnaround and sale of intellectual property assets, as well as providing valuation expertise for brand appraisals. Prior to joining Gordon Brothers, from April 2014 to May 2016, Mr. Toubassy was the Founding Partner of Blast-Off Brands, where he was involved in several branding and licensing projects, including serving as the Interim President of the Life is Good lifestyle brand and as the exclusive global licensing agent for Kodak. Before forming Blast-Off Brands, Mr. Toubassy spent over a decade leading Brand Sense Partners, LLC, a top global branding and licensing agency, most of that time serving as its President and Chief Executive Officer. At Brand Sense, Mr. Toubassy worked with a variety of notable brands, and also drove brand acquisition and operational efforts. Previously, Mr. Toubassy held various business development and licensing, principal and advisory roles at Indian Motorcycle International, LLC, Evolution Global Partners, Deutsche Bank and PricewaterhouseCoopers. Mr. Toubassy also serves on the board of directors of Sandbridge X2 Corp. Mr. Toubassy has a B.A. in economics from Pomona College and an M.B.A. from the Stanford Graduate School of Business. Mr. Toubassy is a member of the Young Presidents’ Organization. We believe that Mr. Toubassy is well qualified to serve as a member of our board of directors based on his extensive background in the consumer and retail sectors, along with his broad leadership and operational experience.
Jamie Weinstein is on our board of directors. Mr. Weinstein has served in this role since our inception. Mr. Weinstein has been a managing director, portfolio manager and head of corporate special situations at PIMCO, focusing on PIMCO’s opportunistic and alternative strategies within corporate credit since September 2019. Prior to joining PIMCO in 2019, Mr. Weinstein worked for Kohlberg Kravis Roberts & Co. (“KKR”) as a portfolio manager for the firm’s special situations funds and portfolios, which he managed since their inception in 2009. Mr. Weinstein was also a member of KKR’s special situations, real estate, and India NBFC investment committees and the KKR credit portfolio management committee. Previously, Mr. Weinstein was a portfolio manager with responsibility across KKR’s credit strategies. Prior to joining KKR, Mr. Weinstein was with Tishman Speyer Properties as director of acquisitions for Northern California and at Boston Consulting Group as a consultant. Mr. Weinstein serves on the boards of Sandbridge X2 Corp., Climate Change Crisis Real Impact Solutions I Acquisition Corporation, Climate Real Impact Solutions II Acquisition Corporation, Freedom Acquisition I Corporation and Capstar Special Purpose Acquisition Corp. Mr. Weinstein has been nominated to serve on the board of Climate Real Impact Solutions III Acquisition Corporation. Mr. Weinstein received an M.B.A. from the Stanford Graduate School of Business in 2002 and a B.S. in Civil Engineering and Operations Research from Princeton University in 1998. We believe Mr. Weinstein is well qualified to serve on our board of directors based on his extensive leadership and business experience, including his expertise in investment management and acquisitions.
Krystal Kahler, CFA is on our board of directors. Ms. Kahler has served in this role since October 2020. Ms. Kahler is a senior cross-asset securities analyst focused on fundamental and special situation investments. She is currently a credit and equity Portfolio Manager at PIMCO focused on the Consumer Goods and Retail sectors. Previously, she was the Senior Consumer Analyst at Water Island Capital and a Senior Analyst at Arrowgrass Capital Partners. Prior to joining Arrowgrass Capital Partners, Ms. Kahler was the Consumer/Retail Sector head at Advent Capital, where she worked for seven years. Ms. Kahler has a B.S. in Finance from San Diego State University. We believe that Ms. Kahler is well qualified to serve on our board of directors based on her extensive experience in investment management, particularly in the consumer and retail space.
Michael F. Goss is on our board of directors. Mr. Goss has served in this role since October 2020. Mr. Goss is the founder, Chairman and Chief Executive Officer of Brimstone Acquisition Holdings Corp. From January 2020 until December 2020, Mr. Goss was Chief Financial Officer of Condé Nast, a global media company producing leading print, digital, video and social brands internationally. Prior to joining Condé Nast,

Mr. Goss was Executive Vice President and Chief Financial Officer of Sotheby’s, Inc. from March 2016 until October 2019. Mr. Goss also served in various senior management capacities at Bain Capital, LLC (“Bain Capital”) for 13 years until December 2013, beginning in 2001 as Managing Director and Chief Financial Officer and assuming the additional role of Chief Operating Officer in 2004. Prior to joining Bain Capital, Mr. Goss was Executive Vice President and Chief Financial Officer of Digitas Inc., a global Internet professional services firm, which he helped take public in March 2000. Mr. Goss serves as the Lead Director and is the Chairman of the audit committee of Element Solutions Inc. Mr. Goss graduated from Kansas State University with a B.A. in economics in 1981 and received an MBA with Distinction from Harvard Business School in 1986. We believe that Mr. Goss is well qualified to serve on our board of directors based on his vast experience in leadership positions, including his substantial background with complex businesses.
Board Observers
Dan Degtyar, who serves as PIMCO’s board observer, is an Executive Vice President, portfolio manager and senior analyst for PIMCO’s Global Credit Opportunity Strategy, where he focuses on credit relative value opportunities and special situations. Prior to joining PIMCO, Mr. Degtyar was a senior analyst at Beach Point Capital, a private equity associate at Ares Management and an investment banking associate at Credit Suisse. Mr. Degtyar is a CFA charterholder with 14 years of investment experience and holds an undergraduate degree in business economics from the University of California, Los Angeles. Mr. Degtyar has no employment, consulting fee or other similar compensation arrangements with us.
Richard Henry, is our Chief Financial Officer, and serves as Sandbridge Capital’s board observer. Although he serves as an officer, Mr. Henry has no employment, consulting fee or other similar compensation arrangements with us. Please see Mr. Henry’s biographical information above.
Executive Compensation and Director Compensation
None of Sandbridge’s executive officers or directors has received any cash compensation for services rendered to Sandbridge. We have agreed to pay an affiliate of our Sponsor a total of $10,000 per month, until our initial business combination or our liquidation, for office space, utilities, administrative and support services provided to members of our management team. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates.
Number and Terms of Office of Officers and Directors
The Sandbridge Board consists of six members, with the directors divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, Sandbridge is not required to hold an annual meeting until one year after its first fiscal year end following its listing on the NYSE. The term of office of the first class of directors, consisting of Mr. Toubassy and Mr. Goss will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Domenico De Sole and Krystal Kahler, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Ken Suslow and Jamie Weinstein, will expire at the third annual meeting of stockholders.
Sandbridge’s officers are appointed by the Sandbridge Board and serve at the discretion of the Sandbridge Board, rather than for specific terms of office. The Sandbridge Board is authorized to appoint officers as it deems appropriate pursuant to Sandbridge’s Bylaws. Sandbridge’s Bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Sandbridge Board.
Director Independence
The rules of the NYSE require that a majority of the Sandbridge Board be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The Sandbridge Board has determined that each of Mr. De Sole, Mr. Toubassy and Mr. Goss are “independent directors” as defined in the rules of the NYSE and applicable SEC rules.
Legal Proceedings
None.
Periodic Reporting and Audited Financial Statements
Sandbridge has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Sandbridge’s annual reports contain consolidated financial statements audited and reported on by Sandbridge’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SANDBRIDGE
The following discussion and analysis of the financial condition and results of operations of Sandbridge Acquisition Corporation (for purposes of this section, “Sandbridge,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Sandbridge included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company incorporated as a Delaware corporation on June 23, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. In connection with our initial public offering, we consummated the private sale of an aggregate of 6,600,000 warrants, each exercisable to purchase one share of Class A common stock, par value $0.0001 per share, at $11.50 per share, to our Sponsor at a price of $1.00 per warrant, generating gross proceeds, before expenses, of approximately $6,600,000. We intend to consummate the Business Combination using cash from the proceeds of our initial public offering that closed on September 17, 2020, the PIPE Financing, and from additional issuances of, if any, our equity and our debt, or a combination of cash, equity and debt.
At March 31, 2021, we held cash of $826,465, current liabilities of $3,456,217 and deferred underwriting compensation of $8,050,000. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.
Agreement for Business Combination
On February 15, 2021, we entered into the Business Combination Agreement with Merger Sub and Owlet. If the Business Combination is consummated, Merger Sub will merge with and into Owlet with Owlet surviving the Merger as a wholly owned subsidiary of Sandbridge. In addition, in connection with and following the consummation of the Business Combination, Sandbridge will be renamed “Owlet, Inc.” and is referred to herein as “New Owlet” as of the time following such change of name.
Owlet Baby Care Inc. designs and sells products and services based on a commitment to empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten. Owlet’s ecosystem of connected smart products, including its flagship Smart Sock, is helping to transform modern parenting by bringing simplified child monitoring solutions in-home so parents can rest easier.
As a consequence of the Business Combination, at the Effective Time, each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Owlet common stock. The Business Combination will have no effect on Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock (as defined herein) that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to certain limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options; and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet Restricted Stock. The Business Combination also calls for additional agreements, including, among others, the Subscription Agreements, the Registration Rights Agreement, the Stockholders Agreement, the Sponsor Letter Agreement, as described elsewhere in this proxy statement/prospectus.
Results of Operations
For the period from June 23, 2020 (inception) through December 31, 2020, we had a net loss of $8,247,187, which consists of operating costs of $480,436, transaction costs allocated to warrant liability of $580,000 and a change in the fair value of the warrant liability of $7,240,000, offset by interest income on investments held in the Trust Account of $53,249. Through March 31, 2021, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenue, other than interest income earned on the proceeds held in the Trust Account. As of March 31, 2021, $230,090,636 was held in the Trust Account (including $8,050,000 of deferred underwriting discounts and commissions) and we had cash outside of the Trust Account of $826,465 available for working capital purposes.
For the three months ended March 31, 2021, we had a net income of $1,517,138, which consists of formation and operating costs of $3,588,249, offset by interest income on marketable securities held in the Trust Account of $37,387 and the change in the fair value of the warrants of $5,068,000.
As a result of the restatement described in Note 2 of the notes to the audited financial statements of Sandbridge included herein, we classify the warrants issued in connection with our initial public offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.
Except for the withdrawal of interest to pay Sandbridge’s franchise and income tax obligations, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Sandbridge’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Sandbridge is unable to complete a Business Combination by September 17, 2022. Through December 31, 2020, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the initial public offering in the event of a business combination. Citigroup has agreed to waive its rights to deferred underwriting commissions held in the Trust Account in the event Sandbridge does not consummate a Business Combination within the Combination Period, in which case such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the public shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the Initial Public Offering price per Unit in the proposed offering.
We have also agreed to pay an affiliate of the Sponsor a total of $10,000 per month, until our initial business combination or our liquidation, for office space, utilities, administrative and support services provided to members of our management team. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. For the period from June 23, 2020 (inception) through March 31, 2021, Sandbridge incurred and paid $70,000 under this agreement.
Going Concern Considerations and Capital Resources
For the period from June 23, 2020 (inception) through December 31, 2020, cash used in operating activities was $675,960. Net loss of $8,247,187 was affected by interest earned on investments held in the Trust Account of $53,249, an adjustment for transaction costs allocated to warrant liability of $580,000, a non-cash charge for the change in fair value of the warrant liability of $7,240,000 and changes in operating assets and liabilities, which provided $24,476 of cash from operating activities.

For the three months ended March 31, 2021, cash used in operating activities was $443,769. Net income of $1,517,138 was affected by interest earned on marketable securities held in the Trust Account of $37,387, change in the fair value of warrants of $5,068,000 and changes in operating assets and liabilities, which provided $3,144,480 of cash from operating activities.
At March 31, 2021, our cash position and history of losses required management to assess our ability to continue operating as a going concern, according to FASB Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Management evaluated the Company’s history of losses and negative working capital and determined that these factors raise substantial doubt about our ability to continue as a going concern, unless we take actions to alleviate those conditions. Our primary sources of liquidity have been funds generated from our equity and debt financings.
As of March 31, 2021, we had cash and marketable securities held in the Trust Account of $230,090,636. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, to complete our Business Combination. We may withdraw interest to pay franchise and income taxes. During the period ended March 31, 2021, we did not withdraw any interest earned on the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The loans would be repaid upon consummation of a Business Combination, without interest.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
As indicated in the accompanying financial statements, at December 31, 2020, we had outside of trust cash in the amount of $1,287,234 and as of March 31, 2021, we had cash of $826,465 outside of the Trust Account, and is available for working capital purposes.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.
We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to pay an affiliate of the Sponsor a total of $10,000 per month, until our initial business combination or our liquidation, for office space, utilities, administrative and support services provided to members of our management team, from the date of closing of our initial public offering. Upon completion of a business combination or our liquidation, we will cease paying these monthly fees.
Certain of the underwriters of the initial public offering are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement. The underwriters did not receive any upfront underwriting discount or commissions on the 1,980,000 Units purchased by the PIMCO private funds, but will receive deferred underwriting commissions with respect to such Units.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Warrant Liability
We account for the warrants issued in connection with our initial public offering in accordance with the guidance contained in ASC 815 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using quoted prices in an active market.
Class A Common Stock Subject to Possible Redemption
We account for Sandbridge Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Sandbridge Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Sandbridge Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the Sandbridge Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of Sandbridge’s unaudited condensed balance sheet.
Net Loss per Common Share
We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, by the weighted average number of shares of Class A redeemable common stock outstanding for the periods. Net income per common share, basic and diluted for and Class B non-redeemable common stock is calculated by dividing net income less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class B non-redeemable common stock outstanding for the periods presented.
Recent Accounting Pronouncements
Sandbridge management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on Sandbridge’s financial statements.

INFORMATION RELATED TO OWLET
Unless the context requires otherwise, references to “Owlet,” “we,” “us,” “our” and the “company” in this section are to the business and operations of Owlet prior to the Business Combination and the business and operations of New Owlet following the Business Combination.
We Are Owlet
Becoming a parent is a life-changing milestone. New mothers and fathers become caregivers overnight and share the same primary concerns of sleep, safety, and sickness. Parents, who are increasingly older and busier, assume the roles of doctor, dietitian, and sleep trainer. In many cases, parents receive minimal guidance, counseling, or affirmation of how well they are caring for their newborn, which often leads to increased anxiety and feelings worry. As a result, parents lose on average 44 nights of sleep during the first year of an infant’s life. Furthermore, the first years of life are the most expensive for healthcare with over 92 million well, sick, and emergency room visits annually in the United States.
Enter Owlet. Our mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Our digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. We believe that every parent deserves peace of mind and the opportunity to feel their well-rested best. We also believe that every child deserves to live a long, happy, and healthy life, and we are working to develop products to help facilitate that. Our ecosystem of digital parenting solutions, including our connected anchor product, the Owlet Smart Sock, is helping to transform modern parenting by providing parents data-driven insights into their children’s well-being in the comfort of their own home. We believe that by developing in-home pediatric monitoring and analytics technologies, we can not only provide parents with peace of mind about their children, but also create future applications that have the potential to decrease infant death due to Sudden Unexplained Infant Death (SUID) and Sudden Infant Death Syndrome (SIDS) and opportunistically detect infant ailments such as respiratory syncytial virus (RSV) and supraventricular tachycardia (SVT).
With Owlet, parents can better navigate the journey of parenthood, rest easier and have greater peace of mind. Based on the United Nations global population estimates of children aged zero to five and prices of our current products and our estimates for prices of products in development, we estimate the total addressable market for our existing products to be $21 billion, and that the total addressable market for our existing and pipeline products will reach an estimated $81 billion by 2025. We believe the opportunity ahead of us is significant, and that increased parental engagement in childcare, the consumerization of pulse oximetry, and telehealth adoption are key trends accelerating growth in our target markets.
Our Story, Our Culture
Kurt Workman, Jordan Monroe, Zack Bomsta, and Jake Colvin founded Owlet because they wanted access to real-time data to give them peace of mind as new parents. Infant monitoring solutions were highly fragmented and provided limited real-time awareness, leading to a less-than-optimal solution for concerned parents. There was also no product on the market available for parents to track a baby’s sleep patterns, oxygen levels, and heart rate at home. Our founders’ love for their children inspired them to launch Owlet in 2012 and create the Owlet Smart Sock, which was first sold in 2015.
Since our founding, we have established a culture based on innovation and operational excellence, resulting in highly innovative and award-winning products. Our collaborative culture and emphasis on disruption and innovation has led to numerous design and innovation awards and baby industry awards.
We believe our innovation and operational excellence stems directly from the diversity in our community and our common commitment to equity, inclusion, and equal access to healthcare. As of December 31, 2020 and March 31, 2021, over 40% of our employees were women and over 20% were from minority groups.
Our Platform
Our purpose-built, growing suite of connected digital parenting products and services is designed to help parents know more about their children and gain peace of mind in their roles as caregivers. The Owlet Smart Sock is intended for use by healthy infants of up to 18 months of age, and the Owlet Cam can be used by parents to help monitor children of any age. Owlet Dream Lab is an interactive online platform that assists families in building healthy sleep habits with their babies of up to 12 months in age. We have developed deep and enduring relationships with our users and brand advocates around the world. These relationships continue to grow and develop as a result of our novel product and software additions to our connected ecosystem, feature enhancements, multi-channel distribution, and marketing efforts.
Research, development, and product innovation are core to our business, and we believe provide us competitive advantages. Our intellectual property portfolio of 33 issued patents (with numerous others pending) and 38 registered trademarks provides a strong backbone to our connected ecosystem and brand. We have developed or otherwise own the rights to technology from the backend data to the user interface that allows us to control the user experience for our current products and plan to advance that technology for products in development. From designing innovative and groundbreaking products to employing sophisticated software with proprietary algorithms and backend support, we believe we have built a strong competitive moat and early-mover advantage over potential competition in the connected nursery field. We have a vast infant data set with over 650 million hours of monitoring from nearly 1 million babies since the launch of the Owlet Smart Sock. We currently monitor approximately 11.5 billion heartbeats per day and our large and growing body of data leads to stronger insights and allows us to develop better products and services, which we believe in turn leads to happier users and drives product purchases.
We believe our innovations translate to a better parenting experience. For example, as part of a survey we conducted in May 2017 of 5,125 parents whose children were using the Owlet Smart Sock, 96% of respondents reported reduced anxiety and 94% reported better sleep after using the Owlet Smart Sock (as published in Global Pediatric Health). That confidence is further shown by the one-and-a-half million downloads of our application. On average, parents whose children wear an Owlet Smart Sock open our application with a daily frequency rivaling that of various social media platforms.
In order to make our products and services easy to find and purchase, as of December 31, 2020 and as of March 31, 2021, over 3,500 global and national retail stores sold our products. These channels are complemented by sales on Amazon.com and other online retail sites as well as our direct-to-consumer channel on our website. Through this domain, we connect directly with our users, offer education on products and software, and gain valuable feedback from our users.
We believe demand for our innovative products is evidenced by our strong financial performance. We grew revenues from $14.9 million during the three months ended March 31, 2020 to $21.9 million during the three months ended March 31, 2021, representing growth of 48%. Over the same period, gross profit grew from $7.0 million during three months ended March 31, 2020 to $12.7 million, representing growth of 81%, net income increased from $(2.1) million to $(7.9) million, and EBITDA improved from $(1.7) million to $(7.2) million. We grew revenues from $49.8 million in 2019 to $75.4 million in 2020, representing growth of 51.4%. Over the same period, gross profit grew from $22.9 million to $35.9 million, representing growth of 56.6%, net loss improved from $(17.9) million to $(10.5) million, and EBITDA improved from $(16.6) million to $(8.2) million.
Superior Solutions for Parenting
Through our existing platform and future development pipeline of products and services designed to span from conception to kindergarten, we are committed to changing what it means to be a parent in the modern age. Through innovative hardware and software solutions utilizing proprietary algorithms, we give parents access to information about their children’s sleep patterns, oxygen levels, and heart rates, in addition to the ability to see and hear their children wherever they may be. These offerings are designed to complement parents’ intuition, leading to a more joyful parenting experience.
Existing Offerings
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Smart Sock – The award-winning Owlet Smart Sock is the first baby monitor to track an infant’s oxygen levels, heart rate, and sleep trends. The Owlet Smart Sock allows parents to view their baby’s heart rate and oxygen readings in real time from the Owlet application. If the baby’s readings ever fall outside of preset zones, parents are notified through the Owlet application and a nearby base station.

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Cam – The Owlet Cam turns any smartphone into a baby monitor, allowing parents to hear and see everything that is most important to them from anywhere in high-definition clarity. The Owlet Cam includes a wide-angle view, sound and motion notifications, and background audio to ensure parents never miss a moment. The Owlet Cam streams secure, encrypted video to parents’ own private accounts on the Owlet application.

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Monitor Duo – The Owlet Monitor Duo offers the intelligence of our award-winning Smart Sock paired with the Owlet Cam. It is the first smart baby monitor that combines the ability to track a baby’s heart rate, oxygen levels, and sleep trends with high-definition video, offering parents the most complete picture of their baby’s sleep.

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Dream Lab – Owlet Dream Lab is an interactive online platform that assists families in building healthy sleep habits with their babies of up to 12 months in age. Designed in partnership with pediatric sleep experts, Owlet Dream Lab offers personalized step-by-step sleep plans, video tutorials, and access to twice-weekly webinars for live support.

In addition to our existing offerings, we believe our pipeline of products and software services in development will provide us an opportunity to increase our total addressable market and customer lifetime value. We are designing these pipeline offerings to complement our existing suite of solutions and create a more connected and comprehensive digital parenting ecosystem.
Monitoring Pipeline
•	Smart Sock Variants
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Smart Sock Plus – The Owlet Smart Sock Plus utilizes the same technology as the Owlet Smart Sock and is designed to grow with children, from newborn to five years. Through an expanded fabric sock set, the Owlet Smart Sock Plus would allow families to track oxygen levels, heart rates, and sleep trends for an age range that is three times larger than that of the existing Owlet Smart Sock.

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BabySat – Based on the Owlet Smart Sock, the Owlet BabySat is under development as a medical device that would, if authorized by the FDA, be sold for prescription use only. The Owlet BabySat is designed to utilize various telehealth platforms and is designed specifically for babies with diagnosed illnesses and health conditions. We have submitted a premarket notification to the FDA seeking 510(k) clearance of the Owlet BabySat. In January 2021, the FDA informed us that additional data would be needed to support 510(k) clearance for the product. We plan to engage with the FDA to obtain feedback on a proposed study design to generate such data to support a resubmission of our application for 510(k) clearance.

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Over-the-Counter “OTC” Smart Sock – The Owlet OTC Smart Sock is under development as a medical device that would be sold over-the-counter at retailers without a prescription. The Owlet OTC Smart Sock is designed to integrate with various telehealth platforms and preemptively screen for health conditions in babies with no existing medical or health issues. We anticipate that the Owlet OTC Smart Sock will require marketing authorization from the FDA prior to commercialization.

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Band – The Owlet Band is under development and designed for pregnant women between 24 to 40 weeks of gestation. The Owlet Band is intended to use safe and passive electrocardiogram sensors to allow expectant mothers to safely track their own sleep patterns and heart rate, in addition to tracking their baby’s heartbeat. Expectant parents will be able to view collected data in the Owlet pregnancy application as well as hear their baby’s heartbeat. For expectant mothers who often go weeks or months without insight into their pregnancy or their baby’s well-being, the Owlet Band is being developed to offer a deeper connection and reassurance to pregnant women at home. We anticipate that the Owlet Band may require marketing authorization from the FDA prior to commercialization.

Connected Ecosystem Pipeline
We plan to complement our monitoring pipeline with our connected ecosystem pipeline to create a more unified digital parenting experience. We believe our strong brand and platform provide a strong position to develop adjacent products. For example, although we do not yet have prototypes for such products, we plan to develop the Owlet Soothe, a white noise machine designed to create a more relaxing bedroom environment; the Owlet Smart Bed, which would connect with the Owlet Smart Sock to understand a baby’s sleep cycles and would utilize automated motion technology to lull babies back to sleep when they wake up; and the Owlet Humidifier, which would integrate with the Owlet OTC Smart Sock to automatically turn on when respiratory sickness symptoms are detected or when the room falls below a certain humidity threshold. As we develop additional products, we believe parents will increasingly rely on our connected ecosystem for digital parenting solutions.
Platform Pipeline
As we expand our connected ecosystem, we will continue to develop our platform products and services in order to bring additional solutions into the home. Owlet aims to integrate with leading telehealth providers who can share infant sleep and health data with medical professionals. We believe obtaining FDA marketing authorization for our Owlet OTC Smart Sock, Owlet BabySat, and Owlet Band products will allow us to develop a native Owlet telehealth platform and directly engage medical professionals to provide an end-to-end digital healthcare solution for our customers. To further our commitment to parents and their children from conception to kindergarten, we plan to continue to explore new potential products and services that make parents’ and their children’s lives less stressful and more meaningful.
Our Market Opportunity
Based on the United Nations global population estimates of children aged zero to five and prices of our current products and our estimates for prices of products in development, we estimate the total addressable market for our current and pipeline products will reach an estimated $81 billion by 2025. We believe the following trends are supporting the expected growth of our market opportunity:
Healthcare Moves Home. There has been a paradigm shift in how people prefer to receive healthcare services. In the COVID-affected world, there is a heightened focus on bespoke in-home health and wellness solutions. Individuals are increasingly looking to expand their healthcare options beyond a traditional clinical setting. As a result, patients are rapidly adopting telehealth and virtual care services in place of traditional healthcare alternatives. Although some companies such as AmWell, Livongo, and TelaDoc are addressing this need, the market is still in its infancy with substantial growth ahead. In addition, as connected devices propel the consumerization of healthcare through clinical screenings like detection of irregular heartbeat, demand for digital home monitoring continues to build. Digital health has expanded beyond doctor visits to include applications that are customized for individuals and their specific needs – moving healthcare from being reactive to proactive. We intend to take advantage of this trend and empower parents with the tools and data to provide proactive care for their children.
Ubiquity of Biometrics. With pulse oximeters gaining popularity as tools used to track fitness and general wellness, approximately 92 million people are expected to use pulse oximeters on a daily basis by 2022. Consequently, reliance on data becomes routine and even expected. We believe that parents want data about their children and our suite of products and services has the potential to service that demand.
Parenting Gets Upgraded. Parents are simultaneously more engaged in caregiving and more reliant upon technology than ever before. We believe this trend widens our market opportunity and that early tech adopters are more likely than slower tech adopters to own an Owlet Smart Sock. We expect this trend to continue and positively affect Owlet’s future products and services.

Our Growth Strategies
We are excited to expand Owlet’s footprint, and we plan to implement the following strategies to accelerate our growth:
Leverage Brand Awareness & Grow Distribution to Increase Penetration. We intend to continue our efforts to become one of the most recognizable brand names in the digital parenting category. We believe becoming a recognizable brand helps our offerings stand out in a highly fragmented market of legacy companies lacking a category leader. We see ample room for growth as our existing product suite is in the beginning phase of market penetration. We plan to leverage our paid and organic marketing efforts across social media, display advertising, and email marketing to boost top-of-mind awareness and acquire new users at a sustainable cost. In order to bring Owlet to more families, we plan to focus on increasing retailer penetration to 5,000 retail locations by the end of 2022, from an existing penetration of 3,500 retail locations.
Adding New Data-Driven Products to Expand the Digital Parenting Ecosystem. We are building a platform with the goal to be parents’ go-to brand in the areas of sleep, safety, and sickness, from conception through kindergarten. Our goal is to continue adding products and services at a regular cadence in order to create a digital parenting ecosystem that works together to create a holistic experience for families and leverages the strength of our brand. We believe our robust pipeline of hardware product candidates, including the Owlet Soothe, Owlet Smart Bed and Owlet Humidifier, as well as the development of our software and services, will provide us additional opportunities to sell new products to our existing users, while the Owlet Smart Sock continues to serve as our ‘must-have’ product and the compelling anchor of our ecosystem.
Invest in Clinical Research and Pursue FDA Marketing Authorization to Potentially Open the Door to Coverage and Reimbursement and Telehealth. We plan to grow into the medical and telehealth markets by pursuing FDA marketing authorization of certain products and continuing to invest in clinical research, as exemplified by our recent tachyarrhythmia study published in The Journal of Pediatrics. If we are successful in obtaining marketing authorization from the FDA for the Owlet BabySat, we believe we could build further credibility for our platform with the medical community and help open new medical channels and markets. We are developing the Owlet OTC Smart Sock as Owlet’s medical-grade, over-the-counter version of the Owlet Smart Sock for healthy babies with no underlying medical conditions, and we expect to pursue an expanded intended use and marketing claims, which we believe could lead to further market penetration. We believe that FDA marketing authorization for either of these products would help open the door to expanded services.
Leverage Brand to Expand into New Markets. While our existing primary market is the United States, our goal is to continue to use our operating knowledge to successfully and meaningfully expand into new countries. We plan to capitalize on our expansive and growing ecosystem of offerings and acquire additional market share globally, with heightened focus on Europe, Asia, and Latin America. Initially, we expect to utilize our existing online channels to facilitate geographic expansion. As our retail penetration increases and brand awareness grows outside of the United States, we intend to further leverage retail channels and locations to ensure efficient and strategic global customer acquisition.
Growth through Acquisitions. We intend to further deepen our position as a leader in the digital parenting category by opportunistically pursuing acquisitions of companies, platforms, and technologies that would be accretive and complementary to our existing ecosystem and vision. We plan to seek opportunities, particularly healthcare and software-based services, to expand our technological capabilities and product and service offerings to provide incremental value to our users. We believe our digital parenting ecosystem provides a strong foundation to integrate prospective targets and consolidate a fragmented field of products, further bolstering our market reach and growth trajectory.
Our Competitive Advantages
We believe the following strengths differentiate us from potential competitors and will be the main drivers for our continued success:
Early-Mover Advantage. We are one of the first businesses to connect the nursery through different technologies that work together. Since launching in 2012 and releasing the Owlet Smart Sock in 2015, we have been a disruptor in the digital parenting space. This head start has allowed us to successfully develop a miniaturized biometric monitor, ship the first Smart Sock to customers in 2015, complete clinical trials, and amass a large and growing body of biometric data.

Connected Ecosystem Platform. Our connected ecosystem of digital parenting products and services is designed to create a cohesive user experience for parenting. Because we offer a suite of complementary solutions, customers often choose to purchase multiple offerings, beginning with the Owlet Smart Sock as an anchor and adding the Owlet Cam or Owlet Dream Lab. As we continue to introduce new products and services to fully support parents and children through additional stages of development, we anticipate that our users will continue to adopt and purchase these new products.
Proprietary Data Advantage. Our early-mover advantage in the connected nursery field has afforded us a large and growing infant dataset. This is supported by the 1.5 million parents who have downloaded our application, the 250,000 users per day who are opening our application (as of January 12, 2021), the 11.5 billion heartbeats that we monitor daily, and the over 650 million hours of monitoring from nearly 1 million babies since the launch of the Owlet Smart Sock. The data from our connected product suite informs our algorithms to reduce inaccuracies and improve user experience. We are also exploring the potential for use of these data to provide unique predictive insights into future potential illnesses and complications as we seek to develop and pursue regulatory authorizations for our medical-grade product solutions. As our proprietary dataset continues to expand, we expect that any such insights will continue to improve, thereby allowing us to develop even better products and services.
Complementary Technologies. We leverage complementary technologies to provide real-time feedback, analytics, and insights. Our products feature proprietary, low-power biometric monitoring while maintaining extremely low noise and enabling high quality measurements. We employ multiple patented sensors with superior placement in the best locations for infants – the feet. Our algorithms drive accurate biometric readings and have reduced the nuisance alarm rate to a fraction of prior rates. Our products are purpose-built and parent-friendly. Our sleek, comfortable monitors wirelessly transmit reliable, real-time data to users via our application. Together, the combination of our hardware and software is intended to provide parents with peace of mind without disturbing the infant.
Design Features Optimized for In-Home Digital Health. Medical care delivery options have changed dramatically in recent years. Patients and providers are increasingly relying on remote delivery options to supplement or entirely replace care in a clinical setting. We believe we are well positioned to take advantage of these trends through future healthcare products and services optimized for remote usage. We anticipate that product candidates in our pipeline, if successfully developed, authorized by the applicable regulatory bodies, and commercialized, may enable parents and medical providers to easily monitor maternal and infant health data remotely on smart devices via our proprietary application. Our current products are uniquely positioned in the consumer and technology industries, with proprietary features that appeal to users and may enable us to grow into healthcare applications. Additionally, because our products and services are mission-critical, we focus on quality and reliability from the earliest stages of research and development, through the supply chain, to the end-user. We invest heavily in ensuring that our products can withstand daily use. From inception, our products are consciously designed and rigorously tested, which translates to a superior in-home monitoring experience.
Robust Multi-channel Distribution Strategy. We have made Owlet products accessible to users around the world. Retail customers are currently able to purchase Owlet either directly online at our website, on Amazon or in-store at over 3,500 retail locations such as buybuyBaby, Target, and Best Buy. Our large and growing distribution footprint allows users to select the channel that is most convenient to them. Additionally, current Owlet products are Health Savings Account (HSA) and Flexible Savings Account (FSA) approved.
Passionate and Experienced Management Team. Our Company was founded by family-focused individuals with an ability to ‘think big’. In addition to being mission-driven, our leadership team has experience in healthcare, software, product, and technology at companies including Specialized, Vivint Smart Home, Under Armour, Amazon, and United Healthcare, with a combined over 100 years of professional experience.
Our Users
The majority of our users are millennials, a brand-conscious and technological savvy generation, with annual income of $50,000 or more. These parents are more likely to be early technology adopters and have a high affinity towards actionable insight to care for their children. This is evidenced by the one-and-a-half million downloads of the Owlet application and increasing social media engagement across our multiple platforms.

Research and Development
We are committed to ongoing research and development, which is responsible for the design, operation, and quality of our products. As of March 31, 2021, our research and development organization included individuals with expertise in fields including engineering, product design, clinical science, consumer electronics, and embedded software design. Our technical capabilities and commitment to innovation have allowed us to deliver significant product enhancements on a rapid development timeline, which we believe has helped us to support a compelling new product roadmap.
Our current research and development efforts are focused on developing an expanded ecosystem, with a wider range of products and services for the connected nursery, including telehealth and medical devices that can be utilized by parents from conception to kindergarten, and future expansion into international markets.
Clinical Research Involving Our Products
We have invested and plan to continue to invest in research projects involving our products. We continue to work on generating safety and efficacy data for our products for medical uses, to help support the pursuit of marketing authorizations by the FDA and other regulatory agency marketing authorizations or other clearances or certifications. If we obtain FDA or other regulatory agency marketing authorization, clearance or certification for our medical devices, we believe the opportunity for parents to use our telehealth platform increases and coverage and reimbursement from third-party payors for providers prescribing our authorized, cleared or certified products become possible.
Tachyarrhythmia Study
Supraventricular tachycardia (“SVT”) is the most common arrhythmia found in children, accounting for roughly 97% of all tachyarrhythmia, or rapid heart rate, in infants. Two large, population-based studies that included a total of 2,021 and 2,848 individuals with a clinical diagnosis of SVT, respectively, previously estimated the prevalence of SVT in infants to be between 0.10% and 0.25%. While the studies did not specify the medical monitoring devices used in those studies, a clinical diagnosis of SVT is generally made using an electrocardiogram or Holter monitor. However, a study reviewed and approved by the Institutional Review Board at the Cleveland Clinic and published in The Journal of Pediatrics found the cumulative incidence of tachyarrhythmia among infants using the Owlet Smart Sock to be higher than those previously reported clinically-diagnosed SVT rates. The tachyarrhythmia study focused on episodes involving a heart rate of at least 240 beats per minute that lasted for more than 60 seconds.
Although the Owlet Smart Sock is a consumer product and not a medical device, study investigators were able to observe more than 202 million total hours of anonymized data from 100,949 babies born between February 2017 and February 2019 and monitored by the Owlet Smart Sock. The investigators identified 5,070 total suspected episodes of tachyarrhythmia in 2,508 infants, for a cumulative incidence of 2.5%.
We believe this study is indicative of the potential power of our data set and could support the future development of products for which we may seek to obtain FDA and other regulatory agency authorization for use in the detection of infant health issues.
Competition
Historically, baby monitors and nursery products have been fragmented product categories with multiple players and limited brand loyalty, and have integrated limited amounts of technology and data into the caregiver’s experience. However, we expect the industry in which we operate will continue to evolve and may be significantly affected by new product introductions and other market activities of industry participants. Certain potential competitors have substantially greater capital resources, larger product portfolios, larger user bases, larger sales forces and greater geographic presence, and have built relationships with retailers and distributors that may be more effective than ours. Our products and services face additional competition from companies developing products and services for use with third-party monitoring systems, as well as from companies that currently market similar products and services of their own, and may face further pressure from technology companies that have not historically operated in our industry.
Continuing technological advances and new product introductions within the home-use childcare electronics and service industry place our products and services at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products and services, new or improved technologies and additional applications for our existing technologies, including products or applications that may be subject to the oversight of the FDA or comparable foreign regulatory authorities and could require marketing authorization by the FDA or similar approval from comparable foreign regulatory authorities. The research and development process is time-consuming and costly and may not result in products and services or applications that we can successfully commercialize.
We believe that the primary competitive factors in our market are:
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product quality and performance, including the size, quality, comfort, battery life, reliability, connectivity of the device to the application and/or monitor, and accuracy of algorithm, with regards to both false negatives and false positives;

•	customer purchasing experience;
•	pricing;
•	product support and service;
•	effective marketing and education;
•	brand recognition;
•	breadth and depth of offerings;
•	greater market penetration;
•	technological innovation, product enhancements and speed of innovation; and
•	sales and distribution capabilities.
We believe our ability to continue to compete effectively in our industry will also depend in part on our ability to respond more quickly and effectively than our peers to new or changing opportunities, technologies, regulatory standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. Increased competition in the future could adversely affect our revenue, revenue growth rate, margins and market share.
Manufacturing
We rely on several third-party suppliers for single source components used in our devices, including the WiFi chips, microcontrollers, batteries, accelerometers, temperature sensors, plastics and circuit boards.
We follow strict quality guidelines, including a detailed risk-based audit plan following our ISO 9001 quality policy that dictates how often and to what degree we audit our suppliers. We check all quality, regulatory, and safety standards for products that our contract manufacturers make. We deploy a robust manufacturer and supplier selection process including site audits, tooling design and setup quotes, open book pricing, quality specifications, and vendor guides. The Owlet Smart Sock is currently manufactured at ISO 13485 (medical-grade) manufacturing sites to support the future transition of our products to FDA compliant lines. We believe that third-party facilities will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture our Owlet Smart Sock, Owlet Cam or any related components ourselves.
Manufacturing Services Agreement with Benchmark Electronics
In October 2017, we entered into a manufacturing services agreement with Benchmark Electronics, Inc. (“Benchmark”), pursuant to which Benchmark provides us certain manufacturing and related services for the production of our Smart Sock out of its facilities in Thailand, including procuring materials and assembling and testing finished products.
The initial term of the agreement expired in October 2018, but the term of the agreement automatically extends for additional one-year periods until either we or Benchmark provide notice of non-renewal at least 90 days prior to the end of the then-current term or extension. Among other things, either party may terminate the agreement for convenience upon 90-day notice, in the case of Owlet, or 180 day notice, in the case of Benchmark, to the other party. Either party may also terminate the agreement under certain other customary conditions, including for uncured breaches of the agreement or if the other party if the other party materials breaches the agreement or in the event of the other party’s insolvency.
In connection with the services provided under the agreement, we have agreed to indemnify Benchmark against certain claims, including infringement of third-party intellectual property rights and noncompliance of our products with safety or other regulations. We are also entitled to customary indemnification rights, subject to certain caps.
Manufacturing Services Agreement with Aoni
In June 2018, we entered into a manufacturing and supply agreement with Shenzhen Aoni Electronic Co., Ltd (“Aoni”), pursuant to which Aoni provides certain manufacturing and related services for the production of our Owlet Cam product, including procuring materials and assembling and packaging finished products.
Following the expiration of the initial term of the agreement in June 2019, we extended the agreement through June 2021. We have the right to terminate the agreement, without cause, upon six months’ prior written notice to Aoni. Additionally, either party may terminate the agreement under certain other customary conditions, including for uncured breaches of the agreement or in the event of the other party’s insolvency.
In connection with the services provided under the agreement, Aoni has agreed to indemnify us against certain claims and liabilities, including claims arising in connection with product defects, breach of the agreement, negligence and violations of applicable law.
Government Regulation
Certain of our products and our operations could be subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. For example, certain of our products may be subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.
United States Regulation
The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.
FDA Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification submitted under Section 510(k) of the FDCA, or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.
While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.
510(k) Clearance Marketing Pathway
To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2021, the standard user fee for a 510(k) premarket notification submission is $12,432.
If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.
Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the 510(k) pathway. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.
More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.
PMA Approval Pathway
Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.
The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.
De Novo Classification
Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination.
Clinical Trials
Clinical trials are almost always required to support a PMA and de novo classification and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.
Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.
During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.
Post-market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•	establishment registration and device listing with the FDA;
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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
•	requirements related to promotional activities;
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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:
•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•	recalls, withdrawals, or administrative detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;
•	withdrawing 510(k) clearances or PMA approvals that have already been granted;
•	refusal to grant export approvals for our products; or
•	criminal prosecution.
Foreign Government Regulation
In addition to U.S. regulations, we are subject to a variety of foreign government regulations applicable to general consumer products and medical devices.
Regulation of General Consumer Products
In the EEA, consumer products must comply with the General Product Safety Directive No 2001/95/EC. This Directive covers all products intended for consumers or likely to be used by consumers, placed onto the EEA market, unless a specific product safety regulation applies. The General Product Safety Directive provides safety and conformity requirements as well as post-market surveillance obligations for manufacturers and importers. Manufacturers must undertake and document a conformity assessment that covers the risks and risk categories associated with the product. The recommended method of undertaking such an assessment is through the application of voluntary European Harmonized Standards, but other options are available, such as using European Commission guidelines and using product safety codes of good practice. The required conformity assessment consists of a self-assessment with no requirement to involve a third party. Manufacturers also have the obligation to report to the national competent authorities of the different EEA Member States any risks to the consumer that are incompatible with the general safety requirements. The Directive further imposes other obligations such as collecting information related to use of products after they have been made available to consumers.
Additional regulations may apply to our products and impose further requirements, including the possible application of EU Regulation No 1007/2011 on textile products, which imposes specific labeling and marking requirements. In addition, we may also need to comply with requirements set forth by RoHs Directive No 2011/65/EU, which imposes specific restrictions on the use of hazardous substances in electrical and electronic equipment, and/or the Registration, Evaluation, Authorization, and Restriction of Chemicals (“REACH”) Regulation (EU) No 1907/2006, which restricts substances of very high concern and imposes substance registration requirements.
Contrary to EU regulations (which are directly applicable in all EEA Member States), directives must be implemented by individual Member States and may be applied in a way that is not always uniform across the EEA. In addition, Member States determine the penalties applicable to infringements of the national provisions adopted pursuant to the General Product Safety Directive and other directives and shall take all measures necessary to ensure that they are implemented. Additional national requirements may be applicable to our products, as well.
Regulation of Medical Devices
There is currently no premarket government review of medical devices in the EEA. However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 93/42/EEC concerning medical devices, referred to as the “Medical Devices Directive” or “MDD.” The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.
To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified Bodies are organizations designated by an EU country to assess the conformity of certain products before being placed on the market. These bodies carry out tasks related to conformity assessment procedures set out in the legislation and typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.
In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of the MDD and applicable European and International Organization for Standardization standards, as implemented or adopted in the EEA Member States. Clinical investigations for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of serious adverse event reports during a study and may request a copy of the final study report.

On May 25, 2017, the new MDR entered into force, which repeals and notably replaces the EU MDD. Unlike directives, which must be implemented into the national laws of the EEA Member States, regulations are directly applicable in all EEA Member States without the need for adoption of EEA Member State laws implementing them, and are intended to eliminate current differences in the regulation of medical devices among EEA Member States. The MDR, among other things, was intended to establish a uniform, transparent, predictable, and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The MDR was due to become applicable in May 2021, but in light of COVID-19, on April 23, 2020, the European Parliament and the Council of the EU adopted a proposal to extend the transitional period of the MDR by one year, i.e. until May 26, 2021. However, devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once applicable, the new regulations will among other things:
•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance, and safety of devices placed on the market;
•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	set up a central database to provide patients, healthcare professionals, and the public with comprehensive information on products available in the EU;
•	strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.
Following the end of the “Brexit” Transition Period, from January 1, 2021 onwards, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) will be responsible for the UK medical device market. The new regulations will require medical devices to be registered with the agency (but manufacturers will be given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK will need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. By July 1, 2023, in the UK (England, Scotland, and Wales), all medical devices will require a UKCA (UK Conformity Assessed) mark but CE marks issued by EU notified bodies will remain valid until this date. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK.
Similarly, we are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:
•	design, development, manufacturing, and testing;
•	product standards;
•	product safety;
•	product safety reporting;
•	marketing, sales, and distribution;
•	packaging and storage requirements;
•	labeling requirements;
•	content and language of instructions for use;
•	record keeping procedures;
•	advertising and promotion;
•	recalls and field corrective actions;
•	import and export restrictions; and
•	tariff regulations, duties, and tax requirements;

We may also become subject to the following additional requirements in many foreign countries in which we may sell future medical devices, including in the areas of:
•	clinical testing;
•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;
•	registration for reimbursement; and
•	necessity of testing performed in country by distributors for licensees.
Other Healthcare Laws and Regulations
Other Healthcare Laws
Medical device manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, and physician and other healthcare provider payment transparency laws and regulations. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.
Coverage and Reimbursement
Sales of any product that we may develop and for which we may obtain marketing authorization from the FDA and/or comparable foreign regulatory authorities depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Even though a new product may have been cleared or otherwise authorized for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.
Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical devices and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover the product or the services associated with the product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products that obtain marketing authorization from the FDA and/or comparable foreign regulatory authorities profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the services associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.
In the United States, the implementation of the Affordable Care Act, or ACA, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA included, among other things, incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. The U.S. Supreme Court is currently reviewing the constitutionality of the ACA in its entirety.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments, which began in 2019, that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations.
We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products for which we obtain marketing authorization or additional pricing pressure.
Data Privacy and Security
Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws, such as the CCPA and the GDPR, govern the privacy and security of personal data, including health-related data in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
Telemedicine
We intend to develop and market telehealth/telemedicine services internationally and may be subject to additional regulations and requirements governing such services. The provision of telemedicine services, which are considered healthcare services, is not regulated or harmonized at EU/EEA level and we would therefore need to comply with individual regulations in each EEA Member State as well as other foreign jurisdictions.
Other Foreign Healthcare Laws
The advertising and promotion of both consumer products and medical devices is subject to EU directives concerning misleading and comparative advertising and unfair commercial practices and specific EEA Member State legislation governing the advertising and promotion of these respective products.
EEA Member State laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.
Many EEA Member States have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities.

In addition, many EEA Member States have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis) similar to the requirements in the U.S., on medical device manufacturers. Certain foreign countries also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities.
Anti-Bribery and Corruption Laws
We may also be subject to similar anticorruption legislation implemented in Europe through EU Member State laws and under the Organization for Economic Co-operation and Development’s Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
Intellectual Property
Since inception, we have been methodical around our intellectual property strategy. We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of March 31, 2021, we had 33 issued patents (with numerous others pending) and 38 registered trademarks. Our patents include utility patents covering technology ranging from placement of electrodes to the base of the baby monitor. We have foreign patents and patent applications pending in the EU, Australia, Canada, and China. Our issued patents with claims generally directed to an infant sock comprised of a sensing device in a sleeve in the sock and a strap are expected to expire in the United States in 2032 and in China in 2035. Our issued patents with claims generally directed to placement of fabric electrodes and assembly of such are each expected to expire in the United States, the EU, Australia, China and Canada in 2038. Pending applications in the aforementioned countries will have expiration dates between 2034 and 2040. We continually review our development efforts to assess the existence and patentability of new intellectual property.
Our pending patent applications may not result in issued patents, and we cannot assure you that any current or subsequently issued patents will protect our intellectual property rights. Third parties may challenge certain patents issued to us as invalid, may independently develop similar or competing technologies or may design around any of our patents. We cannot be certain that any of the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these countries as fully as in the United States.
As of March 31, 2021, we had 38 trademark registrations and seven pending trademark applications worldwide. In addition, we have registered domain names for websites that we use in our business, such as www.owletcare.com.
Ayla Subscription Agreement
In May 2014, we entered into a subscription agreement with Ayla Networks, Inc. (“Ayla”), pursuant to which Ayla has granted us a non-exclusive, royalty free license to certain cloud services and product software used in our Smart Sock product and to support the transfer of data to the cloud and back to Owlet and the customer.
The initial term of the agreement expired in December 2015, but we have extended the term of the agreement until January 1, 2022. We may terminate the agreement at any time. Additionally, either party may terminate the agreement upon 30 days’ notice if the other party materially breaches the agreement.
Under the agreement, we have agreed to indemnify Ayla against certain claims arising in connection with or breach of the agreement or our use, or misuse, of the services provided by Ayla under the agreement. We are also entitled to indemnification from Ayla under certain scenarios arising from third-party claims of intellectual property infringement by Ayla.
In connection with the subscription agreement, we also entered into a data processing agreement with Ayla, pursuant to which Ayla has agreed to implement appropriate data security measures and treat all personal data as strictly confidential.

Service and License Agreement with ThroughTek
In January 2018, we entered into a service and license agreement with ThroughTek Co., Ltd. (“TUTK”), pursuant to which TUTK has granted us a non-exclusive, royalty free license to its “Kalay” platform. TUTK provides the data transfer services from the Owlet Cam to the Owlet application so users can view the video feed.
Under the agreement, we paid an initial license fee of $25,000 plus a low-single digit dollar amount per device license fee to access TUTK’s services (“UID”). The UID cost per unit is subject to change at any time by our mutual agreement, but shall not increase by more than a low single-digit percentage per year. We also pay certain negotiated services fees to TUTK, which are also subject to a low single digit percentage increase.
The initial term of the agreement expired in January 2021, but automatically renewed for an additional one-year period. The agreement will continue to renew for one-year periods, unless terminated by us or TUTK at least 90 days prior to the end of the then-current renewal period. Among other things, either party may terminate the agreement under certain customary conditions, including for non-payment, uncured breaches of the agreement or in the event of the other party’s insolvency.
In connection with the services provided under the agreement, we and TUTK have agreed to mutually indemnify the other party against certain claims resulting from infringement of third-party intellectual property.
Environmental Matters
Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.
Facilities
Our corporate headquarters are located in Lehi, Utah, where we lease approximately 120,000 square feet of office, research and development, engineering and laboratory space pursuant to a lease agreement that is scheduled to expire on July 31, 2024. We believe that our existing facilities are adequate to meet our business requirements for the near-term, and that additional space will be available on commercially reasonable terms, if required.
Employees
As of March 31, 2021, we had 136 full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Legal Proceedings
We are not currently a party to any material legal proceedings. However, in the ordinary course of business we face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OWLET
The following discussion should be read in conjunction with the sections titled “Unaudited Pro Forma Condensed Combined Financial Information,” “Summary Historical Financial Information of Owlet,” “Information About Owlet” and the consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.
The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Owlet’s control. Owlet’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors — Risks Related to Owlet’s Business and Industry” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Owlet does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.
Unless the context otherwise requires, all references in this section to “we,” “our,” “us” or “Owlet” refer to the business of Owlet Baby Care Inc. and its subsidiary prior to the consummation of the Business Combination, which will be the business of Owlet, Inc. and its subsidiaries following the consummation of the Business Combination.
Overview
Our mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Our digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. We believe that every parent deserves peace of mind and the opportunity to feel their well-rested best. We also believe that every child deserves to live a long, happy, and healthy life, and we are working to develop products to help facilitate that belief. Our diversified and connected portfolio of products currently includes the award-winning Owlet Smart Sock, the first baby monitor to track an infant’s oxygen levels, heart rate, and sleep trends; the Owlet Cam, which turns any smartphone into a baby monitor with high-definition clarity; the Owlet Monitor Duo, which offers the intelligence of the Owlet Smart Sock paired with the Owlet Cam; and Owlet Dream Lab, an interactive online program designed to be a parent’s guide to building healthy sleep habits for their infants.
Since our inception, we have been engaged in developing and marketing our products and content. We have incurred net operating losses and have generated negative cash flows from operations in every year since our inception. As of March 31, 2021 and December 31, 2020, we had an accumulated deficit of $79.6 million and $71.7 million, respectively. Since our inception, we have funded our operations primarily with proceeds from the issuances of convertible preferred stock, borrowings under our loan facilities, issuances of related party convertible notes, and sales of our products and services.
Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors. While we believe that each of these factors present significant opportunities for our business, each factor also poses risks and challenges that we must successfully address in order to sustain our growth and continue to improve our results of operations.
Penetration with Existing Products
Our growth will depend, in large part, on our continued ability to attract new customers with our existing products, including our anchor product, the Owlet Smart Sock. While we see ample room for additional market penetration for our existing products, if we are unable to acquire new customers in a cost-effective and efficient manner, our financial performance may be impacted. We plan to bring existing Owlet products to more families and further improve our market position by growing distribution with existing and new retailers and by leveraging our brand and marketing efforts. However, changes in consumer taste, sentiment for our brand, or the regulatory environment in jurisdictions in which we sell our products could impact our ability to attract new customers.

Expanding the Digital Parenting Ecosystem
Our growth will also be reliant upon our ability to introduce new and innovative products that will drive organic growth. We plan to continue adding connected products and content that drive our mission of empowering parents with the right information at the right time. We expect that the expansion of our connected ecosystem of offerings will allow us to deepen our relationships with existing customers through increased lifetime value and create additional efficiencies for our customer acquisition efforts. We expect that these future offerings, and especially future software solutions, will be an important component of our ability to continue to improve our gross profit as a percentage of revenues in the future. Should we be unable to expand our suite of hardware and software solutions, our financial performance and customer lifetime value may be negatively impacted.
Medical Devices & Telehealth Opportunities
We are developing two variations of the Owlet Smart Sock, the Owlet BabySat and the Owlet OTC Smart Sock, as medical devices that would require marketing authorization from the U.S. Food and Drug Administration (“FDA”) before they could be sold in the United States, as well as the Owlet Band, a pregnancy band with certain features that may require marketing authorization from the FDA. If we are able to obtain FDA marketing authorization for our Owlet BabySat, Owlet OTC Smart Sock and Owlet Band products, we believe that these products will allow us to directly engage medical professionals to share infant sleep and health data, and provide an end-to-end digital healthcare solution for our customers. We have made and continue to make substantial investments in clinical research and in seeking FDA marketing authorization to potentially allow for third-party payor coverage and reimbursement and telehealth opportunities. Our potential future medical device offerings are being designed to build credibility and deepen market penetration. Our future telehealth offerings would be designed to make home care easier for parents and physicians alike. While we believe the combination of these two initiatives, if successful, would further strengthen our position in our industry, the success of these initiatives is largely predicated upon receiving FDA marketing authorization.
International Expansion
While the United States is currently our primary market, we plan to leverage our connected ecosystem of offerings to acquire market share globally, with a heightened focus on Europe, Asia, and Latin America. We intend to continue to invest in our supply chain to support our international expansion efforts; however, should we underestimate or overestimate demand in new geographical markets, we may experience inefficiencies in our supply chain or other areas of our business, which could result in financial losses. Additionally, expanded global reach may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations, additional operational costs and other challenges.
Recent Developments
Impact of COVID-19
There continues to be worldwide impact from the novel coronavirus (“COVID-19”) pandemic. The impact of COVID-19 includes changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which have created significant volatility in the global economy that has led to reduced economic activity. The full extent to which the COVID-19 pandemic will directly or indirectly impact our cash flow, business, financial condition, results of operations and prospects will depend on future developments that are uncertain.
As a result of the COVID-19 pandemic, we temporarily limited access to our headquarters and encouraged our employees and contractors to work remotely, where possible, in accordance with local public health recommendations, each of which represented a significant change in how we operate our business. In light of the pandemic, we expect to continue to take actions as may be required or recommended by government authorities or as we determine are in the best interest of our employees.
We have experienced relatively minor impacts on our inventory availability and delivery capacity since the outbreak, neither of which has materially impacted our ability to service our customers. During the three-month period ended March 31, 2021, we observed improved logistics and other supply chain-related costs which had previously increased during the year ended December 31, 2020 as a result of the COVID-19 pandemic. We continue to work with our existing manufacturing, logistics and other supply chain partners to build key processes to ensure that our ability to service our customers is not significantly disrupted. Ongoing actions to bolster key aspects of the supply chain to support our continued growth include geographically diversifying manufacturing operations to ensure adequate manufacturing capacity and to shorten transit times, implementing alternative order fulfillment options to reduce warehousing costs, developing contingency plans for unexpected third-party manufacturing disruptions, and increasing headcount dedicated to managing and optimizing supply chain processes.
Business Combination and Public Company Costs
On February 15, 2021, Owlet entered into the Business Combination Agreement, whereby Merger Sub will merge with and into Owlet, with Owlet surviving the Merger. Owlet will become a wholly owned subsidiary of Sandbridge and Sandbridge will immediately be renamed “Owlet, Inc.”
Following the consummation of the Business Combination, we will become an SEC-registered and New York Stock Exchange (“NYSE”) listed company, which will require us to hire additional staff and implement processes and procedures to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees.
Non-GAAP Measures
We prepare and present our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). However, management uses earnings before interest, tax, depreciation, and amortization (“EBITDA”) as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. Accordingly, we believe that EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
EBITDA is not prepared in accordance with U.S. GAAP, and should not be considered in isolation from, or as an alternative to, measures prepared in accordance with U.S. GAAP. In addition, EBITDA is not based on any comprehensive set of accounting rules or principles. As a non-U.S. GAAP financial measure, EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Some of these limitations are:
•	EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect the amounts we paid in taxes or other components of our tax expense;
•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may use adjusted EBITDA, or measures labeled similarly to EBITDA, which may be calculated differently and limit its usefulness as a comparative measure.
Because of these limitations, EBITDA should be considered alongside, and not in lieu of, our other financial performance measures, including our financial results presented in accordance with U.S. GAAP.

The following table presents a reconciliation of net loss to EBITDA (in thousands):
	Years Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
Net loss	$(10,521)	$(17,851)	$(7,857)	$(2,128)
Income tax provision	20	—	5	—
Interest expense	1,420	973	418	321
Interest income	(38)	(279)	(1)	(32)
Depreciation and amortization	873	544	249	163
EBITDA	$(8,246)	$(16,613)	$(7,186)	$(1,676)
Components of Operating Results
Revenues
We recognize revenue from the following sources: (1) products, (2) mobile applications, and (3) content. Revenues are recognized when control of goods and services is transferred to customers in an amount that reflects the consideration expected to be received by us in exchange for those goods and services. Approximately 96% and 97% of our revenues for three months ended March 31, 2021 and for the year ended December 31, 2020, respectively, were derived from product sales.
Cost of Revenues
Cost of revenues consists of product costs, including contract manufacturing, shipping and handling, depreciation and amortization relating to tooling and manufacturing equipment and software, warranty replacement, fulfillment costs, warehousing, hosting, and reserves for excess and obsolete inventory.
Operating Expenses
General and Administrative. General and administrative expenses consist primarily of salaries, benefits, stock-based compensation, and bonuses for finance and accounting, legal, human resources and administrative executives and employees; third-party legal, accounting, and other professional services; corporate travel and entertainment; depreciation and amortization of property and equipment; and facilities rent.
We expect that our general and administrative expenses will increase in future periods compared to periods prior to the Business Combination as a result of additional costs related to being a public company, including Exchange Act reporting expenses; expenses associated with Sarbanes-Oxley compliance; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. We also anticipate that we will experience an increase in general and administrative expenses compared to the three months ended March 31, 2021 as a result of more ordinary course activities that have been suspended or limited during the COVID-19 pandemic.
Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, benefits, stock-based compensation, commissions, and bonuses for sales and marketing employees and contractors; third-party marketing expenses such as social media and search engine marketing; email marketing and print marketing.
Research and Development. Research and development expenses consist primarily of salaries, benefits, stock-based compensation, and bonuses for employees and contractors engaged in the design, development, maintenance and testing of our products and platforms.
Other Income (Expense)
Interest Expense. Interest expense consists primarily of interest incurred on our outstanding borrowings and amortization of the associated deferred financing costs.
Interest Income. Interest income consists of interest earned on our money market account.

Preferred Stock Mark to Market Adjustment. Preferred stock mark to market adjustment consists of adjustments made to mark to market the preferred stock warrants liability. Following the Business Combination, where the warrants will be converted to common stock we will no longer be required to make mark to market adjustments for these warrants.
Other Income (Expense), Net. Other income (expense), net includes our net gain (loss) on foreign exchange transactions, and sublease income.
Income Tax Provision. Income tax provision consists primarily of U.S. federal and state income taxes related to the tax jurisdictions in which we conduct business.
Results of Operations
The following table sets forth our results of operations for the years and periods indicated (in thousands):
	Years Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
Revenues	$75,403	$49,801	$21,911	$14,871
Cost of revenues	39,526	26,897	9,228	7,831
Gross profit	35,877	22,904	12,683	7,040

Operating expenses:
General and administrative	13,140	14,020	5,981	2,672
Sales and marketing	19,263	15,323	6,118	3,812
Research and development	10,465	10,611	3,432	2,433
Total operating expenses	42,868	39,954	15,531	8,917
Operating loss	(6,991)	(17,050)	(2,848)	(1,877)
Other income (expense):
Interest expense	(1,420)	(973)	(418)	(321)
Interest income	38	279	1	32
Preferred stock mark to market adjustment	(1,952)	(251)	(4,608)	—
Other income (expenses), net	(176)	144	21	38
Total other expense, net	(3,510)	(801)	(5,004)	(251)
Loss before income tax provision	(10,501)	(17,851)	(7,852)	(2,128)
Income tax provision	(20)	—	(5)	—
Net loss	$(10,521)	$(17,851)	$(7,857)	$(2,128)
Comparison of the years ended December 31, 2020 and December 31, 2019 and the three months ended March 31, 2021 and March 31, 2020
Revenues
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Revenues	$75,403	$49,801	$25,602	51.4%	$21,911	$14,871	$7,040	47.3%
Revenues increased by $25.6 million, or 51.4%, from $49.8 million for the year ended December 31, 2019 to $75.4 million for the year ended December 31, 2020. The increase was primarily due to a 49% increase in sales volume. The increase was primarily driven by substantial sales growth for the Owlet Monitor Duo. Sales to retailers and consumers for the Owlet Monitor Duo increased 101% and 46%, respectively, from the year ended December 31, 2019 to the year ended December 31, 2020. Sales to retailers and consumers for the Owlet Smart Sock also contributed to our revenue growth. Owlet Smart Sock sales to retailers and consumers grew 51% and 18%, respectively, from the year ended December 31, 2019 to the year ended December 31, 2020.

Revenues increased by $7.0 million, or 47.3%, from $14.9 million for the three months ended March 31, 2020 to $21.9 million for the three months ended March 31, 2021. The increase was primarily due to a 40% increase in sales volume. The increase was primarily driven by substantial sales growth for the Owlet Smart Sock. Owlet Smart Sock sales to retailers and consumers for the Owlet Smart Sock increased grew 54% and 25%, respectively, from the three months ended ended March 31, 2020 to the three months ended ended March 31, 2021.
Cost of Revenues and Gross Profit
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Cost of revenues	$39,526	$26,897	$12,629	47.0%	$9,228	$7,831	$1,397	17.8%
Gross profit	$35,877	$22,904	$12,973	56.6%	$12,683	$7,040	$5,643	80.2%
Gross margin	47.6%	46.0%			57.9%	47.3%
Cost of revenues increased by $12.6 million, or 47.0%, from $26.9 million for the year ended December 31, 2019 to $39.5 million for the year ended December 31, 2020. The increase was primarily due to an increase in sales volume of 49%. Gross margin increased from 46.0% for the year ended December 31, 2019 to 47.6% for the year ended December 31, 2020. The increase in gross margin was primarily due to a decrease in discounts provided to customers as part of a shift in overall market strategy and a decrease in fulfillment shipping costs per order for the year ended December 31, 2020.
Cost of revenues increased by $1.4 million, or 17.8%, from $7.8 million for the three months ended March 31, 2020 to $9.2 million for the three months ended March 31, 2021. The increase was primarily due to an increase in sales volume of 40%. Gross margin increased from 47.3% for the three months ended March 31, 2020 to 57.9% for the three months ended March 31, 2021. This increase in gross margin was primarily due to a decrease in the cost of revenues per unit sold for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease in cost of revenues per unit sold was primarily due to lower manufacturing costs associated with the third generation of the Owlet Smart Sock, which launched in July 2020, and decreases in freight and fulfillment costs due to improved supply chain logistics.
General and Administrative
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
General and administrative	$13,140	$14,020	$(880)	(6.3)%	$5,981	$2,672	$3,309	123.8%
General and administrative expense decreased by $0.9 million, or 6.3%, from $14.0 million for the year ended December 31, 2019 to $13.1 million for the year ended December 31, 2020. During the year ended December 31, 2020, we decreased our discretionary spending as a precautionary response to COVID-19. We expect general and administrative expense to increase in future periods as we begin to resume ordinary course activities that have been suspended or limited during COVID-19, incur additional headcount costs to support our continued growth, and incur other costs related to being a public company.
General and administrative expense increased by $3.3 million, or 123.8%, from $2.7 million for the three months ended March 31, 2020 to $6.0 million during the three months ended March 31, 2021. The increase was driven primarily by an increase in payroll-related expenses from additional general and administrative headcount, stock-based compensation primarily from an increase in the valuation of our common stock and volume of awards granted, as well as an increase in legal, accounting, and consulting costs related to the Business Combination. We expect general and administrative expense to continue to increase in future periods as we resume ordinary course activities that have been suspended or limited during COVID-19, incur additional headcount costs to support continued growth, and incur other costs related to being a public company.

Sales and Marketing
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Sales and marketing	$19,263	$15,323	$3,940	25.7%	$6,118	$3,812	$2,306	60.5%
Sales and marketing expense increased by $3.9 million, or 25.7%, from $15.3 million for the year ended December 31, 2019 to $19.3 million for the year ended December 31, 2020. The increase was primarily driven by increases in digital advertising spend, payroll-related expenses from additional sales and marketing headcount, stock-based compensation primarily from an increase in the valuation of our common stock and volume of awards granted, and in-store advertising expenses. Sales and marketing expense decreased to 25.5% as a percentage of revenues for the year ended December 31, 2020 from 30.8% as a percentage of revenues for the year ended December 31, 2019, primarily as a result of changes in marketing strategies, including strategy changes resulting from COVID-19. We expect sales and marketing expense to increase in future periods as we drive sales growth through new and existing marketing initiatives and expansion into additional international markets.
Sales and marketing expense increased by $2.3 million, or 60.5%, from $3.8 million for the three months ended March 31, 2020 to $6.1 million for the three months ended March 31, 2021. The increase was primarily driven by increases in digital advertising spend, payroll-related expenses from additional sales and marketing headcount, stock-based compensation primarily from an increase in the valuation of our common stock and volume of awards granted, and in-store advertising expenses. Sales and marketing expense increased to 27.9% as a percentage of revenues for the three months ended March 31, 2021 from 25.6% as a percentage of revenues for the three months ended March 31, 2020. The increase was primarily due to an increase in spend on marketing initiatives to drive sales growth. We expect sales and marketing expense to continue to increase in future periods as we drive sales growth through new and existing marketing initiatives and expand into additional international markets.
Research and Development
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Research and development	$10,465	$10,611	$(146)	(1.4)%	$3,432	$2,433	$999	41.1%
Research and development expense remained relatively constant at $10.5 million for the year ended December 31, 2020 compared to $10.6 million for the year ended December 31, 2019. Research and development expense decreased to 13.9% as a percentage of revenue for the year ended December 31, 2020 from 21.3% as a percentage of revenue for the year ended December 31, 2019. During the year ended December 31, 2020, we decreased our discretionary spending as a precautionary measure due to economic uncertainty resulting from the COVID-19 pandemic. We anticipate making significant investments in the development of our monitoring pipeline, including Smart Sock variants, in future periods and expect our research and development expenses to increase.
Research and development expenses increased by $1.0 million, or 41.1% from $2.4 million for the three months ended March 31, 2020 to $3.4 million during the three months ended March 31, 2021. This increase was primarily driven by an increase in payroll-related expenses from additional research and development headcount, stock-based compensation primarily from an increase in the valuation of our common stock and volume of awards granted, and an increase in consulting expenses. We anticipate making significant investments in the development of our monitoring pipeline, including Smart Sock variants, in future periods and expect our research and development expenses to increase.

Other Income (Expense)
	Years Ended December 31,		Change		Three Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Interest expense	$(1,420)	$(973)	$(447)	45.9%	$(418)	$(321)	$(97)	(30.2)%
Interest income	$38	$279	$(241)	(86.4)%	$1	$32	$(31)	(96.9)%
Preferred stock mark to market adjustment	$(1,952)	$(251)	$(1,701)	677.7%	$(4,608)	$—	$(4,608)	(100.0)%
Other income (expense), net	$(176)	$144	$(320)	(222.2)%	$21	$38	$(17)	(44.7)%
Interest expense increased by $0.4 million, or 45.9%, from $1.0 million for the year ended December 31, 2019 to $1.4 million for the year ended December 31, 2020. The increase was primarily due to a higher average balance on our line of credit and an increase in the interest rate on our term note payable. Interest income decreased by $0.2 million, or 86.4%, from $0.3 million for the year ended December 31, 2019 to $0.1 million for the year ended December 31, 2020, due to a lower yield on our money market account. The preferred stock mark to market adjustment related to our preferred stock warrant liability increased by $1.7 million, or 677.7%, from $0.3 million for the year ended December 31, 2019 to $2.0 million for the year ended December 31, 2020. The increase in the preferred stock warrant liability was primarily due to a higher fair market value of our preferred stock, which principally resulted from the letter of intent received from Sandbridge Acquisition Corporation. Other income (expense), net decreased by $0.3 million, or (222.2)%, from $0.1 million in other income for the year ended December 31, 2019 to $(0.2) million in other expense for the year ended December 31, 2020. The decrease in other income (expense), net was primarily due to a loss on extinguishment of debt incurred during the year ended December 31, 2020.
Interest expense, net increased by $0.1 million, or 30.2%, from $0.3 million for the three months ended March 31, 2020 to $0.4 million for the three months ended March 31, 2021. The increase was primarily due to a higher average balance on our line of credit and an increase in the interest rate on our term note payable. Interest income decreased due to lower yield on money market accounts for the three months ended March 31, 2021, when compared to the three months ended March 31, 2020. The preferred stock mark to market adjustment related to our preferred stock warrant liability increased by $4.6 million, or 100%, from $0.0 million for the three months ended March 31, 2020, to $4.6 million for the three months ended March 31, 2021. The increase in the preferred stock warrant liability was primarily due to a higher fair market value of our preferred stock, which principally resulted from the letter of intent received from Sandbridge Acquisition Corporation. Other income (expense), remained relatively constant for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020.
Income Tax Provision
	Years Ended December 31,		Change		Three-Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
Income tax provision	$(20)	$—	$(20)	(100.0)%	$(5)	$—	$(5)	(100.0)%
Effective tax rate	(0.19)%	0.0%			(0.10)%	0.0%
Valuation allowance	$(15,818)	$(13,839)	$(1,979)	14.3%	$(15,818)	$(13,839)	$(1,979)	14.3%
Income tax provision remained relatively constant for the years ended December 31, 2020 and December 31, 2019. Our effective tax rate was approximately 0.2% and 0.0% for the years ended December 31, 2020 and December 31, 2019, respectively, due to a full valuation allowance recorded to offset our deferred tax assets.
The valuation allowance increased $2.0 million, or 14.3%, from $13.8 million for the year ended December 31, 2019 and for the three months ended March 31, 2020 to $15.8 million for the year ended December 31, 2020 and for the three months ended March 31, 2021. The change in our valuation allowance for the year ended December 31, 2020 and for the three months ended March 31, 2021 was primarily due to an increase in interest expense limitations and an increase in net operating loss carryforwards.

Income tax provision remained relatively constant for the three months ended March 31, 2021 and March 31, 2020. Our effective tax rate was approximately 0.1% and 0.0% for the three months ended March 31, 2021 and March 31, 2020, respectively, due to a full valuation allowance recorded to offset our deferred tax assets.
EBITDA
	Years Ended December 31,		Change		Three-Months Ended March 31,		Change
(dollars in thousands)	2020	2019	$	%	2021	2020	$	%
EBITDA	$(8,246)	$(16,613)	$8,367	(50.4)%	$(7,186)	$(1,676)	$(5,510)	328.8%
EBITDA loss decreased $8.4 million, or 50.4%, to $8.3 million for the year ended December 31, 2020 compared to $16.6 million for the year ended December 31, 2019. The decrease in EBITDA loss was primarily driven by more efficient operating expense spend resulting in a decrease of sales and marketing expense as a percentage of revenues from 30.8% for the year ended December 31, 2019 to 25.5% for the year ended December 31, 2020.
EBITDA loss increased $5.5 million, or 328.8%, to $7.2 million for the three months ended March 31, 2021 compared to $1.7 million for the three months ended March 31, 2020. The increase in EBITDA loss was primarily driven by the preferred stock mark to market adjustment of $4.6 million and increases in operating expenses. Specifically, increases in operating expenses were primarily driven by increases in payroll-related expenses from additional headcount, stock-based compensation primarily from an increase in the valuation of our common stock and volume of awards granted, as well as increases in legal, accounting, and consulting costs related to the Business Combination.
Liquidity and Capital Resources
Leading up to the proposed Business Combination, we have funded our operations primarily with proceeds from issuances of our convertible preferred stock, borrowings under our loan facilities, issuances of convertible promissory notes, and sales of our products and services. As of March 31, 2021 and December 31, 2020, we had cash and cash equivalents of $12.8 million and $17.0 million, respectively.
Funding Requirements
Since inception, we have generated recurring losses which have resulted in an accumulated deficit of $79.6 million and $71.7 million as of March 31, 2021 and December 31, 2020, respectively, and expect to incur additional losses in the future. As a result of our history of losses and negative cash flows from operations, and because our plans to obtain additional capital have not been completed at the time of the issuance of our condensed consolidated financial statements, substantial doubt exists about our ability to continue as a going concern within one year after the date that our condensed consolidated financial statements are available to be issued, May 28, 2022. We believe the cash we expect to obtain from the Business Combination and PIPE Investment, if consummated, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus. However, we are still in the growth stage of our business and expect to continue to make substantial investments in our business, including in the expansion of our product portfolio and in our research and development, sales and marketing teams, in addition to incurring additional costs as a result of being a public company. There can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, if at all, or that we will generate sufficient future revenues. Failure to secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.
Loan and Security Agreement with Silicon Valley Bank
We had an amended and restated loan and security agreement with Silicon Valley Bank (“SVB”) as of December 31, 2020 (the “A&R LSA”), which we entered into on April 22, 2020, and which replaced the loan and security agreement that was in place as of December 31, 2019 (the “Original LSA”). These agreements provided us with both a line of credit (the “SVB Revolver”) and a term note (the “Term Note”).

Our borrowing capacity under the SVB Revolver was $12.5 million as of March 31, 2021 and December 31, 2020 and $10.0 million as of December 31, 2019. As of March 31, 2021 and December 31, 2020, the SVB Revolver bore interest at an annual rate equal to (i) the greater of the bank’s prime rate plus 0.75%, or 5.5% when a streamline period is in effect and (ii) the greater of the bank’s prime rate plus 1.25%, or 6.0% at all other times. As of December 31, 2019, the SVB Revolver bore interest at an annual rate equal to (i) the greater of the bank’s prime rate plus 0.75%, or 5.75% when a streamline period is in effect and (ii) the greater of the bank’s prime rate plus 1.25%, or 6.25% at all other times. Each streamline period commences the first day of the month following a written report of our liquidity and ends the first day after we fail to maintain a required cash and cash availability streamline threshold, provided no event of default has occurred and is continuing. If an event of default has occurred and is continuing, SVB may maintain our streamline status at its discretion. The required cash and cash availability streamline threshold was $7.0 million as of March 31, 2021 and December 31, 2020 and $6.0 million as of December 31, 2019, and we were within a streamline period as of March 31, 2021, December 31, 2020 and December 31, 2019. The actual interest rate on the SVB Revolver was 5.5% as of March 31, 2021 and December 31, 2020 and 5.75% as of December 31, 2019.
As of December 31, 2019, our Term Note had an aggregate principal balance of $7.0 million, and an interest rate equal to the greater of the prime rate plus 1.00%, or 6.00%. As of December 31, 2019, our Term Note required interest-only payments through April 30, 2020, followed by 30 equal monthly payments of principal beginning on May 1, 2020. On April 22, 2020, we amended our Term Note, which allowed us to borrow an additional $1.0 million at closing, extended the interest-only period through April 30, 2021, and modified the interest rate to be the greater of the bank’s prime rate plus 4.50%, or 7.50%. The amendment also included a provision to further extend the interest-only period through October 31, 2021 and allow us to borrow an additional $2.0 million if we achieved a specified gross profit milestone for the year ended December 31, 2020. On September 22, 2020, we further amended our Term Note to change the repayment term from 36 consecutive equal monthly payments of principal to 30 consecutive equal monthly payments of principal beginning on November 1, 2021 and modified the interest rate to the greater of the bank’s prime rate plus 3.50%, or 6.50%. We achieved our gross profit milestone and borrowed $2.0 million in December 2020. The Term Note had an aggregate principal balance of $10.0 million as of December 31, 2020. The Term Note matures on April 1, 2024.
The Original LSA and the A&R LSA both required that we meet certain financial covenants. Under the Original LSA, in effect as of December 31, 2019, the financial covenants included the satisfaction of both a maximum cumulative trailing 3-month loss threshold (based on a calculation of EBITDA, plus stock-based compensation expense) and a minimum cash and cash availability requirement. We were in compliance with these financial covenants as of December 31, 2019. Under the A&R LSA, in effect as of December 31, 2020, the financial covenant required the satisfaction of a maximum year-to-date loss threshold (based on a calculation of EBITDA, plus stock-based compensation expense and loss on extinguishment of debt). We were not in compliance with this financial covenant as of December 31, 2020. On March 10, 2021, we amended the A&R LSA (as amended, the “LSA”) to, among other things, waive the existing default for the 12 months ended December 31, 2020 and waive any rights and remedies against the Company with respect to the existing default, which includes the financial covenant noncompliance, consent to the merger (see Note 18 in our annual financial statements), and amendments to other provisions of the loan agreement. The amended LSA also set forth new financial covenants, including a requirement to maintain cash and cash availability of at least $6.0 million as of the last day of each month beginning on March 31, 2021, a requirement to complete a qualifying liquidity event with aggregate new net proceeds of at least $50.0 million in cash on or before May 31, 2021, and a requirement to agree to terms with SVB on a 2021 EBITDA covenant no later than July 15, 2021. A breach of any of these financial covenants would constitute an event of default under the LSA. In such an event, SVB would have the right to exercise all remedies available to it under the LSA, including acceleration of all amounts due under the LSA and foreclosure on the collateral securing the LSA. In an event of default, we may not be able to renegotiate terms with SVB or secure alternate sources of financing to repay amounts due under the LSA.
On May 14, 2021, we further amended the A&R LSA to, among other things, reduce the minimum cash and cash availability threshold, move the qualifying liquidity event date from on or before May 31, 2021 to on or before July 31, 2021, and move the date to agree to terms with SVB on a 2021 EBITDA covenant from no later than July 15, 2021 to no later than August 15, 2021. On May 25, 2021, we further amended our LSA to, among other things, provide for an additional $5.0 million advance under the Term Note, increase the SVB Revolver borrowing capacity from $12.5 million to $17.5 million, extend the SVB Revolver maturity date from April 22, 2022 to April 22, 2024, and increase the required cash and cash availability streamline threshold from $7.0 million to $8.0 million.
Our borrowings under the LSA are secured by substantially all of our current and future assets.
Paycheck Protection Program Loan
In April 2020, we applied for and received proceeds from the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) in the amount of $2.1 million, with SVB as lender for the loan (the “PPP Loan”), under the Federal Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan was considered necessary to support our ongoing operations due to economic uncertainty at the time resulting from the COVID-19 pandemic and reduced access to alternative sources of liquidity.
The PPP Loan accrues interest on the outstanding principal at a rate of 1.0% per annum and is subject to the terms and conditions applicable to loans administered by the SBA. The term of the PPP Loan is two years, unless payment is required sooner in connection with an event of default under the PPP Loan. To the extent the PPP Loan amount is not forgiven under the PPP, we are obligated to make equal monthly payments of principal and interest for eight months beginning September 22, 2021, until the maturity date of April 22, 2022.
The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. Under the PPP, we applied for forgiveness for all of the PPP Loan. However, the SBA has not made a decision related to our application for forgiveness. We expect substantially all of the PPP Loan to be forgiven by the SBA.
As of December 31, 2020, $10.0 million, $9.7 million, and $2.1 million in aggregate principal amount was outstanding under the Term Note, the SVB Revolver, and the PPP Loan, respectively.
As of March 31, 2021, $10.0 million, $12.5 million, and $2.1 million in aggregate principal amount was outstanding under the Term Note, the SVB Revolver, and the PPP Loan, respectively.
Related Party Convertible Notes
During the year ended December 31, 2019, we issued $6.5 million in related party convertible promissory notes. The convertible promissory notes bear interest at 5.00% per annum and all outstanding principal and accrued interest is due on the earlier of August 9, 2021 or upon the closing of a change of control, as defined in the convertible note agreements. If a change of control occurs prior to August 9, 2021, and the notes have not already converted, the holders of the convertible promissory notes will receive all outstanding principal and interest plus an amount equal to 100% of the original principal amount. The convertible promissory notes cannot be prepaid without the consent of the majority holders and will automatically convert to shares of our convertible preferred stock at 80% of the convertible preferred stock price per share upon a qualified preferred stock equity financing round of at least $15.0 million, excluding the conversion value of the notes. If we were to sell convertible preferred stock in an equity financing round of less than $15.0 million, the holders of the convertible promissory notes could elect to convert their notes to shares of our convertible preferred stock at 80% of the preferred stock price per share. The convertible promissory notes are subordinated to the SVB Revolver and the Term Note.
The convertible promissory notes were amended in February 2021 to allow the notes to either: (i) automatically convert into shares of our convertible preferred stock immediately prior to the consummation of the Business Combination at a conversion price equal to the price per share applicable to our most recent equity financing at the conversion date (which was $3.1546 as of the issuance date of these financial statements) and in turn convert into shares of New Owlet common stock as part of the Business Combination or (ii), at a holder’s election, trigger the repayment in cash of the outstanding principal and accrued interest at the consummation of the Business Combination.

Cash Flows
The following table summarizes our cash flow (in thousands):
	Years Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
Net cash used in operating activities	$(129)	$(16,061)	$(6,976)	$(140)
Net cash used in investing activities	(1,056)	(1,959)	(27)	(237)
Net cash provided by financing activities	6,458	12,455	2,805	(868)
Net change in cash and cash equivalents	$5,273	$(5,565)	$(4,198)	$(1,245)
Operating Activities
Our cash flows from operating activities are significantly affected by the growth of our business. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.
For the year ended December 31, 2020, net cash used in operating activities was $0.1 million, primarily driven by our net loss of $10.5 million, offset by changes in working capital of $5.7 million and non-cash charges of $4.7 million.
For the year ended December 31, 2019, net cash used in operating activities was $16.0 million, primarily driven by our net loss of $17.9 million and changes in working capital of $0.2 million, partially offset by non-cash charges of $1.7 million.
For the three months ended March 31, 2021, net cash used in operating activities was $7.0 million, primarily driven by our net loss of $7.9 million and changes in working capital of $5.0 million, partially offset by non-cash charges of $5.9 million.
For the three months ended March 31, 2020, net cash used in operating activities was $0.1 million, primarily driven by our net loss of $2.1 million, partially offset by changes in working capital of $1.6 million and non-cash charges of $0.4 million.
Investing Activities
We continue to experience negative cash flows from investing activities as we expand our business and build our infrastructure. Cash flows from investing activities primarily relate to capital expenditures to support our growth. Net cash used in investing activities is expected to continue to increase substantially as we expand our business through new products and new geographic markets.
For the year ended December 31, 2020, net cash used in investing activities decreased to $1.1 million from $2.0 million for the year ended December 31, 2019. The majority of our capital expenditures for the year ended December 31, 2019 related to equipment for the product launch of a new version of the Owlet Smart Sock, which occurred during the year ended December 31, 2020, and the anticipated launch of the Owlet Band; therefore, we had fewer capital investments during the year ended December 31, 2020. We expect our capital expenditures to grow in future periods, primarily driven by investments to expand our production capabilities to additional factories in other geographical locations, as well as investments in tooling and equipment to manufacture new products.
For the three months ended March 31, 2021, net cash used in investing activities decreased to $0.1 million from $0.2 million for the three months ended March 31, 2020. We expect our capital expenditures to grow in future periods, primarily driven by investments to expand our production capabilities to additional factories in other geographical locations, as well as investments in tooling and equipment to manufacture new products.
Financing Activities
For the year ended December 31, 2020, net cash provided by financing activities was $6.5 million, primarily driven by gross draws of $9.7 million on our line of credit, the issuance of an additional $3.0 million in long-term debt, and proceeds of $2.1 million from our PPP Loan, partially offset by gross payments of $11.3 million on our line of credit.

For the year ended December 31, 2019, net cash provided by financing activities was $12.5 million, primarily driven by gross draws of $7.9 million on our line of credit, the issuance of $6.5 million in related party convertible promissory notes, and the issuance of an additional $2.0 million in long-term debt, partially offset by gross payments of $4.2 million on our line of credit.
For the three months ended March 31, 2021, net cash provided by financing activities was $2.8 million, primarily driven by gross draws of $4.3 million on our line of credit and the issuance of an additional $0.2 million in common stock resulting from stock option exercises, partially offset by gross payments of $1.5 million on our line of credit.
For the three months ended March 31, 2020, net cash used in financing activities was $0.9 million, primarily driven by gross payments of $8.2 million on our line of credit, partially offset by gross draws of $7.4 million on our line of credit.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of March 31, 2021 and December 31, 2020.
Indemnification
In the ordinary course of business, we enter into agreements that may include indemnification provisions. Pursuant to such agreements, we may indemnify, hold harmless, and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments we could be required to make under these provisions is not determinable. We have never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.
In connection with the consummation of the Business Combination, we intend to enter into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. We currently have directors’ and officers’ insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is immaterial.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported revenue generated and expense incurred during the reporting periods. Our estimates are based on historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to more significant areas involving management's judgment and estimates.
While our significant accounting policies are described in the notes to the consolidated financial statements including in this proxy statement/prospectus, we believe that the following accounting policies are most critical to understanding the financial condition and historical and future results of operations:
Revenue Recognition
We generate substantially all of our revenues from the sale of products, primarily the Owlet Smart Sock, Owlet Cam, and Owlet Monitor Duo. Revenues are recognized when control of goods and services is transferred to customers at the transaction price, an amount that reflects the consideration expected to be received by us in exchange for those goods and services. The transaction price is calculated as selling price less our estimate of variable consideration, including future returns, volume rebates, and sales incentives related to current period sales.

Arrangements with Multiple Performance Obligations
We enter into contracts that have multiple performance obligations. Determining whether products and services are considered separate performance obligations that should be accounted for separately requires significant judgment. Product sales include three separate performance obligations which function independently or with readily available other goods and services. The first performance obligation is the delivery of hardware and embedded firmware essential to the functionality of the hardware. Embedded firmware allows the hardware to recognize inputs to the hardware and provide appropriate outputs. The second performance obligation is the implied right to connect the downloadable mobile application, provided free of charge, to the hardware, which enables users to view and access real-time data outputs. The third performance obligation is the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes relating to the product’s essential firmware.
We allocate the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). Our process for determining the SSP considers multiple factors, including an adjusted market assessment and consumer behaviors, and varies depending on the facts and circumstances of each performance obligation. Revenues allocated to the delivery of the hardware and embedded firmware essential to the functionality of the hardware represent substantially all of the arrangement consideration and reflect our best estimate of the selling price if it was sold regularly on a stand-alone basis. SSP for the mobile application connection and upgrade rights are estimated based on relevant market and consumer data.
Revenues are recognized at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. Revenues allocated to the hardware and embedded firmware are recognized at the time of product delivery, provided the other conditions for revenue recognition have been met. This generally occurs upon delivery of the product to a third-party carrier. Revenues allocated to the implied right to access the mobile application and the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes, are recognized on a straight-line basis over the estimated usage period of the underlying hardware product. The usage period is estimated based on historical user activity and ranges from 10 to 27 months.
We record revenues net of sales tax and variable consideration such as discounts and customer returns. Payment is typically due within 90 days or less from shipment of the product. We record estimated reductions to revenue in the form of variable consideration for customer sales programs, returns, and incentive offerings including rebates, markdowns, promotions, and volume-based incentives.
Consideration payable to a customer, such as cooperative advertising and pricing promotions to retailers and distributors, is recorded as a reduction to revenue and an accrued liability unless we receive a distinct benefit in exchange for credits claimed and can reasonably estimate the fair value of the distinct benefit received. Deferred revenues represent advance payments received from customers prior to performance by us. Sales taxes collected from customers which are remitted to governmental authorities are not included in revenues and are reflected as a liability in the accompanying consolidated balance sheets.
Sales Returns, Rebates, Discounts, and Allowances
Our contract liabilities include promises to provide customers rights of return, which range from 15 to 30 days from product activation and from 15 to 45 days from product purchase as of December 31, 2020 and December 31, 2019, respectively, as well as promises to issue discounts and provide rebates or allowances to certain retail channel customers if specified conditions are met. Revenues are reduced in the accompanying consolidated statements of operations for anticipated sales returns, discounts, and allowances, based on our analysis of historical sales returns and contractual discounts and allowances. Expected returns, as well as estimated discounts and allowances that have been earned but not yet honored or paid out, are included in accrued and other expenses in the accompanying balance sheets. Actual returns may vary from estimates if we experience a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive pressures.
Sales return rates have been sufficiently predictable to allow us to estimate expected future returns. We review the actual returns as a percentage of sales to determine the historical rate of return. The historical rate of return is used as a basis for estimating future returns based on current sales. The sales return estimate can be affected by the release of new products or changes to sales channels. Actual returns may vary from estimates if we experience a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive pressures.
Sales rebates, discounts, and allowances provided to our customers have been sufficiently predictable to allow us to estimate expected future discounts and allowances. Discounts and allowances are estimable based on existing and expected promotional programs and contractual terms in place at the time of sale. New promotional programs or changes to existing promotional programs could impact the estimated sales rebates, discounts, and allowances.
The estimates and assumptions used to reserve for rights of return, rebates, discounts, and allowances have been accurate in all material respects and have not materially changed in the past.
Warranty Reserves
Our products include an assurance-type limited warranty. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenues, are based on the results of historical trends and warranty claim rates incurred and are adjusted for any current or expected trends as appropriate. The warranty reserve estimate can be affected by the release of new products or updates which could have failure rates that differ from historical products. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.
Determination of the Fair Value of Common Stock
As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuation of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. We believe that the board of directors has the relevant experience and expertise to determine fair value of our common stock. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Management has considered numerous factors in determining the best estimate of fair value of our common stock, including the following:
•	valuation performed by un-related third-party specialists;
•	our operating results, financial position and capital resources;
•	our stage of development and current business conditions and projections, including the introduction of new products;
•	the lack of marketability of our common stock;
•	the hiring of key personnel and the experience of our management;
•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions;
•	the nature and history of our business;
•	industry trends and the competitive environment;
•	illiquidity of stock-based awards involving securities in a private company; and
•	the overall economic, regulatory, and capital market conditions.
The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.
Once a public trading market for our common stock has been established, such as after the Business Combination, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Stock-based Compensation Expense
We classify stock-based awards granted in exchange for services as equity awards. Stock-based compensation expense related to awards to employees and non-employees is measured at the grant date based on the fair value of the award. The calculation of the stock-based compensation is based on the Black-Scholes valuation model, which requires significant estimates including the expected volatility of our common stock, expected dividend yield, option term and risk-free rate. We derive our volatility from the average historical stock volatilities of peer public companies over a period equivalent to the expected term of the awards. As our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term, we estimate the expected term using the simplified method based on the vesting and contractual terms of the award. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted average vesting period and its contractual term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as we do not anticipate paying dividends on our common stock for the foreseeable future.
The fair value of each stock option award granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the three months ended March 31:
	2021	2020
Risk-free interest rate	0.44% - 0.61%	0.51%
Expected volatility	62.88% - 63.27%	63.38%
Expected dividend yield	0.00%	0.00%
Expected term of options (in years)	5.00 - 6.00	6.00
The fair value of each stock option award granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31:
	2020	2019
Risk-free interest rate	0.46% - 0.51%	1.57% - 2.53%
Expected volatility	63.38% - 64.04%	54.29% - 55.03%
Expected dividend yield	0.00%	0.00%
Expected term of options (in years)	6.00	5.00 - 6.25
Preferred Stock Warrant Liability
We classify warrants to purchase shares of our redeemable convertible preferred stock as a liability on our consolidated balance sheets as each warrant is a free-standing instrument that may require us to transfer consideration upon exercise. Each warrant is initially recorded at fair value upon issuance, net of issuance costs, using the Black-Scholes option pricing model, and is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of warrants are recognized as a component of preferred stock mark to market adjustment in the consolidated statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.
The Black-Scholes valuation model requires significant estimates including the expected volatility of our common stock, expected dividend yield, option term and risk-free rate. We derive our volatility from the average historical stock volatilities of peer public companies over a period equivalent to the expected term of the awards. As our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term, we estimate the expected term using the simplified method based on the vesting and contractual terms of the award. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted average vesting period and its contractual term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as we do not anticipate paying dividends on our common stock for the foreseeable future.

We utilized the Black-Scholes option pricing model and the assumptions in the following table to determine the fair value on the date of grant of the warrants issued for the three months ended March 31:
	2021	2020
Expected term (in years)	9.67 - 10.00	9.67 - 10.00
Risk-free interest rate	0.63% - 3.14%	2.06% - 3.14%
Expected volatility	50.00% - 55.00%	50.00% - 55.00%
Expected dividend yield	0.00%	0.00%
Exercise price	$1.30 - $1.59	$1.30 - $1.59
Stock price	$1.30 - $1.59	$1.30 - $1.59
We utilized the Black-Scholes options pricing model and the assumptions in the following table to determine the fair value on the date of grant of the warrants issued for the years ended December 31:
	2020	2019
Expected term (in years)	9.67 - 10.00	9.67 - 10.00
Risk-free interest rate	0.63% - 3.14%	2.06% - 3.14%
Expected volatility	50.00% - 55.00%	50.00% - 55.00%
Expected dividend yield	0.00%	0.00%
Exercise price	$1.30 - $1.59	$1.30 - $1.59
Stock price	$1.30 - $1.59	$1.30 - $1.59
Income Taxes
We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
In evaluating the ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined to not be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such a determination is made. As of December 31, 2020 and December 31, 2019, we recorded a full valuation allowance on our deferred tax assets.
Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. Based on positions taken in our tax filings, we concluded that there are no significant uncertain tax positions requiring disclosure as of December 31, 2020 and December 31, 2019, and that there are no material amounts of unrecognized tax benefits. Our policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes.
Recent Accounting Pronouncements
See Note 1, “Description of Organization and Summary of Significant Accounting Policies,” in the notes to our consolidated financial statements included in this proxy statement/prospectus for a full description of recent accounting pronouncements, including expected dates of adoption and estimated effects on results of operations and financial condition.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate fluctuations and credit risk.

Interest Rate Risk
As discussed above, the Term Note, as amended on September 22, 2020, had an interest rate of the greater of either the prime rate plus 3.5%, or 6.5% as of March 31, 2021. During the three months ended March 31, 2021, the prime rate did not exceed 5.0%. We have not been exposed to material risk due to fluctuations in interest rates. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.
Credit Risk
Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents are deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. We believe that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.
Our accounts receivable is derived from customers located primarily in the United States. We routinely assess the creditworthiness of our customers and have only experienced significant credit losses related to receivables from individual customers when a national retailer filed for bankruptcy in September 2017. We continuously monitor customer payments and maintain an allowance for doubtful accounts based on our assessment of various factors including age of the receivable balances, historical experience and any other conditions that may affect customers’ ability to pay.
Emerging Growth Company Status
Following the Business Combination, we will qualify as an emerging growth company (“EGC”) as defined in the Jumpstart our Business Startups (“JOBS”) Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. Following the Business Combination, we intend to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions following the Business Combination, we will not be required to, among other things: (i) provide an auditor's attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosures that may be required of non-EGCs under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor's report on the consolidated financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation.
Following the Business Combination, we will remain an EGC under the JOBS Act until the earliest of (i) December 31, 2025, (ii) the last date of our fiscal year in which we have total annual gross revenues of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

DESCRIPTION OF NEW OWLET SECURITIES
The following summary of certain provisions of New Owlet securities does not purport to be complete and is subject to the Proposed Charter, the New Owlet Bylaws and the provisions of applicable law. Copies of the Proposed Charter and the New Owlet Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. In this section, “we”, “our”, the “Company” or “New Owlet” generally refers to New Owlet from and after the Business Combination.
Authorized Capitalization
General
The total amount of our authorized capital stock consists of 1,000,000,000 shares of New Owlet common stock and 100,000,000 shares of New Owlet preferred stock. We expect to have approximately 130,764,371 shares of New Owlet common stock outstanding immediately after the consummation of the Business Combination and related transactions, assuming that none of the outstanding shares of Sandbridge Class A common stock are redeemed in connection with the Business Combination. No shares of New Owlet preferred stock will be issued or outstanding immediately after the Business Combination.
The following summary describes all material provisions of our capital stock. We urge you to read the Proposed Charter and the New Owlet Bylaws (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).
New Owlet Common Stock
Voting Rights
Each holder of New Owlet common stock will be entitled to one vote for each share of New Owlet common stock held of record by such holder on all matters voted upon by our stockholders, provided, however, that, except as otherwise required in the Proposed Charter or by applicable law, the holders of New Owlet common stock will not be entitled to vote on any amendment to our Proposed Charter that relates solely to the terms of one or more outstanding series of New Owlet preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Proposed Charter (including any certificate of designation relating to any series of New Owlet preferred stock) or pursuant to the DGCL.
Dividend Rights
Subject to any other provisions of the Proposed Charter, as it may be amended from time to time, holders of shares of New Owlet common stock will be entitled to receive ratably, in proportion to the number of shares of New Owlet common stock held by them, such dividends and other distributions in cash, stock or property of New Owlet when, as and if declared thereon by the New Owlet Board from time to time out of assets or funds of New Owlet legally available therefor.
Rights upon Liquidation
Subject to the rights of holders of New Owlet preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of New Owlet preferred stock ranking senior to the shares of New Owlet common stock upon such dissolution, liquidation or winding up, if any, New Owlet’s remaining net assets will be distributed to the holders of shares of New Owlet common stock upon such dissolution, liquidation or winding up, pro rata on a per share basis.
Other Rights
No holder of shares of New Owlet common stock will be entitled to preemptive or subscription rights contained in the Proposed Charter or in the New Owlet Bylaws. There are no redemption or sinking fund provisions applicable to the New Owlet common stock. The rights, preferences and privileges of holders of the New Owlet common stock will be subject to those of the holders of any shares of the New Owlet preferred stock that New Owlet may issue in the future.

Lock-Up
The holders of New Owlet common stock issued as consideration pursuant to the Business Combination or to directors, officers and employees of New Owlet upon settlement or exercise of stock options or other equity awards outstanding as of immediately prior to the closing of the Business Combination (collectively, the “Lock-up Shares”) may not transfer, subject to certain limited exceptions, any Lock-up Shares for 18 months after the consummation of the Business Combination.
Preferred Stock
The New Owlet Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of New Owlet preferred stock could have the effect of decreasing the trading price of New Owlet common stock, restricting dividends on the capital stock of New Owlet, diluting the voting power of the New Owlet common stock, impairing the liquidation rights of the capital stock of New Owlet, or delaying or preventing a change in control of New Owlet.
Election of Directors and Vacancies
Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and the terms and conditions of the Stockholders Agreement and the Business Combination Agreement, the number of directors of the New Owlet Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the New Owlet Board. The New Owlet Board will be divided into three classes, designated Class I, II and III, with Class I consisting of three directors and first up for re-election in 2022, Class II consisting of three directors and first up for re-election in 2023, and Class III consisting of three directors and first up for re-election in 2024. Each class of directors will be elected by the New Owlet stockholders every three years. The Stockholders Agreement will also provide that, for so long as Eclipse holds at least 10.0% of the outstanding New Owlet common stock, New Owlet will include the nominee selected by Eclipse as a director nominee in New Owlet’s proxy statement for its annual meeting each time directors from the class to which such nominee is assigned are up for election.
Under the New Owlet Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the New Owlet Board.
Except as the DGCL or the Stockholders Agreement may otherwise require and subject to the rights, if any, of the holders of any series of New Owlet preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the New Owlet Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.
Subject to the Stockholders Agreement and the rights, if any, of any series of New Owlet preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock (as defined below) of New Owlet then entitled to vote at an election of directors. Subject to the terms and conditions of the Stockholders Agreement, in case the New Owlet Board or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by New Owlet, subject, nevertheless, to the provisions of the DGCL, the Proposed Charter and to any

New Owlet Bylaws adopted and in effect from time to time; provided, however, that no Bylaw so adopted will invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.
Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of New Owlet preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the New Owlet preferred stock.
For more information on the Stockholders Agreement, see “Business Combination Proposal—Related Agreements—Stockholders Agreement.”
Quorum
The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Proposed Charter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Anti-takeover Effects of the Proposed Charter and the New Owlet Bylaws
The Proposed Charter and the New Owlet Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.
Classified Board of Directors
As indicated above, the Proposed Charter provides that the New Owlet Board will be divided into three classes of directors, with each class of directors being elected by the New Owlet stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Owlet Board.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as the New Owlet common stock (or units or warrants) remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New Owlet common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the New Owlet Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Owlet by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New Owlet common stock at prices higher than prevailing market prices.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of New Owlet preferred stock, special meetings of the stockholders of New Owlet, for any purpose or purposes, may be called only by or at the direction of (i) a majority of the New Owlet Board, (ii) the chairperson of the New

Owlet Board, (iii) the Chief Executive Officer or (iv) the President. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than 10 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.
In addition, the New Owlet Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if such actions are favored by the holders of a majority of our outstanding voting securities.
Amendment to Charter and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
The Proposed Charter will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in voting power of all the then outstanding shares of New Owlet’s stock entitled to vote thereon as a class:
•	the provisions regarding New Owlet preferred stock;
•	the provisions regarding the size, classification, appointment, removal and authority of the New Owlet Board;
•	the provisions prohibiting stockholder actions without a meeting;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding the selection of certain forums for certain specified legal proceedings between New Owlet and its stockholders; and
•	the provisions regarding the limited liability of directors of New Owlet.
The New Owlet Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire New Owlet Board then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the New Owlet Board) or (B) without the approval of the New Owlet Board, by the affirmative vote of the holders of 66 and 2/3% of the outstanding voting stock of New Owlet entitled to vote generally in an election of directors, voting together as a single class.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:
1)	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;
2)
the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

3)
the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
Since New Owlet has not opted out of Section 203 of the DGCL, it will apply to New Owlet. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Owlet for a three-year period. This provision may encourage companies interested in acquiring New Owlet to negotiate in advance with the New Owlet Board because the stockholder approval requirement would be avoided if the New Owlet Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Owlet Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Charter limits the liability of the directors of New Owlet to the fullest extent permitted by the DGCL, and the New Owlet Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we will be required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of New Owlet. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Exclusive Jurisdiction of Certain Actions
The New Owlet Bylaws require, to the fullest extent permitted by law, unless New Owlet consents in writing to the selection of an alternative forum, that derivative actions brought on behalf of New Owlet, actions against any director, officer or stockholder of New Owlet for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Proposed Charter or the New Owlet Bylaws, and actions asserting a claim against New Owlet governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the state and federal courts in the State of Delaware and service of process on such stockholder’s counsel. Although we believe this provision benefits New Owlet by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the New Owlet Bylaws require that, unless New Owlet consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act and, if brought in a court other than the federal district courts of the United States of America, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the federal district courts of the United States of America and service of process on such stockholder’s counsel. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Warrants
New Owlet Public Warrants
Each New Owlet whole warrant entitles the registered holder to purchase one share of New Owlet at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination or 12 months from the closing of Sandbridge’s initial public offering, provided in each case that New Owlet has an effective registration statement under the Securities Act covering the New Owlet common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Owlet common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units, and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any shares of New Owlet common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New Owlet common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of New Owlet common stock upon exercise of a warrant unless the share of New Owlet common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.
As soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, New Owlet will be required to use its commercially reasonable efforts to file with the SEC a registration statement covering the shares of New Owlet common stock issuable upon exercise of the warrants, and to use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New Owlet common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the shares of New Owlet common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Owlet may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Owlet so elects, we will not be required to file or maintain in effect a registration statement. If a registration statement covering the shares of New Owlet common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, we may call the warrants for redemption:
•	in whole and not in part;
•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price of the New Owlet common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is given to the warrant holder.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The last of the redemption criterion discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Owlet common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Once the warrants become exercisable, we may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our shares of New Owlet common stock, except as otherwise described below;

•
if, and only if, the closing price of the shares of New Owlet equals or exceeds $10.00 per public share (as adjusted for share subdivisions, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day before we send the notice of redemption to the warrant holders; and

•
if the closing price of the shares of New Owlet equals or exceeds $18.00 per public share (as adjusted for share subdivisions, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day before we send the notice of redemption to the warrant holders and if, and only if, the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, as described above; and

•
if, and only if, there is an effective registration statement covering the issuance of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of New Owlet common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the New Owlet common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on volume weighted average price of the shares of New Owlet common stock as reported during the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of New Owlet common stock issuable upon exercise of a warrant is adjusted as set forth below in the first three paragraphs discussing anti-dilution adjustments. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of New Owlet common stock
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.0 0
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Owlet common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the New Owlet common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New Owlet common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the New Owlet common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New Owlet common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New Owlet common stock per whole warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New Owlet pursuant to this redemption feature, since they will not be exercisable for any shares of New Owlet common stock.
This redemption feature differs from the typical warrant redemption features used in many other current or former special purpose acquisition companies, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of New Owlet common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New Owlet common stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of New Owlet common stock is below the exercise price of the warrants. This redemption feature has been established to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of New Owlet common stock for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when the shares of New Owlet common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of New Owlet common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Owlet common stock than they would have received if they had chosen to wait to exercise their warrants for shares of New Owlet common stock if and when such shares were trading at a price higher than the exercise price of $11.50.
No fractional shares of New Owlet common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of New Owlet common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Owlet common stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New Owlet common stock, New Owlet will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.
If we call the warrants for redemption when the price per share of New Owlet common stock equals or exceeds $18.00, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis” beginning on the third trading day prior to the date on which notice of the redemption is given to the holders of warrants. In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Owlet common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New Owlet common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value and (B) 0.361 per whole warrant. The “fair market value” will mean the average closing price of the shares of New Owlet common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Owlet common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call our warrants for redemption and our management team does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as the holder may specify) of the shares of New Owlet common stock outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of outstanding shares of New Owlet common stock is increased by a capitalization or share dividend payable in shares of New Owlet common stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New Owlet common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of New Owlet common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New Owlet common stock equal to the product of (i) the number of shares of New Owlet common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Owlet common stock) and (ii) one minus the quotient of (x) the price per shares of New Owlet common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for New Owlet common stock, in determining the price payable for shares of New Owlet common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of New Owlet common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of New Owlet common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of New Owlet common stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), or (c) to satisfy the redemption rights of the holders of New Owlet common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Owlet common stock in respect of such event.
If the number of outstanding shares of New Owlet common stock is decreased by a consolidation, combination, reverse share split or reclassification of share of New Owlet common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Owlet common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Owlet common stock.
Whenever the number of shares of New Owlet common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Owlet common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Owlet common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New Owlet common stock (other than those described above or that solely affects the par value of such shares of New Owlet common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Owlet common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Owlet common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Owlet common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New Owlet common stock in such a transaction is payable in the form of shares of New Owlet common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants are issued in registered form under a warrant agreement with Continental Stock Transfer & Trust Company, as warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in Sandbridge’s prospectus for its initial public offering, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrant holders do not have the rights or privileges of holders of shares of New Owlet common stock and any voting rights until they exercise their warrants and receive shares of New Owlet common stock.
Pursuant to the terms of the warrant agreement, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Placement Warrants
Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants (including the shares of New Owlet common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants, and they will not be redeemable by us, except as described above when the price per share of New Owlet common stock equals or exceeds $10.00, so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants. Any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants will require a vote of holders of at least 50% of the number of the then outstanding private placement warrants.
Except as described above regarding redemption procedures and cashless exercise in respect of the public warrants, if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Owlet common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Owlet common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the shares of New Owlet common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the holders of warrants.
Transfer Agent and Warrant Agent
The transfer agent for New Owlet common stock and warrant agent for the New Owlet public warrants and private placement warrants will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW OWLET COMMON STOCK
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Owlet common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Owlet at the time of, or at any time during the three months preceding, a sale and (ii) New Owlet is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Owlet was required to file reports) preceding the sale.
Persons who have beneficially owned restricted New Owlet common stock shares for at least six months but who are affiliates of New Owlet at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of New Owlet common stock then outstanding; or
•	the average weekly reported trading volume of the New Owlet common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Owlet under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Owlet.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
We anticipate that following the consummation of the Business Combination, New Owlet will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS
General
Sandbridge is incorporated under the laws of the State of Delaware and the rights of Sandbridge stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Sandbridge’s Bylaws. As a result of the Business Combination, Sandbridge stockholders who receive shares of New Owlet common stock will become New Owlet stockholders. New Owlet is incorporated under the laws of the State of Delaware and the rights of New Owlet stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and New Owlet’s Bylaws. Thus, following the Business Combination, the rights of Sandbridge stockholders who become New Owlet stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Sandbridge’s Bylaws and instead will be governed by the Proposed Charter and New Owlet’s Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Sandbridge stockholders under the Current Charter and Sandbridge’s Bylaws (left column), and the rights of New Owlet’s stockholders under forms of the Proposed Charter and Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Sandbridge’s Charter and Sandbridge’s Bylaws, and the forms of the Proposed Charter and New Owlet’s Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.
Sandbridge	New Owlet
Authorized Capital Stock
Under the Current Charter, Sandbridge is currently authorized to issue 111,000,000 shares of capital stock, consisting of (a) 110,000,000 shares of Sandbridge common stock, including 100,000,000 shares of Sandbridge Class A common stock, par value $0.0001 per share, and 10,000,000 shares of Sandbridge Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Under the Proposed Charter, New Owlet will be authorized to issue 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of New Owlet Class A common stock, par value $0.0001 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share.

Upon consummation of the Business Combination, we expect there will be 130,764,371 shares of New Owlet common stock (assuming no redemptions) outstanding. Following consummation of the Business Combination, New Owlet is not expected to have any preferred stock outstanding.

Rights of Preferred Stock
The Sandbridge Board may fix for any series of preferred stock voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Sandbridge Board providing for the issuance of such series.

The New Owlet Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Owlet Board providing for the issuance of such class or series.

Number and Qualification of Directors
Under the Current Charter, the number of directors of Sandbridge will be fixed from time to time exclusively by the Sandbridge Board pursuant to a resolution adopted by a majority of the Sandbridge Board, subject to any contractual rights of stockholders or any series of the preferred stock to elect directors.

Under the Proposed Charter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors; provided that the number for directors that may be elected by the holders of any series of preferred stock will be in addition to the number fixed by the Board of Directors,

Sandbridge	New Owlet
and the total number of directors constituting the whole New Owlet Board will be adjusted accordingly.

Classification of the Board of Directors
The Current Charter provides that Sandbridge’s board of directors will be initially divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms.

The Proposed Charter provides that New Owlet’s board of directors will be initially divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms.

Election of Directors
The stockholders shall elect directors, each of whom will hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject to such director’s earlier death, resignation, retirement, disqualification or removal.

The stockholders shall elect directors, each of whom will hold office until his or her successor is duly elected or qualified at the annual meeting for the year in which his or her term expires, or until his or her earlier death, resignation, disqualification or removal.

Board of Directors
Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Sandbridge’s capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, prior to the completion of an initial business combination, holders of a majority of the Sandbridge Class B common stock may remove a member of the board of directors for any reason.

Subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, any director or the entire New Owlet Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote at an election of directors.

Voting
Holders of Sandbridge common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the Sandbridge Class A common stock and holders of the Sandbridge Class B common stock will vote together as a single class on all matters submitted to a vote of Sandbridge stockholders, including any vote in connection with Sandbridge’s initial business combination, except as required by law; provided that prior to Sandbridge’s initial business combination, only holders of Sandbridge’s founder shares have the right to vote on the election of directors, and holders of Sandbridge’s public shares are not entitled to vote on the election of directors during such time.

Holders of New Owlet Class A common stock will be entitled to one vote for each share on each matter submitted to a vote of stockholders; provided that, except as otherwise required by applicable law, holders of New Owlet Class A common stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding series of New Owlet preferred stock if the holders of such affected series of New Owlet preferred stock are exclusively entitled to vote thereon pursuant to the Proposed Charter or applicable law.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.

Vacancies on the Board of Directors
The Current Charter provides that any vacancy on the Sandbridge Board, including a vacancy resulting from an enlargement of the board, may be filled only by vote of a majority of Sandbridge’s directors then in office.

The Proposed Charter provides that any vacancy on the New Owlet Board, including a vacancy resulting from an enlargement of the board, may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole

Sandbridge	New Owlet
remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock).

Special Meeting of the Board of Directors
Subject to the rights of the holders of preferred stock, and to the requirements of applicable law, special meetings of Sandbridge stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or pursuant to a resolution adopted by a majority of the Sandbridge Board, and the ability of the Sandbridge stockholders to call a special meeting is specifically denied.

Special meetings of the New Owlet Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary of the Corporation, or by a majority of the total number of directors constituting the Board.

Stockholder Action by Written Consent
Under the Current Charter, any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent other than with respect to the Sandbridge Class B common stock, with respect to which action may be taken by written consent.

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Owlet must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, any action required or permitted to be taken by the holders of any series of preferred stock may be effected by written consent to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock, if such written consent is signed by the holders of outstanding shares of the relevant series of preferred stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment to Certificate of Incorporation
The Current Charter provides that the Current Charter may be amended in accordance with Delaware law; provided that, (i) as long as any shares of Sandbridge Class B common stock remain outstanding, Sandbridge will not amend the Current Charter if such amendment would alter the rights of the Sandbridge Class B common stock without the prior vote or written consent of the holders of a majority of the shares of Sandbridge Class B common stock then outstanding, voting separately as a single class, (ii) prior to the closing of an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to director elections may only be amended by a resolution passed by holders of a majority of the shares of outstanding Sandbridge Class B common stock, and (iii) prior to an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.

Under the Proposed Charter, in addition to any vote required by DGCL, the Proposed Charter may be amended only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of the then outstanding shares of stock of New Owlet entitled to vote thereon, voting together as a single class.

Amendment of the Bylaws
Under the Current Charter, the Sandbridge Board is expressly authorized to adopt, alter, amend or repeal the	Under the Proposed Charter, the New Owlet Board is expressly authorized to adopt, alter, amend or repeal the

Sandbridge	New Owlet
Sandbridge Bylaws by the affirmative vote of a majority of the Sandbridge Board. The Sandbridge Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of Sandbridge entitled to vote generally in the election of directors, voting together as a single class.

New Owlet Bylaws in accordance with DGCL; provided that, in addition to any vote required by DGCL, the adoption, amendment or repeal of the New Owlet Bylaws by New Owlet stockholders will require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote generally in an election of directors.

Quorum
Board of Directors. A majority of the Sandbridge Board constitutes a quorum at any meeting of the Sandbridge Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; provided that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Board of Directors. A majority of the New Owlet Board constitutes a quorum at any meeting of the New Owlet Board.

Stockholders. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Interested Directors
Sandbridge renounces any expectancy of Sandbridge in, or in being offered an opportunity to participate in, any corporate opportunity known by any Sandbridge officer or director, except with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Sandbridge where (i) such opportunity is one that Sandbridge is legally and contractually permitted to undertake and would otherwise be reasonable for Sandbridge to pursue and (ii) the director or officer is permitted to refer that opportunity to Sandbridge without violating any legal obligation.
New Owlet will be governed by DGCL Section 203.

Special Stockholder Meeting
Special meetings of Sandbridge stockholders may be called only by a majority vote of the Sandbridge Board, or by Sandbridge’s Chief Executive Officer or Chairman.
Subject to the special rights of the holders of one or more series of preferred stock, special meetings of the stockholders of New Owlet may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President.

Notice of Stockholder Meeting
Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote

Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means

Sandbridge	New Owlet
communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting.

Whenever notice is required to be given to any Sandbridge stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by New Owlet may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of New Owlet.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
No business may be transacted at an annual meeting of Sandbridge stockholders, other than business that is either (i) specified in Sandbridge’s notice of meeting (or any supplement thereto) given by or at the direction of the Sandbridge Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Sandbridge Board or (iii) otherwise properly brought before the annual meeting by any Sandbridge stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Sandbridge Bylaws.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) give timely notice thereof in proper written form to the Secretary of Sandbridge, and (ii) the business must be a proper matter for stockholder action. To be timely, a Sandbridge stockholder’s notice must be received by the Secretary at the principal executive offices of Sandbridge not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than thirty (30) days before or more than 70 days after such anniversary date, or if no annual meeting was held in the preceding year, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting, is first made by Sandbridge.

No business may be conducted at an annual meeting of New Owlet stockholders, other than business that is either (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Owlet both at the time of giving the notice provided for in the New Owlet Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with these requirements in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of New Owlet and (ii) provide any updates or supplements to such notice at the times and in the forms required by the New Owlet Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of New Owlet not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Owlet; provided, further, that if the date of the annual meeting is more than 30 days before or more than 60 days after

Sandbridge	New Owlet

such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Owlet.

Stockholder Nominations of Persons for Election as Directors
Nominations of persons for election to the Sandbridge Board may be made by any stockholder of Sandbridge who is a stockholder of record entitled to vote in the election of directors on the date of the required notice and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of Sandbridge (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for on a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by Sandbridge.

Nominations of persons for election to the New Owlet Board may be made at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) as provided in that certain Stockholders Agreement, to be entered into as of the Closing, by and between New Owlet and Eclipse (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”), (ii), by or at the direction of the New Owlet Board, including by any committee or persons authorized to do so by the New Owlet Board or the New Owlet Bylaws, or (iii) by any stockholder of New Owlet who is present in person, was a record owner of shares of New Owlet both at the time of giving the notice required and at the time of the meeting, is entitled to vote at the meeting, and has complied with notice and nomination requirements.

For a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of New Owlet, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by the by-laws of New Owlet and (3) provide any updates or supplements to such notice at the times and in the forms required by the New Owlet Bylaws.

To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of New Owlet not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Owlet; provided, further, that if the date of the annual meeting is more than 30 days before or more than 60 days after

Sandbridge	New Owlet

such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Owlet.

Limitation of Liability of Directors and Officers
The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL unless they violated their duty of loyalty to Sandbridge or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL.

Indemnification of Directors, Officers, Employees and Agents
The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Charter provides that Sandbridge will indemnify each director, officer, employee and agent to the fullest extent permitted by the DGCL.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Charter provides that New Owlet may indemnify each director, officer, employee and agent.

Dividends
Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

Sandbridge	New Owlet
Sandbridge’s stockholders are entitled to receive ratable dividends when, as and if declared by the Sandbridge Board out of funds legally available therefor.
The Proposed Charter provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of shares of New Owlet Class A common stock will be entitled to receive dividends when, as, and if declared by the board of directors in accordance with applicable law.

Liquidation
Subject to applicable law, the rights, if any, of the holders of preferred, as well as the provisions in the Current Charter related to an initial business combination, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Sandbridge, after payment or provision for payment of debts and other liabilities, the holders of shares of Sandbridge common stock will be entitled to receive all the remaining assets of Sandbridge available for distribution to its stockholders, ratably in proportion to the number of shares of Sandbridge Class A common stock (on an as converted basis with respect to the Sandbridge Class B common stock) held by them.

Subject to applicable law and the preferential or other rights of any holders of preferred stock then outstanding, the Proposed Charter provides that in the event of the liquidation, dissolution or winding up of New Owlet, whether voluntary or involuntary, holders of New Owlet common stock will be entitled to receive ratably all assets of New Owlet available for distribution to its Class A common stockholders.

Supermajority Voting Provisions
Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of Sandbridge common stock.

Under the Proposed Charter, in addition to any vote required by DGCL, the Proposed Charter may be amended only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of the then outstanding shares of stock of New Owlet entitled to vote thereon, voting together as a single class.

Under the Proposed Charter, in addition to any vote required by DGCL, the adoption, amendment or repeal of the Bylaws by New Owlet stockholders will require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote generally in an election of directors.

Subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, any director or the entire New Owlet Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Owlet entitled to vote at an election of directors.

Anti-Takeover Provisions and Other Stockholder Protections
The anti-takeover provisions and other stockholder protections included in the Current Charter include a prohibition on stockholder action by written consent, a classified board and blank check preferred stock. The Current Charter provides that Sandbridge expressly disclaims the applicability of Section 203 of the DGCL.

The anti-takeover provisions and other stockholder protections included in the Proposed Charter include a prohibition on stockholder action by written consent, a classified board and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of

Sandbridge	New Owlet
Sandbridge voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights
There are no preemptive rights relating to the Sandbridge common stock.	There are no preemptive rights relating to the shares of New Owlet common stock.

Fiduciary Duties of Directors
Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The Sandbridge Board may exercise all such powers and do all such acts and things as may be exercised or done by Sandbridge, subject to the DGCL.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New Owlet Board may exercise all such authority and powers of New Owlet and do all such lawful acts and things as are not by statute or the New Owlet Charter or New Owlet Bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records
Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. Sandbridge’s Bylaws permit Sandbridge’s books and records to be kept within or outside Delaware.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Sandbridge	New Owlet
Choice of Forum
The Current Charter requires, to the fullest extent permitted by law, that derivative actions brought in Sandbridge’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Unless Sandbridge consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for any action arising under the Securities Act. Although we believe this provision benefits Sandbridge by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against Sandbridge’s directors and officers, although our stockholders will not be deemed to have waived Sandbridge’s compliance with federal securities laws and the rules and regulations thereunder.

Unless New Owlet consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative proceeding brought on behalf of New Owlet, (ii) any proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New Owlet to New Owlet or to New Owlet’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against New Owlet governed by the internal affairs doctrine; and (b) subject to the preceding provisions, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”), such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of the immediately preceding sentence is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of Sandbridge common stock as of March 22, 2021 and (ii) the expected beneficial ownership of shares of New Owlet common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:
•	each person known by Sandbridge to be the beneficial owner of more than 5% of Sandbridge common stock;
•	each person who is expected to be the beneficial owner of more than 5% of shares of New Owlet common stock immediately following the Business Combination;
•	each of Sandbridge’s current executive officers and directors;
•	each person who will become an executive officer or a director of New Owlet upon consummation of the Business Combination;
•	all of Sandbridge’s current executive officers and directors as a group; and
•	all of New Owlet’s executive officers and directors as a group after the consummation of the Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Sandbridge common stock pre-Business Combination is based on 28,750,000 shares of Sandbridge common stock issued and outstanding as of March 22, 2021, which includes an aggregate of 5,750,000 shares of Sandbridge Class B common stock outstanding as of such date.
The expected beneficial ownership of shares of New Owlet common stock immediately following the consummation of the Business Combination assumes two scenarios:
•	a “no redemption” scenario where no shares of Sandbridge common stock are redeemed in connection with the Business Combination; and
•	a “maximum redemption” scenario where 7.0 million shares of Sandbridge common stock are redeemed in connection with the Business Combination.
Based on the foregoing assumptions, and including the 13.0 million shares of Sandbridge common stock to be issued in connection with the PIPE Investment, we estimate that there would be 132,216,363 shares of New Owlet common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 125,216,363 shares of New Owlet common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect beneficial ownership of any shares of New Owlet common stock issuable upon exercise of public warrants, private placement warrants or working capital warrants, if any, as such securities are not exercisable or convertible within 60 days of March 22, 2021.
Unless otherwise indicated, Sandbridge believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
	Pre-Business Combination and PIPE Investment(2)					Post-Business Combination and PIPE Investment
	Class A Common Stock		Class B Common Stock			Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Shares	%	Number of Shares	%	% of Common Stock	Number of Shares of New Owlet Common Stock	% of New Owlet Common Stock	Number of Shares of New Owlet Common Stock	% of New Owlet Common Stock
5% Holders
Entities affiliated with Eclipse(3)	—	—	—	—	—	28,422,341	21.8%	28,422,341	23.0%
Trilogy Equity Partners, LLC(4)	—	—	—	—	—	8,981,930	6.9%	8,981,930	7.3%
Sandbridge Acquisition Holdings LLC(5)	—	—	5,615,000	97.7%	19.7%	5,615,000	4.3%	5,615,000	4.6%
Entities affiliated with Pacific Investment Management Company(6)	1,980,000	8.6%	—	—	6.9%	2,148,000	1.5%	2,148,000	1.6%
Entities affiliated with Magnetar Financial LLC(7)	1,790,000	7.8%	—	—	6.2%	1,790,000	1.4%	1,790,000	1.5%
Aristeia Capital, L.L.C.(8)	1,585,351	6.9%	—	—	5.5%	1,585,351	1.2%	1,585,351	1.3%
BlueCrest Capital Management Limited(9)	1,500,000	6.5%	—	—	5.2%	3,500,000	2.7%	3,500,000	2.9%
Directors and Executive Officers Pre-Business Combination
Ken Suslow	—	—	—	—	—	—	—	—	—
Michael Goss	—	—	40,000	*	*	40,000	—	40,000	—
Richard Henry	—	—	—	—	—	—	—	—	—
Krystal Kahler	—	—	—	—	—	—	—	—	—
Joe Lamastra	—	—	—	—	—	—	—	—	—
Domenico De Sole	—	—	40,000	*	*	40,000	*	40,000	*
Ramez Toubassy	—	—	25,000	*	*	25,000	*	25,000	*
Jamie Weinstein	—	—	—	—	—	—	—	—	—
All Sandbridge directors and executive officers as a group (eight individuals)	—	—	105,000	1.8%	*	105,000	*	105,000	*
Directors and Executive Officers Post-Business Combination
Michael Abbott(10)	—	—	—	—	—	835,941	*	835,941	*
Kate Scolnick	—	—	—	—	—	—	—	—	—
Kurt Workman(11)	—	—	—	—	—	4,171,316	3.2%	4,171,316	3.4%
Zane Burke(12)	—	—	—	—	—	50,000	*	50,000	*
Laura Durr	—	—	—	—	—	—	—	—	—
John Kim	—	—	—	—	—	—	—	—	—
Amy McCullough	—	—	—	—	—	—	—	—	—
Lior Susan(13)	—	—	—	—	—	28,422,341	22.0%	28,422,341	23.2%
Ken Suslow	—	—	—	—	—	—	—	—	—
Domenico De Sole	—	—	40,000	*	*	40,000	*	40,000	*
All New Owlet directors and executive officers as a group (nine individuals)	—	—	40,000	*	*	33,519,598	25.9%	33,519,598	27.4%
*	Less than 1%.

(1)
Unless otherwise noted, the business address of each of those listed in the table above prior to the Business Combination is c/o Sandbridge Acquisition Corporation 1999 Avenue of the Stars, Suite 2088 Los Angeles, CA 90067 and after the Business Combination is Owlet Baby Care Inc., 2500 Executive Parkway, Suite 500, Lehi, Utah, 84043.

(2)
Prior to the Closing, holders of record of shares of Sandbridge Class A common stock and Sandbridge Class B common stock are entitled to one vote for each share held on all matters to be voted on by Sandbridge stockholders and vote together as a single class, except as required by law; provided, that holders of Sandbridge Class B common stock have the right to elect all of Sandbridge’s directors prior to the Closing, and holders of Sandbridge’s Class A common stock are not entitled to vote on the election of directors during such time.

(3)
Consists of (i) 13,542,513 shares of New Owlet common stock that will be held of record by Eclipse Ventures Fund I, L.P. (“Eclipse I”) and (i) 14,879,828 shares of New Owlet common stock that will be held of record by Eclipse Continuity Fund I, L.P. (“Eclipse Continuity I”) following the Business Combination. The address of each of the entities listed above is 514 High Street, Suite 4, Palo Alto, CA 94301.

(4)
Consists of 8,981,930 shares of New Owlet common stock that will be held of record by Trilogy Equity Partners, LLC following the Business Combination. The address for the foregoing entity is 155 108th Ave NE, Suite 400, Bellevue, WA 98004.

(5)
Sandbridge Acquisition Holdings LLC is the record holder of such shares. Its officers—Ken Suslow, Richard Henry and Joe Lamastra—are the three managers of its board of managers. Any action by the Sponsor with respect to Sandbridge or the founder shares held by the Sponsor, including voting and dispositive decisions, requires a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers of the Sponsor is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest. Accordingly, none of the Sponsor’s officers is deemed to have or share beneficial ownership of the founder shares held by the Sponsor.

Of the shares to be held by the Sponsor immediately following the Closing, 2,807,500 shares of New Owlet common stock will be outstanding following the Closing but will remain subject to performance vesting terms.
The address for Sandbridge Acquisition Holdings LLC is 1999 Avenue of the Stars, Suite 2088 Los Angeles, CA 90067.
(6)
Prior to the Business Combination and the PIPE Investment, consists of 990,000 shares of Sandbridge Class A common stock owned by GCCU IX LLC and its affiliates (“GCCU”) and 990,000 shares of Sandbridge Class A common stock owned by TOCU XXXIV LLC and its affiliates (“TOCU”, and together with GCCU, the “PIMCO Private Funds”). Following the Business Combination and the PIPE Investment, consists of 1,074,000 shares of Sandbridge Class A common stock owned by GCCU and 1,074,000 shares of Sandbridge Class A common stock owned by TOCU. The PIMCO Private Funds are ultimately controlled by Pacific Investment Management Company, LLC. The address for each of PIMCO Private Funds is c/o Pacific Investment Management Company LLC, 650 Newport Center Dr., Newport Beach, CA 92660.

(7)
Based on a Schedule 13G filed with the SEC on February 12, 2021 filed by Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz. Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz. The address for the foregoing entities is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)	Based on a Schedule 13G filed with the SEC on February 16, 2021 filed by Aristeia Capital, L.L.C. The address for Aristeia Capital, L.L.C. is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(9)
Based on a Schedule 13G filed with the SEC on September 25, 2020 filed by BlueCrest Capital Management Limited (“BlueCrest”) and Michael Platt. BlueCrest, a company incorporated under the laws of Jersey, Channel Islands, serves as investment advisor to Millais Limited, a Cayman islands exempted company (“Millais”), with respect to the such shares which are directly held for the account of Millais. Prior to the Business Combination and PIPE Investment, BlueCrest and Mr. Platt share voting and dispositive power over 1,500,000 shares of Sandbridge Class A common stock held for the account of Millais. Following the Business Combination and PIPE Investment, consists of 3,500,000 shares of New Owlet common stock. The business address of BlueCrest and Mr. Platt is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, Channel Islands, JE2 4H.

(10)	Consists of 835,941 shares of New Owlet common stock that would be issuable upon exercise of options exercisable as of or within 60 days of March 22, 2021.
(11)
Consists of 4,142,528 shares of New Owlet common stock that will be held following the Business Combination and 28,788 shares of New Owlet common stock that would be issuable upon exercise of options exercisable as of or within 60 days of March 22, 2021.

(12)	Consists of 50,000 shares of New Owlet common stock that will be held following the Business Combination.
(13)
Consists of (i) 13,542,513 shares of New Owlet common stock that will be held of record by Eclipse I and (i) 14,879,828 shares of New Owlet common stock that will be held of record by Eclipse Continuity I following the Business Combination. Eclipse Ventures GP I, LLC, or Eclipse I GP, is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse Continuity GP I, LLC, or Eclipse Continuity GP, is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Lior Susan, who will serve as Chair of the New Owlet Board, is the sole managing member of each of Eclipse I GP and Eclipse Continuity GP and may be deemed to have voting and dispositive power over the shares held by each of Eclipse I and Eclipse Continuity I. The address of each of the individuals and entities listed above is 514 High Street, Suite 4, Palo Alto, California 94301.

NEW OWLET MANAGEMENT AFTER THE BUSINESS COMBINATION
In this section, “we”, “our”, the “Company” or “New Owlet” generally refers to New Owlet from and after the Business Combination.
Board of Directors and Management
The following is a list of the persons who are anticipated to be New Owlet’s directors and executive officers following the Business Combination and their ages as of March 31, 2021 and anticipated positions following the Business Combination.
Name	Age	Position
Executive Officers:
Kurt Workman	31	Chief Executive Officer and Director
Michael Abbott	59	President and Director
Kate Scolnick	52	Chief Financial Officer

Non-Employee Directors:
Ken Suslow	50	Director
Domenico De Sole	77	Director
Zane Burke	55	Director
Laura Durr	60	Director
John Kim	50	Director
Amy McCullough	41	Director
Lior Susan	37	Director
Executive Officers
Kurt Workman will serve as Chief Executive Officer and a member of the board of directors of New Owlet following the closing of the Business Combination. Mr. Workman co-founded and served as the Chief Executive Officer of Owlet from the company’s founding in 2012 until December 2019. During his tenure as Chief Executive Officer of Owlet, Mr. Workman led the company’s growth from its inception and was instrumental in overseeing the research and development of several of the company’s key product offerings, including the iconic Owlet Smart Sock, Owlet Cam and the Owlet Band. Mr. Workman has also served as a member of Owlet’s board of directors since he co-founded the company in 2012, and continues to provide key oversight of Owlet’s product portfolio, strategy, and growth opportunities. Mr. Workman studied Chemical Engineering at Brigham Young University. We believe Mr. Workman’s intimate knowledge of Owlet and his proven success building and overseeing the Owlet’s growth and development make him qualified to serve as a member of our board of directors.
Michael Abbott will serve as President and a member of the board of directors of New Owlet following the closing of the Business Combination. Mr. Abbott has held a variety of leadership roles with Owlet, including as President and a member of the Owlet Board since December 2019. From January 2018 to December 2019, he served as Owlet’s Chief Financial Officer and Chief Operating Officer, where he was instrumental in securing financing and setting operational standards to fuel Owlet’s growth. Before joining Owlet, from January 2014 to December 2017, Mr. Abbott served as the Chief Financial Officer and Chief Operating Officer of Mission Athletecare, where he was responsible for all financial and operational functions. Prior to his time at Mission, Mr. Abbott served as Chief Operating Officer at Specialized Bicycle Components, a premier cycling manufacturer, and Burton Snowboards. At both companies, he was responsible for all operating units and financial functions. Mr. Abbott received his B.S. in Accounting from Drexel University and his M.B.A. with a concentration in Finance from St. Joseph’s University. We believe Mr. Abbott’s significant experience launching, cultivating, and growing global brands into industry leaders makes him qualified to serve as a member of our board of directors.
Kate Scolnick will serve as Chief Financial Officer of New Owlet following the closing of the Business Combination. Ms. Scolnick served as the Vice President of Finance at Anaplan, Inc. (“Anaplan”) from June 2019 until joining Owlet in March 2021. During her tenure at Anaplan, she oversaw corporate financial planning and analysis, global sales finance and global procurement. Prior to joining Anaplan, Ms. Scolnick served in various executive roles at Seagate Technology from February 2012 until January 2019, where she was responsible for driving its financial operations and maintaining relationships with banks, auditors and shareholders. From June 2015 until June 2019, she served as a director of the Silicon Valley Chapter of the National Investor Relations Institute and from December 2017 until July 2018, she served as a director of eASIC and a member of its audit committee until it was acquired by Intel Corporation. Ms. Scolnick holds a B.A. in history from Michigan State University and holds a certificate in executive leadership from the Stanford University Executive Program.
Non-Employee Directors
Ken Suslow is the Chief Executive Officer and the Chairman of the board of directors of Sandbridge and he has agreed to serve as a member of the board of directors of New Owlet. Mr. Suslow is Founding Managing Partner at Sandbridge Capital, where he chairs the Investment Committee. Mr. Suslow has led Sandbridge Capital’s investments since its inception in 2013, including the majority buyout of Thom Browne, in which Sandbridge Capital fully divested its ownership position through a strategic sale to Ermenegildo Zegna Group. Mr. Suslow also led Sandbridge Capital’s investments in Rossignol, The RealReal, Farfetch and Youth To The People, among others. Mr. Suslow also serves as Chief Executive Officer and Chairman of the board of directors of Sandbridge X2 Corp. Prior to co-founding Sandbridge Capital, Mr. Suslow was Managing Director at The Strand Partners, the Los Angeles-based family office vehicle for William C. Powers, where Mr. Suslow advised and led investments in privately held consumer companies. Mr. Suslow serves on the boards of Hydrow, Inc., Youth To The People, Peach & Lily, Inc., and ILIA, Inc., is a Board Advisor to Rossignol’s apparel division and is the former Chairman of Thom Browne. Mr. Suslow has a B.A. from Pomona College and an M.B.A. from the Stanford Graduate School of Business.
Domenico De Sole has agreed to serve as a member of the board of directors of New Owlet. Mr. De Sole is the co-founder of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors since its formation in 2005. During this time, Mr. De Sole also advised TPG Capital Advisors, LLC in connection with the repositioning and sale of Bally International AG. From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, a company he helped transform from an almost bankrupt monobrand company into one of the largest and most profitable luxury groups in the world, which included brands such as Bottega Veneta, Yves Saint Laurent, Balenciaga, Stella McCartney, Alexander McQueen and Sergio Rossi. Previously, Mr. De Sole practiced law at the firm Patton, Boggs and Blow. Mr. De Sole has served on numerous public and private company boards of directors, including his current roles as Chairman of Tom Ford International, LLC and a director of Sandbridge X2 Corp. and Pirelli & C. S.p.A. He formerly served as Chairman of Sotheby’s, lead independent director of Telecom Italia S.p.A. and a director of Acamar Partners Acquisition Corp., Condé Nast, Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc. and Procter & Gamble. Mr. De Sole has been nominated to serve on the board of directors of Acamar Partners Acquisition Corp. II and Brimstone Acquisition Holdings Corp. Mr. De Sole graduated from the University of Rome with a law degree and received an L.L.M. from Harvard Law School where he served as a member of the Dean’s Advisory Board.
Zane Burke has served on the board of directors of Owlet since March 2021 and has agreed to serve as a board member of New Owlet. Mr. Burke previously served as the Chief Executive Officer of Livongo Health, Inc. (“Livongo”) from February 2019 to November 2020 and as a director from April 2019 to November 2020. Prior to joining Livongo, he served in various executive roles at Cerner Corporation, a provider of health IT solutions, services, devices and hardware, from September 1996 to November 2018, most recently as President from September 2013 to November 2018 and Executive Vice President – Client Organization from July 2011 to September 2013. Mr. Burke holds a B.S. in Accounting and a Masters of Accountancy from Kansas State University. He is a certified public accountant, but no longer keeps an active license. Additionally, Mr. Burke serves on the Board of the Truman Medical Center, the Board of the College of Healthcare Information Management Executives, Kansas State University School of Business Advisory Council and Bardavon Health Innovations. We believe Mr. Burke is qualified to serve as a member of our board of directors due to his background in overseeing public healthcare companies and his significant experience in the healthcare industry.
Laura Durr has served on the board of directors of Owlet since February 2021 and has agreed to serve as a board member of New Owlet. Ms. Durr served as the Executive Vice President and Chief Financial Officer of

Polycom, Inc. (“Polycom”) from May 2014 until its acquisition by Plantronics, Inc. in July 2018. Prior to becoming Chief Financial Officer, Ms. Durr held various finance leadership roles at Polycom between 2004 and 2014, including Senior Vice President-Worldwide Finance, Chief Accounting Officer and Worldwide Controller. Prior to joining Polycom, Ms. Durr held executive positions in finance and administration at Lucent Technologies, Inc. and International Network Services Inc. and also spent six years at Price Waterhouse LLP. Ms. Durr also serves on the board of directors of Netgear, Inc. and Xperi Holding Corporation. She was a certified public accountant and holds a B.S. in Accounting from San Jose State University. We believe Ms. Durr is qualified to serve as a member of our board of directors because she can provide valuable operational and strategic experience and insight, given her background in finance and strategy for leading Silicon Valley technology companies.
Lior Susan has served as a member of Owlet’s board of directors since July 2015. Mr. Susan serves as the founder and Managing Partner of Eclipse Ventures, LLC, a venture capital firm. Mr. Susan currently serves on the boards of Lucira Health, Inc. (LHDX) as well as the following private companies: Bright Machines, Inc., Augury, Inc., Cheetah Technologies, Inc., Metrolink, Inc. and Cybertoka Ltd. Prior to founding Eclipse in 2015, Mr. Susan founded and managed the hardware investment and incubation platform of Flex Ltd., a multinational electronics contract manufacturer, where he gained knowledge and experience of scaling manufacturing operations for medical device companies. Before relocating to the United States from Israel, Mr. Susan was an entrepreneur and former member of a Special Forces unit within the Israel Defense Forces. We believe Mr. Susan is qualified to serve as a member of our board of directors due to his significant experience investing in and working with technology companies, including as a board member.
John Kim has served on the board of directors of Owlet since April 2021 and has agreed to serve as a board member of New Owlet. Mr. Kim is the President of Platform & Marketplaces at Expedia Group. In this role, he oversees Artificial Intelligence, User Experience, Research, eCommerce, Marketplaces and Yield Management and Data and Development, which powers Expedia Group’s two-sided marketplace platform. From January 2016 to November 2019, Mr. Kim served as the President of Vrbo, an Expedia Group subsidiary, where he led strategy and operations of one of the leading alternative accommodations marketplaces. Mr. Kim led the company’s transformation from a subscription-based advertising model to a modern e-commerce business powered by the latest advances in data science and technology. Mr. Kim has more than two decades of experience in search, recommendations, analytics and marketing at tier-one, venture-backed startups, medium-sized companies and globally known brands, including Yahoo!, Overture, Accenture, Bank of America and Pelago, and he is an investor in over 50 startups. Mr. Kim is a vocal advocate for diversity and was appointed to advise President George W. Bush on economic policies impacting Asian Americans and Pacific Islander small businesses. He graduated from the University of California, Santa Barbara, and received his MBA from the University of Chicago Booth School of Business. We believe Mr. Kim is qualified to serve as a member of our board of directors due to his significant analytics and marketing experience and broad leadership experience.
Amy McCullough has served as a member of Owlet’s board of directors since April of 2018. Ms. McCullough is the President and Managing Director of Trilogy Equity Partner, LLC (“Trilogy”), an early-stage venture capital firm. Ms. McCullough has been a member of the investment team at Trilogy for the last fourteen 14 years and has served in her current role at the firm for the last six years. She leads the investment team and is a member of Trilogy’s board of directors, which sets the strategic direction of the fund. Ms. McCullough currently serves on the board of directors of several private companies, including Skilljar, Inc., Boundless Immigration, Inc., Carbitex, Inc., and Bluejay Labs, Inc. dba Showdigs. She is also a board observer at JetClosing, Inc. Prior to her tenure at Trilogy, Ms. McCullough spent four years as an equity research analyst for JPMorgan Chase, as a member of the team that covered the small and mid-cap applied technologies sector for the firm. Ms. McCullough began her career on the treasury operations team within the portfolio management group at Microsoft Corporation and has experience working in both corporate treasury and financial analysis roles. She is a member of the Board of Trustees of Epiphany School, an independent elementary school in Seattle, and currently serves as the treasurer. Ms. McCullough received her B.A. in Business Administration with a focus in Finance from the University of Washington. We believe Ms. McCullough is qualified to serve as a member of our board of directors due to her significant experience investing in technology companies and her broad leadership experience.
There are no family relationships between or among any of New Owlet’s directors or executive officers.

Corporate Governance
New Owlet will structure its corporate governance in a manner that Owlet and Sandbridge believe will closely align New Owlet’s interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:
•
New Owlet will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•	at least one of New Owlet’s directors will qualify as an “audit committee financial expert” as defined by the SEC; and
•
New Owlet will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight
The New Owlet Board will have extensive involvement in the oversight of risk management related to New Owlet and its business and will accomplish this oversight through the regular reporting to the New Owlet Board by the audit committee. The audit committee will represent the New Owlet Board by periodically reviewing New Owlet’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and IT functions, the audit committee will review and discuss all significant areas of New Owlet’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.
Composition of the New Owlet Board of Directors After the Business Combination
New Owlet’s business and affairs will be managed under the direction of its board of directors comprising nine (9) members — Michael Abbott, Zane Burke, Domenico De Sole, Laura Durr, John Kim, Amy McCullough, Lior Susan, Ken Suslow and Kurt Workman. Following the Business Combination, the directors of New Owlet shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Zane Burke, Domenico De Sole and John Kim will serve as the initial Class I directors for a term expiring at the first annual meeting of the stockholders; Michael Abbott, Ken Suslow and Kurt Workman will serve as the initial Class II directors for a term expiring at the second annual meeting of the stockholders; and Laura Durr, Amy McCullough and Lior Susan will serve as the initial Class III directors for a term expiring at the third annual meeting of the stockholders. At each annual meeting of the stockholders of New Owlet beginning with the first annual meeting of the stockholders, subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election.
Board Committees
The New Owlet Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New Owlet will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.
In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New Owlet’s committee charters will be posted on its website, investors.owletcare.com, as required by applicable SEC and the NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee
Upon the Closing, New Owlet’s audit committee will consist of Laura Durr, John Kim, Amy McCullough and Ken Suslow, with Laura Durr serving as the chair of the committee. Each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of New Owlet’s audit committee meets the requirements for financial literacy under the applicable NYSE rules. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
Laura Durr will qualify as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. Both New Owlet’s independent registered public accounting firm and management periodically will meet privately with New Owlet’s audit committee.
The audit committee’s responsibilities will include, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing New Owlet’s independent registered public accounting firm;
•	discussing with New Owlet’s independent registered public accounting firm their independence from management;
•	reviewing with New Owlet’s independent registered public accounting firm the scope and results of their audit;
•	pre-approving all audit and permissible non-audit services to be performed by New Owlet’s independent registered public accounting firm;
•
overseeing the financial reporting process and discussing with management and New Owlet’s independent registered public accounting firm the interim and annual financial statements that New Owlet files with the SEC;

•	reviewing and monitoring New Owlet’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Compensation Committee
Upon the Closing, New Owlet’s compensation committee will consist of Zane Burke, John Kim and Domenico De Sole, with Zane Burke serving as the chair of the committee. Zane Burke, John Kim and Domenico De Sole are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Zane Burke, John Kim and Domenico De Sole are “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of New Owlet’s Chief Executive Officer, evaluating the performance of New Owlet’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of New Owlet’s Chief Executive Officer;

•	reviewing and setting or making recommendations to the New Owlet Board regarding the compensation of New Owlet’s other executive officers;
•	making recommendations to the New Owlet Board regarding the compensation of New Owlet’s directors;
•	reviewing and approving or making recommendations to the New Owlet Board regarding New Owlet’s incentive compensation and equity-based plans and arrangements; and
•
appointing and overseeing any compensation consultants. We believe that the composition and functioning of New Owlet’s compensation committee meets the requirements for independence under the current NYSE listing standards.

Nominating and Corporate Governance Committee
Upon the Closing, New Owlet’s nominating and corporate governance committee will consist of Amy McCullough, Laura Durr and Lior Susan, with Amy McCullough serving as the chair of the committee.
The nominating and corporate governance committee’s responsibilities include, among other things:
•	identifying individuals qualified to become members of the New Owlet Board, consistent with criteria approved by the New Owlet Board;
•	recommending to the New Owlet Board the nominees for election to the New Owlet Board at annual meetings of New Owlet’s stockholders;
•	overseeing an evaluation of the New Owlet Board and its committees; and
•
developing and recommending to the New Owlet Board a set of corporate governance guidelines. We believe that the composition and functioning of New Owlet’s nominating and corporate governance committee meets the requirements for independence under the current NYSE listing standards.

The New Owlet Board may from time to time establish other committees.
Code of Business Conduct and Ethics
New Owlet will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Owlet’s website upon the completion of the Business Combination. New Owlet’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that New Owlet’s Internet website address is provided as an inactive textual reference only. New Owlet will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the Sandbridge compensation committee was at any time during fiscal year 2020, or at any other time, one of Sandbridge’s officers or employees. None of Sandbridge’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the Sandbridge Board or member of Sandbridge’s compensation committee.
Independence of the Board of Directors
NYSE rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we anticipate that Zane Burke, Domenico De Sole, Laura Durr, John Kim, Amy McCullough, Lior Susan and Ken Suslow, representing seven of New Owlet’s nine proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.

EXECUTIVE AND DIRECTOR COMPENSATION OF OWLET
Unless the context requires otherwise, references to “Owlet,” “we,” “us,” “our” and the “company” in this section are to the business and operations of Owlet prior to the Business Combination and the business and operations of New Owlet as directly or indirectly affected by Owlet by virtue of New Owlet’s ownership of the business of Owlet following the Business Combination.
This section discusses the material components of the executive compensation program for our 2020 named executive officers. Our sole named executive officer for fiscal year 2020 is Michael Abbott, our President. In January 2021, Kurt Workman commenced services with us as our Chief Executive Officer. In March 2021, Kate Scolnick commenced services with us as our Chief Financial Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Closing may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Abbott President	2020	417,692	670	59,641	209,426	92,415	779,844
(1)	Amount shown reflects a discretionary holiday bonus for fiscal year 2020.
(2)
Amounts reported represent the aggregate grant date fair value of stock options granted to our named executive officer during 2020 computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. Assumptions used in the calculation of this amount are included in Note 1 to our audited consolidated financial statements included in this proxy statement/prospectus.

(3)
Amount shown reflects a discretionary performance bonus earned for fiscal year 2020. For a further description of these payments, see “Narrative to 2020 Summary Compensation Table—Performance Bonuses” below.

(4)
Amount reported represents a matching contribution of $13,500 under our 401(k) plan, the payment of $27,952 for the lease of an apartment and related expenses, the payment of $18,802 in commuting expenses and the payment of $32,161 to gross up taxes incurred in connection with the payment by the company of the apartment lease and related expenses and commuting expenses.

Narrative to the Summary Compensation Table
2020 Annual Base Salary
We pay our executives, including Mr. Abbott, a base salary to compensate them for services rendered to our company. The base salary payable to our executives is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of December 31, 2020, Mr. Abbott’s base salary was $450,000. The salary listed for Mr. Abbott in the Salary column of the Summary Compensation Table above reflects the salary actually paid to him during 2020.
Performance Bonuses
We maintain a performance-based bonus program in which Mr. Abbott participates. For 2020, Mr. Abbott was eligible to receive a bonus originally targeted at 40%, and later increased to 50%, of the base salary paid to him during 2020 based on the achievement of certain performance goals based on quarterly revenue targets, as established by our board of directors. In January 2021, based on its assessment that Mr. Abbott had achieved his performance goals for 2020, our board of directors approved paying Mr. Abbott’s discretionary performance bonus at target, which, based on the base salary paid to Mr. Abbott during 2020, was $209,426.

Equity Compensation
We have granted stock options to our employees, including Mr. Abbott, in order to attract and retain them, as well as to align their interests with the interests of our stockholders. In order to provide a long-term incentive, these stock options generally vest over four years subject to continued service.
In March 2020, we granted Mr. Abbott an option to purchase 50,000 shares of Owlet common stock for an exercise per share of $1.59, which was the fair market value of Owlet’s common stock on the date of grant, as determined by our board of directors. The option vests as to 1/48th of the original number of underlying shares on each monthly anniversary of December 1, 2019, subject to continued service through the applicable vesting date.
In connection with the Business Combination, and subject to approval by Sandbridge’s stockholders, we will adopt the 2021 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including Mr. Abbott) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2021 Plan will be effective at the Closing. For additional information about the 2021 Plan, please see “Equity Incentive Plans” below.
Other Elements of Compensation
Retirement Savings and Health and Welfare Benefits
We maintain a 401(k) retirement savings plan for our employees, including Mr. Abbott, who satisfy certain eligibility requirements. Mr. Abbot is eligible to participate in the 401(k) plan on the same terms as other full-time employees. We match 50% of the first 6% of a participant’s annual eligible compensation, up to the IRS limit. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
All of our full-time employees, including Mr. Abbott, are eligible to participate in our health and welfare plans. These health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; and supplemental life and AD&D insurance.
Perquisites and Other Personal Benefits
We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. In 2020, we provided Mr. Abbott $46,754 in commuting and housing expenses related to his travel to our company offices in Utah.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of Owlet common stock underlying outstanding option awards for our named executive officer as of December 31, 2020.
		Option awards
Name	Vesting commencement date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Michael Abbott	12/1/2019(1)	12,500	37,500	1.59	03/22/2030
	02/26/2018(2)	347,208	142,698	0.61	03/18/2028
(1)
Represents an option to purchase 50,000 shares of our common stock, granted March 23, 2020, pursuant to which 1/48th of the shares subject to the option vest on each one-month anniversary of the vesting commencement date, subject to continued service with us through the applicable vesting date. If Mr. Abbott’s employment with us is terminated without cause, 100% of the shares subject to the option will vest and become exercisable on the date of termination.

(2)
Represents an option to purchase 490,176 shares of our common stock, granted March 19, 2018, pursuant to which 1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/48th of the shares subject to the option vest monthly thereafter, subject to continued service with us through the applicable vesting date. If Mr. Abbott’s employment with us is terminated without cause, 100% of the shares subject to the option will vest and become exercisable on the date of termination.

Executive Compensation Arrangements
Employment and Offer Letter Agreements
We previously entered into an employment offer letter agreement with Mr. Abbott that sets forth the terms and conditions of his employment, including initial base salary, target bonus opportunity, equity grants and employee benefits eligibility. We subsequently entered into an employment change offer letter with Mr. Abbott in December 2019 that amended the terms of Mr. Abbott’s employment.
Mr. Abbott’s employment change offer letter provides that in the event his employment with us is terminated by us without cause, Mr. Abbott is entitled to a severance payment of one year of severance equal to $410,000. In addition, if Mr. Abbott’s employment with us is terminated without cause, 100% of the shares subject to Mr. Abbott’s options will vest and become exercisable on the date of termination. In addition, Mr. Abbott was granted 240,711 additional options which vest monthly in equal amounts over 48 months from December 1, 2020.
In January 2021, we entered into an employment change offer letter that modified certain terms of Mr. Abbott’s employment. Under the January 2021 employment change offer letter, Mr. Abbott is entitled to a bonus of $125,000 to be paid on the earlier of February 16, 2021 or the date of the initial filing of this prospectus and an additional bonus of $125,000 to be paid on the earlier of April 27, 2021 or the date of the Closing.
Director Compensation
Owlet has not historically maintained a formal non-employee director compensation program and none of Owlet’s non-employee directors received any compensation from Owlet during 2020. As of December 31, 2020, Edward Scal held an option to purchase 337,326 shares of Owlet common stock. None of Owlet’s other non-employee directors held any option or stock awards.
Mr. Abbott did not receive additional compensation for his service as a director, and the compensation provided to him as an employee is set forth in the Summary Compensation Table above.
We intend to approve and implement a compensation program for our non-employee directors, or the Non-Employee Director Compensation Program, to be effective in connection with the consummation of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Sandbridge Related Party Transactions
Founder Shares
Prior to the consummation of the initial public offering, on June 26, 2020, the Sponsor purchased 5,750,000 shares of Sandbridge Class B common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. In August 2020, the Sponsor transferred 40,000 founder shares to Mr. De Sole, 25,000 founder shares to Mr. Toubassy, Sandbridge’s director nominees, and 30,000 founder shares to Mr. Hilfiger and in October 2020, transferred 40,000 founder shares to Mr. Goss, resulting in the Sponsor holding 5,615,000 founder shares, there being an aggregate of 5,750,000 founder shares outstanding.
Private Placement Warrants
Our Sponsor purchased an aggregate of 6,600,000 private placement warrants in connection with Sandbridge’s initial public offering, at a price of $1.00 per warrant, generating gross proceeds, before expenses, of approximately $6,600,000. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.
PIMCO Private Funds
The PIMCO private funds purchased an aggregate of 1,980,000 units in the initial public offering. The PIMCO private funds have agreed to purchase 168,000 shares of Sandbridge Class A common stock in the PIPE Investment.
Related Party Note and Reimbursements
On July 3, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $250,000. The Promissory Note was unsecured and payable on the earlier of March 31, 2021 and the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $250,000 was repaid at the closing of the initial public offering on September 17, 2020.
Sandbridge’s Sponsor, officers and directors, or any of its or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities undertaken on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Sandbridge’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers and directors or any of its or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. None of the Sponsor, our directors and officers or any of their respective affiliates have incurred any out-of-pocket expenses.
Administrative Services Agreement
Sandbridge’s executive offices are located at 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067, which office space is leased by an affiliate of the Sponsor. Commencing upon consummation of its initial public offering, Sandbridge reimburses the affiliate of the Sponsor $10,000 per month for office space, utilities, and administrative and support services. Upon completion of the Business Combination or liquidation, it will cease paying these monthly fees.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of any such loans may be convertible into warrants, at a price of

$1.00 per warrant, at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by the Sponsor, an affiliate of the Sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Any such loans would be repaid upon consummation of a Business Combination.
Registration and Stockholder Rights
Pursuant to the Registration and Stockholder Rights Agreement entered into at the initial public offering, the holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of Class A common stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the founder shares) and certain security holders holding public shares, whether purchased in this offering or thereafter in the open market, will be entitled to registration rights pursuant to a registration and stockholder rights agreement, requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A common stock). Any holder of at least 20% of the outstanding registrable securities owned by these holders is entitled to make up to two demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear certain expenses incurred in connection with the filing of any such registration statements. The Sponsor and the future holders of the founder shares (or securities into which the founder shares convert) held by the Sponsor as of the date hereof have the right, but not the obligation, to designate (a) three (3) individuals, for so long as such persons continue to hold, collectively, at least 50% of the founder shares held by the Sponsor as of the date hereof, (b) two (2) individuals, for so long as such persons continue to hold, collectively, at least 30% of the founder shares held by the Sponsor as of the date hereof, and (c) one (1) individual, for so long as such persons continue to hold, collectively, at least 20% of the founder shares held by the Sponsor as of the date hereof, in each case, to be appointed or nominated, as the case may be, for election to the Sandbridge Board by giving written notice to the Company on or before the time such information is reasonably requested by the Board or the Nominating and Corporate Governance Committee of the Board, as applicable, for inclusion in a proxy statement for a meeting of stockholders. This agreement will terminate in connection with the consummation of the Business Combination, and we will enter into the Amended and Restated Registration Rights Agreement described above under the caption “Proposal No. 1—The Business Combination Proposal—Related Agreements — Amended and Restated Registration Rights Agreement.”
PIPE Financing
In connection with the execution of the Business Combination Agreement, Sandbridge entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Sandbridge agreed to issue and sell in private placements an aggregate of 13,000,000 shares of Sandbridge Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing.
Owlet Related Party Transactions
Except where noted or the context otherwise requires, as used in this subsection, the terms “we,” “us,” “our,” “our company” and “our business” refer to Owlet and its subsidiary prior to the consummation of the Business Combination, and New Owlet and its consolidated subsidiaries following the consummation of the Business Combination.
Owlet Series B Preferred Stock and Owlet Series B-1 Preferred Stock Financing
From April 2018 through June 2018, Owlet issued and sold an aggregate of (i) 6,022,954 shares of Owlet Series B convertible preferred stock at a purchase price of $3.1546 per share for aggregate consideration of approximately $19.0 million and (ii) 1,484,117 shares of Owlet Series B-1 convertible preferred stock pursuant to conversion of approximately $3.7 million outstanding balance of simple agreements for future equity (“Safe”) that had previously been issued in 2017.

The participants in this preferred stock financing included certain holders that are expected to hold more than 5% of New Owlet common stock following the consummation of the Business Combination. The following table sets forth the aggregate number of shares of Owlet Series B preferred stock and Owlet Series B-1 preferred stock issued to these related parties in these transactions:
5% Stockholder	Owlet Series B preferred stock (#)	Total Purchase Price ($)	Owlet Series B-1 preferred stock (#)	Conversion of Outstanding Balance of Safe ($)
Eclipse Continuity Fund I, L.P.(1)	1,341,715	4,232,574.14	594,370	1,500,000.00
Trilogy Equity Partners, LLC(2)	1,426,489	4,500,002.20	198,123	500,000.00
(1)	Entities affiliated with Eclipse are expected to hold more than 5% of New Owlet common stock.
(2)	Trilogy Equity Partners, LLC is expected to hold more than 5% of New Owlet common stock.
In June 2018, to facilitate an additional investment in the Owlet Series B convertible preferred stock and Owlet Series B-1 convertible preferred stock financing and simultaneously protect other stockholders from further dilution, Kurt Workman, who is expected to be an executive officer of New Owlet following the consummation of the Business Combination, entered into a secured promissory note with Owlet for the aggregate principal amount of $291,174.00. Mr. Workman concurrently entered into a stock pledge agreement in which he pledged 223,980 shares of Owlet common stock as collateral for the secured promissory note. Mr. Workman also entered into a call option agreement, which granted Owlet the right to repurchase such shares of Owlet common stock at a purchase price of $1.30 per share.
In June 2019, the Owlet Board approved (i) the repurchase of Mr. Workman’s shares of Owlet common stock pledged as collateral and (ii) a bonus payment for Mr. Workman in the aggregate amount of $415,393.31, which represented the difference between the Owlet Series B convertible preferred stock purchase price of $3.1546 per share and the 409A valuation of Owlet common stock. Mr. Workman paid $4,741.43 in interest upon full settlement of the secured promissory note.
Investors’ Rights Agreement
Owlet is party to the Amended and Restated Investors’ Rights Agreement, dated as of April 20, 2018, which provides, among other things, that certain holders of its capital stock, including (i) entities affiliated with Eclipse and (ii) Trilogy, each of which are expected to hold more than 5% of New Owlet common stock following the consummation of the Business Combination, have the right to demand that Owlet file a registration statement or request that their shares of Owlet capital stock be covered by a registration statement that Owlet is otherwise filing. Lior Susan and Amy McCullough, each of whom are directors of Owlet and will be directors of New Owlet following the consummation of the Business Combination, are affiliated with Eclipse and Trilogy, respectively. This agreement will terminate in connection with the consummation of the Business Combination.
Right of First Refusal
Pursuant to certain of Owlet’s equity compensation plans and certain agreements with its stockholders, including the Amended and Restated Right of First Refusal and Co-sale Agreement, dated as April 20, 2018 (the “ROFR Agreement”), Owlet or its assignees have the right to purchase shares of Owlet capital stock which stockholders propose to sell to other parties. Certain holders of Owlet capital stock, including (i) entities affiliated with Eclipse and (ii) Trilogy, each of which are expected to hold more than 5% of New Owlet common stock following the consummation of the Business Combination, have rights of first refusal and co-sale under the ROFR Agreement. Lior Susan and Amy McCullough, each of whom are directors of Owlet and will be directors of New Owlet following the consummation of the Business Combination, are affiliated with Eclipse and Trilogy, respectively. This agreement will terminate in connection with the consummation of the Business Combination.
Voting Agreement
Owlet is a party to the Amended and Restated Voting Agreement, dated as of April 20, 2018, pursuant to which certain holders of its capital stock, including (i) entities affiliated with Eclipse and (ii) Trilogy, each of which are expected to hold more than 5% of New Owlet common stock following the consummation of the Business Combination, agreed to vote their shares of Owlet capital stock on certain matters, including with respect to the election of directors. Lior Susan and Amy McCullough, each of whom are directors of Owlet and will be directors of New Owlet following the consummation of the Business Combination, are affiliated with Eclipse and Trilogy, respectively. This agreement will terminate in connection with the consummation of the Business Combination.
Convertible Promissory Notes
In April 2019, Owlet issued Subordinated Convertible Promissory Note to certain investors, including $3.0 million in aggregate principal amount to Eclipse Continuity Fund I, L.P. and $1.1 million in aggregate principal amount to Trilogy Equity Partners, LLC. The convertible promissory notes accrue interest at a rate of 5.0% per annum and none of the principal or accrued interest has been repaid to date. Unless repaid in advance of the Closing, all principal and accrued interest on the convertible promissory notes will automatically convert into shares of Owlet’s convertible preferred stock immediately prior to the consummation of the Business Combination and in turn convert into shares of New Owlet common stock as part of the Business Combination or, at a holder’s election, trigger the repayment of the outstanding principal and accrued interest at the consummation of the Business Combination.
Indemnification under Proposed Charter and New Owlet Bylaws; Indemnification Agreements
The New Owlet Bylaws, as will be in effect following the consummation of the Business Combination pending stockholder approval at the Special Meeting, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in the New Owlet Bylaws. In addition, the Proposed Charter, as will be in following the consummation of the Business Combination pending stockholder approval at the Special Meeting, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.
We also intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. For additional information, see “Description of New Owlet Securities—Limitations on Liability and Indemnification of Officers and Directors.”
New Owlet Policies for Related Party Transactions
Upon consummation of the Business Combination, New Owlet will adopt a written related persons transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. Under such policy, any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors.
In connection with the review and approval or ratification of a related person transaction:
•
management will disclose to the committee or disinterested directors, as applicable, information such as the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and other material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•
management will advise the committee or disinterested directors, as applicable, as to other relevant considerations, such as, whether the related person transaction conflicts with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction; and

•	related person transactions will be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required.
In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC and NYSE.

A “Related Person Transaction” is, subject to exceptions provided under Regulation S-K, a transaction, arrangement or relationship in which New Owlet or its subsidiary was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•	any person who is, or at any time during the applicable period was, one of New Owlet’s officers or one of New Owlet’s directors;
•	any person who is known by New Owlet to be the beneficial owner of more than five percent (5%) of its voting stock; and
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock.

LEGAL MATTERS
Ropes & Gray LLP will pass upon the validity of the New Owlet common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of Sandbridge Acquisition Corporation as of December 31, 2020, and for the period from June 23, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Owlet Baby Care Inc. as of December 31, 2020 and December 31, 2019 and for the years then ended included in this proxy statement/prospectus of Sandbridge Acquisition Corporation have been so included in reliance on the report (which contains an explanatory paragraph relating to Owlet Baby Care Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On November 19, 2020, the board of directors of Owlet dismissed Tanner LLC (“Tanner”) as Owlet’s independent auditors.
For the years ended December 31, 2019 and 2018, no report by Tanner on Owlet’s financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Subsequent to Tanner’s dismissal, management identified misstatements related to the financial statements for the years ended December 31, 2019 and 2018. As a result, Owlet restated the December 31, 2019 and 2018 financial statements and Tanner audited the corrections made by management to those financial statements. See “Risk Factors – Risks Related to Becoming a Public Company,” for details regarding material weaknesses identified.
During the fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through November 19, 2020, there were (i) no “disagreements,” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with Tanner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Tanner, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Tanner with a copy of these disclosures and requested that Tanner furnish us with a letter addressed to the SEC stating whether or not Tanner agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, dated February 15, 2021, furnished by Tanner in response to that request, is filed as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus is a part.
On December 14, 2020, Owlet engaged PricewaterhouseCoopers LLP (“PwC”) to serve as its independent registered public accounting firm. Following its engagement, PwC reaudited Owlet’s restated financial statements for the year ended December 31, 2019.
During the fiscal years ended December 31, 2019 and 2018, and through December, 14, 2020, neither Owlet nor anyone acting on its behalf consulted with PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to Owlet that PwC concluded was an important factor considered by Owlet in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Sandbridge and the service provider(s) that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Sandbridge will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Sandbridge deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Sandbridge of their requests by calling or writing Sandbridge at its principal executive offices at 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax considerations of the Merger applicable to U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Sandbridge Class A common stock (i) that hold New Owlet common stock following the adoption of the Proposed Charter in connection with the Merger or (ii) that elect to have their Sandbridge Class A common stock redeemed for cash if the Merger is completed. This discussion applies only to Sandbridge Class A common stock or New Owlet common stock, as applicable, that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift tax or other federal tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, the rules regarding “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” within the meaning of Section 1244 of the Code, and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
•	financial institutions or financial services entities;
•	broker-dealers;
•	insurance companies;
•	pension plans;
•	dealers or traders subject to a mark-to-market method of accounting with respect to shares of Sandbridge Class A common stock or New Owlet common stock;
•	persons holding Sandbridge Class A common stock or New Owlet common stock, as part of a “straddle,” hedge, integrated transaction or similar transaction;
•	holders (as defined below) whose functional currency is not the U.S. dollar;
•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	U.S. expatriates or former long-term residents of the United States;
•	governments or agencies or instrumentalities thereof;
•	regulated investment companies or real estate investment trusts;
•	persons that directly, indirectly or constructively own five percent or more (by vote or value) of Sandbridge Class A common stock or New Owlet common stock;
•	persons who acquired their shares of Sandbridge Class A common stock or New Owlet common stock pursuant to the exercise of warrants or conversion rights under such convertible instruments;
•
persons who acquired their shares of Sandbridge Class A common stock or New Owlet common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes);

•	tax-qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•	tax-exempt entities.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Sandbridge Class A common stock or New Owlet common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the consequences to them of holding shares of the New Owlet common stock following the adoption of the Proposed Charter in connection with the Merger or electing to have their Sandbridge Class A common stock redeemed for cash if the Merger is completed.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Sandbridge Class A common stock or New Owlet common stock, as applicable, who or that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” means any beneficial owner of Sandbridge Class A common stock or New Owlet common stock, as applicable, that is an individual, corporation, estate or trust that is not a U.S. holder.
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Adoption of the Proposed Charter
Holders of Sandbridge Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Owlet common stock after the adoption of the Proposed Charter as that holder has in the corresponding Sandbridge Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Owlet common stock would include the holder’s holding period in the corresponding Sandbridge Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Sandbridge Class A common stock for New Owlet common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Redemption of Sandbridge Class A Common Stock
In the event that a holder’s shares of Sandbridge Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “The Special Meeting

– Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Sandbridge Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Sandbridge Class A common stock, a U.S. holder (as defined above) will be treated as described below under the section titled “– U.S. Holders – Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section titled “–Non-U.S. Holders – Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock.” If the redemption does not qualify as a sale of shares of Sandbridge Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “– U.S. Holders – Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section titled “–Non-U.S. Holder – Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of Sandbridge Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Transactions) relative to all of our shares outstanding both before and after the redemption. The redemption of Sandbridge Class A common stock generally will be treated as a sale of Sandbridge Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Sandbridge Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Transactions generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Sandbridge Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Sandbridge Class A common stock and the Sandbridge Class A common stock to be issued pursuant to the Transactions). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Sandbridge Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Sandbridge Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section titled “U.S. Holders – Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section titled “Non-U.S. Holders – Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Sandbridge Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
Redemption of Sandbridge Class A Common Stock applicable to U.S. Holders
This section applies to you if you are a U.S. holder of Sandbridge Class A common stock.
Taxation of Redemption Treated as a Distribution. If our redemption of a U.S. holder’s shares of Sandbridge Class A common stock is treated as a corporate distribution, as discussed above under the section titled “—Redemption of Sandbridge Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Sandbridge Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Sandbridge Class A common stock and will be treated as described below under the section titled “- U.S. Holders – Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Sandbridge Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock. If our redemption of a U.S. holder’s shares of Sandbridge Class A common stock is treated as a sale, as discussed above under the section titled “- Redemption of Sandbridge Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Sandbridge Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Sandbridge Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Sandbridge Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Sandbridge Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Sandbridge Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
U.S. holders who hold different blocks of Sandbridge Class A common stock (shares of Sandbridge Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Redemption of Sandbridge Class A Common Stock applicable to Non-U.S. Holders
This section applies to you if you are a Non-U.S. holder of Sandbridge Class A common stock.
Taxation of Redemption Treated as a Distribution. If our redemption of a Non-U.S. holder’s shares of Sandbridge Class A common stock is treated as a corporate distribution, as discussed above under the section titled “- Redemption of Sandbridge Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Sandbridge Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Sandbridge Class A common stock, which will be treated as described below under the section titled “- Non-U.S. Holders – Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Sandbridge Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “- Redemption of Sandbridge Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Taxation of Redemption Treated as a Sale of Sandbridge Class A Common Stock. If our redemption of a Non-U.S. holder’s shares of Sandbridge Class A common stock is treated as a sale of Sandbridge Class A common stock, as discussed above under the section titled “- Redemption of Sandbridge Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or
•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Sandbridge Class A common stock and, in the case where shares of our Sandbridge Class A common stock are regularly traded on an established securities market, within the meaning of applicable Treasury Regulations, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Sandbridge Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Sandbridge Class A common stock. There can be no assurance that our Sandbridge Class A common stock is or has been treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
We believe that we are not, and have not been at any time during the five-year period preceding the date of Business Combination, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Payments resulting from our redemption of our Sandbridge Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8. Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends including amounts treated as dividends received pursuant to a redemption on our Sandbridge Class A common stock. On December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds from a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders should consult their tax advisors regarding the effects of FATCA on a redemption of Sandbridge Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The New Owlet Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The New Owlet Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Owlet Board, (ii) otherwise properly brought before such meeting by or at the direction of the New Owlet Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Owlet both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the New Owlet Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Owlet’s annual meeting of stockholders, New Owlet’s secretary must receive the written notice at New Owlet’s principal executive offices:
•	not earlier than the 90th day; and
•	not later than the 120th day,
•	before the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year or New Owlet holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Notice of a nomination or proposal relating to business at the first annual meeting of New Owlet stockholders after the Business Combination must be delivered to New Owlet no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the first annual meeting of New Owlet stockholders pursuant to Rule 14a-8 must be received at New Owlet’s principal office a reasonable time before New Owlet begins to print and send its proxy materials and must comply with Rule 14a-8.
A stockholder shall update and supplement its notice to New Owlet’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above shall be true and correct as of the record date for notice of the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, New Owlet’s secretary not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).
Stockholder Director Nominees
The New Owlet Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter and the Stockholders Agreement. To nominate a director, the stockholder must provide the information required by the New Owlet Bylaws. In addition, the stockholder must give timely notice to New Owlet’s secretary in accordance with the New Owlet Bylaws, which, in general, require that the notice be received by New Owlet’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with the Sandbridge Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Sandbridge Acquisition Corporation, 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067. Following the Business Combination, such communications should be sent to Owlet, Inc., 2500 Executive Parkway, Suite 500, Lehi, Utah, 84043. Each communication will be forwarded, depending on the subject matter, to the New Owlet board, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
Sandbridge has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Sandbridge and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Sandbridge’s or Owlet’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Following the consummation of the Business Combination, New Owlet will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Sandbridge files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Sandbridge’s or New Owlet’s SEC filings, including New Owlet’s registration statement and Sandbridge’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Sandbridge by telephone or in writing:
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088,
Los Angeles, CA 90067
(424) 221-5743
You may also obtain these documents by requesting them in writing or by telephone from Sandbridge’s proxy solicitation agent at the following address and telephone number:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (844) 343-2632 (toll-free)
(banks and brokers can call collect at (212) 297-0720)
Email: info@okapipartners.com
If you are a stockholder of Sandbridge and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Sandbridge, Sandbridge will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New Owlet and a proxy statement of Sandbridge for Sandbridge’s Special Meeting of stockholders. Neither Owlet nor Sandbridge has authorized anyone to give any information or make any representation about the Business Combination, New Owlet or Sandbridge that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Sandbridge has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SANDBRIDGE ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS
	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current Assets
Cash	$826,465	$1,287,234
Prepaid expenses	287,261	273,852
Total Current Assets	1,113,726	1,561,086

Cash and marketable securities held in Trust Account	230,090,636	230,053,249
Total Assets	$231,204,362	$231,614,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses	$3,456,217	$298,328
Accrued offering costs	—	17,000
Total Current Liabilities	3,456,217	315,328
Warrant liability	18,462,000	23,530,000
Deferred underwriting fee payable	8,050,000	8,050,000
Total Liabilities	29,968,217	31,895,328

Commitments and contingencies

Class A common stock subject to possible redemption, 19,623,614 and 19,471,900 shares at March 31, 2021 and December 31, 2020 at $10.00 per share, respectively	196,236,140	194,719,000

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 3,376,386 and 3,528,100 issued and outstanding (excluding 19,623,614 and 19,471,900 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	338	353
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding at March 31, 2021 and December 31, 2020	575	575
Additional paid-in capital	11,729,141	13,246,266
Accumulated deficit	(6,730,049)	(8,247,187)
Total Stockholders’ Equity	5,000,005	5,000,007
Total Liabilities and Stockholders’ Equity	$231,204,362	$231,614,335
The accompanying notes are an integral part of the unaudited condensed financial statements.

SANDBRIDGE ACQUISITION CORPORATION
CONDENSED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)
General and administrative expenses	$3,588,249
Loss from operations	(3,588,249)

Other income:
Interest earned on investments held in Trust Account	37,387
Change in fair value of warrants	5,068,000

Income before benefit from (provision for) income taxes	1,517,138
Benefit from (Provision for) income taxes	—
Net income	$1,517,138

Weighted average shares outstanding of Class A redeemable common stock	23,000,000
Basic and diluted income per share, Class A redeemable common stock	$0.00

Weighted average shares outstanding of Class B non-redeemable common stock	5,750,000
Basic and diluted net income per share, Class B non-redeemable common stock	$0.26
The accompanying notes are an integral part of the unaudited condensed financial statements.

SANDBRIDGE ACQUISITION CORPORATION
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	3,528,100	$353	5,750,000	$575	$13,246,266	$(8,247,187)	$5,000,007
Change in value of common stock subject to possible redemption	(151,714)	(15)	—	—	(1,517,125)	—	(1,517,140)
Net Income	—	—	—	—	—	1,517,138	1,517,138
Balance – March 31, 2021 (unaudited)	3,376,386	$338	5,750,000	$575	$11,729,141	$(6,730,049)	$5,000,005
The accompanying notes are an integral part of the unaudited condensed financial statements.

SANDBRIDGE ACQUISITION CORPORATION
CONDENSED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)
Cash Flows from Operating Activities:
Net income	$1,517,138
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liability	(5,068,000)
Interest earned on investments held in Trust Account	(37,387)
Changes in operating assets and liabilities:
Prepaid expenses	(13,409)
Accrued expenses	3,157,889
Net cash used in operating activities	(443,769)

Cash Flows from Financing Activities:
Payment of offering costs	(17,000)
Net cash used in financing activities	(17,000)

Net Change in Cash	(460,769)
Cash – Beginning of period	1,287,234
Cash – End of period	$826,465

Non-Cash financing activities:
Change in value of Class A common stock subject to possible redemption	$1,517,140
The accompanying notes are an integral part of the unaudited condensed financial statements.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Sandbridge Acquisition Corporation (the “Company”) was incorporated in Delaware on June 23, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of March 31, 2021, the Company had not commenced any operations. All activity for the period from June 23, 2020 (inception) through March 31, 2021 related to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on September 14, 2020. On September 17, 2020 the Company completed the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company completed the sale of 6,600,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Sandbridge Acquisition Holdings LLC (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 4.
Following the closing of the Initial Public Offering on September 17, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States. The funds in the Trust Account are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.
Substantially all of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants are intended to be applied generally toward consummating a Business Combination, and the Company’s management has broad discretion to identify targets for such a potential Business Combination and over the specific application of the funds held in the Trust Account if and when such funds are properly released from the Trust Account. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.
Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until September 17, 2022, or such later date as a result of a stockholder vote to amend the Amended and Restated Certificate of Incorporation, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A, as filed with the SEC on May 26, 2021. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the period ending December 31, 2021 or for any future annual or interim periods.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Liquidity and Going Concern
At March 31, 2021, our cash position and history of losses required management to assess our ability to continue operating as a going concern, according to FASB Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Management evaluated the Company’s history of losses and negative working capital and determined that these factors raise substantial doubt about our ability to continue as a going concern, unless we take actions to alleviate those conditions. Our primary sources of liquidity have been funds generated from our equity and debt financings.
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan the Company funds as may be required. If we complete a Business Combination, the Company would repay such loaned amounts. In the event that a Business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The loans would be repaid upon consummation of a Business Combination, without interest.
The Company does not believe we will need to raise additional funds in order to meet the expenditures required for operating the Company’s business. However, if the Company’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to its Business Combination. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because The Company becomes obligated to redeem a significant number of our public shares upon consummation of its Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of its Business

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available to it, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following its Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents held outside the Trust Account as of March 31, 2021. The Company had $826,465 in cash held outside the Trust Account as of March 31, 2021.
Cash and Investments Held in Trust Account
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with Accounting Standards Codification (“ASC”) Topic 320, “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The Company held $753 in cash and $230,006,014 in U.S. Treasury Money Market Mutual Funds in the Trust Account as of March 31, 2021.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, 19,623,614 and 19,471,900, respectively, shares of Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.
Offering Costs
Offering costs consist of underwriting, legal, accounting and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $12,368,806 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants is estimated using quoted prices in an active market (see Note 9). The Private Warrants are nearly identical to the Public Warrants, except that the Private Placement Warrants are subject to certain transfer restrictions and restrictions on liquidity, and the valuation for the Private Warrants were based on the valuation of the trading Public Warrants.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) per Common Share
Net income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 18,100,000 shares of Class A common stock in the calculation of diluted income per share, since the $11.50 exercise of the warrants was above the average market price of the Company’s Class A Common stock for the three months ended March 31, 2021.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable common

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
stock outstanding since original issuance. Net loss per share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable common stock, net of applicable franchise and income taxes, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
Three Months Ended March 31, 2021
Redeemable Class A Common Stock
Numerator: Earnings allocable to Redeemable Class A Common Stock
Interest Income	$37,387
Less: Income and franchise tax	(37,387)
Redeemable Net Earnings	$—
Denominator: Weighted Average Redeemable Class A Common Stock Redeemable Class A Common Stock, Basic and Diluted	23,000,000
Earnings/Basic and Diluted Redeemable Class A Common Stock	$0.00
Non-Redeemable Class B Common Stock
Numerator: Net Income minus Redeemable Net Earnings
Net Income	$1,517,138
Redeemable Net Earnings	—
Non-Redeemable Net Earnings	$1,517,138
Denominator: Weighted Average Non-Redeemable Class B Common Stock
Non-Redeemable Class B Common Stock, Basic and Diluted	5,750,000
Income/Basic and Diluted Non-Redeemable Class B Common Stock	$0.26
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
$10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,600,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
On July 3, 2020, the Sponsor purchased 5,750,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. In August 2020, the Sponsor transferred 40,000 Founder Shares to independent director Mr. De Sole, 25,000 Founder Shares to independent director Mr. Toubassy and 30,000 Founder Shares to advisor Mr. Hilfiger at their original per share purchase price. In October 2020, the Sponsor transferred 40,000 Founder Shares to independent director Mr. Goss. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, 750,000 Founder Shares are no longer subject to forfeiture.
In connection with the Business Combination Agreement (as defined below), the Sponsor and certain of our initial stockholders, directors and officers entered into a Sponsor Letter Agreement, dated as of February 15, 2021, pursuant to which the Sponsor and each other holder of Founder Shares has agreed, among other things, (a) to appear at the special meeting for the Business Combination or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) to vote (or execute a written consent), or cause to be voted (or consent to be granted) any Company common stock and Founder Shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (c) to vote (or execute a written consent) or cause to be voted (or consent to be granted) any Company common stock or Founder Shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (d) not redeem any shares of Founder Shares owned by it, him or her in connection with the stockholder approval. Pursuant to the Sponsor Letter Agreement, a percentage of Class A common stock held by the Sponsor shall be subject to certain time and performance-based vesting provisions.
The parties to the Sponsor Letter Agreement have also agreed, subject to certain exceptions, not to transfer any Founder Shares or Private Placement Warrants (or any shares of common stock issued or issuable upon exercise thereof) until the earlier of (A) 18 months after the closing of the Business Combination (the “Closing”) or (B)(i) with respect to one-third (1/3) of the Founder Shares and one-third (1/3) of the Private Placement Warrants (or any shares of common stock issued or issuable upon exercise thereof) if the closing price

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
of the New Owlet (as defined below) common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing and (ii) with respect to an additional one-third (1/3) of the Founder Shares and one-third (1/3) of the Private Placement Warrants (or any shares of common stock issued or issuable upon exercise thereof) if the closing price of the New Owlet common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing.
Administrative Support Agreement
The Company entered into an agreement, commencing on September 14, 2020, to pay an affiliate of the Sponsor up to $10,000 per month for office space, utilities and secretarial and administrative services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2021, the Company incurred and paid $30,000 in fees for these services.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants. As of March 31, 2021 and December 31, 2020, no Working Capital Loans were outstanding.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration and stockholder rights agreement entered into on September 14, 2020, holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). Any holder of at least 20% of the outstanding registrable securities owned by these holders will be entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear certain expenses incurred in connection with the filing of any such registration statements.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
In addition, pursuant to the registration and stockholder rights agreement, upon consummation of a Business Combination, the Sponsor and the future holders of Founder Shares (or securities into which the Founder Shares convert) held by the Sponsor will be entitled to designate three individuals for nomination for election to the Company’s board of directors for so long as they continue to hold, collectively, at least 50% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus. Thereafter, such initial stockholders will be entitled to designate (i) two individuals for nomination for election to the Company’s board of directors for so long they continue to hold, collectively, at least 30% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus and (ii) one individual for nomination for election to the Company’s board of directors for so long they continue to hold, collectively, at least 20% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus.
In connection with the Business Combination, New Owlet and certain Sponsor equityholders and certain holders of Owlet capital stock (the “Holders”) will enter into the Amended and Restated Registration Rights Agreement at Closing.
Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Owlet will be obligated to file a registration statement to register the resale of certain securities of the New Owlet held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Underwriting Agreement
Certain of the underwriters of the Initial Public Offering are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The underwriters did not receive any upfront underwriting discount or commissions on the 1,980,000 Units purchased by the PIMCO private funds or their respective affiliates but will receive deferred underwriting commissions with respect to such Units.
Business Combination Agreement
On February 15, 2021, the Company entered into a business combination agreement by and among itself, Project Olympus Merger Sub, Inc., a wholly owned subsidiary (“Merger Sub”), and Owlet Baby Care Inc. (“Owlet”) (“Business Combination Agreement”). Owlet provides a data-driven connectivity platform to the nursey for parents. If approved by the Company’s and Owlet’s stockholders, Merger Sub will merge with and into Owlet, with Owlet surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). In addition, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), the Company will be renamed “Owlet, Inc.” and is referred to below as “New Owlet” as of the time following such change of name.
As a consequence of the Business Combination, each share of the Company’s Class B common stock that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will automatically convert into a share of New Owlet Class A common stock (“New Owlet common stock”) on a one-for-one basis in accordance with the terms of the Company’s amended and restated certificate of incorporation, dated September 14, 2020. The Business Combination will have no effect on the Company’s Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
the number of shares of New Owlet common stock equal to the Exchange Ratio (as defined in the Business Combination Agreement), rounded down to the nearest whole share; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to specified limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options up to an aggregate cap of $10 million; and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet restricted stock.
The Business Combination is expected to close in the third quarter of 2021, following the receipt of the required approval by the Company’s and Owlet’s stockholders and the fulfillment of other customary closing conditions. For additional information please see the Form S-4 filed by the Company with the SEC on March 31, 2021.
NOTE 7. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 3,376,386 and 3,528,100 shares of Class A common stock issued and outstanding, respectively, excluding 19,623,614 and 19,471,900 shares of Class A common stock subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. At March 31, 2021, there were 5,750,000 shares of Class B common stock issued and outstanding. Holders of Class B common stock are entitled to one vote for each share. Prior to the Business Combination, only holders of shares of Class B common stock have the right to vote on the election of directors.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company).
NOTE 8. WARRANTS
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective within 60 business days after the closing of the Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if shares of the Class A common stock are at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
Redemption of warrants when the price per Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Class A common stock;

•
if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per share for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A common (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsors or its affiliates, without taking into account any Founder Shares held by the Sponsors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
NOTE 9. FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
At March 31, 2021 assets held in the Trust Account were comprised of $753 in cash and $230,006,014 in U.S. Treasury Money Market Mutual Funds. At December 31, 2020, assets held in the Trust Account were comprised of $753 in cash and $230,052,496 in U.S. Treasury Bills. During the three months ended March 31, 2021 and year ended December 31, 2020, the Company did not withdraw any interest income from the trust account to pay its franchise taxes.
At March 31, 2021 and December 31, 2020, there were 11,500,000 Public Warrants and 6,600,000 Private Placement Warrants outstanding.
There were no transfers into or out of Level 3 during the three months ended March 31, 2021.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The fair value of held-to-maturity securities and warrant liabilities at March 31, 2021 and December 31, 2020 are as follows:
Description	March 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash and marketable securities held in Trust Account(a)	$230,090,636	$—	$—	$ —
Liabilities:
Warrant Liability – Public Warrants	$11,730,000	$11,730,000	$—	$—
Warrant Liability – Private Placement Warrants	$6,732,000	$—	$6,732,000	$ —

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Description	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash and marketable securities held in Trust Account(a)	$230,053,249	$230,053,249	$—	$ —
Liabilities:
Warrant Liability – Public Warrants	$14,950,000	$14,950,000	$—	$—
Warrant Liability – Private Placement Warrants	$8,580,000	$—	$8,580,000	$—
(a)
In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the accompany financial statements.

NOTE 10. INCOME TAX
The Company’s net deferred tax assets are as follows:
	March 31, 2021	December 31, 2020
Deferred tax asset
Net operating loss carryforward	$10,920	$10,861
Change in fair value of warrants	753,532	—
Organizational costs/Startup expenses	456,120	78,848
Total deferred tax asset	1,220,572	89,709
Valuation allowance	(1,220,572)	(89,709)
Deferred tax asset, net of allowance	$—	$—
The income tax provision consists of the following:
	March 31, 2021	December 31, 2020
Federal
Current	$—	$—
Deferred	(1,220,572)	(89,709)

State
Current	$—	$—
Deferred	—	—
Change in valuation allowance	1,220,572	89,709
Income tax provision	$—	$—
As of March 31, 2021, the Company had a U.S. federal net operating loss carryover of approximately $52,000 available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled

SANDBRIDGE ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For three months ended March 31, 2021, the change in the valuation allowance was $1,220,572.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at March 31, 2021 is as follows:
March 31, 2021

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of warrant liability	-13.2%
Change in valuation allowance	-7.8%
Income tax provision	0.0%
NOTE 11. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Sandbridge Acquisition Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Sandbridge Acquisition Corporation (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 23, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 23, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
May 26, 2021

SANDBRIDGE ACQUISITION CORPORATION
BALANCE SHEET
DECEMBER 31, 2020
(As Restated)
ASSETS
Current assets
Cash	$1,287,234
Prepaid expenses	273,852
Total Current Assets	1,561,086

Cash and investments held in Trust Account	230,053,249

Total Assets	$231,614,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$298,328
Accrued offering costs	17,000
Total Current Liabilities	315,328

Warrant liability, at fair value	23,530,000
Deferred underwriting fee payable	8,050,000
Total Liabilities	31,895,328

Commitments and contingencies

Class A common stock subject to possible redemption, 19,471,900 shares at $10.00 per share redemption value	194,719,000

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 3,528,100 shares issued and outstanding (excluding 19,471,900 shares subject to possible redemption)	353
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	13,246,266
Accumulated deficit	(8,247,187)
Total Stockholders’ Equity	5,000,007
Total Liabilities and Stockholders’ Equity	$231,614,335
The accompanying notes are an integral part of the financial statements

SANDBRIDGE ACQUISITION CORPORATION
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 23, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)
General and administrative expenses	$480,436
Loss from operations	(480,436)

Other income (expense):
Transaction costs allocated to warrant liability	(580,000)
Change in fair value of warrants	(7,240,000)
Interest earned on investments held in Trust Account	53,249

Loss before provision for income taxes	(8,247,187)
Provision for income taxes	—
Net loss	$(8,247,187)

Weighted average shares outstanding of Class A redeemable common stock	23,000,000
Basic and diluted loss per share, Class A redeemable common stock	$—

Weighted average shares outstanding of Class B non-redeemable common stock	5,435,083
Basic and diluted net loss per share, Class B non-redeemable common stock	$(1.51)
The accompanying notes are an integral part of the financial statements

SANDBRIDGE ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD JUNE 23, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – June 23, 2020 (Inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000

Sale of 23,000,000 Units, net of fair value allocated to public warrants	23,000,000	2,300	—	—	195,510.323	—	195,512,623

Transaction costs net of allocation to warrant liabilities	—	—	—	—	(12,368,806)	—	(12,368,806)

Proceeds in excess of fair value from sale of private Placement Warrants	—	—	—	—	660,000	—	660,000

Common stock subject to possible redemption	(19,471,900)	(1,947)	—	—	(194,717,288)	—	(194,719,235)

Net loss	—	—	—	—	—	(8,247,187)	(8,247,187)

Balance – December 31, 2020 (as restated)	3,528,100	$353	5,750,000	$575	$13,246,266	$(8,247,187)	$5,000,007
The accompanying notes are an integral part of the financial statements

SANDBRIDGE ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 23, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)
Cash Flows from Operating Activities:
Net loss	$(8,247,187)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	7,240,000
Transaction costs allocated to warrant liability	580,000
Interest earned on investments held in Trust Account	(53,249)
Changes in operating assets and liabilities:
Prepaid expenses	(273,852)
Accrued expenses	298,328
Net cash used in operating activities	(455,960)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(230,000,000)
Net cash used in investing activities	(230,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	225,796,000
Proceeds from sale of Private Placement Warrants	6,600,000
Proceeds from promissory note – related party	250,000
Repayment of promissory note – related party	(250,000)
Payment of offering costs	(677,806)
Net cash provided by financing activities	231,743,194

Net Change in Cash	1,287,234
Cash – Beginning of period	—
Cash – End of period	$1,287,234

Non-Cash Financing Activities:
Initial classification of Class A common stock subject to possible redemption	$202,384,370
Change in value of Class A common stock subject to possible redemption	$(7,665,370)
Deferred underwriting fee payable	$8,050,000
Offering costs included in accrued offering costs	$17,000
The accompanying notes are an integral part of the financial statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Sandbridge Acquisition Corporation (the “Company”) was incorporated in Delaware on June 23, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from June 23, 2020 (inception) through December 31, 2020 related to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on September 14, 2020. On September 17, 2020 the Company completed the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company completed the sale of 6,600,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Sandbridge Acquisition Holdings LLC (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 5.
Transaction costs amounted to $12,948,806, consisting of $4,204,000 in cash underwriting fees, $8,050,000 of deferred underwriting fees and $694,806 of other offering costs.
Following the closing of the Initial Public Offering on September 17, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States. The funds in the Trust Account are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.
Substantially all of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants are intended to be applied generally toward consummating a Business Combination, and the Company’s management has broad discretion to identify targets for such a potential Business Combination and over the specific application of the funds held in the Trust Account if and when such funds are properly released from the Trust Account. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.
Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until September 17, 2022, or such later date as a result of a stockholder vote to amend the Amended and Restated Certificate of Incorporation, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires

Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
In April 2021, the Company concluded that, because of a misapplication of the accounting guidance related to the Public Warrants (as defined in Note 4) and Private Placement Warrants that the Company issued in September 2020, the Company’s previously issued financial statements for the Affected Period should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Period included in this Annual Report.
In May 2021, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. An instrument would be considered indexed to an entity’s own stock if its settlement amount were equal to the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or an instrument that includes variables that would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Based on its evaluation, management concluded that the Company’s warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.
The Company previously accounted for its outstanding warrants as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant.
As a result of the above, the Company is reclassifying the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported cash and cash equivalents, total assets, or cash flows.
The following summarizes the effect of the Restatement on each financial statement line item for each period presented herein and as of the date of the Company’s consummation of its IPO.
	As Previously Reported	Adjustments	As Restated
Balance sheet as of September 17, 2020 (audited)
Warrant Liability	$—	$16,290,000	$16,290,000
Total Liabilities	8,579,943	16,290,000	24,869,943
Class A Common Stock Subject to Possible Redemption	218,646,370	(16,290,000)	202,384,370
Class A common stock	113	163	276
Additional Paid-in Capital	5,001,136	579,837	5,580,973
Accumulated Deficit	(1,818)	(580,000)	(581,818)
Total Stockholders’ Equity	5,000,006	—	5,000,006

Balance sheet as of September 30, 2020 (unaudited)
Warrant Liability	$—	$16,109,000	$16,109,000
Total Liabilities	8,101,692	16,109,000	24,210,692
Class A Common Stock Subject to Possible Redemption	218,646,030	(16,109,000)	202,537,030
Class A common stock	114	161	275
Additional Paid-in Capital	5,029,475	398,839	5,428,314
Accumulated deficit	(30,155)	(399,000)	(429,155)
Total Stockholders’ Equity	5,000,009	—	5,000,009

Balance sheet as of December 31, 2020 (audited)
Warrant Liability	$—	$23,530,000	$23,530,000
Total Liabilities	8,365,328	23,530,000	31,895,328
Class A Common Stock Subject to Possible Redemption	218,249,000	(23,530,000)	194,719,000
Class A Common Stock	118	235	353
Additional Paid-in Capital	5,426,501	7,819,765	13,246,266
Accumulated Deficit	(427,187)	(7,820,000)	(8,247,187)
Total Stockholders’ Equity	5,000,007	—	5,000,007

Statement of operations for the three months ended September 30, 2020 (unaudited)
Change in fair value of warrant liability	—	181,000	181,000
Transaction costs allocated to warrant liability	—	(580,000)	(580,000)
Loss before provision for income taxes	(30,155)	(399,000)	(429,155)
Net loss	(30,155)	(399,000)	(429,155)
Basic and diluted net loss per share:
Class B common stock	(0.01)	(0.06)	(0.07)

Statement of operations for the Period from June 23, 2020 (inception) to September 30, 2020 (unaudited)
Change in fair value of warrant liability	—	181,000	181,000
Transaction costs allocated to warrant liability	—	(580,000)	(580,000)
Loss before provision for income taxes	(30,155)	(399,000)	(429,155)
Net loss	(30,155)	(399,000)	(429,155)
Basic and diluted net loss per share:
Class B common stock	(0.01)	(0.06)	(0.07)

	As Previously Reported	Adjustments	As Restated
Statement of operations for the Period from June 23, 2020 (inception) to December 31, 2020 (audited)
Change in fair value of warrant liability	—	(7,240,000)	(7,240,000)
Transaction costs allocated to warrant liability	—	(580,000)	(580,000)
Net loss	(427,187)	(7,820,000)	(8,247,187)
Basic and diluted net loss per share:
Class B common stock	(0.08)	(1.43)	(1.51)

Cash flow statement for the period from June 23, 2020 (inception) to September 30, 2020 (unaudited)
Net loss	(30,155)	(399,000)	(429,155)
Change in fair value of warrant liability	—	(181,000)	(181,000)
Transaction costs allocated to warrant liability	—	580,000	580,000
Net cash used in operating activities	(24,003)	—	(24,003)

Cash flow statement for the period from June 23, 2020 (inception) to December 31, 2020 (audited)
Net loss	(427,187)	(7,820,000)	(8,247,187)
Change in fair value of warrant liability	—	7,240,000	7,240,000
Transaction costs allocated to warrant liability	—	580,000	580,000
Net cash used in operating activities	(455,960)	—	(455,960)
NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates
The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.
Cash and Investments Held in Trust Account
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC” Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, 19,471,900 shares of Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs
Offering costs consist of underwriting, legal, accounting and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $12,368,806 were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs of $580,000 allocated to the issuance of warrants were expensed and included in net loss.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) per Common Share
Net income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 18,100,000 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net loss per share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable common stock, net of applicable franchise and income taxes, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
For the Period From June 23, 2020 (inception) Through December 31, 2020
Redeemable Class A Common Stock
Numerator: Earnings allocable to Redeemable Class A Common Stock
Interest Income	$53,249
Less: Company’s portion available to pay taxes	(53,249)
Net Earnings	$—
Denominator: Weighted Average Redeemable Class A Common Stock
Redeemable Class A Common Stock, Basic and Diluted	23,000,000
Earnings/Basic and Diluted Redeemable Class A Common Stock	$—
Non-Redeemable Class B Common Stock
Numerator: Net Income (Loss) minus Redeemable Net Earnings
Net Income (Loss)	$(8,247,187)
Redeemable Net Earnings	—
Non-Redeemable Net Loss	$(8,247,187)
Denominator: Weighted Average Non-Redeemable Class B Common Stock
Non-Redeemable Class B Common Stock, Basic and Diluted	5,435,083
Loss/Basic and Diluted Non-Redeemable Class B Common Stock	$(1.51)
As of December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s stockholders.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 4. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 9).
NOTE 5. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,600,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 9). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
NOTE 6. RELATED PARTY TRANSACTIONS
Founder Shares
On July 3, 2020, the Sponsor purchased 5,750,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. In August 2020, the Sponsor transferred 40,000 Founder Shares to independent director Mr. De Sole, 25,000 Founder Shares to independent director Mr. Toubassy and 30,000 Founder Shares to advisor Mr. Hilfiger at their original per share purchase price. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, 750,000 Founder Shares are no longer subject to forfeiture.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.
Administrative Support Agreement
The Company entered into an agreement, commencing on September 14, 2020, to pay an affiliate of the Sponsor up to $10,000 per month for office space, utilities and secretarial and administrative services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the period from June 23, 2020 (inception) through December 31, 2020, the Company incurred and paid $40,000 in fees for these services.
Promissory Note – Related Party
On July 3, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of March 31, 2021 and the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $250,000 was repaid at the closing of the Initial Public Offering on September 17, 2020.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to

$1,500,000 of such Working Capital Loans may be converted into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants. As of December 31, 2020, no Working Capital Loans were outstanding.
NOTE 7. COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration and stockholder rights agreement entered into on September 14, 2020, holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). Any holder of at least 20% of the outstanding registrable securities owned by these holders will be entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act. The Company will bear certain expenses incurred in connection with the filing of any such registration statements.
In addition, pursuant to the registration and stockholder rights agreement, upon consummation of a Business Combination, the Sponsor and the future holders of Founder Shares (or securities into which the Founder Shares convert) held by the Sponsor will be entitled to designate three individuals for nomination for election to the Company’s board of directors for so long as they continue to hold, collectively, at least 50% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus. Thereafter, such initial stockholders will be entitled to designate (i) two individuals for nomination for election to the Company’s board of directors for so long they continue to hold, collectively, at least 30% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus and (ii) one individual for nomination for election to the Company’s board of directors for so long they continue to hold, collectively, at least 20% of the Founder Shares (or the securities into which such Founder Shares convert) held by such persons on the date of this prospectus.
Underwriting Agreement
Certain of the underwriters of the Initial Public Offering are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. The underwriters did not receive any upfront underwriting discount or commissions on the 1,980,000 Units purchased by the PIMCO private funds or their respective affiliates but will receive deferred underwriting commissions with respect to such Units.
NOTE 8. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020, there were 3,528,100 shares of Class A common stock issued and outstanding, excluding 19,471,900 shares of Class A common stock subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. At December 31, 2020, there were 5,750,000 shares of Class B common stock issued and outstanding. Holders of Class B common stock are entitled to one vote for each share. Prior to the Business Combination, only holders of shares of Class B common stock have the right to vote on the election of directors.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company).
NOTE 9. WARRANTS
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective within 60 business days after the closing of the Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if shares of the Class A common stock are at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
•
if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•	in whole and not in part;
•
at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•
if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per share for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A common (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsors or its affiliates, without taking into account any Founder Shares held by the Sponsors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued

Price, and the $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 10 — FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.
At December 31, 2020, assets held in the Trust Account were comprised of $753 in cash and $230,052,496 in U.S. Treasury securities. During the year ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account.
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 are as follows:
Held-To-Maturity	Level	Amortized Cost	Gross Holding Loss	Fair Value
December 31, 2020 U.S. Treasury Securities (Mature on 3/18/2021)	1	$230,052,496	$4,291	$230,056,787
At December 31, 2020, there were 11,500,000 Public Warrants and 6,600,000 Private Placement Warrants outstanding.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 are as follows:
Description	December 31, 2020	Quoted Prices in Active Markets (Level 1)	SignificantOther Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash and marketable securities held in Trust Account	$230,053,249	$230,053,249	$—	$—
Liabilities:
Warrant Liability – Public Warrants	$14,950,000	$14,950,000	$—	$ —
Warrant Liability – Private Placement Warrants	$8,580,000	$—	$8,580,000	$ —
Initial Measurement
The Company utilized a binomial lattice model to value the warrants on September 17, 2020, the date of the Company’s Initial Public Offering. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-half of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of shares of Class B common stock, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption, Class A common stock and Class B common stock based on their relative fair values at the initial measurement date. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its shares of common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
The aforementioned warrant liabilities are not subject to qualified hedge accounting.
The following table provides quantitative information regarding Level 3 fair value measurements:
At September 17, 2020 (Initial Measurement)
Unit price	$10.00
Strike price	$11.50
Term (in years)	1.0
Volatility	16.0
Risk-free rate	0.38
Dividend yield	0.0
Fair value of warrants	$0.90
Subsequent Measurement
The Warrants are measured at fair value on a recurring basis. Following the separation of the Warrants, the Public Warrants for each quarterly reporting period and as of December 31, 2020 are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurement of the Private Placement Warrants for each quarterly reporting period and as of December 31, 2020 are classified as Level 2 due to the use of a quoted market price for a similar liability. During the period ended December 31, 2020, Public and Private Placement warrants were reclassified from Level 3 (at initial measurement) to Level 1 and Level 2, respectively. Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period.
As of December 31, 2020, the aggregate value of Public Warrants and Private warrants was $23.53 million.
The following table presents the changes in the Level 3 fair value of warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Fair value as of June 23, 2020	$—	$—	$—
Initial measurement on September 17, 2020	5,940,000	10,350,000	16,290,000
Change in valuation inputs or other assumptions	2,640,000	4,600,000	7,240,000
Transfer from Level 3 to Level 2	(8,580,000)	—	(8,580,000)
Transfer from Level 3 to Level 1	—	(14,950,000)	(14,950,000)
Level 3 fair value as of December 31, 2020	$—	$—	$—
NOTE 11. INCOME TAX
The Company’s net deferred tax assets are as follows:
December 31, 2020
Deferred tax asset
Net operating loss carryforward	$10,861
Organizational costs/Startup expenses	78,848
Total deferred tax asset	89,709
Valuation allowance	(89,709)
Deferred tax asset, net of allowance	$—
The income tax provision consists of the following:
December 31, 2020
Federal
Current	$—
Deferred	(89,709)
State
Current	$—
Deferred	$—
Change in valuation allowance	89,709
Income tax provision	$—
As of December 31, 2020, the Company had a U.S. federal net operating loss carryover of approximately $52,000 available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from June 23, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $89,709.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:
December 31, 2020
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of warrant liability	(18.9%)
Change in valuation allowance	(2.1%)
Income tax provision	0.0%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.
NOTE 12. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Business Combination Agreement
On February 15, 2021, the Company entered into a business combination agreement by and among itself, Project Olympus Merger Sub, Inc., a wholly owned subsidiary (“Merger Sub”), and Owlet Baby Care Inc. (“Owlet”) (“Business Combination Agreement”). Owlet provides a data-driven connectivity platform to the nursey for parents. If approved, Merger Sub will merge with and into Owlet, with Owlet surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). In addition, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), the Company will be renamed “Owlet, Inc.” and is referred to below as “New Owlet” as of the time following such change of name.
As a consequence of the Business Combination, each share of the Company’s Class B common stock that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will automatically convert into a share of New Owlet Class A common stock (“New Owlet common stock”) on a one-for-one basis in accordance with the terms of the Company’s amended and restated certificate of incorporation, dated September 14, 2020. The Business Combination will have no effect on the Company’s Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio (as defined in the Business Combination Agreement), rounded down to the nearest whole share; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to specified limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options up to an aggregate cap of $10 million; and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet restricted stock.
The Business Combination is expected to close in the third quarter of 2021, following the receipt of the required approval by the Company’s and Owlet’s stockholders and the fulfillment of other customary closing conditions. For additional information please see the Form 8-K filed and with the SEC on February 16, 2021.

Owlet Baby Care Inc.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share amounts)
(unaudited)
Assets	March 31, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	$12,811	$17,009
Accounts receivable, net of allowance for doubtful accounts of $390 and $201	12,769	10,525
Inventory	10,583	7,912
Capitalized transaction costs	3,160	522
Prepaid expenses and other current assets	1,612	1,646
Total current assets	$40,935	$37,614
Property and equipment, net	1,599	1,718
Intangible assets, net	590	605
Other assets	189	181
Total assets	$43,313	$40,118
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	19,341	16,379
Accrued and other expenses	10,440	10,592
Deferred revenues	1,573	1,643
Line of credit	12,500	9,700
Current portion of related party convertible notes payable	7,019	6,934
Current portion of long-term debt	3,563	2,024
Total current liabilities	$54,436	$47,272
Deferred rent, net of current portion	301	322
Long-term deferred revenues, net of current portion	152	159
Long-term debt, net	8,416	10,180
Preferred stock warrant liability	7,601	2,993
Other long-term liabilities	13	13
Total liabilities	$70,919	$60,939
Commitments and contingencies (Note 6)
Redeemable convertible Series A and Series A-1 preferred stock, $0.0001 par value, 23,030,285 shares authorized; 22,596,929 shares issued and outstanding (liquidation preference of $9,702 and $14,245 for Series A and Series A-1, respectively)	23,652	23,652
Redeemable convertible Series B and Series B-1 preferred stock, $0.0001 par value, 7,507,073 shares authorized; 7,507,071 shares issued and outstanding (liquidation preference of $19,000 and $3,745 for Series B and Series B-1, respectively)	23,536	23,536
Stockholders’ deficit:
Common stock, $0.0001 par value, 52,000,000 shares authorized; 10,951,730 and 10,772,774 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively.	1	1
Additional paid-in capital	4,780	3,708
Accumulated deficit	(79,575)	(71,718)
Total stockholders’ deficit	(74,794)	(68,009)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$43,313	$40,118
See accompanying notes to these unaudited condensed consolidated financial statements.

Owlet Baby Care Inc.
Condensed Consolidated Statements of Operations
(In thousands, except share and per share amounts)
(unaudited)
	Three months ended March 31,
	2021	2020
Revenues	$21,911	$14,871
Cost of revenues	9,228	7,831
Gross profit	12,683	7,040

Operating expenses:
General and administrative	5,981	2,672
Sales and marketing	6,118	3,812
Research and development	3,432	2,433
Total operating expenses	15,531	8,917
Operating loss	(2,848)	(1,877)
Other income (expense):
Interest expense, net	(417)	(289)
Preferred stock mark to market adjustment	(4,608)	—
Other income	21	38
Total other expense, net	(5,004)	(251)
Loss before income tax provision	(7,852)	(2,128)
Income tax provision	(5)	—
Net loss	$(7,857)	$(2,128)
Net loss per share attributable to common stockholders, basic and diluted	(0.73)	(0.20)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,828,882	10,613,286
See accompanying notes to these unaudited condensed consolidated financial statements.

Owlet Baby Care Inc.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share amounts)
(unaudited)
	Preferred Stock Series A		Preferred Stock Series A-1		Preferred Stock Series B		Preferred Stock Series B-1		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,569,235	$1	$2,294	$(61,197)	$(58,902)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	117,594	—	50	—	50
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	181	—	181
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,128)	(2,128)
Balance as of March 31, 2020	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,686,829	$1	$2,525	$(63,325)	$(60,799)

Balance as of December 31, 2020	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,772,774	$1	$3,708	$(71,718)	$(68,009)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	178,956	—	244	—	244
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	828	—	828
Net loss	—	—	—	—	—	—	—	—	—	—	—	(7,857)	(7,857)
Balance as of March 31, 2021	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,951,730	$1	$4,780	$(79,575)	$(74,794)
See accompanying notes to these unaudited condensed consolidated financial statements.

Owlet Baby Care Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(7,857)	$(2,128)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	249	163
Amortization of debt issuance costs	—	4
Amortization of debt discount	14	6
Loss (gain) on disposal of property and equipment	1	(11)
Stock-based compensation	828	181
Write-down of inventory to net realizable value	5	—
Provision for losses on accounts receivable	189	22
Change in fair value of preferred stock warrant liability	4,608	—
Changes in operating assets and liabilities:
Accounts receivable	(2,433)	(165)
Prepaid expenses and other assets	(2,612)	28
Inventory	(2,675)	853
Accounts payable	2,873	604
Accrued and other expenses	(152)	114
Deferred related party convertible notes payable interest	85	85
Deferred revenues	(77)	113
Deferred rent	(22)	(10)
Net cash used in operating activities	(6,976)	(140)
Cash flows from investing activities
Purchase of property and equipment	(19)	(237)
Purchase of intangible assets	(8)	—
Net cash used in investing activities	(27)	(237)
Cash flows from financing activities
Proceeds from line of credit	4,332	7,385
Payments on line of credit	(1,532)	(8,237)
Payments on financed insurance premium	(239)	(66)
Proceeds from exercise of common stock options	244	50
Net cash provided by (used in) financing activities	2,805	(868)
Net change in cash and cash equivalents	(4,198)	(1,245)
Cash and cash equivalents at beginning of period	17,009	11,736
Cash and cash equivalents at end of period	$12,811	$10,491
Supplemental disclosure of cash flow information:
Cash paid for interest	$145	$120
Cash paid for income taxes	—	—
Supplemental disclosure of non-cash financing activities:
Unpaid purchases of property and equipment	$98	$254
Unpaid purchases of intangibles	$12	$26
See accompanying notes to these unaudited condensed consolidated financial statements.

Owlet Baby Care Inc.
Notes to Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
(unaudited)
1. Description of Organization and Summary of Significant Accounting Policies
Organization
Owlet Baby Care Inc. (the “Company”) was incorporated on February 24, 2014 as a Delaware corporation. The Company’s ecosystem of digital parenting solutions, including its connected anchor product, the Owlet Smart Sock, is helping to transform modern parenting by providing parents data to track the sleep patterns, oxygen levels, and heart rates of their children. Its solutions are designed to provide actionable insights aimed at improving children’s sleep and parents’ confidence and comfort.
Basis of Presentation and Principles of Consolidation
The accompanying unaudited interim condensed consolidated financial statements of the Company and its subsidiary have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding interim financial reporting. All intercompany transactions and balances have been eliminated in consolidation. All dollar amounts, except per share amounts, in the notes are presented in thousands, unless otherwise specified. The condensed consolidated balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes included elsewhere in this prospectus. However, the Company believes that the disclosures provided herein are adequate to prevent the information presented from being misleading.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments necessary for the fair statement of the Company’s financial position, results of operations, cash flows and the changes in equity for the interim periods presented. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter, the fiscal year ending December 31, 2021, or any other period.
Going Concern
Since inception, the Company has experienced recurring losses from operations and has generated negative cash flows from operations, which have been funded primarily through raising debt and issuing common and preferred stock. For the three months ended March 31, 2021 and March 31, 2020, the Company generated negative cash flows from operations of ($6,976) and ($140) and net losses of ($7,857) and ($2,128), respectively. As of March 31, 2021 and December 31, 2020, the Company had an accumulated deficit of ($79,575) and ($71,718), respectively. The Company will need to finance future operations through generating additional revenues and raising additional debt or equity. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, if at all, or that the Company will generate sufficient future revenues.
In accordance with Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited interim condensed consolidated financial statements are issued or available to be issued. The recurring operating losses and negative cash flows from operations since inception, and the fact that management’s plans to obtain additional capital have not yet been completed, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis and accordingly, do not include any adjustments relating to the recoverability and classification of asset carrying amounts, or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates
The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include those related to revenue recognition (including sales incentives, product returns and implied post contract support and service), allowances for doubtful accounts, write-downs for obsolete or slow-moving inventory, useful lives for property and equipment, impairment assessments for long-lived tangible and intangible assets, warranty obligations, valuation allowances for net deferred income tax assets, and valuation of warrants and stock-based compensation.
Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
The Company utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities,
•
Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument,

•
Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short period of time to maturity or repayment. The Company has concluded that the preferred stock warrants issued meet the definition of a liability under ASC 480, Distinguishing Liabilities from Equity, and has classified the liability as a Level 3 fair value measurement.
	March 31, 2021
	Level 1	Level 2	Level 3	Balance
Assets:
Money market funds	$12,656	$—	$—	$12,656
Total assets	$12,656	$—	$—	$12,656
Liabilities:
Preferred stock warrant liability	$—	$—	$7,601	$7,601
Total liabilities	$—	$—	$7,601	$7,601
	December 31, 2020
	Level 1	Level 2	Level 3	Balance
Assets:
Money market funds	$16,954	$—	$—	$16,954
Total assets	$16,954	$—	$—	$16,954
Liabilities:
Preferred stock warrant liability	$—	$—	$2,993	$2,993
Total liabilities	$—	$—	$2,993	$2,993
Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
The Company presented the fair value measurement of the preferred stock warrant liability as a Level 3 measurement, relying on unobservable inputs reflecting the Company’s own assumptions. Level 3 measurements, which are not based on quoted prices in active markets, introduce a higher degree of subjectivity and may be more sensitive to fluctuations in stock price, volatility rates, and U.S. Treasury Bond rates and could have a material impact on future fair value measurements.
The following table presents a reconciliation of the Company’s preferred stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of March 31, 2021 and December 31, 2020:
Preferred Stock Warrant Liability
Balance as of December 31, 2020	$2,993
Change in fair value upon re-measurement	4,608
Balance as of March 31, 2021	$7,601
There were no transfers between Level 1 and Level 2 in the period reported. There were no transfers into or out of Level 3 in the period reported.
There was no preferred stock warrant liability activity for the three months ended March 31, 2020.
Segments
The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources, making operating decisions, and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found in these unaudited interim condensed consolidated financial statements.
Revenue by geographic area is based on the delivery address of the customer and is summarized as follows for the three months ended (in thousands):
	March 31, 2021	March 31, 2020
United States	$20,534	$14,358
International	1,377	513
Total revenues	$21,911	$14,871
Other than the United States, no individual country exceeded 10% of total revenues for the three months ended March 31, 2021 and March 31, 2020.
The Company’s long-lived assets are composed of property and equipment, net, and are summarized by geographic area as follows as of (in thousands):
	March 31, 2021	December 31, 2020
United States	$532	$528
Thailand	978	1,104
Other international	89	86
Total property and equipment, net	$1,599	$1,718
Business Combination
On February 15, 2021, the Company entered into a Business Combination Agreement (“Business Combination”) with Sandbridge Acquisition Corporation (“Sandbridge”) and Project Olympus Merger Sub, Inc. (“Merger Sub”), whereby Merger Sub will merge with and into Owlet, with Owlet surviving the Merger. Owlet will become a wholly owned subsidiary of Sandbridge and Sandbridge will immediately be renamed “Owlet, Inc.”
Following the consummation of the Business Combination, the Company will become an SEC-registered and New York Stock Exchange (“NYSE”) listed company, which will require the Company to hire additional staff and implement processes and procedures to address public company regulatory requirements and customary practices. The Company expects to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees.
Significant Accounting Policies
There have been no significant changes in the Company’s accounting policies during the three months ended March 31, 2021.
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40). ASU 2018-15 clarifies the accounting for implementation costs in cloud computing arrangements. The effective date of this update is for fiscal years beginning after December 15, 2020 and interim periods therein. The Company adopted the new guidance as of January 1, 2021. Adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.
2. Certain Balance Sheet Accounts
Inventory
Inventory consisted of the following as of:
	March 31, 2021	December 31, 2020
Finished goods	$9,845	$7,331
Raw materials	738	581
Total inventory	$10,583	$7,912
Capitalized Transaction Costs
Capitalized transaction costs were the following as of:
	March 31, 2021	December 31, 2020
Capitalized transaction costs	$3,160	$522
The Company capitalized transaction costs for accounting and legal services related to the Business Combination with Sandbridge.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following as of:
	March 31, 2021	December 31, 2020
Prepaid hosting	$367	$369
Point of purchase (“POP”) displays	356	376
Prepaid expenses	323	163
Prepaid insurance	312	499
Right of return asset	194	146
Other current assets	60	93
Total prepaid expenses and other current assets	$1,612	$1,646

Property and Equipment, net
Property and equipment consisted of the following as of:
	March 31, 2021	December 31, 2020
Tooling and manufacturing equipment	$1,731	$1,731
Furniture and fixtures	569	569
Computer equipment	289	214
Software	213	213
Construction in progress	20	—
Leasehold improvements	9	9
Total property and equipment	2,831	2,736
Less accumulated depreciation and amortization	(1,232)	(1,018)
Property and equipment, net	$1,599	$1,718
Depreciation and amortization expense on property and equipment for the three months ended March 31, 2021 and March 31, 2020 was $214 and $143, respectively. For the three months ended March 31, 2021 and March 31, 2020 the Company allocated $150 and $72, respectively, of depreciation and amortization expense related to tooling and manufacturing equipment and software to cost of revenues.
Intangible Assets
Intangible assets consisted of the following as of:
	March 31, 2021
	Gross	Accumulated Amortization	Net
Patents and trademarks	$530	$(129)	$401
Film production costs	278	(89)	189
Total intangible assets	$808	$(218)	$590
	December 31, 2020
	Gross	Accumulated Amortization	Net
Patents and trademarks	$511	$(119)	$392
Film production costs	278	(65)	213
Total intangible assets	$789	$(184)	$605
Amortization expense resulting from intangible assets was $35 and $20 for the three months ended March 31, 2021 and March 31, 2020, respectively. For the three months ended March 31, 2021 and March 31, 2020, the Company allocated $24 and $10, respectively, of amortization expense related to film production costs to cost of revenues.
The future aggregate amounts of amortization expense to be recognized related to finite-lived intangible assets as of March 31, 2021 is as follows for the:
Years Ending December 31:	Amount
Remainder of 2021	$110
2022	151
2023	45
2024	43
2025	42
Thereafter	96
$487

Accrued and Other Expenses
Accrued and other expenses consisted of the following as of:
	March 31, 2021	December 31, 2020
Accrued and other expenses:
Accrued sales returns	$2,769	$2,844
Sales tax payable	1,787	1,886
Payroll liabilities	1,667	1,768
Discounts and allowances	1,327	1,747
Accrued warranty	922	924
Other accrued expenses	1,968	1,423
Total accrued expenses	$10,440	$10,592
Changes in accrued warranty were as follows for the three-month periods ended:
	March 31, 2021	March 31, 2020
Accrued warranty, beginning of period	$924	$378
Provision for warranties issued during the period	242	744
Settlements of warranty claims during the period	(244)	(324)
Accrued warranty, end of period	$922	$798
3. Deferred Revenues
Deferred revenues relate to performance obligations for which payments are received from customers prior to the satisfaction of the Company’s obligations to the customers. Deferred revenues primarily consist of amounts allocated to the mobile application, unspecified upgrade rights, and content, and are recognized over the service periods of the performance obligations, which range from 10 to 27 months.
Changes in the total deferred revenues balance were as follows for the three-month periods ended:
	March 31, 2021	March 31, 2020
Beginning balance	$1,802	$845
Deferral of revenues	818	516
Recognition of deferred revenues	(895)	(403)
Ending balance	$1,725	$958
4. Debt
The following is a summary of the Company’s long-term indebtedness:
	March 31, 2021	December 31, 2020
Term note payable to SVB, maturing on April 1, 2024	$10,000	$10,000
Financed insurance premium	81	320
Small Business Administration Paycheck Protection Program note payable, maturing on April 22, 2022	2,075	2,075
Total debt	12,156	12,395
Less current portion	(3,563)	(2,024)
Less debt discount	(174)	(187)
Less debt issuance costs	(3)	(4)
Total long-term debt, net	$8,416	$10,180
Term Note
On April 22, 2020, the Company amended its term note (the “Term Note”) with Silicon Valley Bank (“SVB”), which allowed the Company to borrow an additional $1,000 at closing, extended the interest-only period through April 30, 2021, and modified the interest rate to be the greater of the bank’s prime rate plus 4.50%, or 7.50%. The amendment also included a provision to further extend the interest-only period through October 31, 2021 and allow the Company to borrow an additional $2,000 if it achieved a specified gross profit milestone for the year ended December 31, 2020. On September 22, 2020, the Company further amended the Term Note to change the repayment term from 36 consecutive equal monthly payments of principal to 30 consecutive equal monthly payments of principal beginning on November 1, 2021 and modified the interest rate to the greater of the bank’s prime rate plus 3.50%, or 6.50%. The Company achieved its gross profit milestone and borrowed $2,000 in December 2020. The Term Note had an aggregate principal balance of $10,000 as of March 31, 2021 and December 31, 2020. The Term Note matures on April 1, 2024 and is cross defaulted with the financial covenants in the original loan and security agreement (“Orignal LSA”) and the related restated loan and security agreement (the “A&R LSA”). On May 25, 2021, the Company further amended its LSA to, among other things, provide for an additional $5,000 advance under the Term Note.
Paycheck Protection Program Loan
In April 2020, the Company received proceeds from Small Business Administration Paycheck Protection Program (“PPP”) in the amount of $2,075, with SVB as lender for the loan (the “PPP Loan”), under the Federal Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).
Under the terms of the PPP Loan, interest accrues on the outstanding principal at a rate of 1.0% per annum. The term of the PPP Loan is two years, unless payment is required in connection with an event of default under the PPP Loan. To the extent the PPP Loan amount is not forgiven under the PPP, the Company is obligated to make equal monthly payments of principal and interest for eight months beginning September 22, 2021 until the maturity date of April 22, 2022.
The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. Under the PPP, the Company applied for forgiveness for all of the PPP Loan. However, the Small Business Administration has not made a decision related to the Company’s application for forgiveness.
As of March 31, 2021, future aggregate maturities of notes payable were the following:
Years Ending December 31,
Remainder of 2021	$1,785
2022	5,038
2023	4,000
2024	1,333
Total	$12,156
Line of Credit
As of March 31, 2021, the Company’s amended and restated agreement with SVB consists of a borrowing capacity of $12,500 and was scheduled to mature on April 22, 2022. As of March 31, 2021, the line of credit (the “SVB Revolver”) bears interest at an annual rate equal to (i) the greater of the bank’s prime rate plus 0.75% or 5.50% when the streamline period is in effect and (ii) the greater of the bank’s prime rate plus 1.25% or 6.00% at all other times. Each streamline period commences the first day of the month following a written report of the Company's liquidity and ends the first day after the Company fails to maintain a required cash and cash availability streamline threshold, provided no event of default has occurred and is continuing. If an event of default has occurred and is continuing, SVB may maintain the Company's streamline status at its discretion. The required cash and cash availability streamline threshold was $7,000 as of March 31, 2021 and December 31, 2020, and the Company was within a streamline period as of both March 31, 2021 and December 31, 2020. Draws against the line of credit were $12,500 and $9,700 as of March 31, 2021 and December 31, 2020, respectively. The Company was not in compliance with its financial covenant as of December 31, 2020. The Company was in compliance with its financial covenant as of March 31, 2021. On March 10, 2021, the Company amended its loan and service agreement (“LSA”) to waive the existing default and waive any rights and remedies against the Company with respect to the existing default for the 12 months ended December 31, 2020. The amendment also set forth three new financial covenants, including a requirement to maintain cash and cash availability of at least $6,000 as of the last day of each month beginning on March 31, 2021, a requirement to complete a qualifying liquidity event with aggregate new net proceeds of at least $50,000 in cash on or before May 31, 2021 (“Liquidity Event”), and a requirement to agree to terms with SVB on a 2021 EBITDA covenant no later than July 15, 2021. On May 14, 2021 the Company further amended its LSA to, among other things, reduce the minimum cash and cash availability threshold, change the timing of the required Liquidity Event from May 31, 2021 to July 31, 2021, and change the date to agree to terms with SVB on a 2021 EBITDA covenant from July 15, 2021 to August 15, 2021. On May 25, 2021, the Company further amended its LSA to, among other things, provide for an additional $5,000 advance under the Term Note, increase the SVB Revolver borrowing capacity from $12,500 to $17,500, extend the SVB Revolver maturity date from April 22, 2022 to April 22, 2024, and increase the required cash and cash availability streamline threshold from $7,000 to $8,000.
5. Related Party Transactions
Convertible Promissory Notes
During 2019, the Company issued $6,500 in convertible promissory notes. The convertible promissory notes bear interest at 5.00% per annum and all outstanding principal and accrued interest is due on the earlier of the two-year anniversary of the initial closing date (August 9, 2021) or upon the closing of a change of control, as defined in the convertible note agreements. If a change of control occurs prior to the two-year anniversary date, and the notes have not already converted, the holders of the convertible promissory notes will receive all outstanding principal and interest plus an amount equal to 100% of the original principal amount. The convertible promissory notes cannot be prepaid without the consent of the majority holders and will automatically convert to preferred stock at 80% of the preferred stock price per share upon a qualified preferred stock equity financing round of at least $15,000, excluding the conversion value of the notes. If the Company sells preferred stock in an equity financing round of less than $15,000, the holders of the convertible promissory notes may elect to convert their notes to preferred stock at 80% of the preferred stock price per share. The convertible promissory notes are subordinated to the SVB Revolver and the Term Note (See Notes 8 and 9 in the annual consolidated financial statements). The conversion features represent an embedded derivative that is accounted for at fair value at the reporting date. The fair value of the embedded derivative was determined to be immaterial. As of March 31, 2021 and December 31, 2020, the accrued interest on the convertible promissory notes was $527 and $447, respectively, and the unamortized debt issuance costs were $8 and $13, respectively.
6. Commitments and Contingencies
Underwriting Agreements
Certain of the underwriters of the Business Combination, as described in Note 1, are entitled to deferred fees of $7,150. The deferred fees will become payable to the underwriters solely in the event that the Company completes the Business Combination, subject to the terms of the underwriting agreement. The underwriters did not receive any upfront underwriting discount or commissions, but will receive deferred underwriting commissions in the event that the Company completes the Business Combination.
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.
Operating Leases
The Company leases office space and certain equipment under non-cancelable operating leases. As of March 31, 2021, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:
Years Ending December 31:	Amount
Remainder of 2021	$1,097
2022	1,541
2023	1,587
2024	954
Total	$5,179

Rental expense under operating leases was approximately $371 and $213 for the three months ended March 31, 2021 and March 31, 2020, respectively.
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless, and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company intends to enter into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is immaterial.
7. Redeemable Convertible Preferred Stock
As of March 31, 2021 and December 31, 2020, the Company is authorized to issue 30,537,358 shares of redeemable convertible preferred stock issued in various individual series. Share information, liquidation preference, and conversion rates by each series of convertible preferred stock class as of March 31, 2021 and December 31, 2020 were as follows (in thousands, except share and per share amounts):
	Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	$0.7615	13,173,360	12,740,004	$9,702
Series A-1	$1.4452	9,856,925	9,856,925	14,245
Series B	$3.1546	6,022,956	6,022,954	19,000
Series B-1	$2.5237	1,484,117	1,484,117	3,745
		30,537,358	30,104,000	$46,692
Liquidation
In the event of any liquidation event, either voluntarily or involuntary, the holders of the convertible preferred stock shall be entitled to receive, out of the assets of the Company, the applicable liquidation preference specified for each series of preferred stock then held by them before any payment shall be made or any assets distributed to the holders of common stock. Liquidation preference is $0.7615 for Series A, $1.4452 for Series A-1, $3.1546 for Series B and $2.5237 for Series B-1, each adjusted for any stock splits, combinations, and reorganizations, plus all declared and unpaid dividends on each such share.
If upon the liquidation event, the assets distributed among the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the holders of shares of the Series Preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to their respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid the full preferential amount.
After the payment to the holders of the convertible preferred stock of the full preferential amount specified above, any remaining assets of the Company shall be distributed pro rata among the holders of the Common Stock.
Optional Conversion
Each share of convertible preferred stock is convertible at each stockholder’s option, at any time after the date of issuance of such share, into common stock as determined by dividing the original issue price for each series by the applicable conversion price for such series in effect at the date of conversion. The conversion ratio shall be subject to appropriate adjustments for anti-dilution provisions, including stock splits, stock dividends, subdivisions, combinations, recapitalization events or similar events.
Automatic Conversion
Each share of preferred stock is convertible into common stock at initial conversion rates as shown in the previous table, subject to adjustments based on certain antidilution provisions, including stock splits, stock dividends, subdivision, combinations, recapitalization or similar events, as provided by the Company’s certificate of incorporation. Further, all shares of preferred stock automatically convert into common stock upon the vote or written consent of the holders of a majority of the shares of preferred stock (including holders of at least 59% of the shares of Series B and B-1 preferred stock, voting together as a single class) or upon the closing of a firm-commitment underwritten public offering of the Company’s common stock with gross aggregate proceeds to the Company of at least $30,000,000 and $4.3356 per share of common stock.
Dividends
The holders of shares of Series A, Series A-1, Series B, and Series B-1 convertible preferred stock shall be entitled to receive dividends of $0.7615, $1.4452, $3.1546, and $2.5237, respectively, per annum on each share of Series A, Series A-1, Series B, and Series B-1 convertible preferred stock. The dividends are payable in cash, out of the assets at the time legally available thereof, when, as and if declared by the Board of Directors, on an equal basis according to the number of shares of convertible preferred stock held by such holders, prior and in preference to the common stock and shall be non-cumulative.
Down Round Anti-dilution Protection
The Company’s certificate of incorporation provides that if the Company sells common stock at a price that is lower than any of the current conversion prices of the convertible preferred stock, then the conversion price will be reduced to a price based upon a broad-based weighted average formula in the Company’s certificate of incorporation. This feature is frequently referred to as “down-round protection.” The Company has determined that this embedded conversion option is more akin to equity and has not recorded a liability for the instrument as of March 31, 2021 and December 31, 2020.
Redemption
Under certain circumstances, subsequent to the occurrence of a deemed liquidation event as defined in the Company’s certificate of incorporation, a majority of the holders of the then outstanding convertible preferred stock can require the Company to redeem their shares at a price per share equal to the liquidation amount, to the extent that sufficient funds are available.
Voting
The holders of the Company’s convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted. The Series A and Series A-1 preferred stockholders, voting as a single class (on an as-converted basis), may elect one member of the Board of Directors. The Series B and Series B-1 preferred stockholders, voting as a single class (on an as-converted basis), may elect one member of the Board of Directors. The stockholders of a majority of the common stock, voting separately as a class, may elect two members of the Board of Directors. Any remaining directors, of which there were one and three as of December 31, 2020 and March 31, 2021, respectively, are elected by the holders of the common stock and any other class or series of voting stock, as a single class.
Stockholder Rights
The holders of the Company’s convertible preferred stock have protective provisions that require preferred stockholders representing a majority of the outstanding convertible preferred stock, voting as a single class (on an as-converted basis), to consent to specific actions including the following: changes in the corporation’s certificate of incorporation or bylaws that would affect, alter or change the preference or rights of the preferred stock, changes in the authorized number of shares, declaration or payment of dividends, repurchase of shares, changes in the size of the Board of Directors, creation of a new class or series of stock, or taking any action that would cause a liquidation event.

Classification of Convertible Preferred Stock
The redemption provisions of the Series A, Series A-1, Series B, and Series B-1 convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Also, in the event of a deemed liquidation event, the liquidation preference of the Series A, Series A-1, Series B, and Series B-1 convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Company’s convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the condensed consolidated balance sheets.
8. Stock Options and Common Stock Warrants
Stock Options
The Company’s 2014 equity incentive plan, adopted by the Board of Directors on June 30, 2014 (the “Plan”), provides for the grants of equity awards, including incentive stock options, non-statutory stock options, and restricted stock unit awards. As of March 31, 2021 there were 749,006 shares available for grant under the Plan.
The following table sets forth the outstanding common stock options and related activity for the three months ended March 31, 2021:
	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Terms (years)	Aggregate Intrinsic Values
Balance as of December 31, 2020	4,981,916	$0.92	7.29	$54,135
Granted	846,209	14.63
Exercised	(178,956)	1.37		2,729
Canceled	(204,209)	1.62
Expired	—	—
Balance as of March 31, 2021	5,444,960	$3.01	7.37	$75,321
Options vested and exercisable as of March 31, 2021	3,226,041	$0.73	6.19	$51,963
Stock-based compensation for the three months ended March 31, 2021 and March 31, 2020 was as follows (in thousands):
	March 31, 2021	March 31, 2020
General and administrative	$398	$49
Sales and marketing	194	69
Research and development	236	63
Total stock-based compensation	$828	$181
As of March 31, 2021, the Company had $9,236 of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 3.35 years.
9. Income Taxes
In order to determine the quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, which is based on expected annual income and statutory tax rates in the various jurisdictions in which the Company operates. To the extent that application of the estimated annual effective tax rate is not representative of the quarterly portion of actual tax expense expected to be recorded for the year, the Company determines the quarterly provision for income taxes based on actual year-to-date income. Certain significant or unusual items are separately recognized in the quarter during which they occur and can be a source of variability in the effective tax rates from quarter to quarter.
Income tax expense for the three months ended March 31, 2021 and March 31, 2020 was $5 and $0, or approximately (0.1)% and 0.0% of pre-tax income, respectively.

Significant judgment is required in determining the Company’s provision for income taxes, recording valuation allowances against deferred tax assets, and evaluating the Company’s uncertain tax positions. In evaluating the ability to realize its deferred tax assets, in full or in part, the Company considers all available positive and negative evidence, including past operating results, forecasted future earnings, and prudent and feasible tax planning strategies. Due to historical net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, the Company has maintained a domestic valuation allowance against the deferred tax assets that remain after being offset by domestic deferred tax liabilities.
The Company files U.S. and state income tax returns in jurisdictions with various statutes of limitations. The Company’s federal and state tax returns are not currently under examination.
10. Net Loss Attributable to Common Stockholders
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the three months ended (in thousands, except share and per share amounts):
	March 31, 2021	March 31, 2020
Numerator:
Net loss attributable to common stockholders	$(7,857)	$(2,128)
Denominator:
Weighted-average common shares used in computed net loss per share attributable to common stockholders basic and diluted	10,828,882	10,613,286
Net loss per share attributable to common stockholders basic and diluted	$(0.73)	$(0.20)
The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share attributable to common stockholders due to their anti-dilutive effect for the three months ended:
	March 31, 2021	March 31, 2020
Convertible notes	2,784,345	2,655,565
Preferred stock	30,104,000	30,104,000
Common stock warrants	459,100	218,389
Preferred stock warrants	433,356	433,356
Total	33,780,801	33,411,310
11. Subsequent Events
For its unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021, the Company evaluated subsequent events through May 28, 2021, the date the unaudited interim condensed consolidated financial statements were available for issuance, and has determined that there are no subsequent events that require additional disclosure in the unaudited interim condensed consolidated financial statements except as disclosed throughout the Notes to the unaudited interim condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Owlet Baby Care Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Owlet Baby Care Inc. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, since inception, the Company has experienced recurring losses from operations and generated negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 30, 2021
We have served as the Company's auditor since 2020.

Owlet Baby Care Inc.
Consolidated Balance Sheets
(In thousands, except share
and per share amounts)
Assets	As of December 31, 2020	As of December 31, 2019
Current assets:
Cash and cash equivalents	$17,009	$11,736
Accounts receivable, net of allowance for doubtful accounts of $201 and $93	10,525	7,765
Inventory	7,912	4,861
Prepaid expenses and other current assets	2,168	1,247
Total current assets	37,614	25,609
Property and equipment, net	1,718	1,854
Intangible assets, net	605	624
Other assets	181	113
Total assets	$40,118	$28,200
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$16,379	$8,111
Accrued and other expenses	10,592	7,332
Deferred revenues	1,643	737
Line of credit	9,700	8,647
Current portion of related party convertible notes payable	6,934	0
Current portion of long-term debt	2,024	104
Total current liabilities	47,272	24,931
Deferred rent, net of current portion	322	329
Long-term deferred revenues, net of current portion	159	108
Long-term debt, net	10,180	6,915
Related party convertible notes payable, net of current portion	0	6,590
Preferred stock warrant liability	2,993	1,041
Other long-term liabilities	13	0
Total liabilities	60,939	39,914
Commitments and contingencies (Note 11)
Redeemable convertible Series A and Series A-1 preferred stock, $0.0001 par value, 23,030,285 shares authorized; 22,596,929 shares issued and outstanding (liquidation preference of $9,702 and $14,245 for Series A and Series A-1, respectively)	23,652	23,652
Redeemable convertible Series B and Series B-1 preferred stock, $0.0001 par value, 7,507,073 shares authorized; 7,507,071 shares issued and outstanding (liquidation preference of $19,000 and $3,745 for Series B and Series B-1, respectively)	23,536	23,536
Stockholders' deficit:
Common stock, $0.0001 par value, 52,000,000 shares authorized; 10,772,774 and 10,569,235 shares issued and outstanding, respectively	1	1
Additional paid-in capital	3,708	2,294
Accumulated deficit	(71,718)	(61,197)
Total stockholders' deficit	(68,009)	(58,902)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$40,118	$28,200
See accompanying notes to consolidated financial statements

Owlet Baby Care Inc.
Consolidated Statements of Operations
(In thousands, except share and per share amounts)
	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues	$75,403	$49,801
Cost of revenues	39,526	26,897
Gross profit	35,877	22,904
Operating expenses:
General and administrative	13,140	14,020
Sales and marketing	19,263	15,323
Research and development	10,465	10,611
Total operating expenses	42,868	39,954
Operating loss	(6,991)	(17,050)
Other income (expense):
Interest expense	(1,420)	(973)
Interest income	38	279
Preferred stock mark to market adjustment	(1,952)	(251)
Other income (expense), net	(176)	144
Total other expense, net	(3,510)	(801)
Loss before income tax provision	(10,501)	(17,851)
Income tax provision	(20)	—
Net loss	$(10,521)	$(17,851)
Net loss per share attributable to common stockholders, basic and diluted	$(0.98)	$(1.76)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,693,984	10,132,242
See accompanying notes to consolidated financial statements

Owlet Baby Care Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except for share amounts)
	Preferred Stock Series A		Preferred Stock Series A-1		Preferred Stock Series B		Preferred Stock Series B-1		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,353,848	$1	$544	$(42,574)	$(42,029)
Adoption of Topic 606 (Note 1)	—	—	—	—	—	—	—	—	—	—	—	52	52
Issuance of common stock warrants in connection with debt amendment and new debt issuance	—	—	—	—	—	—	—	—	—	—	75	—	75
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	536,411	—	197	—	197
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	—	—	312,971	—	59	—	59
Settlement of stockholder notes receivable with common stock returned to the Company	—	—	—	—	—	—	—	—	(633,995)	—	824	(824)	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	595	—	595
Net loss	—	—	—	—	—	—	—	—	—	—	—	(17,851)	(17,851)
Balance as of December 31, 2019	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,569,235	$1	$2,294	$(61,197)	$(58,902)
Issuance of common stock warrants in connection with debt amendment and new debt issuance	—	—	—	—	—	—	—	—	—	—	226	—	226
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	203,539	—	118	—	118
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,070	—	1,070
Net loss	—	—	—	—	—	—	—	—	—	—	—	(10,521)	(10,521)
Balance as of December 31, 2020	12,740,004	$9,569	9,856,925	$14,083	6,022,954	$18,854	1,484,117	$4,682	10,772,774	1	$3,708	$(71,718)	$(68,009)
See accompanying notes to consolidated financial statements

Owlet Baby Care Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:
Net loss	$(10,521)	$(17,851)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	873	544
Amortization of debt issuance costs	38	16
Amortization of debt discount	104	10
Loss on disposal of property and equipment	48	176
Stock-based compensation	1,070	595
Write-down of inventory to net realizable value	417	50
Provision for losses on accounts receivable	201	59
Change in fair value of preferred stock warrant liability	1,952	251
Changes in operating assets and liabilities:
Accounts receivable	(2,962)	(1,854)
Prepaid expenses and other assets	(989)	26
Inventory	(3,468)	(168)
Accounts payable	8,559	(168)
Accrued and other expenses	3,260	1,995
Deferred related party convertible notes payable interest	325	121
Deferred revenues	957	(124)
Deferred rent	7	261
Net cash used in operating activities	(129)	(16,061)
Cash flows from investing activities:
Purchase of property and equipment	(967)	(1,562)
Purchase of intangible assets	(89)	(397)
Net cash used in investing activities	(1,056)	(1,959)
Cash flows from financing activities:
Proceeds from line of credit	12,316	7,857
Payments on line of credit	(11,267)	(4,207)
Proceeds from issuance of long-term debt	3,000	2,000
Proceeds from issuance of related party convertible notes payable	—	6,500
Proceeds from financed insurance premium	637	256
Payments on financed insurance premium	(420)	(154)
Payments of debt issuance costs	—	(51)
Payments on long-term debt	(1)	(2)
Proceeds from Paycheck Protection Program loan	2,075	—
Proceeds from exercise of common stock options	118	197
Proceeds from exercise of common stock warrants	—	59
Net cash provided by financing activities	6,458	12,455
Net change in cash and cash equivalents	5,273	(5,565)
Cash and cash equivalents at beginning of year	11,736	17,301
Cash and cash equivalents at end of year	$17,009	$11,736
Supplemental disclosure of cash flow information:
Cash paid for interest	$462	$818
Cash paid for income taxes	$14	$0
Supplemental disclosure of non-cash investing activities:
Unpaid purchases of property and equipment	$21	$314
Supplemental disclosure of non-cash financing activities:
Issuance of common stock warrants in connection with debt amendment and new debt issuance (Note 9)	$226	$75
Settlement of stockholder notes receivable with common stock returned to the Company (Note 14)	—	$824
See accompanying notes to consolidated financial statements

Owlet Baby Care Inc.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
December 31, 2020
1.	Description of Organization and Summary of Significant Accounting Policies
Organization
Owlet Baby Care Inc. (the “Company”) was incorporated on February 24, 2014 as a Delaware corporation. The Company’s ecosystem of digital parenting solutions, including our connected anchor product, the Owlet Smart Sock, is helping to transform modern parenting by providing parents data to track the sleep patterns, oxygen levels, and heart rates of their children. Its solutions are designed to provide actionable insights aimed at improving children’s sleep and parents’ confidence and comfort.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements of the Company and its subsidiary have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation. All dollar amounts in the notes are presented in thousands except for share and per share data or unless otherwise specified. Certain reclassifications were made to the prior year consolidated financial statements to conform to the current year presentation. These reclassifications were made to combine prior year financial statement line items and amounts within the accrued and other expenses, current portion of long-term debt, other income (expense), net line item in the consolidated statements of operations. These reclassifications have no effect on stockholders’ deficit or net loss as previously reported.
Going Concern
Since inception, the Company has experienced recurring losses from operations and generated negative cash flows from operations, which have been funded primarily through raising debt and issuing common and preferred stock. For the years ended December 31, 2020 and December 31, 2019, the Company generated negative cash flows from operations of ($129) and ($16,061) and net losses of ($10,521) and ($17,851), respectively. As of December 31, 2020 and December 31, 2019, the Company had an accumulated deficit of ($71,718) and ($61,197), respectively. The Company will need to finance future operations through generating additional revenues and raising additional debt or equity. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, if at all, or that the Company will generate sufficient future revenues.
In accordance with Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued. The recurring operating losses and negative cash flows from operations since inception, and the fact that management’s plans to obtain additional capital have not yet been completed, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis and accordingly, do not include any adjustments relating to the recoverability and classification of asset carrying amounts, or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.
Impact of COVID-19
The World Health Organization declared a global health emergency in January 2020 and in March 2020, it declared the spread of COVID-19 a global pandemic. The COVID-19 pandemic developed rapidly in 2020 and there was worldwide impact. The impact of COVID-19 included changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, and created significant volatility in the global economy that led to reduced economic activity.
As a result of the spread of the COVID-19 pandemic, economic uncertainties have arisen which have impacted and may continue to impact certain aspects of the Company’s operations and performance. The

Company is not aware of any specific events or circumstances that would require an update to estimates, judgements, the measurement of assets or liabilities, or the recognition of gains or losses. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s cash flow, business, financial condition, results of operations and prospects will depend on future developments that are uncertain. Accordingly, actual results could materially differ from those estimates given the uncertainty from COVID-19.
As a result of the COVID-19 pandemic, management temporarily limited access to the Company’s headquarters and encouraged its employees and contractors to work remotely, where possible, in accordance with local public health recommendations, each of which represented a significant change in how the Company operated its business. In light of the pandemic, management expects to continue to take actions as may be required or recommended by government authorities or as management determines is in the best interest of the Company’s employees.
The Company experienced relatively minor impacts on its inventory availability and delivery capacity since the outbreak, neither of which materially impacted its ability to service its customers. The Company continues to work with its existing manufacturing, logistics and other supply chain partners to build key processes to ensure that its ability to service its customers is not significantly disrupted. Ongoing actions to bolster key aspects of the supply chain to support the Company’s continued growth include geographically diversifying manufacturing operations to ensure adequate manufacturing capacity and to shorten transit times, implementing alternative order fulfillment options to reduce warehousing costs, developing contingency plans for unexpected third-party manufacturing disruptions, and increasing headcount dedicated to managing and optimizing supply chain processes.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include those related to revenue recognition (including sales incentives, product returns and implied post contract support and service), allowances for doubtful accounts, write-downs for obsolete or slow-moving inventory, useful lives for property and equipment, impairment assessments for long-lived tangible and intangible assets, warranty obligations, valuation allowances for net deferred income tax assets, and valuation of warrants and stock-based compensation.
Concentrations of Risk
The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2020, the Company had approximately $16,954 of cash that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
In the normal course of business, the Company provides credit terms to some of its customers and generally requires no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. The Company’s major customers are as follows:
	Percentage of Revenue in 2020	Percentage of Accounts Receivable as of December 31, 2020
Company B	24%	26%
Company A	18%	27%
Company C	9%	13%
	Percentage of Revenue in 2019	Percentage of Accounts Receivable as of December 31, 2019
Company A	21%	45%
Company B	16%	0%
Company C	12%	24%

The Company’s top three customers accounted for 51% and 49% of revenues for the years ended December 31, 2020 and December 31, 2019, respectively, and 66% and 69% of accounts receivable as of December 31, 2020 and December 31, 2019, respectively. The Company continuously monitors customer payments and maintains an allowance for doubtful accounts based on its assessment of various factors including historical experience, age of the receivable balances, and other current economic conditions or other factors that may affect customers’ ability to pay.
The Company’s products are manufactured, assembled, and tested by third-party contractors located primarily in Asia. The Company does not have long-term agreements with these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of the Company’s products which could have a material adverse effect on its business, financial condition, and results of operations. The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In the event of a significant disruption to one or more of the third parties’ abilities to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its products to its customers on time.
Certain core products of the Company require hosting services which are provided by U.S. based third-party hosting service providers. We have experienced, and may experience in the future, outages and other performance disruptions in the operations of one or more of these third-party providers. These outages and other performance disruptions have impacted, and in the future may impact, the functionality of the Company’s products and lead to adverse effects on the Company's business, financial condition, and results of operations.
Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents consist of money market funds and commercial paper.
Segment Information
The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources, making operating decisions, and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found in these consolidated financial statements.
Revenue by geographic area is based on the delivery address of the customer and is summarized as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2019
United States	$71,128	$47,194
International	4,275	2,607
Total revenues	$75,403	$49,801
Other than the United States, no individual country exceeded 10% of total revenues for the years ended December 31, 2020 and December 31, 2019.
The Company’s long-lived assets are composed of property and equipment, net, and are summarized by geographic area as follows:
	As of December 31, 2020	As of December 31, 2019
United States	$528	$678
Thailand	1,104	1,060
Other international	86	116
Total property and equipment, net	$1,718	$1,854

Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
The Company utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities,
•
Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument,

•
Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short period of time to maturity or repayment. The Company has concluded that the preferred stock warrants issued meet the definition of a liability under ASC 480, Distinguishing Liabilities from Equity, and has classified the liability as a Level 3 fair value measurement.
	December 31, 2020
	Level 1	Level 2	Level 3	Balance
Assets:
Money market funds	$16,954	$—	$—	$16,954
Total assets	$16,954	$—	$—	$16,954
Liabilities:
Preferred stock warrant liability	$—	$—	$2,993	$2,993
Total liabilities	$—	$—	$2,993	$2,993
	December 31, 2019
	Level 1	Level 2	Level 3	Balance
Assets:
Money market funds	$11,651	$—	$—	$11,651
Total assets	$11,651	$—	$—	$11,651
Liabilities:
Preferred stock warrant liability	$—	$—	$1,041	$1,041
Total liabilities	$—	$—	$1,041	$1,041
Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company has re-measured the preferred stock warrant liability to estimated fair value as of December 31, 2020 and December 31, 2019, using the Black-Scholes option pricing model with the following assumptions:
	As of December 31, 2020	As of December 31, 2019
Series A preferred stock value	$7.47	$2.89
Exercise price of warrants	$0.76	$0.76
Term in years	5.75	6.75
Risk-free interest rate	2.97%	3.00%
Volatility	67.00%	58.00%
Dividend yield	0.00%	0.00%
The following table presents a reconciliation of the Company’s preferred stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2020 and December 31, 2019:
Preferred Stock Warrant Liability
Balance as of January 1, 2019	$790
Change in fair value upon re-measurement	251
Balance as of December 31, 2019	$1,041
Change in fair value upon re-measurement	1,952
Balance as of December 31, 2020	$2,993
The Company presented the fair value measurement as a Level 3 measurement, relying on unobservable inputs reflecting the Company’s own assumptions. Level 3 measurements, which are not based on quoted prices in active markets, introduce a higher degree of subjectivity and may be more sensitive to fluctuations in stock price, volatility rates, and U.S. Treasury Bond rates and could have a material impact on future fair value measurements.
There were no transfers between Level 1 and Level 2 in the period reported. There were no transfers into or out of Level 3 in the periods reported.
Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received by the contractually required due date, which is generally 15-75 days after the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable as of December 31, 2020 and December 31, 2019 was $201 and $93, respectively.
Inventory
Inventory includes material and third-party assembly costs, not in excess of estimated net realizable value. Inventory is recorded at the lower of cost or net realizable value, with cost being determined using the weighted-average cost method. The Company periodically reviews inventory for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Once inventory is written down, a new accounting cost basis is established and, accordingly, any associated reserve is not released until the inventory is sold or scrapped. Management established a reserve for obsolete inventory of $417 and $50 as of December 31, 2020 and December 31, 2019, respectively.

Capitalized Transaction Costs
Capitalized transactions costs consist of direct incremental legal, accounting and consulting, and other fees related to the preparation S-4 registration statement. These costs are initially deferred and will be offset against the proceeds of the offering as a reduction of additional paid in capital upon consummation of the merger disclosed in Note 18. For the years ended December 31, 2020 and December 31, 2019, capitalized transaction costs were $522 and $0, respectively.
Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:
Furniture and fixtures	3-7 years
Leasehold improvements	2-5 years
Software	2-3 years
Tooling and manufacturing equipment	3 years
Computer equipment	2 years
Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the consolidated statements of operations.
Intangible Assets
Intangible assets, which consist of patents, trademarks, and Dream Lab film production costs are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. Management does not consider any of the Company’s intangible assets to be impaired as of December 31, 2020 and December 31, 2019. Patents and trademarks are amortized over ten years using the straight-line method. Film production costs are amortized over three years using the individual-film-forecast-computation method.
Software Development
The Company’s software development costs for applications to be provided to its customers as part of the integrated hardware and application experience are expensed as incurred until the preliminary project stage has been completed and application development begins. The Company discontinues capitalization upon entering the post-implementation stage and expenses ongoing maintenance and support costs. There were no material qualifying costs incurred during the application development stage in the years presented. As a result, software development costs have been expensed as incurred.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, consisting primarily of property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. There were no impairments of the Company’s long-lived assets during the years ended December 31, 2020 and December 31, 2019.
Debt Issuance Costs
Costs incurred in connection with obtaining financing are capitalized and reported as a direct reduction from the carrying amount of the related debt liability. These costs are amortized to interest expense over the term of the debt using the effective interest method.
Preferred Stock Warrant Liability
The Company classifies warrants to purchase shares of its redeemable convertible preferred stock as a liability on its consolidated balance sheets as each warrant is a free-standing instrument that may require the Company to transfer consideration upon exercise. Each warrant is initially recorded at fair value upon issuance, net of issuance costs, using the Black-Scholes option pricing model, and is re-measured to fair value at each subsequent balance sheet date. Changes in fair value of warrants are recognized as a component of preferred stock mark to market adjustment in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.
Leases
The Company leases its office space and certain equipment under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.
Revenue Recognition
The Company generates substantially all of its revenues from the sale of its hardware products, primarily the Owlet Smart Sock, Owlet Cam and Owlet Monitor Duo. Substantially all of the Company’s revenues are generated in the United States. There are no other geographical regions that represent 10% or more of revenues. Revenues are recognized when control of goods and services is transferred to customers at the transaction price, an amount that reflects the consideration expected to be received by the Company in exchange for those goods and services. The transaction price is calculated as selling price less the Company’s estimate of variable consideration, including future returns, volume rebates, and sales incentives related to current period sales.
The Company applies the following five step-approach to recognizing revenue:
•	Identify the contract with a customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to performance obligations in the contract
•	Recognize revenue when or as a performance obligation is recognized
Arrangements with Multiple Performance Obligations
The Company enters into contracts that have multiple performance obligations. Product sales include three performance obligations. The first performance obligation is the delivery of hardware and embedded firmware essential to the functionality of the hardware. Embedded firmware allows the hardware to recognize inputs to the hardware and provide appropriate outputs. The second performance obligation is the implied right to connect the downloadable mobile application, provided free of charge, to the hardware, which enables users to view and access real-time data outputs. The third performance obligation is the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes relating to the product’s essential firmware.
The Company allocates the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). The Company’s process for determining its SSP considers multiple factors, including an adjusted market assessment and consumer behaviors, and varies depending on the facts and circumstances of each performance obligation. Revenues allocated to the delivery of the hardware and embedded firmware essential to the functionality of the hardware represent substantially all of the arrangement consideration and reflect the Company’s best estimate of the selling price if it was sold regularly on a stand-alone basis. SSP for the mobile application and upgrade rights are estimated based on relevant market and consumer data.
Revenues are recognized at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. Revenues allocated to the hardware and embedded firmware are recognized at the time of product delivery, provided the other conditions for revenue recognition have been met. This generally occurs upon delivery of the product to a third-party carrier. Revenues allocated to the implied right to access the mobile application and the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes, are recognized on a straight-line basis over the estimated usage period of the underlying hardware product. The usage period is estimated based on historical user activity and ranges from 10 to 27 months.

The Company records revenues net of sales tax and variable consideration such as discounts and customer returns. Payment is typically due within 90 days or less of shipment of product. The Company records estimated reductions to revenue in the form of variable consideration for customer sales programs, returns, and incentive offerings including rebates, markdowns, promotions, and volume-based incentives.
Consideration payable to a customer, such as cooperative advertising and pricing promotions to retailers and distributors, is recorded as a reduction to revenue and an accrued liability unless the Company receives a distinct benefit in exchange for credits claimed and can reasonably estimate the fair value of the distinct benefit received. Deferred revenues represent advance payments received from customers prior to performance by the Company. Sales taxes collected from customers which are remitted to governmental authorities are not included in revenue and are reflected as a liability in the accompanying balance sheets.
Costs of Obtaining Customer Revenue Contracts
Costs to obtain revenue contracts consist primarily of sales commissions and related payroll taxes paid to the Company’s sales force upon the inception of a contract. The Company capitalizes incremental contract acquisition costs and subsequently amortizes them over the expected benefit period unless the expected benefit period is less than 12 months. The Company has elected to apply the practical expedient in Revenue from Contracts with Customers (Topic 606) for contract costs, which are expensed as incurred when the benefit period is less than one year. The Company has not capitalized any incremental contract acquisition costs as these have not been material to date.
Sales Returns, Rebates, Discounts, and Allowances
The Company’s contracts include promises to provide rights of return to customers which range from 15 to 30 days from activation and 15 to 45 days from product purchase as of December 31, 2020 and December 31, 2019, respectively, as well as promises to issue discounts and provide rebates or allowances to certain retail channel customers if specified conditions are met. Revenues are reduced in the accompanying consolidated statements of operations for anticipated sales returns, discounts, and allowances, based on the Company’s analysis of historical sales returns and contractual discounts and allowances. Expected returns, as well as estimated discounts and allowances that have been earned but not yet honored or paid out, are included in accrued and other expenses in the accompanying balance sheets. Actual returns may vary from estimates if the Company experiences a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive pressures.
Cost of Revenues
Cost of revenues consists of product costs, including contract manufacturing, shipping and handling, depreciation of tooling and manufacturing equipment, warranty replacement, fulfillment costs, warehousing, hosting, and write-downs of excess and obsolete inventory.
Product Warranty
The Company offers a limited warranty for product performance, generally one year from the date of device activation as of December 31, 2020 and one year from the date of original purchase as of December 31, 2019. The warranty obligation allows the Company to either repair or replace a defective product. The Company accrues for future expected warranty claims and records the amount to cost of revenues at the time of sale. The estimate of future warranty claims is based on historical warranty claim experience and known conditions. Estimated warranty liabilities are included in accrued and other expenses in the accompanying consolidated balance sheets.
Shipping and Handling
Shipping and handling activities that are performed prior to the customer obtaining control of the goods are accounted for as fulfillment activities rather than a separate promised good or service. Shipping and handling charges billed to customers are included in product revenues and for the years ended December 31, 2020 and December 31, 2019 were $121 and $187, respectively. Shipping and handling costs associated with the distribution of the Company’s product to customers are recorded in cost of revenues when control of the product is transferred to the customer, which is generally when the product is delivered to a third-party carrier. For the years ended December 31, 2020 and December 31, 2019, shipping and handling charges were $1,507 and $1,192, respectively.
Third Party Logistics
Warehousing costs from utilizing Third Party Logistics Providers (3PLs) are recorded in cost of revenues. For the years ended December 31, 2020 and December 31, 2019, expenses related to 3PLs were $788 and $692, respectively.
Research and Development
Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses, prototype materials. Substantially all of the Company’s research and development costs are related to developing new products and services and improving existing products and services. To date, research and development expenses have been expensed as incurred.
Stock-based Compensation
Stock-based compensation related to grants of stock options is measured at fair value on the date of grant. Stock options are measured at fair value based on the Black-Scholes option pricing model. The related expense is recorded in the consolidated statement of operations over the requisite service period, which in no case exceeds the vesting period. The Company accounts for forfeitures as they occur. Determining the grant date fair value of the awards using the Black-Scholes option pricing model requires assumptions and judgments, including but not limited to the following:
•
Expected term — The estimate of the expected term of awards was determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option grant.

•
Expected volatility — Since the Company is a private entity without sufficient historical data on the volatility of its ordinary stock, the expected volatility is based on the volatility of similar entities for a period consistent with the expected term of the award. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, and size.

•
Risk-free interest rate — The risk-free interest rate used to value awards is based on the United States Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

•	Dividend yield — The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.
•
Fair value of underlying common stock — As the Company’s common stock is not publicly traded, the fair value was determined by the Board of Directors with input from management and contemporaneous independent third-party valuations.

Marketing and Advertising
Marketing and advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations. Marketing and advertising expenses were approximately $15,317 and $13,156 for the years ended December 31, 2020 and December 31, 2019.
Income Taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the book and tax basis of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken on its tax returns, and that its accruals for tax liabilities are adequate for all open tax years, which include the tax years ended December 31, 2017, 2018, 2019, and 2020 based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. The Company’s policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes. The Company files income tax returns in the U.S. federal jurisdiction and certain state and local jurisdictions.
Net Loss per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the Company’s convertible preferred stock do not have a contractual obligation to share in the Company’s losses.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For a period in which the Company reports a net loss, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Recently Adopted Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs— Contracts with Customers, (“Topic 340”), which requires the deferral of incremental costs of obtaining a revenue contract with a customer. The Company adopted the requirements of Topic 606 and Topic 340 effective January 1, 2019, utilizing the modified retrospective method of transition. Adoption of Topic 606 and Topic 340 resulted in the Company recognizing a $52 cumulative effect adjustment to its opening accumulated deficit balance as of January 1, 2019. See “Revenue Recognition” within this note for a description of how the Company is applying this guidance.
In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). The guidance expands the scope to include share-based payment transactions for acquiring goods and services from non-employees. The effective date of this Update is for fiscal years beginning after December 15, 2019 and quarters therein with early adoption permitted. The Company elected to adopt the new guidance as of January 1, 2019. Adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which updated guidance modifying certain fair value measurement disclosures. The guidance contains additional disclosures to enable users of the financial statements to better understand the entity’s assumptions used to develop significant unobservable inputs for Level 3 fair value measurements, but also eliminates the requirement for entities to disclose the amount of and reasons for transfers between Level 1 and Level 2 investments within the fair value hierarchy. This guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company elected to adopt the new guidance as of January 1, 2020. Adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets obtained in exchange for lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The effective date of this update is for fiscal years beginning after December 15, 2021 and interim periods therein. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The effective date of this update is for fiscal years beginning after December 15, 2022 and interim periods therein. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40). ASU 2018-15 clarifies the accounting for implementation costs in cloud computing arrangements. The effective date of this update is for fiscal years beginning after December 15, 2020 and interim periods therein. The Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), guidance simplifying the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and amending certain existing guidance for clarity. This guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. The guidance was effective beginning March 12, 2020 and can be applied prospectively through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform—Scope, which clarified the scope and application of the original guidance. The Company will adopt these standards when LIBOR is discontinued and does not expect them to have a significant impact on its consolidated financial statements and related disclosures.
In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by removing major separation models required under current guidance. ASU 2020-06 also removes certain settlement conditions that are required for equity contracts to qualify for derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for annual reporting periods beginning after December 15, 2021, including interim periods. Early adoption is permitted. The Company is currently assessing the impact of adoption of this standard on the Company’s consolidated financial statements and related disclosures.

2.	Inventory
Inventory consisted of the following as of December 31:
	2020	2019
Finished goods	$7,331	$4,749
Raw materials	581	112
Total inventory	$7,912	$4,861
3.	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following as of December 31:
	2020	2019
Capitalized transaction costs	$522	$0
Prepaid insurance	499	182
Point of Purchase (“POP”) displays	376	278
Prepaid hosting	369	0
Prepaid expenses	163	322
Right of return	146	70
Other current assets	93	395
Total prepaid expenses and other current assets	$2,168	$1,247
4.	Property and Equipment, net
Property and equipment consisted of the following as of December 31:
	2020	2019
Tooling and manufacturing equipment	$1,731	$680
Furniture and fixtures	569	662
Computer equipment	214	276
Software	213	182
Leasehold improvements	9	9
Construction in progress	0	633
Total property and equipment	2,736	2,442
Less accumulated depreciation and amortization	(1,018)	(588)
Property and equipment, net	$1,718	$1,854
Depreciation and amortization expense on property and equipment for the years ended December 31, 2020 and December 31, 2019 was $765 and $508, respectively. For the years ended December 31, 2020 and December 31, 2019, the Company allocated $462 and $164 of depreciation and amortization expense related to tooling and manufacturing equipment and software to cost of revenues. Loss on disposal of property and equipment for the years ended December 31, 2020 and December 31, 2019 was $48 and $176, respectively.

5.	Intangible Assets
Intangible assets consisted of the following as of December 31:
	2020
	Gross	Accumulated Amortization	Net
Patents and trademarks	$511	$(119)	$392
Film production costs	278	(65)	213
Total intangible assets	$789	$(184)	$605
	2019
	Gross	Accumulated Amortization	Net
Patents and trademarks	$422	$(75)	$347
Film production costs	278	(1)	277
Total intangible assets	$700	$(76)	$624
Amortization expense resulting from intangible assets was $108 and $36 for the years ended December 31, 2020 and December 31, 2019, respectively. For the years ended December 31, 2020 and December 31, 2019, the Company allocated $64 and $1 of amortization expense related to film production costs to cost of revenues.
The future aggregate amounts of amortization expense to be recognized related to finite-lived intangible assets as of December 31, 2020 is as follows:
Years Ending December 31:	Amount
2021	$145
2022	150
2023	45
2024	42
2025	42
Thereafter	94
Total	$518
6.	Accrued and Other Expenses
Accrued and other expenses consisted of the following as of December 31:
	2020	2019
Accrued and other expenses
Accrued sales returns	2,844	$1,730
Sales tax payable	1,886	1,618
Discounts and allowances	1,747	1,254
Payroll liabilities	1,768	731
Accrued warranty	924	378
Credit card liabilities	263	538
Other accrued expenses	1,160	1,083
Total accrued expenses	$10,592	$7,332

Changes in accrued warranty were as follows for the year ended December 31:
	2020	2019
Accrued warranty, beginning of period	$378	$291
Provision for warranties issued during the period	1,840	1,312
Settlements of warranty claims during the period	(1,294)	(1,225)
Accrued warranty, end of period	$924	$378
7.	Deferred Revenues
Deferred revenues relate to performance obligations for which payments are received from customers prior to the satisfaction of the Company’s obligations to the customers. Deferred revenues primarily consist of amounts allocated to the mobile application, unspecified upgrade rights, and content, and are recognized over the service period of the performance obligations, which range from 10 to 27 months.
Changes in the total deferred revenues balance were as follows as of December 31:
	2020	2019
Beginning balance	$845	$968
Deferral of revenues	3,319	1,553
Recognition of deferred revenues	(2,362)	(1,676)
Ending balance	$1,802	$845
8.	Line of Credit
The Company had an amended and restated loan and security agreement (“the A&R LSA”) with Silicon Valley Bank (“SVB”) as of December 31, 2020, which replaced the loan and security agreement in effect as of December 31, 2019 (the “Original LSA”). Both agreements included a line of credit (the “SVB Revolver”) that provided the Company with a borrowing capacity of $12,500 and $10,000 as of December 31, 2020 and December 31, 2019, respectively. Draws against the SVB Revolver were $9,700 and $8,647 as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, the SVB Revolver bore interest at an annual rate equal to (i) the greater of the bank’s prime rate plus 0.75%, or 5.5% when a streamline period is in effect and (ii) the greater of the bank’s prime rate plus 1.25%, or 6.0% at all other times. As of December 31, 2019, the SVB Revolver bore interest at an annual rate equal to (i) the greater of the bank’s prime rate plus 0.75%, or 5.75% when a streamline period is in effect and (ii) the greater of the bank’s prime rate plus 1.25%, or 6.25% at all other times. Each streamline period commences the first day of the month following a written report of the Company’s liquidity and ends the first day after the Company fails to maintain a required cash and cash availability streamline threshold, provided no event of default has occurred and is continuing. If an event of default has occurred and is continuing, SVB may maintain the Company’s streamline status at its discretion. The required cash and cash availability streamline threshold was $7,000 and $6,000 as of December 31, 2020 and December 31, 2019, respectively, and the Company was within a streamline period as of both December 31, 2020 and December 31, 2019. The actual interest rate on the SVB Revolver was 5.5% and 5.75% as of December 31, 2020 and December 31, 2019, respectively.
The Original LSA and the A&R LSA both required that the Company meet certain financial covenants. Under the Original LSA, in effect as of December 31, 2019 and up to the April 22, 2020 amendment and restatement at which time the A&R LSA became effective, the financial covenants included the satisfaction of both a maximum cumulative trailing 3-month loss threshold (based on a calculation of EBITDA, plus stock-based compensation expense) and a minimum cash and cash availability requirement. The Company was in compliance with these financial covenants as of December 31, 2019. Under the A&R LSA, in effect as of December 31, 2020, the financial covenant required the satisfaction of a maximum year-to-date loss threshold (based on a calculation of EBITDA, plus stock-based compensation expense and loss on extinguishment of debt). The Company was not in compliance with this financial covenant as of December 31, 2020. On March 10, 2021, the Company amended its loan and security agreement (as amended, the “LSA”) to, among other things, waive the existing default for the 12 months ended December 31, 2020 and waive any rights and remedies against the Company with respect to the existing default, which includes the financial covenant noncompliance, consent to the merger (see Note 18), and amendments to other provisions of the loan agreement. The amended LSA also set forth new three financial covenants, including a requirement to maintain cash and cash availability of at least $6,000 as of the last day of each month beginning on March 31, 2021, a requirement to complete a qualifying liquidity event with aggregate new net proceeds of at least $50,000 in cash on or before May 31, 2021, and a requirement to agree to terms with SVB on a 2021 EBITDA covenant no later than July 15, 2021.
The LSA defines the SVB Revolver borrowing base as 80% of eligible accounts receivable plus 75% of eligible inventory, with an inventory cap of $10,000. Borrowings are secured by substantially all of the Company’s current and future assets, and the SVB Revolver is cross collateralized with the Term Note (as defined in Note 9). The SVB Revolver also contains a cash collection requirement whereby customer payments are processed through a cash collection account that is controlled by the lender. The SVB Revolver is subject to renewal and is scheduled to mature on April 22, 2024.
9.	Long-Term Debt
Long-term debt consisted of the following as of December 31:
	2020	2019
Term note payable to SVB with an interest rate equal to the greater of the prime rate plus 3.50%, or 6.50% and the greater of the prime rate plus 1.00%, or 6.00% for the years ended December 31, 2020 and December 31, 2019, respectively (6.75% and 6.00% as of December 31, 2020 and December 31, 2019, respectively), and maturing on April 1, 2024	$10,000	$7,000
Note payable to a company for equipment with an interest rate of 20.57% which matured on March 20, 2020	0	1
Financed insurance premium with an interest rate of 4.09% and 5.1% for the years ended December 31, 2020 and December 31, 2019	320	103
Small Business Administration Paycheck Protection Program note payable with an interest rate of 1% and maturing on April 22, 2022	2,075	0
Total debt	12,395	7,104
Less current portion	(2,024)	(104)
Less debt discount	(187)	(65)
Less debt issuance costs	(4)	(20)
Total long-term debt, net	$10,180	$6,915
Term Note
As of December 31, 2019, the Company had a term note payable to SVB (the “Term Note”) with an aggregate principal balance of $7,000, and an interest rate equal to the greater of the prime rate plus 1.00%, or 6.00%. As of December 31, 2019, the Term Note required interest-only payments through April 30, 2020, followed by 30 equal monthly payments of principal beginning on May 1, 2020. On April 22, 2020, the Company amended its Term Note, which allowed the Company to borrow an additional $1,000 at closing, extended the interest-only period through April 30, 2021, and modified the interest rate to be the greater of the bank’s prime rate plus 4.50%, or 7.50%. The amendment also included a provision to further extend the interest-only period through October 31, 2021 and allow the Company to borrow an additional $2,000 if it achieved a specified gross profit milestone for the year ended December 31, 2020. On September 22, 2020, the Company further amended the Term Note to change the repayment term from 36 consecutive equal monthly payments of principal to 30 consecutive equal monthly payments of principal beginning on November 1, 2021 and modified the interest rate to the greater of the bank’s prime rate plus 3.50%, or 6.50%. The Company achieved its gross profit milestone and borrowed $2,000 in December 2020. The Term Note had an aggregate principal balance of $10,000 as of December 31, 2020. The Term Note matures on April 1, 2024 and is cross defaulted with the financial covenants on the SVB Revolver (described in Note 8).
Paycheck Protection Program Loan
In April 2020, the Company received proceeds from Small Business Administration Paycheck Protection Program (“PPP”) in the amount of $2,075, with SVB as lender for the loan (the “PPP Loan”), under the Federal Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Under the terms of the PPP Loan, interest accrues on the outstanding principal at a rate of 1.0% per annum. The term of the PPP Loan is two years, unless payment is sooner required in connection with an event of default under the PPP Loan. To the extent the PPP Loan amount is not forgiven under the PPP, the Company is obligated to make equal monthly payments of principal and interest, for eight months beginning September 22, 2021, until maturity date of April 22, 2022.
The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. Under the PPP, the Company applied for forgiveness for all of the PPP Loan. However, the Small Business Administration has not made a decision related to the Company’s application for forgiveness.
Future aggregate maturities of notes payable, net of debt discount and issuance costs, were the following:
Years Ending December 31,
2021	2,024
2022	5,038
2023	4,000
2024	1,333
Total	$12,395
The Company recognized $172 as a loss on the extinguishment of debt for the year ended December 31, 2020, which relates to the April 22, 2020 amendments of the SVB Revolver and the Term Note.
During 2020 and 2019, the Company issued warrants for the purchase of common stock in conjunction with the Term Note. The value of the warrants was determined using the Black-Scholes option pricing model and was recorded as a debt discount, being amortized to interest expense over the remaining term of the Term Note. Warrants issued were as follows:
	2020	2019
Warrant value	$226	$75
Number of common stock shares	240,711	86,903
Exercise price	$1.59	$1.59* and 1.30**
Expiration date	April 22, 2030	July 30, 2029
*	16,332 shares at $1.59 exercise price
**	70,571 shares at $1.30 exercise price
10.	Related Party Transactions
Convertible Promissory Notes
During 2019, the Company issued $6,500 in convertible promissory notes. The convertible promissory notes bear interest at 5.00% per annum and all outstanding principal and accrued interest is due on the earlier of the two-year anniversary of the initial closing date (August 9, 2021) or upon the closing of a change of control, as defined in the convertible note agreements. If a change of control occurs prior to the two-year anniversary date, and the notes have not already converted, the holders of the convertible promissory notes will receive all outstanding principal and interest plus an amount equal to 100% of the original principal amount. The convertible promissory notes cannot be prepaid without the consent of the majority holders and will automatically convert to preferred stock at 80% of the preferred stock price per share upon a qualified preferred stock equity financing round of at least $15,000, excluding the conversion value of the notes. If the Company sells preferred stock in an equity financing round of less than $15,000, the holders of the convertible promissory notes may elect to convert their notes to preferred stock at 80% of the preferred stock price per share. The convertible promissory notes are subordinated to the SVB Revolver and the Term Note (See Notes 8 and 9). The conversion features represent an embedded derivative that is accounted for at fair value at the reporting date. The fair value of the embedded derivative was determined to be immaterial. As of December 31, 2020 and December 31, 2019, the accrued interest on the convertible promissory notes was $447 and $121, respectively, and the unamortized debt issuance costs were $13 and $31, respectively.

Purchases with Related Party Supplier
The Company purchased approximately $300 and $91 of POP displays and other miscellaneous items for the years ended December 31, 2020 and December 31, 2019, respectively, from a related party supplier whose CEO is a shareholder of the Company.
11.	Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.
Operating Leases
The Company leases office space and certain equipment under non-cancelable operating leases. As of December 31, 2020, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:
Years Ending December 31:	Amount
2021	1,471
2022	1,541
2023	1,587
2024	954
Total	$5,553
Rental expense under operating leases was approximately $1,221 and $850 for the years ended December 31, 2020 and December 31, 2019, respectively.
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless, and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company intends to enter into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is immaterial.

12.	Redeemable Convertible Preferred Stock
As of December 31, 2020 and December 31, 2019, the Company is authorized to issue 30,537,358 shares of redeemable convertible preferred stock, issued in various individual series. Share information, liquidation preference, and conversion rates by each series of convertible preferred stock class as of December 31, 2020 and December 31, 2019 were as follows (in thousands, except share and per share amounts):
	Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	$0.7615	13,173,360	12,740,004	$9,702
Series A-1	$1.4452	9,856,925	9,856,925	14,245
Series B	$3.1546	6,022,956	6,022,954	19,000
Series B-1	$2.5237	1,484,117	1,484,117	3,745
		30,537,358	30,104,000	$46,692
Liquidation
In the event of any liquidation event, either voluntarily or involuntary, the holders of the convertible preferred stock shall be entitled to receive, out of the assets of the Company, the applicable liquidation preference specified for each series of preferred stock then held by them before any payment shall be made or any assets distributed to the holders of common stock. Liquidation preference is $ $0.7615 for Series A, $1.4452 for Series A-1, $3.1546 for Series B and $2.5237 for Series B-1, each adjusted for any stock splits, combinations, and reorganizations, plus all declared and unpaid dividends on each such share.
If upon the liquidation event, the assets distributed among the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the holders of shares of the Series Preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to their respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid the full preferential amount.
After the payment to the holders of the convertible preferred stock of the full preferential amount specified above, any remaining assets of the Company shall be distributed pro rata among the holders of the Common Stock.
Optional Conversion
Each share of convertible preferred stock is convertible at each stockholder’s option, at any time after the date of issuance of such share, into common stock as determined by dividing the original issue price for each series by the applicable conversion price for such series in effect at the date of conversion. The conversion ratio shall be subject to appropriate adjustments for anti-dilution provisions, including stock splits, stock dividends, subdivisions, combinations, recapitalization events or similar events.
Automatic Conversion
Each share of preferred stock is convertible into common stock at initial conversion rates as shown in the previous table, subject to adjustments based on certain antidilution provisions, including stock splits, stock dividends, subdivision, combinations, recapitalization or similar events, as provided by the Company’s certificate of incorporation. Further, all shares of preferred stock automatically convert into common stock upon the vote or written consent of the holders of a majority of the shares of preferred stock (including holders of at least 59% of the shares of Series B and B-1 preferred stock, voting together as a single class) or upon the closing of a firm-commitment underwritten public offering of the Company’s common stock with gross aggregate proceeds to the Company of at least $30,000,000 and $4.3356 per share of common stock.
Dividends
The holders of shares of Series A, Series A-1, Series B, and Series B-1 convertible preferred stock shall be entitled to receive dividends of $0.7615, $1.4452, $3.1546, and $2.5237, respectively, per annum on each share of Series A, Series A-1, Series B, and Series B-1 convertible preferred stock. The dividends are payable in cash, out of the assets at the time legally available thereof, when, as and if declared by the Board of Directors, on an equal basis according to the number of shares of convertible preferred stock held by such holders, prior and in preference to the common stock and shall be non-cumulative.
Down Round Anti-dilution Protection
The Company’s certificate of incorporation provides that if the Company sells common stock at a price that is lower than any of current conversion prices of the convertible preferred stock, then the conversion price will be reduced to a price based upon a broad-based weighted average formula in the Company’s certificate of incorporation. This feature is frequently referred to as “down-round protection.” The Company has determined that this embedded conversion option is more akin to equity and has not recorded a liability for the instrument as of December 31, 2020 and December 31, 2019.
Redemption
Under certain circumstances, subsequent to the occurrence of a deemed liquidation event as defined in the Company’s certificate of incorporation, a majority of the holders of the then outstanding convertible preferred stock can require the Company to redeem their shares at a price per share equal to the liquidation amount, to the extent that sufficient funds are available.
Voting
The holders of the Company’s convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted. The Series A and Series A-1 preferred stockholders, voting as a single class (on an as-converted basis), may elect one member of the Board of Directors. The Series B and Series B-1 preferred stockholders, voting as a single class (on an as-converted basis), may elect one member of the Board of Directors. The stockholders of a majority of the common stock, voting separately as a class, may elect two members of the Board of Directors. Any remaining directors, of which there was one as of December 31, 2020 and December 31, 2019, are elected by the holders of the common stock and any other class or series of voting stock, as a single class.
Stockholder Rights
The holders of the Company’s convertible preferred stock have protective provisions that require preferred stockholders representing a majority of the outstanding convertible preferred stock, voting as a single class (on an as-converted basis), to consent to specific actions including the following: changes in the corporation’s certificate of incorporation or bylaws that would affect, alter or change the preference or rights of the preferred stock, changes in the authorized number of shares, declaration or payment of dividends, repurchase of shares, changes in the size of the Board of Directors, creation of a new class or series of stock, or taking any action that would cause a liquidation event.
Classification of Convertible Preferred Stock
The redemption provisions of the Series A, Series A-1, Series B, and Series B-1 convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Also, in the event of a deemed liquidation event, the liquidation preference of the Series A, Series A-1, Series B, and Series B-1 convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Company’s convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.
13.	Stock Options and Common Stock Warrants
Stock Options
The Company’s 2014 equity incentive plan, adopted by the Board of Directors on June 30, 2014 (the “Plan”), provides for the grants of equity awards, including incentive stock options, non-statutory stock options, and restricted stock unit awards. Under the terms of the Plan, 7,910,651 common shares are authorized for grants to employees, directors and consultants as of December 31, 2020. The Board of Directors determines the terms of each grant. Generally, the stock options have a 10-year contractual life and a vesting period of 4 years, with 1/4th of the options vesting after the first year of service and 1/48th vesting monthly thereafter. The exercise price of an option will be not less than 100% of the fair market value of the shares on the date of grant. The compensation cost is measured using the fair value method. Forfeitures are recognized when they occur, and options are valued as a single award and measured and recorded using the straight-line attribution method over the requisite service period. There were 1,391,006 shares available for grant under the Plan as of December 31, 2020. Shares issued as a result of stock option exercises are issued as new shares outstanding by the Company or as previously reacquired shares. The shares issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise. In the following annual period, no shares are expected to be repurchased as historically the repurchase of shares has been minimal and has not occurred since 2018.
Stock-based compensation for the years ended December 31, 2020 and December 31, 2019 was as follows:
	2020	2019
General and administrative	$206	$172
Sales and marketing	445	111
Research and development	419	312
Total stock-based compensation	$1,070	$595
As of December 31, 2020, the Company had $3,239 of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 3.13 years.
The following table sets forth the outstanding common stock options and related activity for the year ended December 31, 2020:
	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Terms (years)	Aggregate Intrinsic Values
Balance as of December 31, 2019	4,822,097	$0.78	7.73	$5,183
Granted	1,848,264	1.69		—
Exercised	(203,539)	0.58		740
Canceled	(1,480,219)	1.46		—
Expired	(4,687)	1.30
Balance as of December 31, 2020	4,981,916	$0.92	7.29	$54,135
Options vested and exercisable as of December 31, 2020	3,250,628	$0.61	6.47	$36,326
The aggregate intrinsic value for balances as of December 31, 2020 was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2020 of $11.78 per share. The weighted average grant date fair value of stock options granted in 2020 and 2019 was $2.10 per share and $0.98, respectively. The grant date fair value of awards vested in 2020 and 2019 was $842 and $729, respectively. The intrinsic value of options exercised in 2020 and 2019 was $740 and $690, respectively.
The fair value of each stock option award granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended December 31:
	2020	2019
Risk-free interest rate	0.46% - 0.51%	1.57% - 2.53%
Expected volatility	63.38% - 64.04%	54.29% - 55.03%
Expected dividend yield	0.00%	0.00%
Expected term of options (in years)	6.00	5.00 - 6.25
Expected option terms and volatilities were calculated based on historical share prices of comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the United States Treasury. The Company has no plans to declare dividends in the foreseeable future.
Upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options, the Company derives a tax deduction measured by the excess of the market value over the option price at the date of exercise or disqualifying disposition. The portion of the benefit from the deduction which equals the estimated fair value of the options (previously recognized as compensation expense) is recorded as a credit to the deferred tax asset for non-qualified stock options and is recorded as a credit to current tax expense for any disqualified dispositions of incentive stock options. For disqualifying dispositions, when the amount of the tax deduction is less than the cumulative amount of compensation expense recognized for the award, the amount credited to current tax expense is limited to the tax benefit associated with the tax deduction. All of the tax benefits received upon option exercise for the tax deduction in excess of the estimated fair value of the options are reflected as a component of income tax expense.
In conjunction with a loan agreement and subsequent amendments, the Company issued common stock warrants. As of December 31, 2020 and December 31, 2019, 459,100 and 218,389, respectively, of common stock warrants were outstanding. The common stock warrants are classified as stockholders’ equity and the fair value was recorded to additional paid-in-capital on the Company’s consolidated balance sheets.
The Company utilized the Black-Scholes options pricing model and the assumptions in the following table to determine the fair value on the date of grant of the warrants issued:
	2020	2019
Expected term (in years)	9.67 - 10.00	9.67 - 10.00
Risk-free interest rate	0.63% - 3.14%	2.06% - 3.14%
Expected volatility	50.00% - 55.00%	50.00% - 55.00%
Expected dividend yield	0.00%	0.00%
Exercise price	$1.30 - $1.59	$1.30 - $1.59
Stock price	$1.30 - $1.59	$1.30 - $1.59

Warrants to Purchase	Year of Expiration	Number of Shares	Exercise Price
Common stock, issued in conjunction with long-term debt in 2017	2027	84,236	$0.59
Common stock, issued in conjunction with long-term debt in 2018	2028	47,250	$1.30
Common stock, issued in conjunction with long-term debt in 2019	2029	70,571	$1.30
Common stock, issued in conjunction with long-term debt in 2019	2029	16,332	$1.59
Common stock, issued in conjunction with long-term debt in 2020	2030	240,711	$1.59
		459,100
14.	Related Party Stock Repurchase Agreement
In 2018, the Company received $2,000 as part of a financing transaction involving sales of its convertible preferred stock. As part of the financing transaction, the related parties agreed to sell back to the Company an equivalent number of shares of common stock to protect other shareholders from further dilution. The related parties received promissory notes totaling $824, all of which was collateralized with the Stock Pledge Agreement for the pledged shares. The related parties also entered into a call option agreement with the Company to grant the Company the right to repurchase the shares at $1.30 per share. In February 2019, the Company’s Board of Directors approved the repurchase of common stock pledged as collateral. In addition to the repurchase of their shares, the related parties paid $13 in interest upon settlement of the promissory note, which is recorded within other income in the consolidated statements of operations.

15.	Income Taxes
The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the year ended December 31:
	2020	2019
Federal income tax at statutory rates	$(2,214)	$(3,749)
State income tax at statutory rates	(296)	(671)
Change in valuation allowance	1,980	4,236
Warrant expense(1)	410	53
Other	140	131
Total income tax expense	$20	$—
(1)	Represents a permanent item attributed to preferred stock mark to market adjustment.
Significant components of the Company’s deferred income tax assets (liabilities) are as follows as of December 31:
	2020	2019
Allowance for bad debt	$50	$24
Depreciation and amortization	(49)	(135)
Section 163(j) interest expense limitation	353	—
Accrued liabilities	387	234
Charitable contributions	163	114
Stock-based compensation	196	128
Net operating loss carryforwards	14,718	13,474
Valuation allowance	(15,818)	(13,839)
Total deferred income tax assets (liabilities)	$—	$—
As of December 31, 2020, the Company has federal net operating loss (“NOL”) carryforwards available to offset future taxable income, if any, of approximately $59,082. NOLs, except those generated in tax years beginning after December 31, 2017, will begin to expire in 2034. The Company has approximately $23,785 in NOLs that will begin to expire in 2034. The remaining NOLs, approximately $35,297, were generated in tax years beginning after December 31, 2017 and will carry forward indefinitely.
Accounting standards require that the tax benefit of net operating losses, temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses the realization is more likely than not. Realization of the future tax benefits from the net operating losses or credit carryforwards, if any, is dependent on the Company’s ability to generate sufficient taxable income within the applicable carryforward period. The Company has established a full valuation allowance due to historical cumulative losses and the uncertainty of its ability to generate sufficient taxable income to realize the deferred tax assets.
The utilization of the NOL carryforwards could be subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. Additionally, net operating losses utilized after 2017 would be limited to 80% of taxable income in years in which NOL carryforwards would be utilized.
Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. Based on positions taken in the Company’s tax filings, the Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.
The CARES Act includes provisions relating to refundable payroll tax credits, deferment of employer’s social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. This new legislation did not impact the current year provision. The Company will continue to monitor the possible impacts of the CARES Act in the future periods.
16.	Net Loss Attributable to Common Stockholders
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):
	2020	2019
Numerator:
Net loss attributable to common stockholders	$(10,521)	$(17,851)

Denominator:
Weighted-average common shares used in computing net loss per share attributable to common stockholders basic and diluted	10,693,984	10,132,242

Net loss per share attributable to common stockholders basic and diluted	$(0.98)	$(1.76)
The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share attributable to common stockholders for periods presented due to their anti-dilutive effect:
	2020	2019
Convertible notes	2,752,591	2,575,602
Preferred stock	30,104,000	30,104,000
Common stock warrants	459,100	218,389
Preferred stock warrants	433,356	433,356
Total	33,749,047	33,331,347
17.	Defined Contribution Plan
The Company sponsors a 401(k) defined contribution plan. Participation in the plan is available to substantially all employees. Company contributions to the plan are discretionary. Starting in 2019, the Company made matching contributions of 50.0% of the first 6.0% of each participating employee’s eligible compensation, subject to vesting requirements over four years. Total expense recognized from the 401(k) matching contributions for the years ended December 31, 2020 and December 31, 2019 was $225 and $60, respectively.
In January 2021, the Company amended its defined contribution plan. The amended plan retroactively changes the vesting period of the Company’s matching contributions from four years to one year.
18.	Subsequent Events
For its consolidated financial statements as of December 31, 2020 and for the year then ended, the Company evaluated subsequent events through March 30, 2021, the date the consolidated financial statements were originally available for issuance, and has determined that the following subsequent events require disclosure in the consolidated financial statements:
Options Grants
In January 2021, the Company’s Board of Directors approved 846,209 stock options for grant. The exercise price of the stock options is $14.63.

Business Combination Agreement with Sandbridge Acquisition Corporation
On February 15, 2021, the Company entered into the Business Combination Agreement (the “Business Combination Agreement”) with Sandbridge Acquisition Corporation (“Sandbridge”) and Project Olympus Merger Sub, Inc. (“Merger Sub”). If the Business Combination is consummated, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Sandbridge and then being renamed “Owlet, Inc.” (“New Owlet”). The Company’s board of directors unanimously approved the Company’s entry into the Business Combination Agreement.
As a consequence of the Merger, at the effective time of the consummation of the Business Combination (the “Effective Time”), (i) each share of the Company’s capital stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive the number of shares of New Owlet’s Class A common stock, par value $0.0001 per share (“New Owlet common stock”), equal to the Exchange Ratio (as defined in the Business Combination Agreement); (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is not a Cash Elected Company Option (as defined in the Business Combination Agreement) and is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, (iii) subject to certain limitations, each Cash Elected Option that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Cash Election Consideration (as defined in the Business Combination Agreement), (iv) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the shares of Owlet common stock that, as of immediately prior to the Effective Time, were subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time.
The Business Combination Agreement provides that the obligations of the Company to consummate the Merger are conditioned on, among other things, that as of the closing of the transactions contemplated by the Business Combination Agreement, the amount of cash available in Sandbridge’s trust account, after deducting the amount required to satisfy Sandbridge’s obligations to its stockholders (if any) that exercise their rights to redeem their public shares in connection with the stockholders’ approval of such transactions, less any deferred underwriting commissions being held in Sandbridge’s trust account less certain transaction expenses of Sandbridge, is at least equal to $140.0 million. This condition is for the sole benefit of the Company.
The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions, including, among other things, Owlet and Sandbridge’s performance of their covenants and agreements and no legal restraints or prohibitions preventing the consummation of the transactions.
Amendment to Related Party Convertible Notes and Outstanding Warrants
In connection with a potential business combination, in February 2021, the Company amended its outstanding related party convertible notes payable to provide that the notes will automatically convert into shares of the Company’s convertible preferred stock immediately prior to the consummation of the potential business combination or, at the holder’s election, trigger the repayment of the outstanding principal and accrued interest at the consummation of the potential business combination. Additionally, the Company amended its outstanding convertible preferred stock and common stock warrants to provide that the warrants will be cashless exercised into convertible preferred stock and common stock, respectively, immediately prior to the consummation of the potential business combination if the resulting purchase price of the Company’s convertible preferred stock and common stock exceeds the respective exercise price of the warrants.

ANNEX A
BUSINESS COMBINATION AGREEMENT

BY AND AMONG

SANDBRIDGE ACQUISITION CORPORATION,

PROJECT OLYMPUS MERGER SUB, INC.,

AND

OWLET BABY CARE INC.
DATED AS OF FEBRUARY 15, 2021

A-i

A-ii

EXHIBITS
Exhibit A	Form of Owlet Pubco Certificate of Incorporation
Exhibit B	Form of Owlet Pubco Bylaws
Exhibit C	Form of Owlet Pubco Incentive Equity Plan
Exhibit D	Form of Owlet Pubco Employee Stock Purchase Plan
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Subscription Agreement
Exhibit G	Form of Stockholders Agreement
A-iii

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 15, 2021, is made by and among Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge”), Project Olympus Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Owlet Baby Care Inc., a Delaware corporation (the “Company”). Sandbridge, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) Sandbridge is a blank check company incorporated as a Delaware corporation on June 23, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Sandbridge that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of Sandbridge, Sandbridge is required to provide an opportunity for its stockholders to have their outstanding Sandbridge Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Sandbridge Stockholder Approval;
WHEREAS, as of the date of this Agreement, Sandbridge Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), and the Other Class B Stockholders collectively own 5,750,000 shares of Sandbridge Class B Common Stock;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Sponsor, the Other Class B Stockholders and Sandbridge are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Stockholder has agreed to an amendment of the rights of the Founder Shares such that (a) 1,403,750 of such Founder Shares shall vest on the date, if any, that the closing price of shares of Sandbridge Class A Common Stock on NYSE equals or exceeds $12.50 for any 20 trading days within a 30-trading day period within the five-year period beginning on the Closing Date and (b) 1,403,750 shares of such Founder Shares shall vest on the date, if any, that the closing price of shares of Sandbridge Class A Common Stock on NYSE equals or exceeds $15.00 for any 20 trading days within a 30-trading day period within the five-year period beginning on the Closing Date, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;
WHEREAS, in connection with the Merger, Sandbridge shall adopt, subject to obtaining Sandbridge Stockholder Approval, an amended and restated certificate of incorporation, substantially in the form attached hereto as Exhibit A (the “Owlet Pubco Certificate of Incorporation”), and amended and restated bylaws, substantially in the form attached hereto as Exhibit B (the “Owlet Pubco Bylaws”);
WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of Sandbridge, and (b) Sandbridge will change its name to “Owlet, Inc.”;
WHEREAS, prior to the Effective Time (as defined below), all of the Company Warrants (as defined below) will be exercised in full on a cash or cashless basis or terminated with exercise, as applicable, in accordance with their respective terms (the “Company Warrant Settlement”);
WHEREAS, upon the Effective Time and following the Company Warrant Settlement, all issued and outstanding shares of Company Stock will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;
WHEREAS, at the Closing, Sandbridge and certain Company Stockholders will enter into a stockholders agreement, substantially in the form attached hereto as Exhibit G (the “Stockholders Agreement”) (with such changes as may be agreed in writing by Sandbridge and the Company), which shall be effective as of the Closing;

WHEREAS, at the Closing, Sandbridge, the Sponsor, and certain Company Stockholders will enter into a registration rights agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by Sandbridge and the Company), which shall be effective as of the Closing;
WHEREAS, on or prior to the date hereof, Sandbridge entered into Subscription Agreements (as defined below) with the PIPE Investors (as defined below) pursuant to which, at the Closing immediately following the Effective Time, such PIPE Investors agreed to purchase from Sandbridge thirteen (13) million shares of Sandbridge Class A Common Stock (the “PIPE Shares”) for an aggregate purchase price equal to the PIPE Investment Amount (the “PIPE Investment”);
WHEREAS, the Sandbridge Board has (a) approved this Agreement, the Ancillary Documents to which Sandbridge is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Merger) by the holders of Sandbridge Common Stock entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, Sandbridge, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the Company Stockholders entitled to vote thereon; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger, or, if applicable, the Alternative Transaction Structure, be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code or, if applicable, as a transaction that qualifies under Section 351 of the Code (clauses (a)-(b), the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1. Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
“A&R Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated April 19, 2018 (as amended).
“Additional Required Financial Statements” has the meaning set forth in Section 5.20(a).
“Additional Sandbridge SEC Reports” has the meaning set forth in Section 4.7.
“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Aggregate Fully Diluted Company Shares” means, without duplication, (a) the aggregate number of shares of Company Stock that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon the exercise of Company Options (whether or not then vested or exercisable) or upon the settlement of

Company restricted stock units or other equity-based awards minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, minus (c) a number of shares equal to (A) the aggregate exercise price of the Company Options described in clause (ii) above divided by (B) the Per Share Merger Consideration; provided, that any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Shares.
“Aggregate Cash Election Consideration” means an amount of cash equal to the lesser of (i) the aggregate number of Cash Elected Company Options multiplied by the Per Share Merger Consideration, less the aggregate exercise price of such Cash Elected Company Options and (ii) the Cash Election Consideration Cap.
“Aggregate Merger Consideration” means a number of shares of Sandbridge Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price, by (ii) $10.00.
“Aggregate Share Consideration” means a number of shares (rounded to the nearest whole share) of Sandbridge Common Stock equal to (i) the Aggregate Merger Consideration minus (ii) the Aggregate Cash Election Consideration divided by $10.00.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Alternative Transaction Structure” has the meaning set forth in Section 5.6(a)(i).
“Ancillary Documents” means the Stockholders Agreement, the Sponsor Letter Agreement, the Letters of Transmittal, the Registration Rights Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act, (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Assumed Option” has the meaning set forth in Section 2.3(a).
“Available Sandbridge Cash” has the meaning set forth in Section 5.14(a).
“Base Purchase Price” means $1,000,000,000.
“Business Combination Proposal” has the meaning set forth in Section 5.9.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.
“Cash Elected Company Option” has the meaning set forth in Section 2.3(b).
“Cash Election” has the meaning set forth in Section 2.3(b).
“Cash Election Consideration” has the meaning set forth in Section 2.3(b).
“Cash Election Consideration Cap” means $10,000,000.
“Cash Election Optionholders” has the meaning set forth in Section 2.3(b).
“Certificate of Merger” has the meaning set forth in Section 2.1(b)(ii).
“Certificates” means the certificates representing Company Stock.
“Closing” has the meaning set forth in Section 2.2.
“Closing Company Unaudited Financial Statements” has the meaning set forth in Section 3.4(b).
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Filing” has the meaning set forth in Section 5.5(b).

“Closing Press Release” has the meaning set forth in Section 5.5(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its Subsidiaries or (ii) all or a material portion of assets or businesses of (w) the Company or (x) any of its Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its Subsidiaries that results in the relevant investor(s) acquiring 15% or more of any class of equity or voting securities of (y) the Company or (z) any of its Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or settlement of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.
“Company Common Stock” means shares of common stock, par value $0.0001 per share, of the Company, designated as “Common Stock” pursuant to the A&R Company Certificate of Incorporation.
“Company D&O Persons” has the meaning set forth in Section 5.18(a).
“Company D&O Tail Policy” has the meaning set forth in Section 5.18(c).
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Sandbridge by the Company on the date of this Agreement.
“Company Equity Plan” means the Owlet Baby Care Inc. 2014 Equity Incentive Plan.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority) and Section 3.17 (Brokers).
“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation and information technology systems and services, in each case used or owned by a Group Company.
“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.
“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency of the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor and permitted assign of each Company Related Party.
“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under the Company Equity Plan or otherwise.
“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned, or purported to be owned, by a Group Company.
“Company Preferred Stock” means Company Series A Preferred Stock, Company Series A-1 Preferred Stock, Company Series B Preferred Stock and Company Series B-1 Preferred Stock.
“Company Product” means each product and service that is being researched, developed, designed or has been sold or offered for sale, marketed, distributed, developed or manufactured by or on behalf of the Group Companies.
“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, any Group Company.
“Company Related Party” has the meaning set forth in Section 3.19.
“Company Related Party Transactions” has the meaning set forth in Section 3.19.
“Company Restricted Stock” has the meaning set forth in Section 2.1(b)(vii).
“Company Series A Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the A&R Company Certificate of Incorporation.
“Company Series A-1 Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A-1 Preferred Stock” pursuant to the A&R Company Certificate of Incorporation.
“Company Series B Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the A&R Company Certificate of Incorporation.
“Company Series B-1 Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B-1 Preferred Stock” pursuant to the A&R Company Certificate of Incorporation.
“Company Stock” means shares of Company Common Stock and Company Preferred Stock.
“Company Stockholder Approval” has the meaning set forth in Section 3.3.

“Company Stockholders” means, collectively, the holders of Company Stock as of any determination time prior to the Effective Time.
“Company Stockholders Agreements” means, collectively, (i) the Amended and Restated Voting Agreement, dated as of April 20, 2018, by and among the Company and the Company Stockholders party thereto, as amended by that certain Amendment No. 1 dated April 6, 2020 (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 20, 2018, by and among the Company and the Company Stockholders party thereto and (iii) the Amended and Restated Investors’ Rights Agreement, dated as of April 20, 2018, by and among the Company and the Company Stockholders party thereto, as amended by that certain Amendment No. 1 dated April 6, 2020.
“Company Transaction Expenses” has the meaning set forth in Section 2.6(a).
“Company Warrants” means warrants to purchase shares of Company Common Stock.
“Company Warrant Settlement” has the meaning set forth in the recitals to this Agreement.
“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated as of October 25, 2020, by and between the Company and Sandbridge.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to a Governmental Entity or other Person.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.
“COVID-19” means the illness caused by SARS-CoV-2, and any mutations thereof, or viral illnesses, epidemics, pandemics or disease outbreaks related thereto or associated therewith.
“COVID Actions” means any actions that the Company or any of its Affiliates reasonably determines are necessary to take as a result of COVID-19 or the effects thereof, including to mitigate the adverse effects of COVID-19, to protect the health and safety of customers, employees and other business relationships, including in response to any actions taken by, or recommendations or restrictions issued by, Governmental Entities in response to COVID-19.
“Creator” has the meaning set forth in Section 3.13(d).
“Data Protection Directive” has the meaning set forth in the definition of Privacy Obligations.
“DGCL” means General Corporation Law of the State of Delaware.
“Dissenting Shares” has the meaning set forth in Section 2.7.
“Effective Time” has the meaning set forth in Section 2.1(b)(ii).
“Election” has the meaning set forth in Section 2.4(f).
“Election Deadline” has the meaning set forth in Section 2.4(f).
“Election Period” has the meaning set forth in Section 2.4(h).
“Election Record Date” has the meaning set forth in Section 2.4(h).
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other plan, program, policy, Contract, agreement or arrangement providing for compensation or employee benefits, including each employment, consulting, independent contractor, bonus, commission or other incentive compensation, stock option, stock purchase or other equity-based award, profit sharing, savings, retirement, disability, life insurance, health or medical benefits, sick leave, vacation or other paid time-off, deferred compensation, severance, termination pay, post-employment or retirement benefits, retention, change of control, fringe, welfare or other employee benefit or other compensation or benefit plan, program, policy, Contract, agreement or arrangement, in each case, that any Group Company maintains, sponsors or contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or human health or safety.
“e-Privacy Directive” has the meaning set forth in the definition of Privacy Obligations.
“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.9.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any Person that, together with any Group Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code at any relevant time.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 2.4(a).
“Exchange Fund” has the meaning set forth in Section 2.4(c).
“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Shares.
“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.
“FDA Law” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use, handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (a) the Federal Food, Drug, and Cosmetic Act of 1938 (21 U.S.C. 301 et. seq.), (b) the rules and regulations promulgated and enforced by FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation contained in 21 C.F.R. Part 820, investigational use, premarket notification and premarket approval and applications to market new medical devices, (c) Laws governing the conduct of non-clinical laboratory studies, including FDA’s Good Laboratory Practices regulations contained in 21 C.F.R. Part 58, (d) Laws governing the development, conduct, performance, monitoring, subject informed consent, auditing, recording, analysis and reporting of clinical trials, including FDA’s Good Clinical Practice regulations contained in 21 C.F.R. Parts 11, 50, 54, 56 and 812, (e) Laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting under 21 C.F.R. Part 803) and (f) all comparable state, federal or foreign Laws relating to any of the foregoing.
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Form of Election” has the meaning set forth in Section 2.4(h).
“Founder Shares” means (i) the shares of Sandbridge Class B Common Stock held by Sponsor and (ii) the shares of Sandbridge Class A Common Stock that will be issued to the Sponsor upon the conversion of such shares of Sandbridge Class B Common Stock at the Closing in accordance with the terms of the amended and restated certificate of incorporation of Sandbridge.
“GAAP” means United States generally accepted accounting principles.
“GDPR” has the meaning set forth in the definition of Privacy Obligations.

“Governing Document Proposals” has the meaning set forth in Section 5.9.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, for example, the certificate of incorporation and bylaws of a U.S. corporation and the certificate of formation and limited liability company agreement of a U.S. limited liability company.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.
“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.
“Holder” has the meaning set forth in Section 2.4(f).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Intellectual Property Rights” means all intellectual property rights of every kind and nature however denominated, throughout the world, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, rights of publicity, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; and (f) social media accounts and handles.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“IPO” has the meaning set forth in Section 8.18.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Letter of Transmittal” means a letter of transmittal in a form to be agreed between the Parties and with such modifications, amendments or supplements as may be requested by the Exchange Agent and mutually agreed to by each of Sandbridge and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Marks” has the meaning set forth in the definition of Intellectual Property Rights.
“Material Contracts” has the meaning set forth in Section 3.7(a).
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.
“Minimum Available Sandbridge Cash Amount” has the meaning set forth in Section 5.14(a).
“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.
“Newco” has the meaning set forth in Section 5.6(a)(i).
“Non-Party Affiliate” has the meaning set forth in Section 8.13.
“NYSE” means the New York Stock Exchange.
“Off-the-Shelf Software” means any Software that is made generally available on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions.
“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation), (b) as “open source software” or pursuant to any license identified as an “open source license” or that substantially conforms to the “open source definition” (as those terms are defined by the Open Source Initiative), (c) under any similar licensing or distribution model as (a) or (b), or (d) under a license that requires such Software or derivative works thereof to (i) be disclosed in source code form, (ii) be freely relicensable, or (iii) allow for the creation of derivative works.
“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Other Class B Stockholders” means, collectively, Domenico De Sole, Ramez Toubassy, Tommy Hilfiger and Mike Goss.
“Other Sandbridge Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of shares of Sandbridge Common Stock entitled to vote thereon, whether in person or by proxy at the Sandbridge Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Sandbridge and applicable Law.
“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.
“Owlet Pubco Bylaws” has the meaning set forth in the Preamble.
“Owlet Pubco Certificate of Incorporation” has the meaning set forth in the Preamble.

“Owlet Pubco Employee Stock Purchase Plan” has the meaning set forth in Section 5.21.
“Owlet Pubco Incentive Equity Plan” has the meaning set forth in Section 5.21.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights.
“PCAOB” means the Public Company Accounting Oversight Board.
“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings, for which sufficient reserves have been established in accordance with GAAP and which are set forth on Section 3.16(g) of the Company Disclosure Schedules, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) non-exclusive licenses to Intellectual Property Rights that accompany the sale of the Company Products in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.
“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“Personal Data” means any data or information relating to an identified or identifiable natural person that is regulated by the Privacy Obligations.
“PIMCO Private Funds” means the members of the Sponsor that are affiliated with Pacific Investment Management Company LLC.
“PIPE Investment” has the meaning set forth in the recitals to this Agreement.
“PIPE Investment Amount” means $130,000,000.
“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.
“PIPE Shares” has the meaning set forth in the recitals to this Agreement.
“Pre-Closing Sandbridge Holders” means the holders of Sandbridge Common Stock at any time prior to the Effective Time.
“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).
“Privacy Obligations” means Laws, contractual obligations, self-regulatory standards, or written policies or terms of use relating to the Processing, privacy, security or protection of Personal Data which are applicable to the Group Companies including, to the extent applicable, the EU Data Protection Directive 95/46/EC (the “Data Protection Directive”) as implemented under applicable national laws, the UK Data Protection Act 1998, the General Data Protection Regulation (EU) 2016/679, (the “GDPR”), the UK Data Protection Act 2018, the EU Privacy and Electronic Communications Directive 2002/58/EC, (the “e-Privacy Directive”), the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426) and all other applicable laws, regulations and secondary legislation implementing the GDPR and/or the e-Privacy Directive, California Consumer Privacy Act of 2018, Payment Card Industry Data Security Standard, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act of 1998, the Computer Fraud and Abuse Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy acts, state social security number protection laws, state data breach notification laws, Canada’s Personal Information Protection and Electronic Documents Act, the Payment Card Industry Data Security Standards, the Payment Application Data Security Standards, and any Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, cybersecurity disclosures in public filings, call or electronic monitoring or recording or any outbound communications, as the case may be, in each case, as amended, replaced, supplemented or updated from time to time and together with any subordinate or related legislation made under or in connection with any of the foregoing. References to “special categories of personal data”, “data subject” and “personal data breach” shall have the meanings given to those terms in the GDPR.
“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as the collection, use, storage, recording, organization, structuring, adaptation or alteration, retrieval, consultation, distribution, transfer, import, export, protection (including through security measures), disposal, disclosure by transmission, dissemination or otherwise making available, alignment, combination, erasure, destruction or other activity regarding data (whether electronically or in any other form or medium).
“Processor” means any third parties engaged by any Group Company or Companies to process Personal Data.
“Prospectus” has the meaning set forth in Section 8.18.
“Public Stockholders” has the meaning set forth in Section 8.18.
“Quality System Regulation” means, collectively, Quality System Regulation under 21 C.F.R. Part 820.
“Real Property Leases” means all leases, subleases, licenses or other agreements, in each case, pursuant to which any Group Company leases or subleases any real property.
“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights, and Internet domain name registrations.
“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.
“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary documents and containing a prospectus and proxy statement of Sandbridge.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required Sandbridge Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number shares of Sandbridge Common Stock entitled to vote thereon, whether in person or by proxy at the Sandbridge Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Sandbridge and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Governing Document Proposals.
“Requisite Company Stockholders” means the Company Stockholders holding shares sufficient to effect the Company Stockholder Approval, each of which or whom is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sandbridge” has the meaning set forth in the introductory paragraph to this Agreement.
“Sandbridge Acquisition Proposal” means (a) any transaction or series of related transactions under which Sandbridge or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Sandbridge or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Sandbridge Acquisition Proposal.
“Sandbridge Board” has the meaning set forth in the recitals to this Agreement.
“Sandbridge Board Recommendation” has the meaning set forth in Section 5.9.
“Sandbridge Class A Common Stock” means Sandbridge’s Class A common stock, par value $0.0001.
“Sandbridge Class B Common Stock” means Sandbridge’s Class B common stock, par value $0.0001.
“Sandbridge Common Stock” means Sandbridge Class A Common Stock and Sandbridge Class B Common Stock.
“Sandbridge D&O Persons” has the meaning set forth in Section 5.17(a).
“Sandbridge Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Sandbridge on the date of this Agreement.
“Sandbridge Financial Statements” means all of the financial statements of Sandbridge included in the Sandbridge SEC Reports.
“Sandbridge Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the Sandbridge Parties).
“Sandbridge Insider Letter” means that certain letter agreement, dated as of September 14, 2020, by and among Sandbridge, the Sponsor, certain investors in the Sponsor, the other initial stockholders of Sandbridge and each of the directors and officers of Sandbridge.
“Sandbridge Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any Sandbridge Party to consummate the Merger in accordance with the terms of this Agreement.
“Sandbridge Non-Party Affiliates” means, collectively, each Sandbridge Related Party and each former, current or future Affiliate, Representative, successor and permitted assign of each Sandbridge Related Party.
“Sandbridge Parties” means, collectively, Sandbridge and Merger Sub.
“Sandbridge Related Party” has the meaning set forth in Section 4.9.
“Sandbridge Related Party Transactions” has the meaning set forth in Section 4.9.

“Sandbridge SEC Reports” has the meaning set forth in Section 4.7.
“Sandbridge Stockholder Approval” means, collectively, the Required Sandbridge Stockholder Approval and the Other Sandbridge Stockholder Approval.
“Sandbridge Stockholder Redemption” means the right of the holders of Sandbridge Class A Common Stock to redeem all or a portion of their Sandbridge Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Sandbridge.
“Sandbridge Stockholders Meeting” has the meaning set forth in Section 5.9.
“Sandbridge Transaction Expenses” has the meaning set forth in Section 2.6(b).
“Sandbridge Warrants” means each warrant to purchase one share of Sandbridge Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Sponsor or any Other Class B Stockholder).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the Sandbridge Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Security Breach” means any (i) unauthorized or unlawful access, acquisition, use, disclosure, loss, sale, rental or other Processing of any Company IT System, Personal Data, confidential information or trade secrets used or held for use by or on behalf of a Group Company; (ii) other act or omission that compromises the security, integrity, or confidentiality of any Company IT System, Personal Data, confidential information or trade secrets used or held for use by or on behalf of a Group Company; or (iii) phishing or other cyberattack that results in a monetary loss to or business disruption affecting a Group Company.
“Signing Filing” has the meaning set forth in Section 5.5(b).
“Signing Press Release” has the meaning set forth in Section 5.5(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts, and other work product used to design, plan, organize, and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.
“Stock Issuance Proposal” has the meaning set forth in Section 5.9.
“Stockholders Agreement” has the meaning set forth in the recitals to this Agreement.
“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated, each substantially in the form attached hereto as Exhibit F.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Supervisory Authority” means any local, national, supranational, state, governmental or quasi-governmental agency, body, department, board, official or entity exercising regulatory or supervisory authority pursuant to any Privacy Obligations including, without limitation, the Information Commissioner in the UK, the U.S. Department of Health and Human Services Office for Civil Rights, the United States Federal Trade Commission, and any state or federal office of attorney general.
“Surviving Company” has the meaning set forth in Section 2.1(b)(i).
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes or similar charges, levies or assessments of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Transaction Expenses” has the meaning set forth in Section 2.6(b).
“Transaction Litigation” has the meaning set forth in Section 5.2(d).
“Transaction Proposals” has the meaning set forth in Section 5.9.
“Treasury Shares” has the meaning set forth in Section 2.1(b)(vii).
“Trust Account” has the meaning set forth in Section 8.18.
“Trust Account Released Claims” has the meaning set forth in Section 8.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Vested Company Option” means a Company Option, or portion thereof, to the extent such Company Option (or applicable portion thereof) is vested as of immediately prior to the Effective Time.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.
“Warrant Agreement” means the Warrant Agreement, dated as of September 14, 2020, by and between Sandbridge and the Trustee.
“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.
“Written Consent” has the meaning set forth in Section 5.15.

ARTICLE 2
MERGER
Section 2.1. Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a) Governing Documents. On the Closing Date prior to the Effective Time, the amended and restated certificate of incorporation of Sandbridge shall be amended and restated to be the Owlet Pubco Certificate of Incorporation and the bylaws of Sandbridge shall be amended and restated to be the Owlet Pubco Bylaws.
(b) The Merger.
(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, the Merger will occur at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).
(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and Sandbridge (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Sandbridge and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
(iii) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.
(iv) At the Effective Time, the Governing Documents of Merger Sub shall become the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.
(v) From and after the Effective Time, the directors and officers of the Surviving Company shall be the individuals listed on Schedule 2.1(b)(v), each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company.
(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of Company Stock issued and outstanding as of immediately prior to the Effective Time (other than (i) any shares of Company Stock subject to Company Options (which shall be respectively subject to Section 2.3 (Treatment of Company Options)), (ii) any shares of Company Stock held by the Company as treasury stock (the “Treasury Shares”) and (iii) any Dissenting Shares), shall be automatically cancelled and converted into the right to receive a number of shares of Sandbridge Class A Common Stock equal to the Exchange Ratio, with fractional shares rounded down to the nearest whole share (after aggregating all fractional shares of Sandbridge Class A Common Stock into which such Person’s Company Stock are converted); provided, that any such shares of Sandbridge Class A Common Stock paid as consideration for the cancellation of shares of Company Common Stock that, as of immediately prior to the Effective Time, were subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective

Time (“Company Restricted Stock”) shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Company Restricted Stock.
(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Treasury Share shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
(ix) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Sandbridge Class A Common Stock shall be issued in the Merger.
Section 2.2. Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 (Counterparts; Electronic Signatures) as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Sandbridge and the Company may agree in writing.
Section 2.3. Treatment of Company Options.
(a) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (except, in the case of the Company, actions required by Section 2.3(e)), each Company Option that is not a Cash Elected Company Option that is outstanding immediately prior to the Effective Time shall be cancelled and converted into an option to purchase Sandbridge Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting, expiration and forfeiture provisions (each, an “Assumed Option”). Each Assumed Option shall (i) cover a number of shares of Sandbridge Class A Common Stock equal to the product of the number of shares of Company Common Stock subject to the applicable Company Option immediately prior to the Effective Time and the Exchange Ratio (rounded down to the nearest whole share) and (ii) have a per share exercise price determined by dividing the per share exercise price of the applicable Company Option immediately prior to the Effective Time by the Exchange Ratio (rounded up to the nearest whole cent); provided that such conversion shall in all events occur in a manner intended to comply with the applicable requirements of Section 409A or Section 424 of the Code.
(b) At the Effective Time, each Vested Company Option with respect to which an election to receive only cash (a “Cash Election”) has been properly made and not revoked pursuant to Section 2.4(j) (a “Cash Elected Company Option”) that is issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, subject to Section 2.3(c), an amount in cash equal to, with respect to each share of Company Common Stock subject to such Cash Elected Company Option, (i) the Per Share Merger Consideration, without interest, minus (ii) the exercise price applicable to the share of Company Common Stock underlying such Cash Elected Company Option (the “Cash Election Consideration”). All Cash Election Consideration payable to the holders of Cash Elected Company Options (“Cash Election Optionholders”) will be paid as soon as practicable after the Closing Date through the regular payroll processes of the Company and shall be subject to all applicable Tax and other withholdings.
(c) If the aggregate amount of Cash Election Consideration to be paid in respect of the aggregate number of Cash Elected Company Options would exceed the Cash Election Consideration Cap, a portion of the Vested Company Options that are considered Cash Elected Company Options will be reduced in accordance with this Section 2.3(c) by the minimum amount necessary to provide that the total Cash Election Consideration does not exceed the Cash Election Consideration Cap. Such reduction shall be applied to the Vested Company Options held by each Cash Election Optionholder in an equitable manner as is determined by the Company in its sole discretion such that the Cash Election Consideration to be received by each Cash Election Optionholder is reduced by approximately the same percentage amount. Following any such reduction in the Vested Company Options eligible to receive Cash Election

Consideration pursuant to the foregoing provisions of this Section 2.3(c), the remaining Company Options held by each Cash Election Optionholder shall not be treated as Cash Elected Company Options for purposes of this Agreement and shall be converted into Assumed Options in accordance with Section 2.3(a).
(d) At the Effective Time, the Company Equity Plan shall terminate, provided that the Assumed Options shall remain subject to the terms of the Company Equity Plan for so long as such Assumed Options remain outstanding. No new awards shall be granted under the Company Equity Plan on or following the Effective Time.
(e) Prior to the Closing, the Company shall have adopted appropriate resolutions and shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.3.
Section 2.4. Deliverables; Exchange Agent.
(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Sandbridge shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates representing the Company Stock and any shares of Company Stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Aggregate Share Consideration issuable in respect of such shares of Company Stock on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Sandbridge and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Sandbridge shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of Sandbridge and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
(b) As promptly as reasonably practicable following the date of this Agreement, Sandbridge shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to the Company Stockholders entitled to receive a portion of the Aggregate Merger Consideration pursuant to Section 2.1(b)(vii) a Letter of Transmittal.
(c) At the Effective Time, Sandbridge shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, of Sandbridge Class A Common Stock in book-entry form representing the portion of the Aggregate Merger Consideration issuable pursuant to Section 2.1(b)(vii) in exchange for the Company Stock outstanding immediately prior to the Effective Time. All shares of Sandbridge Common Stock comprising the Aggregate Share Consideration issuable in book-entry pursuant to Section 2.1(b)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.
(d) Each Company Stockholder whose Company Stock has been converted into the right to receive a portion of the Aggregate Merger Consideration pursuant to Section 2.1(b)(vii) shall be entitled to receive such shares, and Sandbridge shall cause the Exchange Agent to deliver such shares, upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal, together with the posting of a customary bond if required by the Exchange Agent), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Stock held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent. Until surrendered as contemplated by this Section 2.4(d), each Certificate entitled to receive a portion of the Aggregate Merger Consideration in accordance with Section 2.1(b)(vii) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Aggregate Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 2.1(b)(vii).

(e) If the shares of Sandbridge Class A Common Stock are to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable shares of Sandbridge Class A Common Stock that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.
(f) Each holder of record of Vested Company Options (a “Holder”) shall have the right, subject to the limitations set forth in this Article 2, to submit an Election in accordance with this Section 2.4(f) on or prior to the Election Deadline. The Company shall not waive or change the Election Deadline unless such Election Deadline is waived or changed with respect to all Holders, the new election deadline is disclosed by the Company to all Holders on a date agreed to by Sandbridge, and Sandbridge has otherwise given its prior written consent (not to be unreasonably withheld, conditioned, delayed or denied) to such waiver. “Election Deadline” means 5:00 p.m. (New York time) on the date that is five (5) Business Days prior to the Closing Date. The Parties shall cooperate to inform each Holder of the selected date of the Election Deadline not more than fifteen (15) Business Days, and at least five (5) Business Days, prior to the Election Deadline.
(g) Each Holder shall specify in a request made in accordance with the provisions of this Section 2.4(g) (an “Election”) whether such Holder desires to make a Cash Election with respect to such Holder’s Vested Company Options, and if so, the number of shares with respect to such Election applies; provided, that a Holder shall not be permitted to make an Election in respect of more than 15% of the Vested Company Options held by such Holder as of immediately prior to the Effective Time and any Election in excess of that threshold shall be reduced automatically to 15% of the Vested Company Options held by such Holder as of immediately prior to the Effective Time. If any Holder fails to make an Election or makes an Election only with respect to a portion of such Holder’s Vested Company Options, the portion of such Holder’s Vested Company Options with respect to which such Holder did not make an Election shall not be treated as Cash Elected Company Options for purposes of this Agreement and shall be automatically treated as set forth in Section 2.3(a).
(h) The Company shall prepare a form of election that is reasonably acceptable to Sandbridge (the “Form of Election”), which shall be included with the Letter of Transmittal contemplated by Section 2.4(b) and the Company shall mail the Form of Election to Holders as of the record date as established by the board of directors of the Company (the “Election Record Date”), in consultation with Sandbridge, not less than ten (10) Business Days prior to the anticipated Election Deadline (the period between such mailing and the Election Deadline, the “Election Period”).
(i) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, (i) a Form of Election properly completed and signed in accordance with the instructions therein, and (ii) the properly completed and executed documents required to be delivered by such Holder pursuant to the other provisions of this Section 2.4, as applicable. Any Holder that does not make a valid Election by the Election Deadline shall be deemed to have made no Cash Election, and all of such Holder’s Vested Company Options shall automatically be treated as set forth in Section 2.3(a).
(j) Any Holder may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon termination of this Agreement in accordance with Article 7. The Company shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any Vested Company Options (and none of the Company, Sandbridge, Merger Sub or the Exchange Agent shall be under any duty to notify any Holder of any applicable defect). In the event that the Company makes a reasonable determination that an Election was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline), such Election shall be deemed to be ineffective, and the Vested Company Options covered by such Election shall be automatically treated as set forth in Section 2.3(a).

(k) No dividends or other distributions declared or made after the Effective Time with respect to the Sandbridge Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Sandbridge Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.4(d). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, Sandbridge shall pay or cause to be paid to the holder of the certificates representing shares of Sandbridge Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender payable with respect to such shares of Sandbridge Common Stock.
(l) No interest will be paid or accrued on the shares of Sandbridge Class A Common Stock (or any portion thereof). From and after the Effective Time, the holders of Certificates representing Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Stock except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Sandbridge for any reason shall be converted into the applicable portion of the Aggregate Merger Consideration in accordance with the provisions of Section 2.1(b)(vii).
(m) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Stock that were outstanding immediately prior to the Effective Time.
(n) The Aggregate Merger Consideration payable upon conversion of the Company Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock.
(o) The Aggregate Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like changes with respect to Sandbridge Common Stock occurring on or after the date hereof and prior to the Effective Time.
(p) None of Sandbridge, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Exchange Fund remaining unclaimed by the Company Stockholders for one year after the Effective Time shall be delivered to Sandbridge, upon demand, and any holders of Company Stock who have not theretofore complied with this Section 2.4 shall thereafter look only to Sandbridge for the Aggregate Merger Consideration, without any interest thereon. Any portion of the Exchange Fund remaining unclaimed by the holders of Company Stock as of a date which is immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Sandbridge free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.5. Withholding. Sandbridge, the Group Companies, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Other than with respect to any compensatory payments subject to payroll withholding, the Person intending to withhold shall use commercially reasonable efforts to notify the Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold prior to the payment with respect to which such amounts will be withheld and shall use commercially reasonable efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than with respect to any compensatory payment subject to payroll withholding, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.6. Payment of Expenses.
(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Sandbridge a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof): (i) the fees and disbursements of outside counsel to the Company incurred in connection with the transactions contemplated by this Agreement (including the PIPE Investment) and the Ancillary Documents and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the transactions contemplated by this Agreement and the Ancillary Documents (collectively, the “Company Transaction Expenses”). On the Closing Date following the Closing, Sandbridge shall pay or cause to be paid by wire transfer of immediately available funds all such Company Transaction Expenses. Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.
(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Sandbridge shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Sandbridge or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Sandbridge or Merger Sub in connection with the transactions contemplated by this Agreement and the Ancillary Documents or otherwise in connection with Sandbridge’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Sandbridge Transaction Expenses” and together with the Company Transaction Expenses, the “Transaction Expenses”). On the Closing Date following the Closing, Sandbridge shall pay or cause to be paid by wire transfer of immediately available funds all such Sandbridge Transaction Expenses. Sandbridge Transaction Expenses shall not include any fees and expenses of Sponsor.
Section 2.7. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has neither voted in favor of the Merger nor consented thereto in writing and who shall have properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into Sandbridge Class A Common Stock, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be canceled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into Sandbridge Class A Common Stock upon the terms and conditions set forth in this Agreement applicable to holders that have not properly demanded appraisal rights. The Company shall give Sandbridge prompt notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Sandbridge shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Sandbridge, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to the last sentence of Section 8.8 (Annexes, Exhibits and Schedules), except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Sandbridge Parties as follows:
Section 3.1. Organization and Qualification.
(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b) True and complete copies of the Governing Documents of each Group Company, including the Company Stockholders Agreements, have been made available to Sandbridge, in each case, as amended and in effect as of the date of this Agreement. Such Governing Documents are in full force and effect, and no Group Company is in breach or violation of any provision set forth in such Governing Documents.
(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
Section 3.2. Capitalization of the Group Companies.
(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) in the case of each share of Company Preferred Stock, the applicable conversion ratio thereof, (iii) the identity of the Persons that are the record and beneficial owners thereof, (iv) with respect to each Company Warrant, the date of issuance, applicable warrant agreement, applicable exercise terms and expiration date and (v) with respect to each Company Option and each award of Company Restricted Stock, (A) the date of grant, (B) the identity of the holder thereof, (C) the applicable exercise price, (D) the expiration date, (E) any applicable vesting schedule (including any accelerated vesting provisions), (F) whether such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and (G) whether the holder of such Company Restricted Stock has provided the Company a copy of a timely election under Section 83(b) of the Code. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding shares of Company Stock are validly issued, fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the Company Options, Company Restricted Stock and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding, or to acquire, repurchase or redeem, any Equity Securities of the Company or securities convertible into or exchangeable for Equity Securities of the Company, or make any payment based on the value of any Equity Securities of the Company. No Company Option has been granted with a per share exercise price that is less than the fair market value of a share of Company Common Stock on the date such Company Option was granted as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option was granted in all material respects in accordance with the terms of the Company Equity Plan and applicable Laws. Each Company Option qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and Financial Statements, respectively.
(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreements). Except for the Company Stockholders Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.
(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.
(d) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.
Section 3.3. Authority. Each Group Company has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Approval, the execution, delivery and performance of this Agreement, the Ancillary Documents to which a Group Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the applicable Group Company. This Agreement and each Ancillary Document to which a Group Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the applicable Group Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the applicable Group Company (assuming that this Agreement and the Ancillary Documents to which the applicable Group Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the applicable Group Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The only vote of holders of any class of Company’s Equity Securities necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby is the approval and adoption of this Agreement and approval of the Merger and such other transactions by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting on an as converted to Company Common Stock basis) voting together as a single class and the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Preferred Stock (voting together as a single class on an as converted to Company Common Stock basis) (such approvals, the “Company Stockholder Approval”).

Section 3.4. Financial Statements; Undisclosed Liabilities.
(a) The Company has made available to Sandbridge a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2019 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended and (ii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2020 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the twelve-month period then ended (clauses (i) and (ii), collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) in the case of the Financial Statements described in clause (i) of the preceding sentence, were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (D) comply in all material respects with the applicable accounting requirements and, in the case of the Financial Statements described in clause (i) of the preceding sentence, with the Federal Securities Laws.
(b) The unaudited consolidated balance sheets of the Group Companies for any 2021 interim period and corresponding prior year period required to be included in the Registration Statement / Proxy Statement and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the applicable periods then ended (the “Closing Company Unaudited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.20 (PCAOB Financials), (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein and (iii) will comply in all material respects with the applicable accounting requirements and with the Federal Securities Laws.
(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company, as of the date of this Agreement, has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
(d) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies. The independent auditors of the Company have not withdrawn any audit opinion with respect to any financial statements included in the Financial Statements and there has been no restatement of the Financial Statements.
Section 3.5. Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
(b) Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.
Section 3.6. Permits. Each of the Group Companies has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Permit has been received by the Group Companies.
Section 3.7. Material Contracts.
(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i) any Contract relating to Indebtedness of any Group Company in excess of $1,000,000 or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;
(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;
(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;

(iv) any joint venture, profit-sharing, partnership or collaboration, Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $1,000,000 over the life of the Contract;
(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict, in any material respect, the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential customer;
(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $250,000 annually or (B) $625,000 over the life of the agreement;
(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $50,000;
(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person in excess of $100,000;
(ix) any Contract required to be disclosed on Section 3.13(c)(i) or Section 3.19 of the Company Disclosure Schedules;
(x) any collective bargaining agreement or other Contract with any labor union, labor organization, works council, employee delegate, representative or other employee collective group;
(xi) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $200,000, or (B) providing for any success, change of control, retention, transaction bonus or other similar payment or amount due or payable to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby;
(xii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation, involving payments in excess of $100,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there were no material obligations ongoing as of the date of the Latest Balance Sheet, or (B) between the Company and its Subsidiaries and reflected in the Financial Statements;
(xiii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments in excess of $500,000 after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Sandbridge or any of its Affiliates after the Closing); and
(xiv) any other Contract the performance of which requires or would reasonably be expected to result in either (A) annual payments to or from any Group Company in excess of $1,000,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.
(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and subject to obtaining any necessary consents disclosed in Section 3.5 of the Company Disclosure Schedules, will continue to be so enforceable and in full force and effect on terms that are substantially the same in all material respects following the consummation of the Merger and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach or violation of, or default under, any Material Contract. Each Group Company has delivered to Sandbridge accurate and complete copies or, in the case of any oral Contracts, written summaries of, each Material Contract, in each case, as amended or otherwise modified and in effect.
Section 3.8. Absence of Changes. During the period beginning on the date of the Latest Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the consummation of the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Sandbridge if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(v), Section 5.1(b)(vi), Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(x), Section 5.1(b)(xi), Section 5.1(b)(xii), Section 5.1(b)(xiii) and Section 5.1(b)(xvi) or entered into a Contract to take, or cause to be taken, any of the actions covered in the foregoing Sections.
Section 3.9. Litigation. As of the date of this Agreement, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company that, has been or, if adversely decided or resolved, would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending or threatened in writing against any other Person.
Section 3.10. Compliance with Applicable Law. Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.11. Employee Plans.
(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plan. With respect to each Employee Benefit Plan, the Group Companies have provided Sandbridge with true and complete copies of, to the extent applicable, (i) the documents governing such Employee Benefit Plan, together with all amendments thereto (or, with respect to any unwritten Employee Benefit Plan, a written summary of the material terms thereof), (ii) the most recent annual report on Form 5500; (iii) the most recent determination or opinion letter from the IRS; (iv) any summary plan descriptions, together with any summaries of material modifications; (v) any related trust agreements, insurance policies or other funding mechanisms; and (vi) any material correspondence to or from any Governmental Entity within the past three (3) years.
(b) No Employee Benefit Plan is, and no Group Company or any ERISA Affiliate of any Group Company has previously maintained, sponsored, participated in, contributed to or been required to contribute to, or currently maintains, sponsors, participates in, contributes to or is required to contribute to, or otherwise has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 4063 or Section 4064 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any obligation to provide, or Liability in respect of, any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or is entitled to rely on an opinion or advisory letter from the Internal Revenue Service and, to the Company’s knowledge, no circumstances exists that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or otherwise result in material Liability to any Group Company.
(d) As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened actions, claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made.
(e) Each Employee Benefit Plan has been maintained, funded, operated and administered in accordance with its terms and with applicable Law, in each case, in all material respects, and none of Group Companies or, to the Company’s knowledge, any other Person, is in material breach of, or default under, any Employee Benefit Plan.
(f) Except as set forth in Section 3.11(f) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies, (ii) increase the amount of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, result in any forgiveness of indebtedness, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies or (iv) impose any restrictions or limitations on any of the Group Companies’ rights to amend or terminate any Employee Benefit Plan.
(g) No amount that has been or could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
(h) No current or former director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies is entitled to any “gross-up” or similar payment from any Group Company in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.
Section 3.12. Environmental Matters. Except as would not have a Company Material Adverse Effect:
(a) None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.
(b) There is (and during the past three (3) years there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.
(c) To the Company’s knowledge, there has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances at any Leased Real Property or at any property of any material vendor of the Company.
(d) No Group Company has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under any Environmental Law.
The Group Companies have made available to Sandbridge copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13. Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) all material social media accounts and handles owned by any Group Company, and (iii) material unregistered Marks owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists (as applicable), for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration, or application date for such item, and (D) the issuance, registration, or application number for such item.
(b) As of the date of this Agreement, all necessary fees and filings with respect to any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Right has been canceled, abandoned, allowed to lapse, or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse, or not renew such issuance, registration, or application. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property, and, to the Company’s knowledge, no such Proceedings are threatened in writing by any Governmental Entity or any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned or purported to be owned by a Group Company, each inventor on the Patent has assigned all of its rights to a Group Company. No Group Company has granted any customer the right to use any material Company Product on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of (i) all current Contracts for Company Licensed Intellectual Property, (ii) Contracts to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right or interest in, any Company Owned Intellectual Property, and (iii) Contracts under which any Group Company is materially limited in its ability to use any material Company Owned Intellectual Property, in each case, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Open Source Software, (C) non-exclusive licenses to Intellectual Property Rights that accompany the sale of Company Products in the ordinary course of business, (D) non-exclusive licenses granted to employees, consultants or contractors of any Group Company for the purpose of providing services to such Group Company, and (E) non-disclosure agreements. The Group Companies own or have sufficient rights to use all Intellectual Property Rights used in connection with the Company’s business, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Registered Intellectual Property is subsisting and, to the Company’s knowledge, valid and enforceable. To the Company’s knowledge, all of the Group Companies’ rights in and to the unregistered Company Owned Intellectual Property are valid and enforceable.
(d) Each Group Company’s employees and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property since December 31, 2018 (each such person, a “Creator”) have assigned to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company with respect to such Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e) Each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how, and other confidential information owned by or in the possession of such Group Company. Without limiting the foregoing, no Group Company has disclosed any trade secrets, know-how, or confidential information to any employee, contractor, or any other Person unless such disclosure was under a written non-disclosure agreement containing limitations on use and disclosure, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there has been no violation or unauthorized access to or disclosure or use of any trade secrets, know-how or confidential information of a Group Company, or of any written obligations with respect to such, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) None of the Company Owned Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing, or exploitation thereof by the Group Companies or affects the validity, use, or enforceability of any such Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g) To the knowledge of the Company, neither the conduct of the business of the Group Companies nor any of the Company Products that are currently complete and are offered, marketed, licensed, provided, sold, distributed, or otherwise exploited by the Group Companies infringes, constitutes, or results from an unauthorized use or misappropriation of or otherwise violates or has, since December 31, 2015, infringed, constituted or resulted from an unauthorized use or misappropriation of or otherwise violated any Intellectual Property Rights of any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h) There is not currently, and since December 31, 2018, there has been no Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, or (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating or has, since December 31, 2018, infringed, misappropriated, misused, diluted or violated any Company Owned Intellectual Property. Since December 31, 2018, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property, other than ordinary course website takedown notices with respect to third party website content that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(j) The Group Companies have in their possession the source code and related documentation reasonably necessary to sell, provide, license and support Company Products that are currently complete and ready to be commercialized. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that embodies Company Owned Intellectual Property or Company Products, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license, or disclosure of any source code that is owned by a Group Company or otherwise embodies Company Owned Intellectual Property or Company Products to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(k) No Group Company has used, modified, linked to, created derivative works from or incorporated into any Company Products that are currently complete and ready to be commercialized, or into other Software that embodies Company Owned Intellectual Property any Open Source Software, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any

Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Group Companies are in material compliance with their Contracts relating to Open Source Software, including attribution and notice obligations.
(l) Each Group Company has a valid right to use any Company IT Systems owned by a third party that are used by such Group Company. The Company IT Systems are reasonably sufficient for the needs of the Group Companies, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner. To the knowledge of the Company, since December 31, 2018, there has been no failure, substandard performance of or security incident involving any Company IT System that has caused a material disruption to a Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Group Companies maintain commercially reasonable backup and data recovery, disaster recovery and business continuity plans and procedures, and facilities, and test such plans and procedures on a regular basis. To the knowledge of the Company, the Company IT Systems owned by the Company and Company Products that are currently complete and ready to be commercialized do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other routines or components intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase or otherwise harm Software, systems or data, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.14. Labor Matters.
(a) For the past three (3) years, the Group Companies have complied with, and are currently in compliance with, in all material respects, all applicable Laws and Orders with respect to employment and employment practices (including applicable Laws, rules and regulations regarding wage and hour requirements, meals and rest breaks, classification and compensation of independent contractors and employees, immigration status, discrimination in employment, sex-based discrimination, sexual harassment or sexual misconduct, employee health and safety, and collective bargaining). No executive or key employee of any Group Company has been the subject of any sexual harassment, sexual assault, sexual discrimination or other misconduct allegations during his or her tenure at the Company. To the Company’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with the applicable Group Company within the twelve (12) month period following the date hereof.
(b) For the past three (3) years, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(c) For the past three (3) years, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(d) No Group Company is a party to or bound by any collective bargaining agreement or other agreement with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor, to the Company’s knowledge, is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company. No notice, consent or consultation obligations with respect to any employees of any Group Company, or any labor union, labor organization, works council, employee delegate, representative or other employee collective group representing such employees, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.
(e) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
Section 3.15. Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Sandbridge. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.16. Tax Matters.
(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.
(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c) No Group Company is currently the subject of a Tax Proceeding with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax Proceeding that has not been resolved or completed in each case with respect to material Taxes.
(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.
(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens described in clause (b) of the definition thereof.
(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).
(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.
(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l) Each Group Company is tax resident only in its country of incorporation.
(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Sandbridge Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 3.17. Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6 (Fees and Expenses)), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.
Section 3.18. Real and Personal Property.
(a) Owned Real Property. No Group Company owns any real property.
(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Sandbridge. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.
(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
Section 3.19. Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Options’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). Except as disclosed on Section 3.19 of the Company Disclosure Schedules, no Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.
Section 3.20. Data Privacy and Security.
(a) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, each Group Company has, (i) for the past three (3) years, complied with applicable Privacy Obligations; and (ii) implemented and complied with an appropriate data protection compliance program and appropriate written policies and procedures relating to the Processing of Personal Data as and to the extent necessary in order to comply with all Privacy Obligations (“Privacy and Data Security Policies”). The Group Companies have adopted and published privacy notices and policies that describe their privacy practices to their websites, mobile applications or other electronic platforms and complied with those notices and policies, except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Group Companies have implemented an information security program that, as of the date of this Agreement and as of the Closing Date, is comprised of commercially reasonable and appropriate physical, technical, organizational and administrative security measures and policies and that complies with all Privacy Obligations and that is reasonably designed to protect and maintain the privacy, security and integrity of any Personal Data, confidential information or trade secrets in their possession or under their control, or otherwise Processed by such Group Companies, including to protect such data from any Security Breaches.
(b) For the past three (3) years, no Group Company has received written notice of any pending Proceedings, nor, to the knowledge of the Company, has there been any Proceedings against any Group Company initiated by: (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company: (A) is in violation of any applicable Privacy Obligations; or (B) is in violation of any Privacy and Data Security Policies.
(c) For the past three (3) years no Group Company has (i) received any written notice, request, correspondence or other communication from any Supervisory Authority, or, to the knowledge of the Company, been subject to any investigation or enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of its obligations under any Privacy Obligations; or (ii) received any claim, complaint, correspondence or other communication from a data subject or any other Person claiming a right to compensation under any Privacy Obligations, or alleging any breach of any Privacy Obligations.
(d) To the knowledge of the Company, for the past three (3) years: (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company or any Processor; (ii) there have been no unauthorized intrusions or breaches of security into any Group Company or Processor systems, or (iii) any other personal data breaches or Security Breaches suffered by any Group Company or any Processor leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, any Personal Data and no claims have been made by any third party alleging the same, except with respect to (i), (ii), and (iii) as would not reasonably be expected to be material to the Group Companies, taken as a whole. To the knowledge of the Company, no Group Company has been notified in writing, or been required by applicable Law, Governmental Entity, or Contract to notify in writing, any Person of any Security Breach.
(e) For the past three (3) years, each Group Company has complied with all applicable requirements under all applicable Privacy Obligations relating to the disclosure or transfer of Personal Data outside the European Economic Area, except where noncompliance would not reasonably be expected to be material to the Group Companies, taken as a whole.
(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby complies with the Group Companies’ applicable privacy notices and policies and with all other Privacy Obligations, except where any such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.21. Compliance with International Trade & Anti-Corruption Laws.
(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since December 31, 2018, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since the incorporation of the Company, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).
(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 3.22. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or mailed to the Pre-Closing Sandbridge Holders or at the time of the Sandbridge Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.23. Regulatory Compliance.
(a) Except as set forth on Section 3.23(a) of the Company Disclosure Schedules, since January 1, 2018, all products developed, tested, investigated, produced, manufactured, labeled, stored, promoted, marketed, imported, exported, distributed, or sold by or on behalf of the Group Companies have been, and are being, developed, tested, investigated, produced, manufactured, labeled, distributed, stored, promoted, marketed, imported, exported, distributed and sold in compliance in all material respects with applicable

FDA Laws, including, as applicable, those relating to non-clinical research, clinical research, establishment registration, device listing, premarket notification, Quality System Regulation, labeling, advertising, record-keeping, device importation and exportation, adverse event and malfunction reporting and reporting of corrections and removals.
(b) Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, the Company holds all material Permits, including 510(k) clearances or premarket approvals required by applicable FDA Laws. The Company is, and since January 1, 2018 has been, in compliance in all material respects with all such Permits. Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, to the Company’s knowledge, no Governmental Entity is considering limiting, suspending or revoking any product’s Permits or changing the marketing classification or labeling of any of the Company Products in any material respect.
(c) There are no Proceedings pending or, to the Company’s knowledge, threatened in writing by or on behalf of the FDA or any other Governmental Entity that has jurisdiction over the operations of any Group Company alleging material noncompliance with applicable Laws. Since January 1, 2018, the Group Companies have not received any written notice or communication from any Governmental Entity or third party alleging or asserting material noncompliance with any applicable FDA Law, any warning or untitled letter, notice of violation, notice of inspectional observations, notice of import or export prohibition, import detention or refusal, unresolved Form FDA-483, or similar written letter or notice alleging noncompliance.
(d) Except as set forth on Section 3.23(d) of the Company Disclosure Schedules, since January 1, 2018, no product distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing, and, to the Company’s knowledge, there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field notification, field correction, safety alert, termination, seizure, denial, detention, or suspension of the manufacturing, marketing or distribution, of any such product, (ii) a change in the labeling of any such product or (iii) a termination, seizure, or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product, except, in each case, that would not reasonably be expected to be material to the Group Companies taken as a whole.
(e) Any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were and, if ongoing, are being conducted in accordance with applicable Laws, including, as applicable, FDA Laws. The Group Companies have not received any written notices or correspondence from the FDA, other Governmental Entity, or any institutional review board or other ethics committee exercising comparable authority threatening to initiate or require the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Group Companies.
(f) To the knowledge of the Company, all filings, notifications, reports, and submissions to the FDA and any similar Governmental Entity made by or on behalf of the Group Companies were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update.
(g) None of the Group Companies, any of its officers, employees, nor to the knowledge of the Company, any of its agents or distributors have (i) made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submissions to any Governmental Entity or in any material legal proceeding; or (ii) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy.
Section 3.24. Product Warranties; Product Liability.
(a) There are currently no claims or other Proceedings that have been submitted or asserted and are ongoing relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge there is no design or manufacturing defect, nor any failure to warn, nor any non-conformity with applicable product warranties, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) There are no claims or other Proceedings pending or threatened in writing alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.25. Investigation; No Other Representations.
(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets and liabilities of the Sandbridge Parties and (ii) it has been furnished with or given access to such documents and information about the Sandbridge Parties and their respective businesses as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Sandbridge Party, any Sandbridge Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Sandbridge Parties, any Sandbridge Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.26. EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY SANDBRIDGE PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY SANDBRIDGE PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY SANDBRIDGE PARTY OR ANY SANDBRIDGE NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE

DEEMED TO BE RELIED UPON BY ANY SANDBRIDGE PARTY OR ANY SANDBRIDGE NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE SANDBRIDGE PARTIES
(a) Subject to the last sentence of Section 8.8 (Annexes, Exhibits and Schedules), except as set forth on the Sandbridge Disclosure Schedules, or (b) except as set forth in any Sandbridge SEC Reports (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Sandbridge SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.6 (Capitalization of the Sandbridge Parties) and Section 4.8 (Trust Account)), each Sandbridge Party hereby represents and warrants to the Company as follows:
Section 4.1. Organization and Qualification. Each Sandbridge Party is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it now being conducted. The copies of each Sandbridge Party’s Governing Documents, as amended to the date of this Agreement, previously filed with the SEC or delivered by Sandbridge to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Sandbridge. Each Sandbridge Party is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not have a Sandbridge Material Adverse Effect.
Section 4.2. Authority. Each Sandbridge Party has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Sandbridge Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.10 (Merger Sub Shareholder Approval), the execution and delivery of this Agreement, the Ancillary Documents to which a Sandbridge Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such Sandbridge Party and this Agreement and the transactions contemplated hereby have been determined by the Sandbridge Board as advisable to Sandbridge and the Sandbridge stockholders and recommended for approval by the Sandbridge stockholders. The foregoing votes and the consent of the PIMCO Private Funds, which has been obtained, are the only votes of any of Sandbridge’s stockholders necessary in connection with entry into this Agreement by Sandbridge and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing. No other company proceeding on the part of Sandbridge or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Sandbridge Stockholder Approval). This Agreement has been and each Ancillary Document to which a Sandbridge Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Sandbridge Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Sandbridge Party (assuming this Agreement has been and the Ancillary Documents to which such Sandbridge Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Sandbridge Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 4.3. Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Sandbridge Party with respect to such Sandbridge Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the NYSE to permit the Sandbridge Common Stock to be issued to non-accredited investors in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on the NYSE, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.10 (Merger Sub Shareholder Approval), (vi) the Sandbridge Stockholder Approval and (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Sandbridge Material Adverse Effect.
(b) Neither the execution, delivery or performance by a Sandbridge Party of this Agreement nor the Ancillary Documents to which a Sandbridge Party is or will be a party nor the consummation by a Sandbridge Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Sandbridge Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Sandbridge Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Sandbridge Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Sandbridge Party, except in the case of clauses (ii) through (iv) above, as would not have a Sandbridge Material Adverse Effect.
Section 4.4. Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Sandbridge Disclosure Schedules (which fees shall be the sole responsibility of the Sandbridge, except as otherwise provided in Section 8.6 (Fees and Expenses)), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sandbridge for which Sandbridge has any obligation.
Section 4.5. Information Supplied. None of the information supplied or to be supplied by or on behalf of either Sandbridge Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or is mailed to the Pre-Closing Sandbridge Holders or at the time of the Sandbridge Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.6. Capitalization of the Sandbridge Parties.
(a) Section 4.6(a) of the Sandbridge Disclosure Schedules, inclusive of the notes thereto, sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Sandbridge Common Stock and the Sandbridge Warrants as of the date hereof and as of the Closing Date. All outstanding Equity Securities of Sandbridge (except to the extent such concepts are not applicable under the applicable Law of the State of Delaware or other applicable Law) (i) have been duly authorized and validly issued and are fully paid and non-assessable and (ii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Such Equity Securities (i) were not issued in violation of the Governing Documents of Sandbridge and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Sandbridge) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Sandbridge Common Stock and Sandbridge Warrants set forth on Section 4.6(a) of the Sandbridge Disclosure Schedules, immediately prior to Closing, there shall be no other outstanding Equity Securities of Sandbridge.

(b) Except as expressly contemplated by this Agreement, the Sandbridge SEC Reports, the Ancillary Documents, the PIPE Investment or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and Sandbridge, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Sandbridge, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Sandbridge, there is no obligation of Sandbridge, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Sandbridge.
(c) The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Sandbridge free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, Sandbridge has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub and has never owned any equity interest in another Person other than Merger Sub.
Section 4.7. SEC Filings. Sandbridge has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Sandbridge SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Sandbridge SEC Reports”). Each of the Sandbridge SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Sandbridge SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Sandbridge SEC Reports or the Additional Sandbridge SEC Reports (for purposes of the Additional Sandbridge SEC Reports, assuming that the representation and warranty set forth in Section 3.22 (Information Supplied) is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Sandbridge SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Sandbridge SEC Reports, assuming that the representation and warranty set forth in Section 3.22 (Information Supplied) is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Sandbridge SEC Reports. To the knowledge of Sandbridge, none of the Sandbridge SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 4.8. Trust Account. As of the date of this Agreement, Sandbridge has an amount in cash in the Trust Account equal to at least $230,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of September 14, 2020 (the “Trust Agreement”), between Sandbridge and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied)

that would cause the description of the Trust Agreement in the Sandbridge SEC Reports to be inaccurate in any material respect or, to Sandbridge’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Sandbridge Holders who shall have elected to redeem their Sandbridge Class A Common Stock pursuant to the Governing Documents of Sandbridge or (iii) if Sandbridge fails to complete a business combination within the allotted time period set forth in the Governing Documents of Sandbridge and liquidates the Trust Account, subject to the terms of the Trust Agreement, Sandbridge (in limited amounts to permit Sandbridge to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Sandbridge) and then the Pre-Closing Sandbridge Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Sandbridge and the Trust Agreement. Sandbridge has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Sandbridge, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending or, to the knowledge of Sandbridge, threatened in writing with respect to the Trust Account. Sandbridge has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Sandbridge Holders who have elected to redeem their Sandbridge Class A Common Stock pursuant to the Governing Documents of Sandbridge, each in accordance with the terms of and as set forth in the Trust Agreement, Sandbridge shall have no further obligation under either the Trust Agreement or the Governing Documents of Sandbridge to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Sandbridge nor Merger Sub has any reason to believe that any of the conditions to the release and use of funds held in the Trust Account will not be satisfied if and when the Closing occurs pursuant to the terms of this Agreement.
Section 4.9. Transactions with Affiliates. Section 4.9 of the Sandbridge Disclosure Schedules sets forth all Contracts between (a) Sandbridge, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Sandbridge or the Sponsor, on the other hand (each Person identified in this clause (b), a “Sandbridge Related Party”), other than (i) Contracts with respect to a Sandbridge Related Party’s employment with, or the provision of services to, Sandbridge entered into in the ordinary course of business (including employment agreements, benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a Pre-Closing Sandbridge Holder’s or a holder of Sandbridge Warrants’ status as a holder of Sandbridge Common Stock or Sandbridge Warrants, as applicable, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.12 (Conduct of Business of Sandbridge) or entered into in accordance with Section 5.12 (Conduct of Business of Sandbridge). No Sandbridge Related Party (A) owns any interest in any material asset used in the business of Sandbridge, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Sandbridge or (C) owes any material amount to, or is owed material any amount by, Sandbridge. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Sandbridge Related Party Transactions”.
Section 4.10. Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Sandbridge’s knowledge, threatened against or involving any Sandbridge Party, their respective properties or assets, or, to the knowledge of Sandbridge, any of their respective directors, managers, officers or employees (in their capacity as such) that, if adversely decided or resolved, would be material to the Sandbridge Parties, taken as a whole. None of the Sandbridge Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Sandbridge Party pending or threatened against any other Person.
Section 4.11. Compliance with Applicable Law. Each Sandbridge Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a Sandbridge Material Adverse Effect. Since the date of its respective incorporation, neither Sandbridge Party has received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Sandbridge.
Section 4.12. Business Activities.
(a) Since its incorporation, Sandbridge has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Sandbridge’s Governing Documents, there is no Contract binding upon any Sandbridge Party or to which any Sandbridge Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).
(b) Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
(c) As of the date hereof and except for this Agreement, the Ancillary Documents and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Sandbridge Party are party to any Contract with any other Person that would require payments by Sandbridge or any of its Subsidiaries after the date hereof in excess of $1,000,000 in the aggregate with respect to any individual Contract.
Section 4.13. Investment Company Act; JOBS Act. Sandbridge is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Sandbridge constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 4.14. Internal Controls; Listing; Financial Statements.
(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Sandbridge’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Sandbridge has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Sandbridge’s financial reporting and the preparation of Sandbridge’s financial statements for external purposes in accordance with GAAP and (ii) Sandbridge has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Sandbridge is made known to Sandbridge’s principal executive officer and principal financial officer by others within Sandbridge.
(b) Sandbridge has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c) Since its initial public offering, Sandbridge has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE. The classes of securities representing issued and outstanding Sandbridge Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no Proceeding pending or, to the knowledge of Sandbridge, threatened against Sandbridge by the NYSE or the SEC with respect to any intention by such entity to deregister Sandbridge Class A Common Stock or prohibit or terminate the listing of Sandbridge Class A Common Stock on the NYSE. Sandbridge has not taken any action that is designed to terminate the registration of Sandbridge Class A Common Stock under the Exchange Act.

(d) The Sandbridge SEC Reports contain true and complete copies of the applicable Sandbridge Financial Statements. The Sandbridge Financial Statements (i) fairly present in all material respects the financial position of Sandbridge as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (iii) in the case of the audited Sandbridge Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e) Sandbridge has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP. Sandbridge maintains and, for all periods covered by the Sandbridge Financial Statements, has maintained books and records of Sandbridge in the ordinary course of business that are accurate and complete in all material respects and reflect the revenues, expenses, assets and liabilities of Sandbridge in all material respects.
(f) Since its incorporation, Sandbridge has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Sandbridge to Sandbridge’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Sandbridge to Sandbridge’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Sandbridge who have a significant role in the internal controls over financial reporting of Sandbridge.
(g) Except as disclosed in filings with the SEC, neither Sandbridge nor Merger Sub have any material Indebtedness.
(h) There are no outstanding loans or other extensions of credit made by Sandbridge to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Sandbridge.
(i) The books and records of Sandbridge have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
Section 4.15. Absence of Changes. Since November 13, 2020, there has not been any event or occurrence that has had, or would not reasonably be expected to have, a Sandbridge Material Adverse Effect.
Section 4.16. No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.16 of the Sandbridge Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) that are incurred in connection with or incident or related to a Sandbridge Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.12 (Conduct of Business of Sandbridge) or incurred in accordance with Section 5.12 (Conduct of Business of Sandbridge) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the Sandbridge Financial Statements included in the Sandbridge SEC Reports, none of the Sandbridge Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
Section 4.17. Tax Matters.
(a) Sandbridge has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Sandbridge has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Sandbridge has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c) Sandbridge is not currently the subject of a Tax Proceeding with respect to material taxes. Sandbridge has not been informed in writing of the commencement or anticipated commencement of any Tax Proceeding that has not been resolved or completed, in each case with respect to material Taxes.
(d) Sandbridge has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Sandbridge which agreement or ruling would be effective after the Closing Date.
(f) Sandbridge is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g) There are no Liens for material Taxes on any asset of Sandbridge other than Permitted Liens described in clause (b) of the definition thereof.
(h) Sandbridge is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract (i) entered into in the ordinary course of business or (ii) that is not primarily related to Taxes).
(i) Sandbridge is tax resident only in its country of incorporation.
(j) Sandbridge Parties has not taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of Sandbridge, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 4.18. No General Solicitation. In issuing the Sandbridge Class A Common Stock pursuant to this Agreement, neither Sandbridge nor, to Sandbridge’s knowledge, anyone acting on its behalf has offered to sell Sandbridge Class A Common Stock by any form of general solicitation or advertising.
Section 4.19. Compliance with International Trade & Anti-Corruption Laws.
(a) Since Sandbridge’s incorporation, neither Sandbridge nor, to Sandbridge’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since Sandbridge’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).
(b) Since Sandbridge’s incorporation, neither Sandbridge nor, to Sandbridge’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.20. PIPE Investment Amount; Subscription Agreements. Sandbridge has provided true and correct copies of each of the Subscription Agreements to the Company on or prior to the date of this Agreement. Such Subscription Agreements are in full force and effect with respect to, and binding on, Sandbridge and, to the knowledge of Sandbridge, on each PIPE Investor party thereto, in accordance with their terms.
Section 4.21. Investigation; No Other Representations.
(a) Each Sandbridge Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, liabilities, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Sandbridge Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each Sandbridge Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.22. EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY GROUP COMPANY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NO SANDBRIDGE PARTY OR ANY SANDBRIDGE NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND SANDBRIDGE EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE BUSINESS AND AFFAIRS OF THE SANDBRIDGE PARTIES THAT HAVE BEEN MADE AVAILABLE TO ANY GROUP COMPANY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SANDBRIDGE BY THE MANAGEMENT OF SANDBRIDGE OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY GROUP COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE SANDBRIDGE PARTIES, ANY SANDBRIDGE NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO

BE RELIED UPON BY ANY GROUP COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
Article 5
COVENANTS
Section 5.1. Conduct of Business of the Company.
(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement (including in connection with the PIPE Investment) or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Sandbridge (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), use commercially reasonable efforts to (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.
(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement (including in connection with the PIPE Investment), the Ancillary Documents, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Sandbridge (such consent, not to be unreasonably withheld, conditioned or delayed) not do any of the following:
(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;
(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Stockholders Agreements;
(iv) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of Company Common Stock upon the exercise or settlement of any Company Options outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement as in effect on the date of this Agreement;
(v) enter into, renew, modify or revise any Company Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Company Related Party Transaction);
(vi) incur, create or assume any Indebtedness, other than ordinary course trade payables;
(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;
(viii) except (x) as required under the terms of any Employee Benefit Plan as in effect on the date of this Agreement and that is set forth on the Section 3.11(a) of the Company Disclosure

Schedules or (y) in order to comply with applicable Law, (A) materially amend or modify, or adopt, establish, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program, Contract or arrangement that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) grant to any director, manager, officer, employee, individual independent contractor or other service provider of any Group Company any bonus, incentive, severance, termination pay, or similar payment or increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, other than increases in base compensation for non-officer employees with an annual base cash compensation of less than $200,000 (after giving effect to any such increase) in the ordinary course of business consistent with past practice, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) hire, engage or terminate the employment or engagement of any director, manager, officer, employee, individual independent contractor or other service provider, other than any non-officer employee with an annual base cash compensation of less than $200,000 in the ordinary course of business consistent with past practice and other than terminations for cause, (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (F) promise, commit or agree to do any of the foregoing, or make any communications or commitments regarding any compensation or benefits following the Effective Time;
(ix) negotiate, enter into, amend or extend any Contract with any labor union, labor organization, works council, employee delegate, representative or other employee collective group;
(x) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Sandbridge or any of its Affiliates after the Closing);
(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;
(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xv) (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(iv), Section 3.7(a)(v), Section 3.7(a)(ix), Section 3.7(a)(xi)(B) or Section 3.7(a)(xiii) (excluding, for the avoidance of doubt, any expiration or extension or renewal of any such Material Contract pursuant to its terms, on its existing terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(iv), Section 3.7(a)(v), Section 3.7(a)(ix), Section 3.7(a)(xi)(B) or Section 3.7(a)(xiii) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(iv), Section 3.7(a)(v), Section 3.7(a)(ix), Section 3.7(a)(xi)(B) or Section 3.7(a)(xiii);
(xvi) (A) exclusively license, sell, assign, transfer, abandon, allow to lapse or otherwise dispose of any Intellectual Property Rights material to the operation of the Group Companies’ business; (B) amend, modify, terminate, or waive any material benefit or right under, any Contract of the type required to be disclosed in Section 3.13(c)(i) of the Company Disclosure Schedules that is material to the operation of the Group Companies’ business (excluding, for the avoidance of doubt, any expiration or extension or automatic renewal of any such Contract pursuant to its terms or in the ordinary course of business); or (C) enter into any Contract under which any Group Company is limited in any material respect in its ability to use or enforce any material Company Owned Intellectual Property, excluding non-exclusive licenses granted in the ordinary course of business; or
(xvii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to take any COVID Actions without the prior written consent of Sandbridge; provided, that the Company will consult in good faith with Sandbridge with respect to the taking of any such COVID Actions a reasonable time prior to doing so, to the extent practicable.
Section 5.2. Efforts to Consummate; Litigation.
(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement and (ii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Sandbridge). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. Each Party shall pay fifty percent (50%) of the costs associated with obtaining such Consents, including the HSR Act filing fee; provided, however, that each Party shall bear its out of pocket costs and expenses in connection with the preparation of such Consents. Sandbridge shall pay the SEC filing fee in connection with its filing of the Registration Statement / Proxy Statement. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) after the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Sandbridge shall promptly inform the Company of any communication between any Sandbridge Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Sandbridge of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) no Party or any of its respective Affiliates shall extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Sandbridge and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, (iv) enter into new licenses or other agreements or (v) take or commit to any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties. No Party shall agree to any of the foregoing measures with respect to any other Party, except with Sandbridge’s and the Company’s prior written consent.
(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Sandbridge Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Sandbridge Party) or Sandbridge (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Sandbridge Party, the Company, or, in the case of the Company, Sandbridge in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Sandbridge Party, the Company, or, in the case of the Company, Sandbridge, the opportunity to attend and participate in such meeting or discussion.
(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Sandbridge, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Sandbridge, any of the Sandbridge Parties or any of their respective Representatives (in their capacity as a representative of a Sandbridge Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Sandbridge Party). Sandbridge and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) not settle any such Transaction Litigation without the prior written consent of the other party, such consent not to be unreasonably withheld, conditions or delayed.
Section 5.3. Confidentiality and Access to Information.
(a) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, except as necessary to complete the Registration Statement / Proxy Statement and in connection with other filings to be made by Sandbridge with the SEC and Sandbridge’s efforts to pursue closing of the transactions contemplated by this Agreement, the Company, on the one hand, and Sandbridge, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Party or its respective business or operations furnished to it by such other Party or its Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each party shall not use such information, except in connection with the transactions contemplated by this Agreement, or release or disclose such information to any other person, except its Representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such Party shall give timely written notice to the other Parties so that such Parties may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information, but in no event with less than a commercially reasonable degree of care. The Parties acknowledge that some previously confidential information will be required to be disclosed in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this

Section 5.3(a) conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.
(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Sandbridge and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Sandbridge or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Obligation, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, obligation or Law), or (ii) if any Group Company, on the one hand, and any Sandbridge Party, any Sandbridge Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
Section 5.4. Notice of Developments. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event prior to the Closing) notify the Sandbridge Parties in writing, and Sandbridge shall promptly (and in any event prior to the Closing) notify the Company in writing, upon any of the Group Companies or the Sandbridge Parties, as applicable, becoming aware: (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of any Party to effect the Merger not to be satisfied, (ii) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (iii) of any notice or other communication from any Governmental Entity relating to the ability of the Parties to consummate the Merger or the timing thereof, or (iv) of the commencement or initiation or threat of commencement or initiation of any Proceeding regarding the Merger. The delivery of any notice pursuant to this Section 5.4 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any Ancillary Document or otherwise limit or affect the rights of, or the remedies available to, the Sandbridge Parties or the Company, as applicable.
Section 5.5. Public Announcements.
(a) Subject to Section 5.5(b), Section 5.8 (Preparation of Registration Statement / Proxy Statement) and Section 5.9 (Sandbridge Stockholder Approval), none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Sandbridge or, after the Closing, Sandbridge; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any Sandbridge Party, or Sandbridge, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.
(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Sandbridge prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Sandbridge shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Sandbridge shall consider such comments in good faith. The Company, on the one hand, and Sandbridge, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Sandbridge, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Sandbridge shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and disclosures required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Section 5.6. Tax Matters.
(a) Tax Treatment.
(i) To the extent applicable, the Parties intend that the transactions shall be treated as a transaction that qualifies under Section 351 of the Code or that the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.6(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Required Sandbridge Stockholder Approval has been obtained Sandbridge and the Company mutually determine in good faith that the transactions are not expected to qualify as a transaction under Section 351 of the Code and that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of Sandbridge (“Newco”), with Newco being the surviving company in such merger.
(ii) Sandbridge and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.
(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any Tax Proceeding.

(c) Transfer Taxes. The Surviving Company shall be responsible for any sale, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Merger or the other transactions contemplated by this Agreement.
Section 5.7. Exclusive Dealing.
(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Sandbridge promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Sandbridge reasonably informed on a current basis of any modifications to such offer or information.
(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Sandbridge Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Sandbridge Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Sandbridge Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Sandbridge Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Sandbridge Party (or any Affiliate or successor of any Sandbridge Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Sandbridge agrees to (A) notify the Company promptly upon receipt of any Sandbridge Acquisition Proposal by any Sandbridge Party, and to describe the material terms and conditions of any such Sandbridge Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Sandbridge Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.
Section 5.8. Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Sandbridge and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Sandbridge or the Company, as applicable), and Sandbridge shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a prospectus of Sandbridge which will be included therein as a prospectus and which will be used for the Sandbridge Stockholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Sandbridge’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the NYSE). Each of Sandbridge and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Prior to the effective date of the Registration Statement / Proxy Statement, Sandbridge shall take any and all actions required under any applicable federal or state securities laws in connection with the issuance of shares of Sandbridge Common Stock, in each case to be issued or issuable to the Company Stockholders pursuant to this Agreement, and as promptly as practicable after finalization of the Registration Statement / Proxy Statement, each of the Company and Sandbridge shall mail the Registration Statement / Proxy Statement to their respective stockholders. Sandbridge, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.8 or for including in any other statement, filing, notice or application made by or on behalf of Sandbridge to the SEC or the NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including, delivering customary tax representation letters to counsel to enable such counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Sandbridge Party, the Company, or, in the case of the Company, Sandbridge, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Sandbridge, the Company, or, in the case of the Company, Sandbridge (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Sandbridge shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Sandbridge Holders. No filing of, or amendment or supplement to the Registration Statement / Proxy Statement will be made by Sandbridge without providing the Company a reasonable opportunity to review and comment on the Registration Statement / Proxy Statement and any amendment or supplement thereto. Sandbridge shall consider in good faith the comments of the Company in respect of such filing, amendment or supplement, and shall cooperate in good faith with the Company with respect to the incorporation of such comments. Sandbridge shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement or the time at which any supplement or amendment has been filed, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Sandbridge Common Stock for offering or sale in any jurisdiction (and Sandbridge and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of any request by the SEC for amendment of the Registration Statement / Proxy Statement or comments thereon and responses thereto or requests from the SEC for additional information. Each of the Parties shall ensure that none of the information related to it or any of its Non-Party Affiliates or its or their respective Representatives supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at any time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Sandbridge shall consult with the Company in good faith in connection with any response to comments of the SEC or its staff with respect to the Registration Statement / Proxy Statement and any amendment to the Registration Statement / Proxy Statement filed in response thereto, shall consider in good faith the comments of the Company in respect thereof and shall cooperate in good faith with the Company with respect to the incorporation of any such comments.
Section 5.9. Sandbridge Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Sandbridge shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its stockholders (the “Sandbridge Stockholders Meeting”) in accordance with the Governing Documents of Sandbridge, for the purposes of obtaining the Sandbridge Stockholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Sandbridge Stockholder Redemption. Sandbridge shall, through unanimous approval of its board of directors, recommend to its stockholders (the “Sandbridge Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance of the Sandbridge Common Stock in connection with the transactions contemplated by this Agreement as required by the NYSE listing requirements (the “Stock Issuance Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of Sandbridge contemplated by the Owlet Pubco Certificate of Incorporation and the Owlet Pubco Bylaws (the “Governing Document Proposals”); (iv) the adoption and approval of the Owlet Pubco Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (v) the adoption and approval of the Owlet Pubco Employee Stock Purchase Plan; (vi) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement / Proxy Statement or correspondence related thereto, (vii) the adoption and approval of any other proposal the parties reasonably deem necessary to effectuate the transactions contemplated by this Agreement, and (viii) adjournment of the Sandbridge Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (viii) together, the “Transaction Proposals”); provided, that Sandbridge may adjourn the Sandbridge Stockholders Meeting, but only to (w) to solicit additional proxies for the purpose of obtaining the Sandbridge Stockholder Approval, (x) for the absence of a quorum, (y) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Sandbridge has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Sandbridge Holders prior to the Sandbridge Stockholders Meeting, (z) to solicit additional proxies for the purpose of obtaining the Sandbridge Stockholder Approval in the event that the holders of Sandbridge Class A Common Stock have elected to redeem a number of shares of Sandbridge Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied or (aa) upon receipt of a Company Adjournment Request; provided, further, that the Sandbridge Stockholders Meeting shall not be adjourned to a date that is more than fifteen (15) days after the date for which the Sandbridge Stockholders Meeting was originally scheduled (in addition to any adjournments required by applicable law) and shall not be held later than three (3) Business Days prior to the Termination Date. By written notice, the Company may request that Sandbridge adjourn the Sandbridge Stockholders Meeting (“Company Adjournment Request”) until the earlier of (A) 15 days after the date for which the Sandbridge Stockholders Meeting was then scheduled or (B) the date that is the third Business Day prior to the Termination Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the Sandbridge Stockholder Approval or for the absence of a quorum of the Sandbridge stockholders. Upon receipt of the Company Adjournment Request, Sandbridge shall adjourn the Sandbridge Stockholders Meeting for the period of time specified in the Company Adjournment Request; provided, that the Company may not issue more than on Company Adjournment Request. The board of directors of Sandbridge shall not withdraw, amend, qualify or modify the Sandbridge Board Recommendation. To the fullest extent permitted by applicable Law, (i) Sandbridge agrees to establish a record date for, duly call, give notice to, convene and hold the Sandbridge Stockholders Meeting, and (ii) Sandbridge agrees that if the Sandbridge Stockholder Approval shall not have been obtained at any such Sandbridge Stockholders Meeting, then Sandbridge shall promptly continue to take all necessary actions, including actions required by this Section 5.9, and hold additional Sandbridge Stockholders Meetings in order to obtain the Sandbridge Stockholders Approval.
Section 5.10. Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Sandbridge, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).
Section 5.11. Insider Letter. Sandbridge shall not waive the obligations of any Person under Section 2 of the Sandbridge Insider Letter to vote Sandbridge Common Stock held by them in favor of the Merger.
Section 5.12. Conduct of Business of Sandbridge.
(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sandbridge shall, and shall cause its Subsidiaries (including Merger Sub) to, except as expressly contemplated by this Agreement (including as contemplated by the PIPE Investment) or any Ancillary Document, as required by applicable Law, as set forth on Section 5.12(a) of the Sandbridge Disclosure Schedules, or as consented to in writing by the Company (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), use commercially reasonable efforts to operate the business of Sandbridge and its Subsidiaries (including Merger Sub) in the ordinary course consistent with past practice.
(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sandbridge shall not, and shall cause its Subsidiaries (including Merger Sub) not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt in connection with the PIPE Investment), as required by applicable Law, as set forth on Section 5.12(b) of the Sandbridge Disclosure Schedules or as consented to in writing by the Company, not to be unreasonably withheld, do any of the following:
(i) adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any Sandbridge Party or any of its Subsidiaries;
(ii) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Sandbridge or any of its Subsidiaries, or repurchase, redeem (other than in connection with any Sandbridge Stockholder Redemptions) or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Sandbridge or any of its Subsidiaries, as applicable;
(iii) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
(iv) incur, create or assume any Indebtedness;
(v) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Sandbridge or any of its Subsidiaries;
(vi) issue any Equity Securities of Sandbridge or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Sandbridge or any of its Subsidiaries;
(vii) enter into, modify or revise any Sandbridge Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Sandbridge Related Party Transaction);
(viii) engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;
(ix) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(x) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(xi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or
(xii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.12.
Notwithstanding anything in this Section 5.12 or this Agreement to the contrary, nothing set forth in this Agreement shall prohibit any Sandbridge Party from using, or otherwise restrict the ability of any Sandbridge Party to use, the funds held by Sandbridge outside the Trust Account to pay its fees and expenses and other Liabilities, or from otherwise distributing or paying over any funds held by Sandbridge outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 5.13. NYSE Listing. Sandbridge shall use its reasonable best efforts to cause Sandbridge to satisfy all applicable continuing listing requirements of the NYSE.

Section 5.14. Trust Account.
(a) If the amount of cash available in the Trust Account following the Sandbridge Stockholders Meeting, after deducting (x) the amounts payable, if any, to the Public Stockholders pursuant to the Sandbridge Stockholder Redemption, (y) any deferred underwriting commissions being held in the Trust Account, and (z) any Sandbridge Transaction Expenses, (the resulting amount, the “Available Sandbridge Cash”), is equal to or greater than $140,000,000 (the “Minimum Available Sandbridge Cash Amount”), then the condition set forth in Section 6.3(c) shall be satisfied.
(b) Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, at the Closing, Sandbridge shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders pursuant to the Sandbridge Stockholder Redemption, (B) pay the amounts due to the underwriters of Sandbridge’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Sandbridge in accordance with the Trust Agreement.
Section 5.15. Company Stockholder Approval. Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to obtain promptly after the execution of this Agreement, and in any event no later than 5:00pm Eastern Time on the day next succeeding the date of this Agreement, an irrevocable written consent from the Requisite Company Stockholders, pursuant to which such Requisite Company Stockholders will approve and adopt the matters required for the Company Stockholder Approval (the “Written Consent”). The Written Consent shall be irrevocable with respect to all shares of Company Stock owned beneficially or of record by the Requisite Company Stockholders or as to which such Requisite Company Stockholders have, directly or indirectly, the right to vote or direct the voting thereof.
Section 5.16. PIPE Subscriptions. Unless otherwise approved in writing by the Company, Sandbridge shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination) any provision or remedy under, or any replacements of, any of the Subscription Agreements; provided, that any modification or waiver that is solely ministerial in nature or otherwise immaterial shall not require the prior written consent of the Company. Subject to the immediately preceding sentence, Sandbridge shall take, or cause to be taken, all actions required, necessary or that it otherwise deems proper or advisable to consummate the transactions contemplated by the Subscription Agreements in all material respects on the terms described therein, including to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Sandbridge the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. In the event that any PIPE Investor terminates, attempts to terminate or provides written notice to Sandbridge of its intent to terminate such PIPE Investor’s obligations under its Subscription Agreement, then, notwithstanding the restrictions on replacements in the foregoing, Sandbridge shall be entitled to arrange for the purchase by third Persons of the subject shares of Sandbridge Class A Common Stock in connection with the transactions contemplated by this Agreement on the same terms and conditions as the other PIPE Investors have agreed pursuant to their respective Subscription Agreements; provided that such third Persons shall be reasonably acceptable to the Company as confirmed in writing by the Company prior to Sandbridge’s entry into a Subscription Agreement with such third Persons.
Section 5.17. Sandbridge Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Sandbridge Party, as provided in the applicable Sandbridge Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Sandbridge will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Sandbridge shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable

Sandbridge Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Sandbridge Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Sandbridge Party (the “Sandbridge D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Sandbridge D&O Person was a director or officer of any Sandbridge Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) Sandbridge shall not have any obligation under this Section 5.17 to any Sandbridge D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Sandbridge D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c) For a period of six (6) years after the Effective Time, Sandbridge shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Sandbridge Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Sandbridge’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that Sandbridge shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by Sandbridge prior to the date of this Agreement and, in such event, Sandbridge shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by Sandbridge prior to the date of this Agreement.
(d) If Sandbridge or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Sandbridge shall assume all of the obligations set forth in this Section 5.17.
(e) The Sandbridge D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.17 are intended to be third-party beneficiaries of this Section 5.17. This Section 5.17 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Sandbridge.
Section 5.18. Company Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Sandbridge will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Sandbridge shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) None of Sandbridge or the Group Companies shall have any obligation under this Section 5.17(e) to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c) The Company shall purchase, at or prior to the Closing, and Sandbridge shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, Sandbridge or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, Sandbridge or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d) If Sandbridge or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Sandbridge shall assume all of the obligations set forth in this Section 5.17(e).
(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.17(e) are intended to be third-party beneficiaries of this Section 5.17(e). This Section 5.17(e) shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Sandbridge.
Section 5.19. Post-Closing Directors and Officers.
(a) Sandbridge shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time the Sandbridge Board shall initially consist of up to nine (9) directors.
(b) Sandbridge shall designate the two (2) individuals identified on Section 5.19(b) of the Sandbridge Disclosure Schedules to serve as directors on the Sandbridge Board, in the classes indicated, effective as of the Effective Time, at least one of whom shall be an “independent” director for purposes of NYSE.
(c) The Company shall designate up to seven (7) individuals identified on Section 5.19(c) of the Company Disclosure Schedules to serve as directors on the Sandbridge Board, in the classes indicated, effective as of the Effective Time.
(d) Effective as of the Effective Time, the individuals identified on Section 5.19(d) of the Company Disclosure Schedules shall serve on the committee(s) of the Sandbridge Board as set forth opposite his or her name.
(e) Effective as of the Effective Time, the individuals identified on Section 5.19(e) of the Company Disclosure Schedules shall be the officers of Sandbridge, with each such individual holding the title set forth opposite his or her name.

Section 5.20. PCAOB Financials.
(a) As promptly as reasonably practicable, and in any event not later than the later of (1) March 31, 2021 and (2) 45 days after the end of the applicable fiscal period, the Company shall deliver to Sandbridge (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the period then ended, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable, that is required to be included in the Registration Statement / Proxy Statement ((i) and (ii) together, the “Additional Required Financial Statements”) provided, that upon delivery of such Additional Required Financial Statements, such financial statements shall (x) be deemed “Financial Statements” for the purposes of the representation and warranties set forth in Section 3.4 and (y) in the case of audited Additional Required Financial Statements, be deemed to be incorporated in clause (i) of Section 3.4(a), in the case of each of clause (x) and (y), with the same force and effect as if made as of the date of this Agreement. The Additional Required Financial Statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that are required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended, (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved, (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the Federal Securities Laws.
(b) The Company and Sandbridge shall work in good faith with one another and use their reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any party, such other party in causing to be prepared in a timely manner all other financial information or statements (including customary pro forma financial statements) and related disclosure (including Management’s Discussion & Analysis disclosures) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Sandbridge and/or the Company with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of their respective auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.21. Owlet Pubco Incentive Equity Plan; Owlet Pubco Employee Stock Purchase Plan. Prior to the filing with the SEC of the definitive Registration Statement / Proxy Statement, the Sandbridge Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit C, and with any changes or modifications thereto as the Company and Sandbridge may mutually agree (the “Owlet Pubco Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date. Prior to the filing with the SEC of the definitive Registration Statement / Proxy Statement, the Sandbridge Board shall approve and adopt an employee stock purchase plan, in substantially the form attached hereto as Exhibit D, with any changes or modifications thereto as the Company and Sandbridge may mutually agree (the “Owlet Pubco Employee Stock Purchase Plan”), in the manner prescribed under Section 423 of the Code and other applicable Laws, effective as of one day prior to the Closing Date.
Section 5.22. FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Sandbridge a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Sandbridge.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 6.1. Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;
(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
(c) the Company Stockholder Approval shall have been obtained;
(d) the Required Sandbridge Stockholder Approval shall have been obtained;
(e) immediately following the Effective Time, Sandbridge shall satisfy any applicable continuing listing requirements of the NYSE, and Sandbridge shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time;
(f) The Registration Statement / Proxy Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall have been issued and no proceeding for such purpose shall have been initiated or threatened by the SEC and not withdrawn; and
(g) after giving effect to the transactions contemplated hereby (including the PIPE Investment), Sandbridge shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.
Section 6.2. Other Conditions to the Obligations of the Sandbridge Parties. The obligations of the Sandbridge Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Sandbridge (on behalf of itself and the other Sandbridge Parties) of the following further conditions:
(a) (i) the Company Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Sandbridge the following documents:
(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Sandbridge;
(ii) the Registration Rights Agreement, duly executed by the Company Stockholders party thereto; and
(iii) the Stockholders Agreement, duly executed by the Company Stockholders party thereto.
Section 6.3. Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a) (i) the Sandbridge Fundamental Representations and the representations and warranties of the Sandbridge Parties set forth in Section 4.17(j) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the Sandbridge Parties (other than the Sandbridge Fundamental Representations and the representations and warranties of the Sandbridge Parties set forth in Section 4.17(j)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Sandbridge Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Sandbridge Material Adverse Effect;
(b) the Sandbridge Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c) the Available Sandbridge Cash shall be equal to or greater than the Minimum Available Sandbridge Cash Amount; and
(d) at or prior to the Closing, Sandbridge shall have delivered, or caused to be delivered, the following documents to the Company:
(i) a certificate duly executed by an authorized officer of Sandbridge, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;
(ii) the Registration Rights Agreement, duly executed by the authorized representatives of Sandbridge and the Sponsor; and
(iii) the Stockholders Agreement, duly executed by the authorized representatives of Sandbridge.
Section 6.4. Frustration of Closing Conditions. Neither the Company nor any Sandbridge Party may rely on the failure of any condition set forth in Article 6 to be satisfied, as applicable, if such failure was caused by such party’s failure to perform any of its material obligations under this Agreement.
Article 7
TERMINATION
Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a) by mutual written consent of Sandbridge and the Company;
(b) by Sandbridge, upon written notice to the Company, if any of the representations or warranties set forth in Article 3 would not then be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not then be satisfied and the inaccuracy causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Sandbridge, and (ii) the Termination Date; provided, however, that none of the Sandbridge Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;
(c) by the Company, upon written notice to Sandbridge, if any of the representations or warranties set forth in Article 4 would not then be true and correct or if any Sandbridge Party has failed to perform any covenant or agreement on the part of such applicable Sandbridge Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not then be satisfied and the inaccuracy causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Sandbridge by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;
(d) by either Sandbridge or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to July 31, 2021 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Sandbridge if any Sandbridge Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;
(e) by either Sandbridge or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; or
(f) by either Sandbridge or the Company if the Sandbridge Stockholders Meeting has been held (including any adjournment thereof), has concluded, Sandbridge’s stockholders have duly voted and the Required Sandbridge Stockholder Approval was not obtained; or
(g) by Sandbridge, if the Company does not deliver, or cause to be delivered, to Sandbridge the Written Consent in accordance with Section 5.15 (Company Stockholder Approval).
Section 7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), Section 5.5(a), this Section 7.2, Article 8 and Article 1 (to the extent the definitions included in Article 1 relate to the foregoing Sections), each of which shall survive such termination and remain valid and binding obligations of the Parties. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or fraud or (ii) any Person’s Liability under any Subscription Agreement and the Confidentiality Agreement to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereof.
Article 8
MISCELLANEOUS
Section 8.1. Non-Survival. Each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any Sandbridge Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.
Section 8.2. Entire Agreement; Assignment. This Agreement (together with the Confidentiality Agreement and the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Sandbridge and the Company prior to Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.
Section 8.3. Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Sandbridge and the Company. Any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Section 8.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail, or by registered or certified mail (postage prepaid, return receipt requested) to the other Parties as follows:
(a)	If to any Sandbridge Party, to:

c/o Sandbridge Acquisition Corporation 1999 Avenue of the Stars, Suite 2088 Los Angeles, CA
	Attention:	Ken Suslow
Richard Henry
	E-mail:	ksuslow@sandbridgecap.com rhenry@sandbridgecap.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600
	Attention:	Emily Oldshue
Christopher Comeau
	E-mail:	emily.oldshue@ropesgray.com christopher.comeau@ropesgray.com

(b)	If to the Company, to:

Owlet Baby Care Inc. 2500 Executive Parkway, Suite 500 Lehi, Utah 84043
	Attention:	Mike Abbott
Jake Briem
	Email:	mabbott@owletcare.com jbriem@owletcare.com

with copies (which shall not constitute notice) to:

Eclipse Continuity Fund I, L.P. Eclipse Ventures II, LP 514 High Street, Suite 4 Palo Alto, California 94301
	Attention:	Lior Susan
	Email:	lior@eclipse.vc

and

Latham & Watkins LLP 811 Main Street Suite 3700 Houston, TX 77002
	Attention:	Ryan J. Maierson
Benjamin A. Potter
	E-mail:	ryan.maierson@lw.com benjamin.potter@lw.com
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 8.6. Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that if the Closing occurs, then Sandbridge shall pay, or cause to be paid, the Company Transaction Expenses in accordance with Section 2.6 (Payment of Expenses). For the avoidance of doubt, any payments to be made (or caused to be made) by Sandbridge pursuant to this Section 8.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.
Section 8.7. Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Sandbridge, any documents or other materials posted to the electronic data room located at intralinks.com under the project name “Project Olympus” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Section 8.8. Annexes, Exhibits and Schedules. All annexes and exhibits to this agreement and the Schedules are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Sandbridge Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Sandbridge Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Sandbridge Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may include matters not required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 8.9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.17 (Sandbridge Indemnification; Directors’ and Officers’ Insurance), Section 5.17(e) (Company Indemnification; Directors’ and Officers’ Insurance) and the subsequent sentence of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 (No Recourse) and this Section 8.9 (Parties in Interest) (to the extent related to the foregoing).
Section 8.10. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11. Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Electronic execution or delivery of an executed counterpart of a signature page to this Agreement or any

Ancillary Document (including any of the closing deliverables contemplated hereby), including delivery of such electronic signatures or scanned pages by e-mail, shall be effective as delivery of a manually executed counterpart to this Agreement and any such Ancillary Document.
Section 8.12. Knowledge of Company; Knowledge of Sandbridge. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Sandbridge’s knowledge” and “to the knowledge of Sandbridge” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Sandbridge Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Sandbridge Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 8.13. No Recourse. Each Party agrees on behalf of itself and on behalf of Company Non-Party Affiliates, in the case of the Company, and Sandbridge Non-Party Affiliates, in the case of Sandbridge, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or Sandbridge Non-Party Affiliate (each, a “Non-Party Affiliate”), and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, Sandbridge or any Non-Party Affiliate concerning any Group Company, any Sandbridge Party, this Agreement or the transactions contemplated hereby.
Section 8.14. Extension; Waiver. The Company prior to the Closing and the Company after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Sandbridge Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Sandbridge Parties set forth herein or (c) waive compliance by the Sandbridge Parties with any of the agreements or conditions set forth herein. Sandbridge may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15. Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.15.
Section 8.16. Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 8.17. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.18. Trust Account Waiver. Reference is made to the final prospectus of Sandbridge, filed with the SEC (File No. 333-248320) on September 16, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that Sandbridge has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Sandbridge’s public stockholders (including overallotment shares acquired by Sandbridge’s underwriters, the “Public Stockholders”), and Sandbridge may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Sandbridge entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this

Agreement, none of the Company nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Sandbridge or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with Sandbridge or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Sandbridge or its Affiliates).
* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
SANDBRIDGE ACQUISITION CORPORATION

By:	/s/ Ken Suslow
Name:	Ken Suslow
Title:	Chief Executive Officer

PROJECT OLYMPUS MERGER SUB, INC.

By:	/s/ Ken Suslow
Name:	Ken Suslow
Title:	Chief Executive Officer

OWLET BABY CARE INC.

By:	/s/ Kurt Workman
Name:	Kurt Workman
Title:	CEO
[Signature Page to Business Combination Agreement]

EXHIBIT A

Form of Owlet Pubco Certificate of Incorporation

[Attached as Annex B to this proxy statement/prospectus.]

EXHIBIT B

Form of Owlet Pubco Bylaws

[Attached as Annex C to this proxy statement/prospectus.]

EXHIBIT C

Form of Owlet Pubco Incentive Equity Plan

[Attached as Annex D to this proxy statement/prospectus.]

EXHIBIT D

Form of Owlet Pubco Employee Stock Purchase Plan

[Attached as Annex E to this proxy statement/prospectus.]

EXHIBIT E

Form of Registration Rights Agreement

[See attached.]

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
This Amended and Restated Registration Rights Agreement (this “Agreement”) is entered into as of [ • ], 2021 (the “Effective Date”) by and among:
(i) Owlet, Inc., a Delaware corporation f/k/a Sandbridge Acquisition Corporation (the “Company”);
(ii) the equityholders designated as Sponsor Equityholders on Schedule A hereto (collectively, the “Sponsor Equityholders”); and
(iii) the equityholders designated as Legacy Owlet Equityholders on Schedule B hereto (collectively, the “Legacy Owlet Equityholders” and, together with the Sponsor Equityholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each individually a “Holder”).
RECITALS
WHEREAS, the Company, Sandbridge Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), and the parties listed under Holder on the signature page thereto, are parties to that certain Registration and Stockholder Rights Agreement, dated as of September 14, 2020 (the “Prior Agreement”);
WHEREAS, the Company, Project Olympus Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Owlet Baby Care Inc., a Delaware corporation (“Legacy Owlet”), are party to that certain Business Combination Agreement, dated as of February 15, 2021 (the “Business Combination Agreement”), pursuant to which, on the Effective Date, Merger Sub will merge (the “Merger”) with and into Legacy Owlet, with Legacy Owlet surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, the Legacy Owlet Equityholders are receiving shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;
WHEREAS, the Sponsor Equityholders hold an aggregate of 5,750,000 shares of the Company’s Class B common stock, par value $0.0001 per share, which shares of Sandbridge Class B Common Stock will automatically convert into an aggregate of 5,750,000 shares of Common Stock in connection with the Closing (together with the shares of Sandbridge Class A Common Stock into which such shares convert, the “Founder Shares”);
WHEREAS, the Company and the Sponsor are party to that certain Private Placement Warrants Purchase Agreement, dated September 14, 2020, pursuant to which the Sponsor purchased 6,600,000 warrants (together with the shares of Sandbridge Class A Common Stock for which such warrants are exercisable, the “Private Placement Warrants”) in private placement transactions occurring simultaneously with the closing of the Company’s initial public offering; and
WHEREAS, in connection with the consummation of the Merger, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.
1.	DEFINITIONS. The following capitalized terms used herein have the following meanings:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such Person. “Affiliate” shall also mean, in the case of any venture capital, private equity or similar fund now or hereafter existing that is an Investor, all partners, members, shareholders or other equity holders of any kind of such venture capital, private equity or other similar fund, regardless of whether such partners, members, shareholders or other equity owners control such venture capital, private equity fund or other similar fund.
“Agreement” is defined in the preamble to this Agreement.
“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.
“Board” means the board of directors of the Company.
“Business Combination Agreement” is defined in the recitals to this Agreement.
“Business Combination Shares” is defined in the recitals to this Agreement.
“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.
“Common Stock” means the common stock, par value $0.0001 per share, of the Company.
“Company” is defined in the preamble to this Agreement.
“Demanding Holder” is defined in Section 2.1.4.
“Effective Date” is defined in the preamble to this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“FINRA” means the Financial Industry Regulatory Authority Inc.
“Form S-1 Shelf” is defined in Section 2.1.1.
“Form S-3 Shelf” is defined in Section 2.1.1.
“Founder Shares” is defined in the recitals to this Agreement.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Holder” is defined in the preamble to this Agreement.
“Holder Indemnified Party” is defined in Section 4.1.
“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.
“Indemnified Party” is defined in Section 4.3.
“Indemnifying Party” is defined in Section 4.3.
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Legacy Owlet” is defined in the recitals to this Agreement.
“Legacy Owlet Equityholders” is defined in the preamble to this Agreement.
“Maximum Number of Securities” is defined in Section 2.1.5.
“Merger” is defined in the recitals to this Agreement.
“Merger Sub” is defined in the recitals to this Agreement.
“Minimum Takedown Threshold” is defined in Section 2.1.4.
“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“New Registration Statement” is defined in Section 2.1.7.
“Notices” is defined in Section 6.3.
“Other Coordinated Offering” is defined in Section 2.4.1.
“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.
“Piggyback Registration” is defined in Section 2.2.1.
“Prior Agreement” is defined in the recitals to this Agreement.
“Private Placement Warrants” is defined in the recitals to this Agreement.
“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Register,” “Registered” and “Registration” mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registrable Securities” means (a) the Founder Shares, (b) the Private Placement Warrants, (c) any outstanding shares of Common Stock or Warrants held by a Holder as of the date of this Agreement (including the Business Combination Shares), (d) any shares of Common Stock that may be acquired by Holders upon the exercise of a Warrant or other right to acquire Common Stock held by a Holder as of the date of this Agreement, (e) any shares of Common Stock or Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (f) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c), (d) or (e) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:
(i) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock is then listed;
(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, placement agent or sales agent in connection with blue sky qualifications of Registrable Securities);
(iii) printing, messenger, telephone and delivery expenses;
(iv) reasonable fees and disbursements of counsel for the Company;
(v) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(vi) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering (not to exceed $50,000 without the consent of the Company).
“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).
“Requesting Holder” is defined in Section 2.1.5.
“SEC Guidance” is defined in Section 2.1.7.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.
“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” is defined in the recitals to this Agreement.
“Sponsor Equityholders” is defined in the preamble to this Agreement.
“Subscription Agreements” means those certain subscription agreements the Company entered into with certain investors pursuant to which such investors purchased shares of Common Stock in connection with the consummation of the transactions contemplated in the Business Combination Agreement.
“Subsequent Shelf Registration” is defined in Section 2.1.2.
“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.
“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” is defined in Section 2.1.4.
“Warrants” means the warrants of the Company with each whole warrant entitling the holder to purchase one share of Common Stock.
“Withdrawal Notice” is defined in Section 2.1.6.
2	REGISTRATION RIGHTS.
2.1	Shelf Registration.
2.1.1 Filing. The Company shall file within 45 days after the date of this Agreement, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.
2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.
2.1.3 Additional Registrable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Sponsor Equityholder or a Legacy Owlet Equityholder that holds at least five (5.0%) percent of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Legacy Owlet Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any one or more Legacy Owlet Equityholders or one or more Sponsor Equityholders (any of the Legacy Owlet Equityholders or the Sponsor Equityholders being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided in each case that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.3.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Legacy Owlet Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedown pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may affect any Underwritten Shelf Takedown pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5 Reduction of Underwritten Shelf Takedown. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Shelf Takedown pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Shelf Takedown without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Shelf Takedown, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown, or in such other proportion as shall mutually be agreed to by all such Demanding Holders and Requesting Holders) that can be sold without exceeding the Maximum Number of Securities; provided, however, that the number of Registrable Securities held by the Holders to be included in such Underwritten Shelf Takedown shall not be reduced unless all other securities are first entirely excluded from the Underwritten Shelf Takedown. For purposes of the provision in this Section 2.1.5 concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.
2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that any Legacy Owlet Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Legacy Owlet Equityholders and the Sponsor Equityholders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a Legacy Owlet Equityholder or a Sponsor Equityholder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Legacy Owlet Equityholders or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.1.7 New Registration Statement. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.
2.1.8 Effective Registration. Notwithstanding the provisions of Section 2.1.3 or Section 2.1.4 above or any other part of this Agreement, a Registration shall not count as a Registration unless and until (i) the Registration Statement has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
2.2	Piggyback Registration.
2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common

Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;
(b) If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and
(c) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.
2.2.3 Piggyback Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3 Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the Market Standoff Period or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). “Market Standoff Period” means the 90-day period beginning on the date of the pricing of such offering if such pricing occurs prior to the first anniversary of the Closing and the 60-day period beginning on the date of the pricing of such offering if such pricing occurs on or after the first anniversary of the Closing.

2.4 Block Trades; Other Coordinated Offerings.
2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $50 million or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Holder need only to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4 The Demanding Holder in a Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
3	REGISTRATION PROCEDURES
3.1 Filings; Information. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection therewith:
3.1.1 Filing Registration Statement. The Company shall prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the period required by Section 3.1.3.
3.1.2 Copies. The Company shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.
3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain a Misstatement, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or Prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such holders or their legal counsel shall object.
3.1.5 State Securities Laws Compliance. The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to general service of process or taxation in any such jurisdiction.
3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement or other sales or distribution agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any such agreement which are made to or for the benefit of any Underwriters or other placement agent or sales agent, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement.
3.1.7 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters or placement agents or sales agents, attorneys, accountants and potential investors.
3.1.8 Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter or placement agent or sales agent participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter or placement agent or sales agent, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.9 Opinions and Comfort Letters. The Company shall use commercially reasonable efforts to obtain (i) a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or placement agent or sales agent may reasonably request and (ii) an opinion and negative assurance letter, to be delivered on the date the Registrable Securities are delivered for sale pursuant to such Registration Statement, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sale agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and any Underwriter or placement agent or sales agent.
3.1.10 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.
3.1.11 Listing. The Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.
3.1.12 Road Show. The Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any underwritten offering.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3 Information. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide such information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for a period of not more than one hundred twenty (120) days after the request of the Holders is given; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.
3.4.3 (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending upon the completion of the Market Standoff Period, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable shelf registration statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
4 INDEMNIFICATION AND CONTRIBUTION.
4.1 Indemnification by the Company. To the extent permitted by law, the Company agrees to indemnify and hold harmless each Holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party”), from and against all losses, judgments, claims, damages, liabilities and out-of-pocket expenses, whether joint or several, arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such losses, judgments, claims, damages, liabilities or out-of-pocket expenses whether or not any such person is a party to any such claim or action and including any and all legal and other expenses incurred in giving testimony or furnishing documents in response to a subpoena or otherwise; provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such losses, judgments, claims, damages, liabilities or out-of-pocket expenses arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, Prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by a Holder Indemnified Party expressly for use therein.
4.2 Indemnification by Holders of Registrable Securities. To the extent permitted by law and subject to the limitations set forth in Section 4.4.3 hereof, each selling Holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable

Securities held by such selling Holder, indemnify and hold harmless the Company, each of its directors and officers, legal counsel and accountants for the Company and each Underwriter or placement agent or sales agent (if any), and each other selling Holder and each other person, if any, who controls the Company, another selling holder or such Underwriter or placement agent or sales agent within the meaning of the Securities Act, against any losses, claims, judgments, damages, liabilities and out-of-pocket expenses, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling Holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder, except in the case of fraud or willful misconduct by such Holder.
4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 5.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written advice of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.
4.4 Contribution.
4.4.1 If the indemnification provided for in the foregoing Sections 5.1, 5.2 and 5.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.
4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) with respect to any action shall be entitled to contribution in such action from any person who was not guilty of such fraudulent misrepresentation.
5 UNDERWRITING AND DISTRIBUTION.
5.1 Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.
6 MISCELLANEOUS.
6.1 Other Registration Rights. Except as provided in the Subscription Agreements, the Company represents and warrants that no person, other than the holders of the Registrable Securities, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person.
6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Holders or holder of Registrable Securities or of any assignee of the Holders or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2.
6.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, electronic transmission with receipt verified by electronic confirmation, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by electronic transmission; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Company:

Owlet Baby Care Inc.
2500 Executive Parkway
Lehi, UT 84043
Email:	mabbott@owletcare.com; jbriem@owletcare.com
Attention:	Mike Abbott, President, and Jake Briem, General Counsel
with a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Tel:	(650) 470-4809; (713) 546-7420 and (714) 755-8008
Email:	benjamin.potter@lw.com; ryan.maierson@lw.com; drew.capurro@lw.com
Attention:	Benjamin A. Potter; Ryan J. Maierson and Drew Capurro
To a Holder, to the address or contact information set forth in the Company’s books and records.
6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile or email/pdf transmission shall constitute valid and sufficient delivery thereof.
6.6 Entire Agreement. This Agreement (including Schedule A and Schedule B and all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.
6.7 Modifications, Amendments and Waivers. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
6.8 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Legacy Owlet granted under any other agreement, including, but not limited to, the Prior Agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.
6.9 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

6.10 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
6.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holder or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
6.12 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.
6.13 Jurisdiction; Waiver of Trial by Jury.
6.13.1 Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 6.13.1.
6.13.2 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE INVESTOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.
COMPANY:

OWLET, INC.

By:
Name:
Title:

HOLDERS:

[ • ]
[Signature Page to Registration Rights Agreement]

SCHEDULE A

Sponsor Equityholders
[ • ]

SCHEDULE B
[ • ]

EXHIBIT F

Form of Subscription Agreement

[See attached.]

SUBSCRIPTION AGREEMENT
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into by and between Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge”), and the undersigned subscriber (the “Investor”), as of the date set forth on Sandbridge’s signature page hereto, in connection with the Business Combination Agreement, to be entered into concurrently herewith (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Sandbridge, Owlet Baby Care Inc., a Delaware corporation (the “Company”), Project Olympus Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned subsidiary of Sandbridge, on the terms and subject to the conditions therein (such merger, the “Transaction”). In connection with the Transaction, Sandbridge is seeking commitments from interested investors to purchase, prior to the closing of the Transaction, shares of Sandbridge’s Class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, Sandbridge is entering into subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to thirteen (13) million Shares, at the Per Share Purchase Price.
The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Sandbridge acknowledges and agrees as follows:
1. Subscription. The Investor hereby subscribes for and agrees to purchase from Sandbridge, and Sandbridge agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein.
2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) Sandbridge to the Investor (the “Closing Notice”), that Sandbridge reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to Sandbridge, two (2) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by Sandbridge in the Closing Notice to be held in escrow until Closing. On the Closing Date, Sandbridge shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement, free and clear of any liens or restrictions (other than those arising under state and federal securities laws), and subsequently cause such Shares to be registered in book entry form in the name of the Investor on Sandbridge’s share register; provided, however, that Sandbridge’s obligation to issue the Shares to the Investor is contingent upon Sandbridge having received the Subscription Amount in full accordance with this Section 2. In the event that the consummation of the Transaction does not occur within ten (10) business days after the anticipated Closing Date specified in the Closing Notice, Sandbridge shall promptly (but in no event later than twelve (12) business days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by the Investor to Sandbridge by wire transfer in immediately available funds to the account specified by the Investor. Notwithstanding such return, (i) failure to close on the Closing Date contained in the Closing Notice shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived, and (ii) Investor shall remain obligated to (A) redeliver funds to Sandbridge following Sandbridge’s delivery to Investor of a new Closing Notice with a new Closing Date in accordance with this Subscription Agreement and (B) consummate the Closing upon satisfaction of the conditions set forth in Section 3, subject to termination of this Agreement in accordance with Section 8 below. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.
3. Closing Conditions.
a. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:
(i)  no applicable governmental authority shall have issued, enforced or entered any judgment or order, which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and
(ii) (A) all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be satisfied at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing; and
(iii)  no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction in the United States, or initiation of any proceedings for any of such purposes, shall have occurred and be continuing.
b. The obligation of Sandbridge to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the condition that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date.
c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the following conditions:
(i)  no amendment, modification or waiver of the Transaction Agreement (as the same exists on the date of this Subscription Agreement) shall have occurred without the Investor’s written consent that would materially and adversely affect the economic benefits that Investor would reasonably expect to receive under this Subscription Agreement;
(ii)  all representations and warranties of Sandbridge contained in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
(iii)  Sandbridge shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by the Investor to Sandbridge, and Sandbridge fails to cure such non-compliance in all material respects within five (5) business days of receipt of such notice;

(iv)  there shall have been no amendment, waiver, or modification to the other Subscription Agreements that materially economically benefits the Other Investor unless the Investor has been offered substantially the same benefits; and
(vi)  the Stock Exchange (as defined herein) shall have conditionally authorized, subject to official notice of issuance, the listing of the Shares.
4. Further Assurances. Prior to or at the Closing, the Investor shall deliver all such other information as is reasonably requested in order for Sandbridge to issue the Shares to the Investor.
5. Sandbridge Representations and Warranties. Sandbridge represents and warrants to the Investor that:
a. Sandbridge is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Sandbridge has all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Sandbridge’s certificate of incorporation, bylaws or under the General Corporation Law of the State of Delaware.
c. This Subscription Agreement has been duly authorized, executed and delivered by Sandbridge and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against Sandbridge in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d. The execution and delivery of this Subscription Agreement and the issuance and sale of the Shares and the compliance by Sandbridge with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Sandbridge or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Sandbridge or any of its subsidiaries is a party or by which Sandbridge or any of its subsidiaries is bound or to which any of the property or assets of Sandbridge is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Sandbridge and its subsidiaries, taken as a whole and assuming for this purpose the consummation of the Transaction (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of Sandbridge to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Sandbridge; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Sandbridge or any of their properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Sandbridge to comply in all material respects with this Subscription Agreement.
e. As of their respective dates, all reports (the “SEC Reports”) required to be filed by Sandbridge with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Sandbridge has timely filed each SEC Report, statement, schedule, prospectus and registration statement that Sandbridge was required to file with the SEC since the effective date of its initial registration statement relating to the initial public offering of its securities. The financial statements of Sandbridge included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of Sandbridge as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by Sandbridge from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.
f. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement expressly contemplated by the Transaction Agreement, Sandbridge has not entered into any side letter or similar agreement with any Other Investor in connection with such investor’s investment in the Shares, and no Other Subscription Agreement includes terms and conditions that are materially more favorable to any such Other Investor than Investor hereunder, and such Other Subscription Agreements reflect the same Per Share Purchase Price. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.
g. Sandbridge is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Sandbridge of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the New York Stock Exchange (the “Stock Exchange”), and (iv) the failure of which to obtain would not have, individually or in the aggregate, a Material Adverse Effect.
h. As of the date of this Subscription Agreement, the authorized capital stock of Sandbridge consists of 1,000,000 shares of Preferred Stock, 100,000,000 shares of Class A common stock (“Class A Stock”), and 10,000,000 shares of Class B common stock (the “Class B Stock”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 23,000,000 shares of Class A Stock are issued and outstanding, (iii) 5,750,000 shares of Class B Stock are issued and outstanding and (iv) 11,500,000 redeemable warrants and 6,600,000 private placement warrants to acquire shares of Class A Stock are outstanding. All (A) issued and outstanding shares of Class A Stock and Class B Stock have been duly authorized, are fully paid and are non-assessable and (B) outstanding warrants have been duly authorized. Except as set forth above, and except for any equity interests issued upon conversion or exercise of any of the equity interests set forth above in accordance with their terms, and other than pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Sandbridge any shares of Class A Stock, Class B Stock or other equity interests in Sandbridge, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Sandbridge has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which Sandbridge is a party or by which it is bound relating to the voting of any securities of Sandbridge, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments issued by Sandbridge containing anti-dilution provisions that will be triggered by the issuance of (i) the Shares pursuant to this Subscription Agreement or (ii) the Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.
i. The issued and outstanding shares of Class A Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of Sandbridge, threatened against

Sandbridge by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the Class A Stock, or to deregister the Class A Stock. Sandbridge has taken no action that is designed to terminate the registration of the shares of Class A Stock under the Exchange Act.
j. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by Sandbridge to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
k. Except for such matters as have not had and would not have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Sandbridge, threatened against Sandbridge or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Sandbridge.
l. Sandbridge is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Sandbridge has not received any written communication from a governmental authority that alleges that Sandbridge is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
m. Other than the Placement Agents (as defined below), Sandbridge has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and Sandbridge is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents.
n. Sandbridge is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended).
o. No part of the proceeds of the Subscription Amount will be used, directly or indirectly, for any purpose that would breach the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder, or for any purpose that would breach any U.S. or other applicable anti-money laundering or economic sanctions laws.
p. Sandbridge is not required to be registered as, and is not an affiliate of, and immediately following the Closing (including the closing of the Transaction) will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
r. Sandbridge acknowledges that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of Shares shall not be required to provided Sandbridge with any notice thereof; provided, however, that neither Sandbridge or its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.
6. Investor Representations and Warranties. The Investor represents and warrants to Sandbridge that:
a. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or a “qualified purchaser” (as defined in Section 2(a)(51)(A) of the Investment Company Act of 1940), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.
b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to Sandbridge or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that Sandbridge files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.
c. The Investor acknowledges and agrees that the Investor is purchasing the Shares from Sandbridge. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Sandbridge, the Company, any of their respective officers and directors, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Sandbridge expressly set forth in this Subscription Agreement.
d. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Sandbridge, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
f. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Sandbridge, the Company or a representative of Sandbridge or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and Sandbridge, the Company or a representative of Sandbridge or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Sandbridge, the Company, the Placement Agents (defined below), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Sandbridge contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Sandbridge. The Investor acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.
g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Sandbridge’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.
h. Alone, or together with any professional advisor(s), the Investor has analyzed and considered the risks of an investment in the Shares and the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in Sandbridge. The Investor acknowledges specifically that a possibility of total loss exists.
i. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Neither Sandbridge nor any of its affiliates have offered the Investor any tax advice relating to Investor’s investment in the Shares, or made any representations, warranties or guarantees regarding the tax consequences of Investor’s investment in the Shares.
j. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
k. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
l. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
m. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.
n. The Investor acknowledges that no disclosure or offering document has been provided to the Investor by Citigroup Global Markets Inc. and BofA Securities, Inc. or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.
o. The Investor acknowledges that neither Placement Agent has, nor have any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing made any independent investigation with respect to Sandbridge, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Sandbridge.
p. The Investor acknowledges that in connection with the issue and purchase of the Shares, neither Placement Agent has acted as the Investor’s financial advisor or fiduciary.
q. The Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement pursuant to Section 2.
7. Registration Rights.
(a) In the event that the Shares are not registered in connection with the consummation of the Transaction, Sandbridge agrees that, within thirty (30) calendar days after the Closing Date, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies Sandbridge that it will “review” the Registration Statement) following the Closing Date and (ii) five (5) business days after Sandbridge is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Sandbridge agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (x) the third anniversary of the Closing, (y) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, and (z) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) without restriction under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for Sandbridge to be in compliance with the current public information required under Rule 144(c)(i) (or Rule 144(i)(2), if applicable). The Investor agrees to disclose its ownership to Sandbridge upon request to assist it in making the determination described above. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC seeks to prevent Sandbridge from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, Sandbridge shall use its best efforts to ensure that the SEC determines that (1) the offering contemplated by the Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 of the Securities Act and (2) the Investor is not a statutory underwriter. If Sandbridge is unsuccessful in the efforts described in the preceding sentence then Sandbridge shall cause such Registration Statement to register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders, and Sandbridge will register Investor’s remaining Shares that were not registered at the earliest date permitted by the SEC and subject to the other terms and conditions of this Section 7. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a), Sandbridge will use commercially reasonable efforts to (1) qualify the Shares for listing on the Stock Exchange, and (2) update or amend the Registration Statement as necessary to include the Shares. For as long as the Investor holds the Shares, Sandbridge will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable. Notwithstanding anything to the contrary contained herein, Sandbridge may delay or postpone filing of such Registration Statement, and from time to time require the Investor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if the board of directors of Sandbridge determines in good faith that either in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Sandbridge or would require premature disclosure of information that could materially adversely affect Sandbridge (each such circumstance, a “Suspension Event”); provided, that, (I) Sandbridge shall not so delay filing or so suspend the use of the Registration Statement on more than two (2) occasions or for a period of more than sixty (60) consecutive days or more than a total of one hundred-twenty (120) calendar days, in each case in any three hundred sixty (360) day period, and (II) Sandbridge shall use commercially reasonable efforts to make such Registration Statement available for the sale by the undersigned of such securities as soon as practicable thereafter. If so directed by Sandbridge, the Investor will deliver to Sandbridge or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Investor is required to retain a copy of such prospectus (A) in order to comply with applicable legal or regulatory requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Sandbridge’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to Sandbridge such information regarding the Investor, the securities of Sandbridge held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by Sandbridge to effect the registration of such Shares, and shall execute such documents in connection with such registration as Sandbridge may reasonably request that are customary of a selling stockholder in similar situations; provided that the Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Sandbridge shall provide to Investor a copy of any filing that is proposed to include disclosure relating to the Investor at least five (5) business days in advance of any disclosure thereof and shall include such revisions to such proposed disclosure as Investor shall reasonably request so as to result in disclosure that is compliant with applicable securities laws and regulations.
(b) At its expense Sandbridge shall advise the Investor within two (2) business days: (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any effective Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by Sandbridge of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from Sandbridge (which notice shall not contain any material non-public information regarding Sandbridge or the Company) of the happening of any of the foregoing or of a Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (1) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which Sandbridge agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Sandbridge that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by Sandbridge except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. Sandbridge shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as Sandbridge is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Sandbridge shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(c) Indemnification.
(i)  Sandbridge agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, trustees, partners, members, managers, shareholders, investment advisors, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Sandbridge by or on behalf of the Investor expressly for use therein.
(ii)  The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless Sandbridge, its directors and officers and agents and each person who controls Sandbridge (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.
(iii)  Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.
(iv)  The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.
(v)  If the indemnification provided under this Section 7(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(c) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 7 shall be individual, not joint and several, and in no event shall the liability of Investor hereunder exceed the net proceeds received by Investor upon the sale of the Shares giving rise to such indemnification obligation.
(d) In addition, in connection with any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Subscription Agreement, if requested by the Investor, Sandbridge shall cause the transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from the Investor, provided that Sandbridge and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to Sandbridge and the Transfer Agent in connection therewith. Subject to receipt from the Investor by Sandbridge and the Transfer Agent of customary representations and other documentation reasonably acceptable to Sandbridge and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of Sandbridge’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that Sandbridge remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for Sandbridge to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, Sandbridge shall, in accordance with the provisions of this Section 7(f) and within two (2) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. Sandbridge shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
8. Termination. This Subscription Agreement shall terminate and be void and of no further force or effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) July 31, 2021, if the Closing has not occurred by such date, and (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)-(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Sandbridge shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further force or effect and any monies paid by the Investor to Sandbridge in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor without any deduction for or on account of any tax, withholding, charges or set-off.
9. Trust Account Waiver. The Investor acknowledges that Sandbridge is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Sandbridge and one or more businesses or assets. The Investor further acknowledges that, as described in Sandbridge’s prospectus relating to its initial public offering dated September 14, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of Sandbridge’s assets consist of the cash proceeds of Sandbridge’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Sandbridge, its public stockholders and the underwriters of Sandbridge’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Sandbridge to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of Sandbridge entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of shares of Class A Stock currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares of Class A Stock, except to the extent that the Investor has otherwise agreed with Sandbridge to not exercise such redemption right.
10. Miscellaneous.
a. Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned. Notwithstanding the foregoing, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Sandbridge’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations.
b. Sandbridge may request from the Investor such additional information as Sandbridge may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Sandbridge agrees to keep any such information provided by Subscriber confidential.
c. The Investor acknowledges that Sandbridge will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify Sandbridge and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate. The Investor acknowledges and agrees that each purchase by the Investor of Shares from Sandbridge will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.
d. Sandbridge acknowledges and agrees that each of the Placement Agents is entitled to rely on the representations and warranties of Sandbridge contained in this Subscription Agreement. The Investor acknowledges and agrees that each of the Placement Agents is entitled to rely on the representations and warranties of the Investor contained in this Subscription Agreement.
e. Each of the Investor and Sandbridge are entitled to rely upon this Subscription Agreement; provided, however, that the foregoing clause of this Section 10(e) shall not give the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
h. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise provided herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third-party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to such provisions.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k. This Subscription Agreement may be executed by wet-ink signature or electronically, in one or more counterparts and by different parties in separate counterparts, and delivered by facsimile or electronic mail or in .pdf, with the same effect as if all parties hereto had manually signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
m. Any notice or communication required or permitted hereunder to be given to the Investor or Sandbridge shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, (1) in the case of the Investor, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection or out-of-office notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to Sandbridge and (2) in the case of Sandbridge, to its address set forth on the cover of the Registration Statement/Proxy Statement or to ksuslow@sandbridge.com.
n. The Investor hereby acknowledges and agrees that it will not, and will cause each person acting at the Investor’s direction or pursuant to any understanding with the Investor to not, directly or indirectly offer, sell, pledge, contract to sell or sell any option to purchase, or engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act in respect of, Sandbridge’s Class A common stock until the consummation of the transactions contemplated hereby (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, nothing contained herein shall prohibit Investor from engaging in (i) any purchase of securities by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in an open market transaction after the execution of this Subscription Agreement, or (ii) any sale (including the exercise of any redemption right) of securities of Sandbridge (A) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (B) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in an open market transaction after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in the Transaction (including the Investor’s controlled affiliates and/or affiliates) from entering into any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.
o. Investor shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
p. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE

TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.
11. Exculpation. The Investor acknowledges and agrees that none of (i) any other investor pursuant to any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors or employees) or (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, or employees shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Sandbridge, the Company, the Placement Agents or any Non-Party Affiliate concerning Sandbridge, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of Sandbridge, the Company, any Placement Agent or any of Sandbridge’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.
12. Disclosure. Sandbridge shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that Sandbridge, the Company or any of its officers, directors, employees or agents (including the Placement Agents) has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, the Investor shall not be in possession of any material, non-public information received from Sandbridge or any of its officers, directors, employees or agents (including the Placement Agents), and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Sandbridge or any of its affiliates or agents relating to the transactions contemplated by this Subscription Agreement. Except with the express written consent of Investor and unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information, Sandbridge shall not, and shall cause its officers, directors, employees and agents, not to, provide the Investor with any material, non-public information regarding Sandbridge or the Transaction from and after the filing of the Disclosure Document. Sandbridge acknowledges that the Investor is entitled to rely on provisions of this Section 12 in effecting transactions in securities of Sandbridge. Notwithstanding anything in this Subscription Agreement to the contrary, Sandbridge (i) shall not, without the prior written consent of

Investor, publicly disclose the name of Investor or any of its affiliates, or include the name of Investor or any of its affiliates in any press release or marketing materials of Sandbridge and (ii) shall not, without the prior written consent of Investor publicly disclose the name of Investor or any of its affiliates, or include the name of Investor or any of its affiliates in any filings with the Commission or any regulatory agency or trading market except (A) required by the federal securities law in connection with the Registration Statement, and (B), to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of the NYSE or by any other governmental authority, in which case Sandbridge shall provide Investor with prior written notice of such disclosure permitted under this subclause (B).
13. Legal Opinions. If a transfer agent requires a legal opinion stating that it is permissible to remove the restrictive legend from the Shares pursuant to Rule 144 of the Securities Act in order to effect a proposed transfer of Shares by the Investor that is otherwise permissible under Rule 144 of the Securities Act, then at the Investor’s request, Sandbridge shall promptly, at its sole cost and expense, cause its legal counsel to issue such opinion to the transfer agent, subject to receipt by Sandbridge’s counsel and transfer of any reasonable and customary documentation they may require from or on behalf of the Investor.
14. Massachusetts Business Trust. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:
[INVESTOR]

By:
Name:
Title:
Name in which Shares are to be registered (if different):	Date: , 2021
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email Address:	Email Address:
Number of Shares subscribed for:
Aggregate Subscription Amount: $
Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Sandbridge in the Closing Notice.

IN WITNESS WHEREOF, Sandbridge has accepted this Subscription Agreement as of the date set forth below.
SANDBRIDGE ACQUISITION CORPORATION

By:
Name:
Title:
Date:   , 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

	☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).
** OR **
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.
 ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked the appropriate box in the following item indicating the provision under which we qualify as an “accredited investor.”

	2.	☐ We are not a natural person.

*** OR ***

C.	We are a “qualified purchaser” as defined in Section 2(a)(51)(A) of the Investment Company Act of 1940.

** AND **

D.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:
☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.
Please indicate the basis of the Investor’s status as a “qualified purchaser,” as defined in Section 2(a)(51)(A) of the Investment Company Act and the regulations issued thereunder:

☐
The Investor is an individual who owns not less than $5,000,000 in “Investments” either separately or jointly or as community property with his or her spouse. (See Annex A to this Investor Questionnaire for the definition of and method for calculating the value of “Investments”);

☐
The Investor is an entity, acting for its own account or the accounts of other “qualified purchasers,” that in the aggregate owns and invests on a discretionary basis not less than $25,000,000 in “Investments.” (See Annex A to this Investor Questionnaire for the definition of and method for calculating the value of “Investments”);

☐
The Investor is a “family company” that owns not less than $5,000,000 in “Investments.” (See Annex A to this Investor Questionnaire for the definition of and method for calculating the value of “Investments.”) A “family company” means any company (including a trust, partnership, limited liability company or corporation) that is owned directly or indirectly by or for (a)(i) two or more individuals who are related as siblings, spouses or former spouses, or as direct lineal descendants by birth or adoption, or (ii) spouses of such persons, (b) estates of such persons, or (c) foundations, charitable organizations or trusts established by or for the benefit of such persons;

☐	The Investor is an entity (other than a trust), each of the beneficial owners of which is a “qualified purchaser”; or
☐
The Investor is a trust that was not formed for the specific purpose of investing in the Company, each trustee (or other person authorized to make decisions with respect to the trust) and each grantor (or other person who has contributed assets to the trust) of which are “qualified purchasers”.

Annex A to Investor Questionnaire

INVESTMENTS
For determining whether the Investor is a “qualified purchaser,” the term “Investments” means:
1. Securities (as defined by Section 2(a)(1) of the Securities Act), other than securities of an issuer that controls, is controlled by, or is under common control with, the Investor that owns such securities, unless the issuer of such securities is a “public company,” a “financial company” or has more than $50,000,000 in equity, as reflected on such company’s financial statements which present such equity information as of a date within 16 months preceding the date on which the Investor acquires an Interest. The term “public company” includes all companies that file reports pursuant to Section 13 or 15(d) of the Exchange Act or have a class of securities that are listed on a Designated Offshore Securities Market, as defined by Regulation S of the Securities Act. The term “financial company” includes a commodity pool or an “investment company” (whether U.S. or offshore) or a company required to register as such under the Investment Company Act but for the exclusions or exemptions provided by Sections 3(c)(1) through 3(c)(9) of the Investment Company Act;
2. Real estate held for investment purposes so long as it is not used by the prospective qualified purchaser or a close relative (generally, a sibling, spouse, former spouse, direct ancestor or descendent or a spouse of such an ancestor or descendent) for personal or business purposes. However, real estate owned by a prospective qualified purchaser who is primarily in the real estate business is includable as an “investment” even if it is held by the owner;
3. “Commodity Interests” or “Physical Commodity” held for investment purposes by the Investor. “Commodity Interests” means commodity futures contracts, options on commodity futures contracts, and options on physical commodities traded on or subject to the rules of (a) any contract market designated for trading such transactions under the Commodity Exchange Act, and the regulations issued thereunder and the rules thereunder, or (b) any board of trade or exchange outside the United States, as contemplated in Part 30 of the rules under the Commodity Exchange Act. “Physical Commodity” means any physical commodity with respect to which a “Commodity Interest” is traded on a market specified in the definition of Commodity Interests above;
4. To the extent not securities, “financial contracts” entered into for investment purposes or in connection with investments. “Financial contracts” means any arrangement that (a) takes the form of an individually negotiated contract, agreement, or option to buy, sell, lend, swap, or repurchase, or other similar individually negotiated transaction commonly entered into by participants in the financial markets; (b) is in respect of securities, commodities, currencies, interest or other rates, other measures of value, or any other financial or economic interest similar in purpose or function to any of the foregoing; and (c) is entered into in response to a request from a counterparty for a quotation, or is otherwise entered into and structured to accommodate the objectives of the counterparty to such arrangement;
5. In the case of an Investor that is a commodity pool operator or an investment company excepted from registration by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, any amounts payable to such Investor pursuant to a firm agreement or similar binding commitment pursuant to which a person has agreed to acquire an interest in, or make Capital Contributions to, the Investor upon the demand of the Investor; and
6. Cash and cash equivalents (including foreign currencies) held for investment purposes. “Cash and cash equivalents” include bank deposits, certificates of deposits, bankers acceptances and similar bank instruments held for investment purposes and the net cash surrender value of an insurance policy.
“Investments” do not include other assets which do not reflect experience in the financial markets, such as jewelry, art work, antiques and other collectibles.
For purposes of determining the amount of “Investments” owned by a company, “Investments” of a parent company and its majority-owned subsidiaries may be aggregated to meet the minimum “investment” amount requirements, regardless of which company is the prospective qualified purchaser.
For purposes of determining the amount of “Investments” owned by an individual, there may be included any “investment” held jointly or as community property with such person’s spouse. In determining whether spouses who are making a joint investment in the Partnership are qualified purchasers, there may be included in the amount of each spouse’s “Investments” any “Investments” owned by the other spouse (whether or not such “investments” are held jointly).
In determining whether an individual is a qualified purchaser, there may be included in the amount of such person’s “Investments” any “Investments” held in an individual retirement account or similar account the investments of which are directed by and held for the benefit of such person.
VALUATION OF INVESTMENTS
In determining the value of “Investments” in order to ascertain qualified purchaser status, the aggregate amount of “Investments” owned and invested on a discretionary basis by such person shall be their fair market value on the most recent practicable date or their cost provided that the same method must be used for all “Investments.” However,
1. in the case of “Commodity Interests,” the amount of “Investments” is the value of the initial margin or option premium deposited in connection with such “Commodity Interests,” and
2. in each case, there shall be deducted from the amount of such “Investments” the following amounts:
(a) the amount of any outstanding indebtedness incurred by the prospective qualified purchaser to acquire such “Investments,” and
(b) in the case of a Family Company (as defined in the Investor Questionnaire), in addition to the amounts specified in paragraph (2)(a) above, any outstanding indebtedness incurred by an owner of the Family Company to acquire the Family Company’s “Investments.”

EXHIBIT G

Form of Stockholders Agreement

[See attached.]

STOCKHOLDERS AGREEMENT
This Stockholders Agreement (as the same may be amended, supplemented, amended and restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into effective as of [̃], 2021 by and among Owlet, Inc., a Delaware corporation (the “Company”), Eclipse Ventures Fund I, L.P. and Eclipse Continuity Fund I, L.P. (together with their respective Affiliates, “Eclipse”). The Company and Eclipse are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”
RECITALS
WHEREAS, the Company and Owlet Baby Care Inc., a Delaware corporation (“Legacy Owlet”), are party to that certain Business Combination Agreement, dated as of February 15, 2021 (as it may be amended, supplemented, amended and restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Project Olympus Merger Sub, Inc. (“Merger Sub”) and Legacy Owlet, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Legacy Owlet (the “Merger”), with Legacy Owlet surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement; and
WHEREAS, pursuant to the Business Combination Agreement, the Parties are entering into this Agreement to set forth certain understandings between the Parties with respect to certain governance and other matters of the Company.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
DEFINITIONS AND CONSTRUCTION
Section 1.01 Definitions. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.
“Agreement” has the meaning set forth in the Preamble hereto.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Board” means the board of directors of the Company.
“Business Combination Agreement” has the meaning set forth in the Recitals hereto.
“Bylaws” means the Amended and Restated Bylaws of the Company, as amended or amended and restated from time to time.
“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended, restated and/or amended and restated from time to time.
“Closing” has the meaning set forth in the Business Combination Agreement.
“Common Stock” means the Company’s Class A common stock, with a par value of $0.0001 per share.
“Company” has the meaning set forth in the Recitals hereto.
“Company Stockholders Meeting” means an annual meeting or special meeting of the stockholders of the Company, in each case, including any adjournment or postponement thereof, at which Directors are to be elected to the Board.
“control” (including its correlative meanings, “controlled by” and “under common control with”) has the meaning set forth in the Business Combination Agreement.
“Director” means any member of the Board.

“Eclipse Director” has the meaning set forth in Section 2.01(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Governmental Authority” has the meaning set forth in the Business Combination Agreement.
“Law” has the meaning set forth in the Business Combination Agreement.
“Legacy Owlet” has the meaning set forth in the Preamble hereto.
“Merger” has the meaning set forth in the Recitals hereto.
“Merger Sub” has the meaning set forth in the Recitals hereto.
“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable law, within such party’s control and do not directly conflict with any rights expressly granted to such party in this Agreement, the Business Combination Agreement, the Registration Rights Agreement, the Certificate of Incorporation or the Bylaws) reasonably necessary and desirable within its control to cause such result.
“Non-Recourse Party” has the meaning set forth in Section 4.15.
“NYSE” means the New York Stock Exchange.
“Parties” or “Party” has the meaning set forth in the Preamble hereto.
“Person” has the meaning set forth in the Business Combination Agreement.
“Proceeding” has the meaning set forth in the Business Combination Agreement.
“Representative” has the meaning set forth in the Business Combination Agreement.
“Shares” means shares of Common Stock, or any securities of the Company into which such shares of Common Stock are converted or reclassified or for which such shares of Common Stock are exchanged.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors (or similar fiduciaries) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of limited liability company interests, partnership interests, stock or equivalent ownership interest of the limited liability company, partnership, association or other business entity is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of the limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.
“Transaction” has the meaning set forth in the Business Combination Agreement.
Section 1.02 Rules of Construction. For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:
the meanings of defined terms are applicable to the singular as well as the plural forms of such terms;
the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
references in this Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder;
whenever the words “include”, “includes” or “including” are used in this Agreement, they shall mean “without limitation”;

the captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement;
pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms; and
all references to “or” shall be construed in the inclusive sense of “and/or.”
CORPORATE GOVERNANCE MATTERS
Section 2.01 Nomination Rights of Eclipse. The Company and Eclipse hereby agree that, subject to the rules of the NYSE, from and after the Closing and until such time as Eclipse Beneficially Owns less than 10.0% of the outstanding Common Stock:
(a) Eclipse shall be entitled to nominate one individual (the “Eclipse Director”) for election as a Class III Director at the applicable Company Stockholders Meeting by written notice to the Company given (i) in the case of an annual meeting of the stockholders of the Company, no less than ninety (90) days prior to the one-year anniversary of the preceding year’s annual meeting (provided, however, that, if no annual meeting of the Company’s stockholders was held in the preceding year, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in the Bylaws) was first made by the Company; provided, further, that if the date of the annual meeting of the stockholders of the Company is more than thirty (30) days before or more than sixty (60) days after such anniversary date, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Company) and (ii) in the case of a special meeting of the stockholders of the Company, not less than the later of ninety (90) days prior to such special meeting or the tenth (10th) day following the day on which public disclosure of the date of such special meeting was first made by the Company, which such notice shall include all information relating to such Eclipse Director that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) of the Exchange Act (including such Eclipse Director’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(b) if Eclipse nominates an Eclipse Director for election as provided in Section 2.01(a), the Company shall (i) include such Eclipse Director as a nominee for election as a Director at the applicable Company Stockholders Meeting in its proxy solicitation materials (including any form of proxy it distributes), (ii) recommend to the Company’s stockholders that such Eclipse Director be elected as a Director at such Company Stockholders Meeting and (iii) take all Necessary Action to cause to be elected and/or maintained in office as a member of the Board the Eclipse Director; and
(c) the Company shall not take, directly or indirectly, any actions that would knowingly frustrate, obstruct or otherwise affect the provisions of this Agreement and the intention of the parties hereto with respect to Eclipse’s right to nominate the Eclipse Director for election as provided in Section 2.01(a).
For the avoidance of doubt, (i) Eclipse’s right to nominate an Eclipse Director as a Director under this Section 2.01 (A) shall not be transferable and (B) shall not be subject to any requirement other than as provided in this Section 2.01 that Eclipse provide advance notice of, or comply with any other procedures governing, the nomination of individuals for election to the Board as provided in the Bylaws, and (ii) Eclipse shall not be required to comply with the notice provisions of Section 2.01(a) with respect to an election of Directors at any Company Stockholders Meeting if the Board or any committee thereof shall have nominated the Eclipse Director for election as a Director without regard to the provisions of this Section 2.01.
Section 2.02 Vacancy. Eclipse and the Company hereby agree that (i) for so long as Eclipse shall be entitled to nominate a director pursuant to Section 2.01, Eclipse shall have the exclusive right to remove the Eclipse Director and to designate a replacement Eclipse Director for election to the Board to fill a vacancy be reason of death, resignation, disqualification or removal of the Eclipse Director and (ii) the Company shall take all Necessary Action to cause any vacancies with respect to an Eclipse Director to be filled by the replacement Eclipse Director as promptly as reasonably practicable.
Section 2.03 Chairperson of the Board. Lior Susan shall serve as Chairperson of the Board until such time as the Board elects a successor Chairperson in accordance with the Bylaws.

Section 2.04 Classified Board. The Company represents and warrants that immediately prior to the execution and delivery hereof the Board is divided into three classes, with the Directors serving staggered three-year terms as follows:
(a) Class I Directors, whose initial terms continue through the 2022 annual meeting of the stockholders of the Company;
(b) Class II Directors, whose initial terms continue through the 2023 annual meeting of the stockholders of the Company; and
(c) Class III Directors, whose initial terms continue through the 2024 annual meeting of the stockholders of the Company and include the Eclipse Director.
Section 2.05 Indemnification and D&O Insurance. As promptly as reasonably practicable following the Closing, the Company shall enter into an indemnification agreement with each Director, each on substantially the same terms entered into with, and based on the same customary and reasonable form provided to, the other Directors. To the fullest extent permitted by applicable Law, the Company shall not amend, alter or repeal any right to indemnification, advancement of expenses or exculpation benefiting any Director nominated pursuant to this Agreement, as and to the extent consistent with applicable Law, contained in the Company’s Certificate of Incorporation or Bylaws (except to the extent such amendment or alteration permits the Company to provide broader rights to indemnification, advancement of expenses or exculpation). The Company shall (a) purchase directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary and (b) for so long as a Director nominated pursuant to this Article II serves as a Director of the Company, maintain such coverage with respect to such Director and shall take all actions necessary to extend such coverage for a period of not less than six years from any removal or resignation of such Director, in respect of any act or omission occurring at or prior to such event.
Section 2.06 Reimbursement of Expenses. The Company shall reimburse the Directors for all reasonable and documented out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.
REPRESENTATIONS AND WARRANTIES OF ECLIPSE
Eclipse on its own behalf hereby represents and warrants to the Company as of the date of this Agreement, as follows:
Section 3.01 Organization; Authority.
(a) Eclipse (1) is duly formed, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (2) has all requisite corporate or other entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and the execution and delivery by Eclipse of this Agreement, the performance and compliance by Eclipse with each of its obligations herein and the consummation by Eclipse of the transactions contemplated hereby have been duly authorized by all necessary corporate or other entity action on the part of Eclipse.
(b) This Agreement constitutes a valid and binding obligation of Eclipse enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).
Section 3.02 No Consent. Except as provided in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of Eclipse is required in connection with the execution, delivery and performance of this Agreement, except where the failure to obtain such consents, approvals, authorizations or to make such designations, declarations or filings would not materially interfere with Eclipse’s ability to perform his or its obligations under to this Agreement.
Section 3.03 No Conflicts; Litigation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will, (a) if Eclipse is a legal entity, conflict with or violate any provision of the organizational documents of Eclipse or (b) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both)

under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Eclipse or to Eclipse’s property or assets, except, in the case of this clause (b), that would not reasonably be expected to impair, individually or in the aggregate, Eclipse’s ability to fulfill its obligations under this Agreement. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Eclipse, threatened, against Eclipse or any of Eclipse’s Affiliates or any of their respective assets or properties that would materially interfere with Eclipse’s ability to perform his or its obligations under this Agreement or that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.
GENERAL PROVISIONS
Section 4.01 Effectiveness; Termination. Notwithstanding anything to the contrary contained herein, but subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Parties as provided under Section 4.04, this Agreement (other than Section 2.01 (which, for the avoidance of doubt, shall terminate as provided therein), Section 2.02 (which shall survive until the Eclipse’s rights pursuant to Section 2.01 terminate as provided therein), the last sentence of Section 2.05 (which, for the avoidance of doubt, shall terminate as provided therein) and this Article IV) shall terminate at such time at which all of the members of the initial Board shall cease to serve as directors.
Section 4.02 No Agreement as Director or Officer. Eclipse is signing this Agreement solely in its capacity as a stockholder of the Company.
Section 4.03 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 4.03):
If to the Company, to:

Owlet Inc.
2500 Executive Parkway, Suite 500
Lehi, Utah 84043
Attn:	Mike Abbott Jake Briem
Email:	mabbott@owletcare.com jbriem@owletcare.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attn:	Ryan J. Maierson Benjamin A. Potter
Email:	Ryan.Maierson@lw.com Benjamin.Potter@lw.com
If to Eclipse, to such address set forth on Eclipse’s signature page or to such other address or addresses as Eclipse may from time to time designate in writing to the Company.
Any Party may change its address for notice at any time and from time to time by written notice to the other Parties, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 4.03.

Section 4.04 Amendment; Waiver.
This Agreement may be amended or modified only by a written agreement executed and delivered by the Company and Eclipse. Any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 4.04 shall be void, ab initio.
Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any Party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
No Party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
Any Party may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.
Section 4.05 Further Assurances. To the fullest extent permitted by Law, Eclipse agrees to sign such further documents, cause such meetings to be held, resolutions passed and do and perform and cause to be done such further acts and things reasonably necessary in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, Eclipse being deprived of the rights contemplated by this Agreement.
Section 4.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 4.15.
Section 4.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 4.08 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.08.
Section 4.09 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 4.09 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address as provided in Section 4.03 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 4.10 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof. Eclipse agrees with the Company (and only with the Company) that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state court without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Eclipse agrees, severally and not jointly, with the Company (and only with the Company) that, in the event of any breach or threatened breach by the other Party of Section 2.01 of this Agreement, Eclipse or the Company, as the case may be, shall be entitled to seek an injunction or injunctions to prevent such breach or to enforce specifically the performance of the terms and provisions of Section 2.01 of this Agreement in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state court without proof of actual damages or otherwise, in addition to any other remedy to which such Party is entitled at Law or in equity as expressly permitted in this Agreement. Eclipse hereby further agrees with the Company (and only with the Company) to waive (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 4.11 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 4.11 shall be void
Section 4.12 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 4.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.14 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
Section 4.15 No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Party or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non–Recourse Party.
[Signature Pages Follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.
COMPANY:

OWLET, INC.

By:
Name:
Title:

ECLIPSE:

ECLIPSE VENTURES FUND I, L.P.

By:
Name:
Title:

ADDRESS:

ECLIPSE CONTINUITY FUND I, L.P.

By:
Name:
Title:

ADDRESS:

ANNEX B
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SANDBRIDGE ACQUISITION CORPORATION
Sandbridge Acquisition Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1.  The name of the Corporation is Sandbridge Acquisition Corporation. The Corporation was incorporated under the name Sandbridge Acquisition Corporation by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on June 23, 2020 (the “Original Certificate”).
2.  An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on September 14, 2020 (as amended from time to time, the “Existing Certificate”).
3.  This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.
4.  The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.
5.  This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.
IN WITNESS WHEREOF, Sandbridge Acquisition Corporation has caused this Second Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on       , 2021.
SANDBRIDGE ACQUISITION CORPORATION
By:
Name:
Title:

EXHIBIT A

ARTICLE I
NAME
The name of the corporation is Owlet, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and the name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
CAPITAL STOCK
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 1,100,000,000. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 1,000,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share.
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A. CLASS A COMMON STOCK.
1.  General. The voting, dividend, liquidation, and other rights and powers of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.
2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.
Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.
B. PREFERRED STOCK
Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A.  Subject to that certain Stockholders Agreement, dated as of [ • ], by and among the Corporation and certain stockholders of the Corporation (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”) and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Subject to the Stockholders Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.
B.  Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.
C.  Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
D.  Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.
E.  Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
F.  In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.
G.  The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI
STOCKHOLDERS
A.  Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B.  Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.
C.  Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.
ARTICLE VII
LIABILITY
No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Second Amended and Restated Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE VIII
INDEMNIFICATION
The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ARTICLE IX
AMENDMENTS
A.  Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, and this Article IX.
B.  If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this

Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ANNEX C
Amended and Restated Bylaws of

Owlet, Inc.
(a Delaware corporation)

C-i

C-ii

Amended and Restated Bylaws of
Owlet, Inc.
Article I - Corporate Offices
1.1 Registered Office.
The address of the registered office of Owlet, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2 Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.
Article II - Meetings of Stockholders
2.1 Place of Meetings.
Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
2.2 Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
2.3 Special Meeting.
Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
2.4 Notice of Business to be Brought before a Meeting.
(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.
(b) For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and
(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
2.5 Notice of Nominations for Election to the Board.
(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) as provided in that certain Stockholders Agreement, dated as of [•], by and among the Corporation and certain stockholders of the Corporation (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”), (ii), by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (iii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Other than as provided in the Stockholders Agreement, the foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.
(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));
(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and
(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under
Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).
For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).
(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.
2.6 Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
2.7 Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.
2.8 Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.
2.9 Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
2.10 Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.11 Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.12 Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
2.13 List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.
2.14 Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:
(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii) count all votes or ballots;
(iii) count and tabulate all votes;
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.15 Delivery to the Corporation.
Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.
Article III - Directors
3.1 Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2 Number of Directors.
Subject to the Certificate of Incorporation and the Stockholders Agreement, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3 Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4, and subject to the Certificate of Incorporation and the Stockholders Agreement, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.
3.4 Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. Subject to the Stockholders Agreement, when one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Subject to the Stockholders Agreement, and unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
3.5 Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
3.6 Regular Meetings.
Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
3.7 Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i) delivered personally by hand, by courier or by telephone;
(ii) sent by United States first-class mail, postage prepaid;
(iii) sent by facsimile or electronic mail; or
(iv) sent by other means of electronic transmission,
directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8 Quorum.
At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
3.10 Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
Article IV - Committees
4.1 Committees of Directors.
The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
4.2 Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3 Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i)	Section 3.5 (place of meetings; meetings by telephone);
(ii)	Section 3.6 (regular meetings);
(iii)	Section 3.7 (special meetings; notice);
(iv)	Section 3.9 (board action without a meeting); and
(v)	Section 7.13 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:
(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Article V - Officers
5.1 Officers.
The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
5.2 Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.
5.3 Subordinate Officers.
The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.
5.4 Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5 Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.
5.6 Representation of Shares of Other Corporations.
The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7 Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.
The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
Article VI - Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
Article VII - General Matters
7.1 Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
7.2 Stock Certificates.
The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
7.3 Special Designation of Certificates.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
7.4 Lost Certificates.
Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.5 Shares Without Certificates
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
7.6 Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.7 Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.8 Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
7.9 Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.10 Transfer of Stock.
Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
7.12 Registered Stockholders.
The Corporation:
(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.13 Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.
Article VIII - Notice
8.1 Delivery of Notice; Notice by Electronic Transmission.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.
Any notice given pursuant to the preceding paragraph shall be deemed given:
(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii) if by any other form of electronic transmission, when directed to the stockholder.
Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Article IX - Lock-Up
9.1 Lock-Up. Subject to this Section 9.1, the holders (the “Lock-up Holders”) of common stock of the Corporation issued (a) as consideration pursuant to the merger of Project Olympus Merger Sub, Inc., a Delaware corporation, with and into Owlet Baby Care Inc., a Delaware corporation (the “Owlet Transaction”) or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of stock options or other equity awards outstanding as of immediately following the closing of the Owlet Transaction in respect of awards of Owlet Baby Care Inc. outstanding immediately prior to the closing of the Owlet Transaction (such shares referred to in Section 7.12(i)(b), the “Owlet Equity Award Shares”), may not Transfer any Lock-up Shares until the first day following the expiration of the Lock-up Period (the “Lock-up”).
Notwithstanding the provisions set forth in the paragraph above, the Lock-up Holders or their respective permitted transferees may Transfer the Lock-up Shares during the Lock-up Period (A) to any affiliate or immediate family members of the Corporation’s officers or directors; (B) in the case of an individual, by gift to a member of such individual’s immediate family or a charitable organization or to a trust, the beneficiary of which is such individual, a member of such individual’s immediate family, an affiliate of such individual, or an entity wholly owned by such individual or a member of such individual’s immediate family; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (D) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that in the case of clauses (A) through (D), these permitted transferees must enter into a written agreement with the Corporation agreeing to be bound by the terms of this Section 9.1.
For purposes of this Section 9.1:
(i)  the term “Lock-up Period” means 18 months after the consummation of the Owlet Transaction; notwithstanding the foregoing, Lock-up Holders shall be entitled to Transfer (i) one-third (1/3) of the Lock-up Shares if the closing price of the common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the closing of the Owlet Transaction and (ii) an additional one-third (1/3) of the Lock-up Shares if the closing price of the common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the closing of the Owlet Transaction;
(ii)  the term “Lock-up Shares” means the shares of common stock held by the Lock-up Holders immediately following the closing of the Owlet Transaction (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Owlet Transaction) and the Owlet Equity Award Shares; provided, that, for clarity, shares of common stock issued in connection with the PIPE Investment (as defined in the Business Combination Agreement, entered into by and among, the Corporation, Owlet Baby Care Inc. and Project Olympus Merger Sub, Inc., dated as of February 15, 2021 (the “Business Combination Agreement”)) shall not constitute Lock-up Shares;
(iii)  the term “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder with respect to, any security or the economic value thereof, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

Article X - Indemnification
10.1  Indemnification of Directors and Officers.
The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.
10.2  Indemnification of Others.
The Corporation shall also have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
10.3  Prepayment of Expenses.
The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by any director or officer of the Corporation, and may also pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.
10.4  Determination; Claim.
If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
10.5  Non-Exclusivity of Rights.
The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
10.6  Insurance.
The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.
10.7 Other Indemnification.
The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person actually collects as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.
10.8  Continuation of Indemnification.
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
10.9  Amendment or Repeal; Interpretation.
The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.
Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.
Article XI - Amendments
The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class. Notwithstanding other provisions set forth in Section 9.1, the

Board may, in its sole discretion, determine to waive, amend, or repeal the Lockup obligations set forth in Section 9.1; provided, that, any such waiver, amendment or repeal shall require, in addition to any other vote of the members of the Board required to take such action pursuant to these bylaws or applicable law, the affirmative vote of one director that has been designated by Sandbridge pursuant to the Business Combination Agreement.
Article XII - Forum Selection
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XII, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”), such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of the immediately preceding sentence is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Article XIII - Definitions
As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Owlet, Inc.

Certificate of Amendment and Restatement of Bylaws
The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Owlet, Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on      , 2021, effective as of      , 2021, by the Corporation’s board of directors.
IN WITNESS WHEREOF, the undersigned has hereunto set his hand this     day of       , 2021.

[Name]
[Full Title of Secretary]

ANNEX D
Owlet, Inc.
2021 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities.
ARTICLE II.
DEFINITIONS
As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:
2.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. With reference to the Board’s or a Committee’s powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term “Administrator” shall refer to such officer(s) unless and until such delegation has been revoked.
2.2 “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.
2.3 “Award” means an Option, Stock Appreciation Right, Restricted Stock award, Restricted Stock Unit award, Performance Bonus Award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.
2.4 “Award Agreement” means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
2.5 “Board” means the Board of Directors of the Company.
2.6 “Change in Control” means any of the following:
  (a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with Sections 2.6(c)(i), 2.6(c)(ii) and 2.6(c)(iii); or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);
  (b) The completion of a liquidation or dissolution of the Company; or
  (c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
    (i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;
    (ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.6(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and
    (iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board's approval of the execution of the initial agreement providing for such transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), or (c) of this Section 2.6 with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
2.7 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.
2.8 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
2.9 “Common Stock” means the common stock of the Company.
2.10 “Company” means Owlet, Inc., a Delaware corporation, or any successor.
2.11 “Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.
2.12 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
2.13 “Director” means a Board member.
2.14 “Disability” means a permanent and total disability under Section 22(e)(3) of the Code.

2.15 “Dividend Equivalents” means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.
2.16 “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.
2.17 “Effective Date” has the meaning set forth in Section 11.3.
2.18 “Employee” means any employee of the Company or any of its Subsidiaries.
2.19 “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
2.20 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.
2.21 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.
2.22 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with in Section 424(e) and (f) of the Code, respectively.
2.23 “Incentive Stock Option” means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Section 422 of the Code.
2.24 “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
2.25 “Option” means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.
2.26 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.
2.27 “Overall Share Limit” means the sum of (i) [________]1 Shares; (ii) any Shares that are subject to Prior Plan Awards that become available for issuance under the Plan pursuant to Article V; and (iii) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or Committee.
2.28 “Participant” means a Service Provider who has been granted an Award.
2.29 “Performance Bonus Award” has the meaning set forth in Section 8.3.
1 NTD:	Amount to equal 10% of the fully diluted shares of Common Stock to be outstanding immediately after the closing.

2.30 “Performance Stock Unit” means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive Shares, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.
2.31 “Permitted Transferee” means, with respect to a Participant, any “family member” of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.
2.32 “Plan” means this 2021 Incentive Award Plan.
2.33 “Prior Plan” means the Owlet Baby Care Inc. 2014 Equity Incentive Plan.
2.34 “Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date. Up to [________]2 Shares underlying Prior Plan Awards may become available under the Plan in accordance with Section 5.2.
2.35 “Public Trading Date” means the first date upon which Common Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.
2.36 “Restricted Stock” means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.
2.37 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.
2.38 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
2.39 “Section 409A” means Section 409A of the Code.
2.40 “Securities Act” means the Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.
2.41 “Service Provider” means an Employee, Consultant or Director.
2.42 “Shares” means shares of Common Stock.
2.43 “Stock Appreciation Right” or “SAR” means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.
2.44 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
2.45 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
2.46 “Termination of Service” means:
  (a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.
2 NTD:	To equal the number of shares under outstanding Prior Awards as of immediately prior to closing.

  (b) As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.
  (c) As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.
The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for “cause” and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.
ARTICLE III.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.
ARTICLE IV.
ADMINISTRATION AND DELEGATION
4.1 Administration.
  (a) The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator’s determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.
  (b) Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, or other property, or an Award may be canceled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.
4.2 Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.
ARTICLE V.
STOCK AVAILABLE FOR AWARDS
5.1 Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
5.2 Share Recycling.
  (a) If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Awards under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Overall Share Limit.
  (b) In addition, the following Shares shall be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or any stock option granted under the Prior Plan; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any award granted under the Prior Plan; and (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof. Notwithstanding the provisions of this Section 5.2(b), no Shares may again be optioned, granted or awarded pursuant to an Incentive Stock Option if such action would cause such Option to fail to qualify as an incentive stock option under Section 422 of the Code.
5.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [________]3 Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.
5.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company
3 NTD:
Amount to equal 75% (125% (to allow for share growth) of the sum of 10% initial reserve plus 10 years of evergreen) of the fully diluted shares of Common Stock to be outstanding immediately after the closing.

acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination that can be assumed in accordance with Applicable Laws, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or any of its Subsidiaries prior to such acquisition or combination or as permitted by Applicable Laws.
5.5 Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,000,000.
ARTICLE VI.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
6.1 General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.
6.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.6, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.
6.3 Duration of Options. Subject to Section 6.6, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of “cause” (as determined by the Administrator), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant’s right to exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full of (a) the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) all applicable taxes in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.
6.5 Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:
  (a) Cash, check or wire transfer of immediately available funds; provided that the Company may limit the use of one of the foregoing methods if one or more of the methods below is permitted;
  (b) If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;
  (c) To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;
  (d) To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
  (e) To the extent permitted by the Administrator, delivery of a promissory note or any other lawful consideration; or
  (f) To the extent permitted by the Administrator, any combination of the above payment forms.
6.6 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.
ARTICLE VII.
RESTRICTED STOCK; RESTRICTED STOCK UNITS
7.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the

Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Restricted Stock and Restricted Stock Unit Award shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.
7.2 Restricted Stock.
  (a) Stockholder Rights. Unless otherwise determined by the Administrator, each Participant holding shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions as described in Section 8.3, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.
  (b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.
  (c) Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.
7.3 Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law.
ARTICLE VIII.
OTHER TYPES OF AWARDS
8.1 General. The Administrator may grant Performance Stock Unit awards, Performance Bonus Awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.
8.2 Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.
8.3 Performance Bonus Awards. Each right to receive a bonus granted under this Section 8.3 shall be denominated in the form of cash (but may be payable in cash, stock or a combination thereof) (a “Performance Bonus Award”) and shall be payable upon the attainment of performance goals that are established by the Administrator and relate to one or more of performance or other specific criteria, including service to the Company or Subsidiaries, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.4 Dividend Equivalents. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award subject to vesting shall either (i) to the extent permitted by Applicable Law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related Award. All such Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement.
8.5 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.
ARTICLE IX.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS
9.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (i) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (ii) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (iii) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary; provided that the Administrator will determine whether an adjustment is equitable.
9.2 Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Law or accounting principles:
  (a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
  (b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
  (c) To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;
  (d) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;
  (e) To replace such Award with other rights or property selected by the Administrator; or
  (f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
9.3 Change in Control.
  (a) Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 9.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion.
  (b) In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the Participant of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of 15 days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.
  (c) For the purposes of this Section 9.3, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common equity of the successor entity or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.
9.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of

Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Company may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Company may determine to be reasonably appropriate under the circumstances.
9.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation, spinoff, dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. For the avoidance of doubt, the Administrator need not treat Participants or Awards (or portions thereof) in a uniform manner, and may treat different Participants and/or Awards differently, in connection with an Equity Restructuring, Change in Control or other corporate transaction.
ARTICLE X.
PROVISIONS APPLICABLE TO AWARDS
10.1 Transferability.
  (a) No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a domestic relations order. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.
  (b) Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.
  (c) Notwithstanding Section 10.1(a), a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant’s spouse or domestic partner, as applicable, as the Participant’s Designated Beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written or electronic consent of the Participant’s spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant’s death.
10.2 Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.
10.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
10.4 Changes in Participant’s Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by law or expressly authorized by the Company or by the Company’s written policy on leaves of absence, no Service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.
10.5 Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations from any payment of any kind otherwise due to a Participant. The amount deducted shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant’s jurisdiction for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income. Subject to any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company; provided that the Company may limit the use of one of the foregoing methods if one or more of the exercise methods below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable in respect of the Award and that the broker has been directed to deliver promptly to the Company funds sufficient to satisfy the tax obligations, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to satisfy the tax withholding by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company, (iv) to the extent permitted by the Administrator, delivery of a promissory note or any other lawful consideration or (v) to the extent permitted by the Administrator, any combination of the foregoing payment forms. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
10.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article IX or pursuant to Section 11.6. In addition, the Administrator shall, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award.
10.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
10.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
ARTICLE XI.
MISCELLANEOUS
11.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continue employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.
11.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).
11.3 Effective Date. The Plan was approved by the Board on [________], 2021. The Plan will become effective (the “Effective Date”) on the day prior to the date of the closing of the transactions contemplated by that certain Business Combination Agreement entered into on or about February 15, 2021, by and among the Owlet Baby Care Inc., a Delaware corporation, Sandbridge Acquisition Corporation, a Delaware corporation, and Project Olympus Merger Sub, Inc., a Delaware corporation (the “Business Combination Agreement”), provided that it is approved by a majority of the Company’s stockholders at a duly held meeting prior to such date and occurring within twelve (12) months following the date the Board approved Plan, and provided further that the effectiveness of the Plan is subject to the consummation of the transactions contemplated by the Business Combination Agreement. If the Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Business Combination Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. The Plan will be submitted for approval of the Company’s stockholders within twelve (12) months following the date the Board approved the Plan. No Incentive Stock Option may be granted pursuant to the Plan after the tenth anniversary of the earlier of (i) the date the Plan was approved by the Board and (ii) the date the Plan was approved by the Company’s stockholders.
11.4 Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no amendment requiring stockholder approval to comply with Applicable Law shall be effective unless approved by the Board, and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.
11.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any foreign securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.
11.6 Section 409A.
  (a) General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.
  (b) Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a Participant’s Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Participant’s Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
  (c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
11.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer or other employee of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer or other employee of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer or other employee of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense

(including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.
11.8 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
11.9 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
11.10 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.
11.11 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.
11.12 Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.
11.13 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
11.14 Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.
11.16 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.
11.17 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
11.18 Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
11.19 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 10.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
* * * * *

I hereby certify that the foregoing Plan was adopted by the Board of Directors of Owlet, Inc. on _________.
I hereby certify that the foregoing Plan was approved by the stockholders of Owlet, Inc. on _________.
Executed on _________.

Corporate Secretary

ANNEX E
OWLET, INC.
2021 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE 1
PURPOSE
The Plan’s purpose is to assist employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company, and to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Subsidiaries.
The Plan consists of two components: the Section 423 Component and the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of Options under the Non-Section 423 Component, which need not qualify as Options granted pursuant to an “employee stock purchase plan” under Section 423 of the Code; such Options granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and the Designated Subsidiaries in locations outside of the United States. Except as otherwise provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.
For purposes of this Plan, the Administrator may designate separate Offerings under the Plan, the terms of which need not be identical, in which Eligible Employees will participate, even if the dates of the applicable Offering Period(s) in each such Offering is identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component as determined under Section 423 of the Code. Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.
ARTICLE 2
DEFINITIONS
As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:
2.1 “Administrator” means the Committee, or such individuals to which authority to administer the Plan has been delegated under Section 7.1 hereof.
2.2 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.
2.3 “Board” means the Board of Directors of the Company.
2.4 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.
2.5 “Committee” means the Compensation Committee of the Board.
2.6 “Common Stock” means the common stock of the Company.
2.7 “Company” means Owlet, Inc., a Delaware corporation, or any successor.
2.8 “Compensation” of an Employee means the regular earnings or base salary, bonuses and commissions paid to the Employee from the Company on each Payday as compensation for services to the Company or any Designated Subsidiary, before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, shift differentials, vacation pay, salaried production schedule premiums, holiday pay, jury duty pay, funeral leave pay, paid time off, military pay, prior week adjustments and weekly bonus, but excluding education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and moving reimbursements, including tax gross ups and taxable mileage allowance, income received in connection with any stock options, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established. Such Compensation shall be calculated before deduction of any income or employment tax withholdings, but shall be withheld from the Employee’s net income.
2.9 “Designated Subsidiary” means each Subsidiary, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date, that has been designated by the Board or Committee from time to time in its sole discretion as eligible to participate in the Plan, in accordance with Section 7.2 hereof, such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both, provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.
2.10 “Effective Date” means the date immediately prior to the date of the closing of the transactions contemplated by that certain Business Combination Agreement entered into on or about February 15, 2021, by and among the Owlet Baby Care Inc., a Delaware corporation, Sandbridge Acquisition Corporation, a Delaware corporation, and Project Olympus Merger Sub, Inc., a Delaware corporation, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.
2.11 “Eligible Employee” means an Employee:
  (a) who is customarily scheduled to work at least 20 hours per week;
  (b) whose customary employment is more than five months in a calendar year; and
  (c) who, after the granting of the Option, would not be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.
For purposes of clause (c), the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.
Notwithstanding the foregoing, the Administrator may exclude from participation in the Section 423 Component as an Eligible Employee:
    (x) any Employee that is a “highly compensated employee” of the Company or any Designated Subsidiary (within the meaning of Section 414(q) of the Code), or that is such a “highly compensated employee” (A) with compensation above a specified level, (B) who is an officer or (C) who is subject to the disclosure requirements of Section 16(a) of the Exchange Act; or
    (y) any Employee who is a citizen or resident of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (A) the grant of the Option is prohibited under the laws of the jurisdiction governing such Employee, or (B) compliance with the laws of the foreign jurisdiction would cause the Section 423 Component, any Offering thereunder or an Option granted thereunder to violate the requirements of Section 423 of the Code; provided that any exclusion in clauses (x) or (y) shall be applied in an identical manner under each Offering to all Employees of the Company and all Designated Subsidiaries, in accordance with Treas. Reg. § 1.423-2(e). Notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (a) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (b) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.
2.12 “Employee” means any person who renders services to the Company or a Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. “Employee” shall not include any director of the Company or a Designated Subsidiary who does not render services to the Company or a

Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Designated Subsidiary and meeting the requirements of Treas. Reg. § 1.421-1(h)(2). Where the period of leave exceeds three months, or such other period specified in Treas. Reg. § 1.421-1(h)(2), and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treas. Reg. § 1.421-1(h)(2).
2.13 “Enrollment Date” means the first date of each Offering Period.
2.14 “Exercise Date” means the last day of each Purchase Period, except as provided in Section 5.2 hereof.
2.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
2.16 “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:
  (a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange or Nasdaq Stock Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;
  (b) If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on such date, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or
  (c) If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.
2.17 “Grant Date” means the first day of an Offering Period.
2.18 “New Exercise Date” has the meaning set forth in Section 5.2(b) hereof.
2.19 “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which Options may be granted to non-U.S. Eligible Employees that need not satisfy the requirements for Options granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.20 “Offering” means an offer under the Plan of an Option that may be exercised during an Offering Period as further described in Section 4 hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Exercise Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).
2.21 “Offering Period” means each consecutive, overlapping twenty-four (24) month period commencing on such date(s) as determined by the Board or Committee, in its sole discretion, and with respect to which Options shall be granted to Participants. The duration and timing of Offering Periods may be established or changed by the Board or Committee at any time, in its sole discretion. Notwithstanding the foregoing, in no event may an Offering Period exceed twenty-seven (27) months.

2.22 “Option” means the right to purchase shares of Common Stock pursuant to the Plan during each Offering Period.
2.23 “Option Price” means the purchase price of a share of Common Stock hereunder as provided in Section 4.2 hereof.
2.24 “Parent” means any entity that is a parent corporation of the Company within the meaning of Section 424 of the Code.
2.25 “Participant” means any Eligible Employee who elects to participate in the Plan.
2.26 “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.
2.27 “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.
2.28 “Plan Account” means a bookkeeping account established and maintained by the Company in the name of each Participant.
2.29 “Purchase Period” means each consecutive six (6) month period commencing on such date(s) as determined by the Board or Committee, in its sole discretion, within each Offering Period. The first Purchase Period of each Offering Period shall commence on the Grant Date and end with the next Exercise Date. The duration and timing of Purchase Periods may be established or changed by the Board or Committee at any time, in its sole discretion. Notwithstanding the foregoing, in no event may a Purchase Period exceed the duration of the Offering Period under which it is established.
2.30 “Section 409A” means Section 409A of the Code.
2.31 “Section 423 Component” means those Offerings under the Plan that are intended to meet the requirements under Section 423(b) of the Code.
2.32 “Subsidiary” means any entity that is a subsidiary corporation of the Company within the meaning of Section 424 of the Code. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship.
2.33 “Treas. Reg.” means U.S. Department of the Treasury regulations.
2.34 “Withdrawal Election” has the meaning set forth in Section 6.1(a) hereof.
ARTICLE 3
PARTICIPATION
3.1 Eligibility.
  (a) Any Eligible Employee who is employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of Articles 4 and 5 hereof, and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.
  (b) No Eligible Employee shall be granted an Option under the Section 423 Component which permits the Participant’s rights to purchase shares of Common Stock under the Plan, and to purchase stock under all other employee stock purchase plans of the Company, any Parent or any Subsidiary subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding at any time. The limitation under this Section 3.1(b) shall be applied in accordance with Section 423(b)(8) of the Code.
3.2 Election to Participate; Payroll Deductions
  (a) Except as provided in Sections 3.2(e) and 3.3 hereof, an Eligible Employee may become a Participant in the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of an Offering Period’s Enrollment Date may elect to participate in such Offering Period and the Plan by delivering to the Company a payroll deduction authorization no later than the period of time prior to the applicable Enrollment Date that is determined by the Administrator, in its sole discretion.

  (b) Subject to Section 3.1(b) hereof and except as may otherwise be determined by the Administrator, payroll deductions (i) shall equal at least 1% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date, but not more than 15% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date; and (ii) may be expressed either as (A) a whole number percentage, or (B) a fixed dollar amount. Amounts deducted from a Participant’s Compensation with respect to an Offering Period pursuant to this Section 3.2 shall be deducted each Payday through payroll deduction and credited to the Participant’s Plan Account; provided that for the first Offering Period under this Plan, payroll deductions shall not begin until such date determined by the Board or Committee, in its sole discretion.
  (c) Following at least one payroll deduction, a Participant may decrease (to as low as zero) the amount deducted from such Participant’s Compensation only once during an Offering Period upon ten calendar days’ prior written notice to the Company. A Participant may not increase the amount deducted from such Participant’s Compensation during an Offering Period.
  (d) Upon the completion of an Offering Period, each Participant in such Offering Period shall automatically participate in the immediately following Offering Period at the same payroll deduction percentage or fixed amount as in effect at the termination of such Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.2(a) hereof, or unless such Participant becomes ineligible for participation in the Plan.
  (e) Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator must determine that any alternative method of contribution is applied on an equal and uniform basis to all Eligible Employees in the Offering.
3.3 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treas. Reg. § 1.421-1(h)(2), a Participant may continue participation in the Plan by making cash payments to the Company on the Participant’s normal payday equal to the Participant’s authorized payroll deduction.
ARTICLE 4
PURCHASE OF SHARES
4.1 Grant of Option. The Company may make one or more Offerings under the Plan, which may be successive or overlapping with one another, until the earlier of: (i) the date on which the Shares available under the Plan have been sold or (ii) the date on which the Plan is suspended or terminates. The Administrator shall designate the terms and conditions of each Offering in writing, including without limitation, the Offering Period and the Purchase Periods. Each Participant shall be granted an Option with respect to an Offering Period on the applicable Grant Date. Subject to the limitations of Section 3.1(b) hereof, the number of shares of Common Stock subject to a Participant’s Option shall be determined by dividing (a) such Participant’s payroll deductions accumulated prior to an Exercise Date and retained in the Participant’s Plan Account on such Exercise Date by (b) the applicable Option Price; provided that in no event shall a Participant be permitted to purchase during each Offering Period more than 50,000 shares of Common Stock (subject to any adjustment pursuant to Section 5.2 hereof). The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase during such future Offering Periods. Each Option shall expire on the last Exercise Date for the applicable Offering Period immediately after the automatic exercise of the Option in accordance with Section 4.3 hereof, unless such Option terminates earlier in accordance with Article 6 hereof.
4.2 Option Price. The “Option Price” per share of Common Stock to be paid by a Participant upon exercise of the Participant’s Option on an Exercise Date for an Offering Period shall equal 85% of the lesser of the Fair Market Value of a share of Common Stock on (a) the applicable Grant Date and (b) the applicable Exercise Date, or such other price designated by the Administrator; provided that in no event shall the Option Price per share of Common Stock be less than the par value per share of the Common Stock.

4.3 Purchase of Shares.
  (a) On each Exercise Date for an Offering Period, each Participant shall automatically and without any action on such Participant’s part be deemed to have exercised the Participant’s Option to purchase at the applicable per share Option Price the largest number of whole shares of Common Stock which can be purchased with the amount in the Participant’s Plan Account. Any balance less than the per share Option Price that is remaining in the Participant’s Plan Account (after exercise of such Participant’s Option) as of the Exercise Date shall be carried forward to the next Purchase Period or Offering Period. Any balance not carried forward to the next Purchase Period or Offering Period in accordance with the prior sentence promptly shall be refunded to the applicable Participant.
  (b) As soon as practicable following each Exercise Date, the number of shares of Common Stock purchased by such Participant pursuant to Section 4.3(a) hereof shall be delivered (either in share certificate or book entry form), in the Company’s sole discretion, to either (i) the Participant or (ii) an account established in the Participant’s name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such shares of Common Stock, the Company shall seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant’s Plan Account balance, without interest thereon.
4.4 Automatic Termination of Offering Period. If the Fair Market Value of a share of Common Stock on any Exercise Date (except the final scheduled Exercise Date of any Offering Period) is lower than the Fair Market Value of a share of Common Stock on the Grant Date for an Offering Period, then such Offering Period shall terminate on such Exercise Date after the automatic exercise of the Option in accordance with Section 4.3 hereof, and each Participant shall automatically be enrolled in the Offering Period that commences immediately following such Exercise Date and such Participant’s payroll deduction authorization shall remain in effect for such Offering Period.
4.5 Transferability of Rights. An Option granted under the Plan shall not be transferable, other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. No option or interest or right to the Option shall be available to pay off any debts, contracts or engagements of the Participant or the Participant’s successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of the Option shall have no effect.
ARTICLE 5
PROVISIONS RELATING TO COMMON STOCK
5.1 Common Stock Reserved. Subject to adjustment as provided in Section 5.2 hereof, the maximum number of shares of Common Stock that shall be made available for sale under the Plan shall be the sum of (a) [________]1 shares and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031 equal to the lesser of (i) 1% of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares as may be determined by the Board or Committee; provided, however, no more than [________]2 shares may be issued under the Plan. Shares made available for sale under the Plan may be authorized but unissued shares, treasury shares of Common Stock, or reacquired shares reserved for issuance under the Plan.
5.2 Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.
  (a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under Option, as well as the price per share and the number of shares of Common Stock covered by each Option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares
1 NTD: Amount to equal 1% of the fully diluted shares of Common Stock to be outstanding immediately after the closing.
2 NTD: Amount to equal 14.375% of the fully diluted shares of Common Stock to be outstanding immediately after the closing.

of Common Stock effected without receipt of consideration by the Company. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.
  (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods then in progress shall be shortened by setting a new Exercise Date (the “New Exercise Date”), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company’s proposed dissolution or liquidation. The Administrator shall notify each Participant in writing, at least ten business days prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.
  (c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent Option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the Option, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company’s proposed sale or merger. The Administrator shall notify each Participant in writing, at least ten business days prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.
5.3 Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which Options are to be exercised may exceed the number of shares of Common Stock remaining available for sale under the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the shares of Common Stock available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising Options to purchase Common Stock on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 7.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant’s Plan Account which has not been applied to the purchase of shares of Common Stock shall be paid to such Participant in one lump sum in cash within 30 days after such Exercise Date, without any interest thereon.
5.4 Rights as Stockholders. With respect to shares of Common Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, shares of Common Stock have been deposited in the designated brokerage account following exercise of the Participant’s Option.
ARTICLE 6
TERMINATION OF PARTICIPATION
6.1 Cessation of Contributions; Voluntary Withdrawal.
  (a) A Participant may cease payroll deductions during an Offering Period and elect to withdraw from the Plan by delivering written notice of such election to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator (a “Withdrawal Election”). A Participant electing to withdraw from the Plan may elect to either (i) withdraw all of the funds then credited to the Participant’s Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one lump-sum payment in cash within 30 days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant’s Option for such Offering Period shall terminate; or (ii) exercise the Option for the maximum number of whole shares of Common Stock on the applicable Exercise Date with any remaining Plan Account balance returned to the Participant in one lump-sum payment in cash within 30 days after such Exercise Date, without any interest thereon, and after such exercise cease to participate in the Plan. Upon receipt of a Withdrawal Election, the Participant’s payroll deduction authorization and the Participant’s Option shall terminate.
  (b) A Participant’s withdrawal from the Plan shall not have any effect upon the Participant’s eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.
  (c) A Participant who ceases contributions to the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during that Offering Period.
6.2 Termination of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, such Participant’s Option for the applicable Offering Period shall automatically terminate, the Participant shall be deemed to have elected to withdraw from the Plan, and such Participant’s Plan Account shall be paid to such Participant or, in the case of the Participant’s death, to the person or persons entitled thereto pursuant to applicable law, within 30 days after such cessation of being an Eligible Employee, without any interest thereon. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component, or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.
ARTICLE 7
GENERAL PROVISIONS
7.1 Administration.
  (a) The Plan shall be administered by the Committee, which shall be composed of members of the Board. The Committee may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.
  (b) It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:
    (i) To establish and terminate Offerings;
    (ii) To determine when and how Options shall be granted and the provisions and terms of each Offering (which need not be identical);
    (iii) To select Designated Subsidiaries in accordance with Section 7.2 hereof; and
    (iv) To construe and interpret the Plan, the terms of any Offering and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering or any Option, in a manner and to the extent it shall deem necessary or expedient to administer the Plan, subject to Section 423 of the Code for the Section 423 Component.
  (c) The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.
  (d) The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.
  (e) All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Committee, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options, and all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination, or interpretation.
7.2 Designation of Subsidiary Corporations. The Board or Administrator shall designate from time to time the Subsidiaries that shall constitute Designated Subsidiaries, and determine whether such Designated Subsidiaries shall participate in the Section 423 Component or Non-Section 423 Component. The Board or Administrator may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.
7.3 Reports. Individual accounts shall be maintained for each Participant in the Plan. Statements of Plan Accounts shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Option Price, the number of shares purchased and the remaining cash balance, if any.
7.4 No Right to Employment. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.
7.5 Amendment and Termination of the Plan.
  (a) The Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision), with respect to the Section 423 Component, or any other applicable law, regulation or stock exchange rule, the Company shall obtain stockholder approval of any such amendment to the Plan in such a manner and to such a degree as required by Section 423 of the Code or such other law, regulation or rule.
  (b) If the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may in its discretion modify or amend the Plan to reduce or eliminate such accounting consequence. Such modifications or amendments shall not require stockholder approval or the consent of any Participant.
  (c) Upon termination of the Plan, the balance in each Participant’s Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

7.6 Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of shares of Common Stock under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest shall be paid to any Participant or credited under the Plan.
7.7 Term; Approval by Stockholders. No Option may be granted during any period of suspension of the Plan or after termination of the Plan. The Plan shall be submitted for the approval of the Company’s stockholders within 12 months after the date of the Board’s initial adoption of the Plan. Options may be granted prior to such stockholder approval; provided, however, that such Options shall not be exercisable prior to the time when the Plan is approved by the stockholders; provided, further that if such approval has not been obtained by the end of the 12-month period, all Options previously granted under the Plan shall thereupon terminate and be canceled and become null and void without being exercised.
7.8 Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary, or (b) to grant or assume Options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.
7.9 Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
7.10 Notice of Disposition of Shares. Each Participant shall give the Company prompt notice of any disposition or other transfer of any shares of Common Stock, acquired pursuant to the exercise of an Option granted under the Section 423 Component, if such disposition or transfer is made (a) within two years after the applicable Grant Date or (b) within one year after the transfer of such shares of Common Stock to such Participant upon exercise of such Option. The Company may direct that any certificates evidencing shares acquired pursuant to the Plan refer to such requirement.
7.11 Tax Withholding. The Company or any Parent or any Subsidiary shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state or local tax law to be withheld with respect to any purchase of shares of Common Stock under the Plan or any sale of such shares.
7.12 Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.
7.13 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
7.14 Conditions To Issuance of Shares.
  (a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Common Stock pursuant to the exercise of an Option by a Participant, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the shares of Common Stock are listed or traded, and the shares of Common Stock are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

  (b) All certificates for shares of Common Stock delivered pursuant to the Plan and all shares of Common Stock issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the shares of Common Stock are listed, quoted, or traded. The Committee may place legends on any certificate or book entry evidencing shares of Common Stock to reference restrictions applicable to the shares of Common Stock.
  (c) The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Option, including a window-period limitation, as may be imposed in the sole discretion of the Committee.
  (d) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing shares of Common Stock issued in connection with any Option, record the issuance of shares of Common Stock in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).
7.15 Equal Rights and Privileges. All Eligible Employees of the Company (or of any Designated Subsidiary) granted Options pursuant to an Offering under the Section 423 Component shall have equal rights and privileges under this Plan to the extent required under Section 423 of the Code so that the Section 423 Component qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Any provision of the Section 423 Component that is inconsistent with Section 423 of the Code shall, without further act or amendment by the Company or the Board, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as Eligible Employees participating in the Section 423 Component.
7.16 Rules Particular to Specific Countries. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan with respect to Participants who are tax residents of a particular non-U.S. country or who are foreign nationals or employed in non-U.S. jurisdictions may be subject to an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 7.1 above. Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.
7.17 Section 409A. The Section 423 Component of the Plan and the Options granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A. Neither the Non-Section 423 Component nor any Option granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A. Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any Option granted under the Plan may be or become subject to Section 409A or that any provision of the Plan may cause an Option granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.
* * * * *

I hereby certify that the foregoing Plan was adopted by the Board of Directors of Owlet, Inc. on __________.
I hereby certify that the foregoing Plan was approved by the stockholders of Owlet, Inc. on __________.
Executed on _______.

Corporate Secretary

ANNEX F
FORM OF SPONSOR LETTER AGREEMENT
February 15, 2021
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA
Owlet Baby Care Inc.
2500 Executive Parkway, Suite 500
Lehi, Utah 84043
Re:	Sponsor Agreement
Ladies and Gentlemen:
This letter (this “Sponsor Agreement”) is being delivered to you in accordance with that Business Combination Agreement, dated as of the date hereof, by and among Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge”), Project Olympus Merger Sub, Inc., a Delaware corporation, and Owlet Baby Care Inc., a Delaware corporation (the “Company”) (the “Business Combination Agreement”) and the transactions contemplated therein (the “Business Combination”) and hereby amends and restates in its entirety that certain letter, dated September 14, 2020, from Sandbridge Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), GCCU IX LLC, a Delaware limited liability company (“GCCU”), TOCU XXXIV LLC, a Delaware limited liability company (“TOCU”), Sandbridge Sponsor LLC, a Delaware limited liability company (together with GCCU and TOCU, the “Investors”) and the individuals named therein to Sandbridge (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 7 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.
The Sponsor and certain members of Sandbridge’s board of directors and/or management team and certain advisors to Sandbridge (each, an “Insider” and together, the “Insiders”) are currently, and as of the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Private Placement Warrants, with the Sponsor and each Insider’s ownership as of the date hereof detailed on Schedule A hereto.
In order to induce the Company and Sandbridge to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1)	The Sponsor and each Insider irrevocably agrees that it, he or she shall:
a)
vote any Common Stock and Founder Shares owned by it, him or her (all such common stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;

b)	when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
c)
vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any Alternative Business Combination Proposal and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge or Merger Sub under the Business Combination Agreement or result in any of the conditions set forth in Article 6 of the Business Combination Agreement not being fulfilled, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in this Sponsor Agreement or change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock of Sandbridge;

d)
vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against

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any change in business, management or Board of Directors of Sandbridge (other than in connection with the Business Combination and the other proposals related to the Business Combination); and
e)	not redeem any Founder Shares owned by it, him or her in connection with such stockholder approval.
Prior to any valid termination of the Business Combination Agreement, the Sponsor shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.
The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Merger or any action described above is recommended by the Sandbridge Board.
2)	The Sponsor agrees that it shall not:
a)
Transfer any Founder Shares or Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of Private Placement Warrants) until 18 months after the Closing (the “Lock-up Period”). Notwithstanding the foregoing, the Sponsor shall be entitled to Transfer (i) one-third (1/3) of the Founder Shares and one-third (1/3) of the Private Placement Warrants Beneficially Owned by the Sponsor as of the Closing (and shares of Common Stock issued or issuable upon the exercise or conversion of such Private Placement Warrants) if the closing price of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing and (ii) an additional one-third (1/3) of the Founder Shares and one-third (1/3) of the Private Placement Warrants Beneficially Owned by the Sponsor as of the Closing (and shares of Common Stock issued or issuable upon the exercise or conversion of such Private Placement Warrants) if the closing price of the Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing.

b)
Notwithstanding the provisions set forth in paragraphs 2(a), Transfers of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 2(b)) are permitted (A) to Sandbridge’s officers or directors, any affiliate or family member of any of Sandbridge’s officers or directors or any affiliate of the Sponsor or to any member(s) of the Sponsor or any of their respective affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or a charitable organization or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; and (E) by private transfers or transfers made in connection with any contingent forward purchase agreement or similar arrangement or in connection with the consummation of the Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; provided, however, that in the case of clauses (A) through (E), these permitted transferees, to the extent not already party hereto, must enter into a written agreement with Sandbridge agreeing to be bound by this Agreement.

3)
Vesting Provisions. The Sponsor agrees that, as of immediately prior to (but subject to) the Closing, all of the Founder Shares held by the Sponsor as of the Closing shall be subject to the vesting and forfeiture provisions set forth in this paragraph 3. The Sponsor agrees that it shall not (and will cause its affiliates not to) Transfer any unvested Founder Shares held by the Sponsor prior to the date such Founder Shares become vested pursuant to this paragraph 3, except to the extent permitted by paragraph 2(b). For the avoidance of doubt, the Founder Shares beneficially owned by the individual Insiders other than the Sponsor shall not be subject to vesting or forfeiture.

a)	Vesting of Founder Shares.
i)
Shares Subject to Vesting. 50% of the Founder Shares Beneficially Owned by the Sponsor as of the Closing shall not be subject to vesting and shall convert to shares of Common Stock in accordance with the terms of the Amended and Restated Certificate of Incorporation of Sandbridge.

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ii)
Shares Subject to Vesting. The remaining 50% of the Founder Shares Beneficially Owned by the Sponsor as of the Closing shall convert to shares of Common Stock in accordance with the terms of the Amended and Restated Certificate of Incorporation of Sandbridge and be subject to the following performance vesting terms: (1) 25% of the Founder Shares Beneficially Owned by the Sponsor as of the Closing shall vest at such time as a $12.50 stock price level is achieved and (2) the remaining 25% of the Founder Shares Beneficially Owned by the Sponsor as of the Closing shall vest at such time as a $15.00 stock price level is achieved, in each case, on or before the fifth anniversary of the Closing Date. Such stock price levels will be equitably adjusted on account of any share split, reverse share split or similar equity restructuring transaction. Founder Shares subject to vesting pursuant to this paragraph 3(a)(ii) that do not vest in accordance with the terms of this paragraph 3(a)(ii) shall be forfeited.

b)	Forfeiture of Unvested Founder Shares. Unvested Founder Shares that are forfeited pursuant to paragraph 3(a)(ii) shall be cancelled, without any consideration for such Transfer.
c)
Stock Price Level. For purposes of this paragraph 3, the “stock price level” will be considered achieved only (a) when the closing price of a share of Common Stock on the New York Stock Exchange (or other exchange or other market where the Common Stock is then traded) is greater than or equal to the applicable price for any 20 trading days within a 30 trading day period or (b) in a Sandbridge Sale, the price paid per share of Common Stock in such Sandbridge Sale is greater than or equal to the applicable price (to the extent the price paid per share includes contingent consideration or property other than cash, the Sandbridge Board shall determine the price paid per share of Common Stock in such Sandbridge Sale in good faith).

4)
The Sponsor and each Insider hereby agrees that, during the period commencing on the date hereof and ending at the Effective Time, the Sponsor and each Insider shall not modify or amend any Contract between or among Sponsor or such Insider, anyone related by blood, marriage or adoption to the Sponsor or such Insider or any affiliate of the Sponsor or such Insider (other than Sandbridge and its Subsidiaries), on the one hand, and Sandbridge or any of Sandbridge’s Subsidiaries, on the other hand.

5)
As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act; (ii) “Founder Shares” shall mean the shares of Class B common stock, par value $0.0001 per share, and the shares of Common Stock issuable upon conversion of such shares in connection with the Closing; (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); provided that the exercise of any Private Placement Warrant(s) by the Sponsor or any permitted transferee of Sponsor, at any time, in the Sponsor or such transferee’s sole and absolute discretion, shall not constitute a “Transfer; (iv) “Common Stock” shall mean the Class A Common Stock, par value $0.0001 per share of Sandbridge; (v) “Private Placement Warrants” shall mean the Sandbridge Warrants to purchase up to 6,600,000 shares of Common Stock that the Sponsor purchased for an aggregate purchase price $6,600,000, or $1.00 per Warrant, in a private placement that occurred simultaneously with the consummation of Sandbridge’s initial public offering; (vi) “Sandbridge Sale” shall mean the occurrence of any of the following events (which, for the avoidance of doubt, shall not include the Business Combination): (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Sandbridge representing more than 50% of the combined voting power of Sandbridge’s then outstanding voting securities, (b) consummation of a merger or consolidation of Sandbridge with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Sandbridge Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the

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voting securities of Sandbridge immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the shareholders of Sandbridge approve a plan of complete liquidation or dissolution of Sandbridge or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Sandbridge of all or substantially all of the assets of Sandbridge and its Subsidiaries, taken as a whole, other than such sale or other disposition by Sandbridge of all or substantially all of the assets of Sandbridge and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Sandbridge in substantially the same proportions as their ownership of Sandbridge immediately prior to such sale; and (vii) “Alternative Business Combination Proposal” means any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Sandbridge.
6)
This Sponsor Agreement, the Business Combination Agreement and the other agreements referenced herein and therein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, each Insider and the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Sandbridge and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Business Combination Agreement.

7)
Subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the certificate of incorporation and bylaws of Sandbridge, Sponsor and each Insider hereby irrevocably and unconditionally waives and agrees not to assert or perfect any rights to adjustment or other anti-dilution protection with respect to the rate that the Founder Shares held by him, her or it converts into Common Stock pursuant to Section 4.3 of the certificate of incorporation of Sandbridge or any other adjustment or anti-dilution protections that arise in connection with the issuance of Common Stock (including in connection with the PIPE Investment).

8)
No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder, other than in conjunction with transfers permitted by paragraph 2 or, in the case of the Investors, to an affiliate of such Investor, without the prior written consent of the other parties; provided, that such assignment by an Investor shall not relieve such Investor of its obligations under this Agreement. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, each Insider, Sandbridge and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

9)
Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10)
This Sponsor Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11)	This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or
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provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
12)
This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Proceeding based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in Wilmington in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this paragraph. The prevailing party in any such Proceeding (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY

13)
Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile or e-mail transmission.

14)
This Sponsor Agreement shall terminate upon a Sandbridge Sale and, if earlier, the latest to occur of (a) the earlier of (i) the achievement of a $15.00 stock price level and (ii) the fifth anniversary of the Closing Date and (b) the expiration of the Lock-up Period. In the event of a valid termination of the Business Combination Agreement, this Sponsor Agreement shall be of no force and effect and the parties agree that the Prior Letter Agreement shall be effective and binding upon them in accordance with its terms notwithstanding the amendment and restatement of such agreement herein. No such termination or reinstatement of the Prior Letter Agreement shall relieve the Sponsor, any Insider, Sandbridge or the Company from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reinstatement.

15)
The Sponsor and each Insider hereby represents and warrants (severally and not jointly, and as to itself, himself or herself only) to Sandbridge and the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and such party has all necessary power and authority to execute, deliver and perform this Sponsor Agreement and consummate the transactions contemplated hereby; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her or its obligations under this Sponsor Agreement; (v) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against

F-5

such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (vi) except for fees described on Section 4.4 of the Sandbridge Disclosure Schedules, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person or its controlled Affiliates in connection with the Business Combination Agreement or the transactions contemplated thereby based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Sandbridge or any of its controlled Affiliates or, following the Closing, the Company or any of its controlled Affiliates, would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Founder Shares and Private Placement Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Warrants) affecting any such Founder Shares or Private Placement Warrants, other than pursuant to (A) this Sponsor Agreement, (B) the amended and restated certificate of incorporation of Sandbridge, (C) the Business Combination Agreement, (D) the Registration Rights Agreement, dated as of September 14, 2020, by and among Sandbridge and certain security holders, (E) the Amended and Restated Limited Liability Company Agreement of the Sponsor or (F) any applicable securities laws; and (x) the Founder Shares and Private Placement Warrants identified on Schedule A are the only Founder Shares or Private Placement Warrants Beneficially Owned by such Person as of the date hereof.
16)
The Sponsor and each Insider hereby agrees and acknowledges that: (i) Sandbridge and, prior to any valid termination of the Business Combination Agreement, the Company would be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her obligations under paragraphs 1 and 2, as applicable, of this Sponsor Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. The Sponsor and each Insider shall also be entitled to seek injunctive relief, in addition to any other remedy that such parties may have in law or in equity, in the event of a breach under this Sponsor Agreement.

17)
Through the date of the Closing, Sandbridge will maintain an insurance policy or policies providing directors’ and officers’ liability insurance, and each Insider who is a director or officer of Sandbridge or its subsidiaries shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any other Sandbridge director or officer.

18)
Sandbridge shall not, without the prior consent of each of the Investors, (i) include the name of the Investors or any of their respective affiliates in any disclosure, marketing materials, tombstones and other usages in connection with the activities of the Company or in connection with the Merger or thereafter; (ii) amend any term of the Founder Shares, including, but not limited to, the economic terms or terms regarding transferability; (iii) amend any term of the Private Placement Warrants, including, but not limited to, economic terms or terms regarding transferability; or (iv) amend any terms of the Trust Account.

19)
If, and as often as, (a) there is any stock split, stock dividend, combination or reclassification that results in the Sponsor acquiring new Founder Shares or new Private Placement Warrants, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Founder Shares or the Private Placement Warrants after the date of this Sponsor Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any Founder Shares after the date of this Sponsor Agreement (such Founder Shares and Private Placement Warrants collectively the “New Securities”), then, in each case, such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Founder Shares or Private Placement Warrants owned by Sponsor as of the date hereof.

20)
Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature page follows]
F-6

Sincerely,

SANDBRIDGE ACQUISITION HOLDINGS LLC

By:	/s/ Richard Henry
Name: Richard Henry
Title: Manager

INVESTORS

GCCU IX LLC

By:	/s/ Russell D. Gannaway
Name: Russell D. Gannaway
Title: Authorized Person

TOCU XXXIV LLC

By:	/s/ Russell D. Gannaway
Name: Russell D. Gannaway
Title: Authorized Person

SANDBRIDGE SPONSOR LLC

By:	/s/ Richard Henry
Name: Richard Henry
Title: Chief Executive Officer
INSIDERS

/s/ Ken Suslow
Ken Suslow

/s/ Joe Lamastra
Joe Lamastra

/s/ Richard Henry
Richard Henry

/s/ Domenico De Sole
Domenico De Sole

/s/ Michael Goss
Michael Goss

/s/ Krystal Kahler
Krystal Kahler

F-7

/s/ Ramez Toubassy
Ramez Toubassy

/s/ Jamie Weinstein
Jamie Weinstein

/s/ Thomas Hilfiger
Thomas Hilfiger
Acknowledged and Agreed:

SANDBRIDGE ACQUISITION CORPORATION

By:	/s/ Ken Suslow
Name: Ken Suslow
Title: Chief Executive Officer

Acknowledged and Agreed:

OWLET BABY CARE INC.

By:	/s/ Kurt Workman
Name: Kurt Workman
Title: CEO
F-8

Schedule A

Sponsor Ownership of Securities
Sponsor	Founder Shares	Private Placement Warrants
Sandbridge Acquisition Holdings LLC	5,615,000	6,600,000
Total	5,615,000	6,600,000
Insider Ownership of Securities
Insider	Founder Shares	Private Placement Warrants
Ken Suslow	—	—
Richard Henry	—	—
Joe Lamastra	—	—
Domenico De Sole	40,000	—
Michael Goss	40,000	—
Krystal Kahler	—	—
Ramez Toubassy	25,000	—
Jamie Weinstein	—	—
Thomas Hilfiger	30,000	—
Total	135,000	—
F-9

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, the Current Charter provides that a director will not be personally liable to Sandbridge or Sandbridge’s stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
The Current Charter provides that Sandbridge will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
Sandbridge has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Sandbridge to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to Sandbridge, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The Proposed Charter will provide for indemnification of New Owlet’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Owlet’s Bylaws will provide for indemnification of New Owlet’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the Closing, New Owlet will have entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Owlet, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:
Exhibit	Description
2.1†
Business Combination Agreement, dated as of February 15, 2021, by and among Sandbridge Acquisition Corporation, Project Olympus Merger Sub, Inc. and Owlet Baby Care Inc. (incorporated by reference to Exhibit 2.1 of Sandbridge’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

3.1	Amended and Restated Certificate of Incorporation of Sandbridge Acquisition Corporation (incorporated by reference to Exhibit 3.1 of Sandbridge’s Form 8-K, filed with the SEC on September 18, 2020).
3.2	Bylaws of Sandbridge Acquisition Corporation. (incorporated by reference to Exhibit 3.3 of Sandbridge’s Form S-1 (File No. 333-248320), filed with the SEC on August 24, 2020).
3.3	Form of New Owlet Charter (included as Annex B to this proxy statement/prospectus).
3.4	Form of New Owlet Bylaws (included as Annex C to this proxy statement/prospectus).
4.1
Warrant Agreement, dated as of September 14, 2020, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Sandbridge Acquisition Corporation’s Current Report on Form 8-K filed on September 18, 2020).

5.1	Opinion of Ropes & Gray LLP as to the validity of the securities being registered.
10.1	Form of Owlet, Inc. 2021 Incentive Award Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).
10.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of Sandbridge’s Current Report on Form 8-K filed with the SEC on February 16, 2021).
10.3	Form of Owlet, Inc. 2021 Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).
10.4	Form of Amended and Restated Registration Rights Agreement, (incorporated by reference to Exhibit E to Exhibit 2.1 of Sandbridge’s Current Report on Form 8-K filed with the SEC on February 16, 2021).
10.5
Sponsor Letter Agreement, dated as of February 15, 2021, by and among Sandbridge Acquisition Holdings LLC, certain initial stockholders of Sandbridge and Owlet, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).

10.6	Form of Stockholders Agreement (incorporated by reference to Exhibit G of Exhibit 2.1 of Sandbridge’s Current Report on Form 8-K filed with the SEC on February 16, 2021).
10.7	Owlet Baby Care Inc. 2014 Equity Incentive Plan.
10.7(a)	Form of Owlet Baby Care Inc. Stock Option Grant Notice under the 2014 Equity Incentive Plan.
10.7(b)	Form of Restricted Stock Grant Agreement Award Notice under the 2014 Equity Incentive Plan.
10.7(c)	Form of Restricted Stock Unit Award Agreement under the 2014 Equity Incentive Plan.
10.8	Amended and Restated Offer of Employment Letter, dated as of March 30, 2021, by and between Owlet, Inc. and Michael Abbott.
10.9	Amended and Restated Offer of Employment Letter, dated as of March 29, 2021, by and between Owlet, Inc. and Kurt Workman.
10.10	Offer of Employment Letter, dated as of March 3, 2021, by and between Owlet, Inc. and Kate Scolnick.
10.11	Manufacturing and Supply Agreement, dated as of June 21, 2018, by and between Owlet Baby Care Inc. and Shenzhen Aoni Electronic Co., Ltd.
10.12	Subscription Agreement, dated as of May 20, 2014, by and between Owlet Baby Care Inc. and Ayla Networks, Inc.
10.12(a)	Amendment to Subscription Agreement, dated as of July 14, 2020, by and between Owlet Baby Care Inc. and Ayla Networks, Inc.
10.13#	Manufacturing Services Agreement, dated as of October 24, 2017, by and between Owlet Baby Care Inc. and Benchmark Electronics, Inc.
10.13(a)	Amendment No. 1 to Manufacturing Services Agreement, dated as of July 5, 2018, by and between Owlet Baby Care Inc. and Benchmark Electronics, Inc.

Exhibit	Description
10.13(b)	Amendment No. 2 to Manufacturing Services Agreement, dated as of September 23, 2020, by and between Owlet Baby Care Inc. and Benchmark Electronics, Inc.
10.14#	Kalay Service and License Agreement, dated as of January 31, 2018, by and between Owlet Baby Care Inc. and ThroughTek Co. Ltd.
10.15#	Second Amended and Restated Loan and Security Agreement, dated as of April 22, 2020, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.15(a)	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of April 23, 2020, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.15(b)	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated as of September 22, 2020, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.15(c)#	Default Waiver, Consent, and Third Amendment to Second Amended and Restated Loan and Security Agreement, dated as of March 10, 2021, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.15(d)#*	Fourth Amendment to Second Amended and Restated Loan and Security Agreement, dated as of May 14, 2021, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.15(e)#*	Fifth Amendment to Second Amended and Restated Loan Security Agreement, dated as of May 25, 2021, by and between Owlet Baby Care Inc. and Silicon Valley Bank.
10.16*	Form of Indemnification Agreement
16.1	Letter from Tanner LLC, dated as of February 15, 2021.
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Ropes & Gray LLP (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1*	Form of Preliminary Proxy Card.
99.2	Consent of Michael Abbott to be named as a director.
99.3	Consent of Amy McCullough to be named as a director.
99.4	Consent of Lior Susan to be named as a director.
99.5	Consent of Kurt Workman to be named as a director.
99.6	Consent of Zane Burke to be named as a director.
99.7	Consent of Laura Durr to be named as a director.
99.8*	Consent of John Kim to be named as a director.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
*	Filed herewith.

Item 22.	Undertakings.
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;
ii.
To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 28, 2021.
SANDBRIDGE ACQUISITION CORPORATION

By:	/s/ Ken Suslow
Name: Ken Suslow
Title: Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Name	Title	Date

/s/ Ken Suslow	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	May 28, 2021
Ken Suslow

*	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2021
Richard Henry

*	Director	May 28, 2021
Domenico De Sole

*	Director	May 28, 2021
Mike Goss

*	Director	May 28, 2021
Krystal Kahler

*	Director	May 28, 2021
Ramez Toubassy

*	Director	May 28, 2021
Jamie Weinstein
*By:	/s/ Ken Suslow
Ken Suslow, Attorney-in-Fact